Exhibit D

JOINT REPORT

of the Management Board of GSW Immobilien AG

and

of the Management Board of Deutsche Wohnen AG

on the

Domination Agreement

between

GSW Immobilien AG and Deutsche Wohnen AG

pursuant to Section 293a of the German Stock Corporation Act

April 30, 2014

Please note that this translation of the German Joint Report is for convenience purposes only. Only the German original version of the Joint Report is legally valid and binding. No responsibility is assumed for misunderstandings or misinterpretations that may arise from this translation or any mistakes or inaccuracies contained herein. In cases of doubt, only the German original version shall form the basis for interpretation.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

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- Convenience Translation; in case of inconsistencies, the German original version prevails -

	2.4.1	Management Board	21

	2.4.2	Supervisory Board	22

	2.4.3	Employees and co-determination	22

2.5	Share capital, exchange trading, shareholders		23

	2.5.1	Share capital	23

	2.5.2	Authorized capital	23

	2.5.3	Contingent capital and authorization to issue bonds	25

2.6	Convertible Bond 2013 of Deutsche Wohnen AG		29

2.7	Shareholders		30

2.8	Exchange trading		30

2.9	Structure of the Deutsche Wohnen Group		30

	2.9.1	Operational and legal structure	30

	2.9.2	Participations	31

2.10	Overview of business activities		31

2.11	Business development, income and asset position, key financial data		32

	2.11.1	Business development in the 2013 financial year	32

	2.11.2	Key figures for the financial years 2011 to 2013	36

	2.11.3	Outlook	37

3.	Voluntary Takeover Offer of Deutsche Wohnen AG concerning the acquisition of the GSW Shares		38

3.1	Voluntary Takeover Offer		38

3.2	Business Combination Agreement		39

3.3	Further share acquisitions following the execution of the public Takeover Offer		40

(C)	Domination Agreement		40

1.	Reasons for the conclusion of the Domination Agreement		40

1.1	Financial, legal and tax reasons		40

	1.1.1	Financial reasons	40

	1.1.2	Legal reasons	41

	1.1.3	Tax reasons	44

1.2	Alternatives to the conclusion of a Domination Agreement		44

	1.2.1	Squeeze-out of minority shareholders	44

	1.2.2	Integration or merger	45

	1.2.3	Conclusion	45

1.3	Costs of the Domination Agreement		46

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- Convenience Translation; in case of inconsistencies, the German original version prevails -

2.	Content and ramifications of the Domination Agreement		47

2.1	Description of the content of the Agreement		47

	2.1.1	Management control and issuing of instructions (Article 1 of the Domination Agreement)	47

	2.1.2	Right to information (Article 2 of the Domination Agreement)	48

	2.1.3	Assumption of losses (Article 3 of the Domination Agreement)	48

	2.1.4	Compensation (Article 4 of the Domination Agreement)	49

	2.1.5	Settlement (Article 5 of the Domination Agreement)	55

	2.1.6	Effectiveness (Article 6 of the Domination Agreement)	59

	2.1.7	Duration of contract, termination (Article 7 of the Domination Agreement)	60

	2.1.8	Miscellaneous provisions (Article 8 of the Domination Agreement)	61

2.2	Settlement shares in Deutsche Wohnen AG and bank processing of the settlement and compensation amounts		61

2.3	Agreements with the Third-party Investor		62

2.4	Consequences of the Domination Agreement		63

	2.4.1	Ramifications under corporate law for Minority GSW Shareholders.	63

	2.4.2	Protection of Minority shareholders	66

	2.4.3	Tax implications for Minority GSW Shareholders in Germany	69

3.	Nature and amount of compensation payment and settlement according to Sections 304 and 305 of the German Stock Corporation Act		74

3.1	Overview		74

3.2	Calculation and definition of the amount of the commensurable compensation payment according to Section 304 of the German Stock Corporation Act		78

3.3	Calculation and definition of the amount of the commensurable settlement according to Section 305 of the German Stock Corporation Act		79

3.4	Contract audit		80

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- Convenience Translation; in case of inconsistencies, the German original version prevails -

On this day, Deutsche Wohnen AG and GSW Immobilien (together the “Parties to the Agreement”) concluded the domination agreement (“Domination Agreement”) forming the subject of this joint report, whose terms specify the conditions under which Deutsche Wohnen AG is to control GSW Immobilien AG. As adequate compensation, the Domination Agreement provides for a fixed annual compensation payment in the form of a guaranteed dividend (“Guaranteed Dividend”) pursuant to Sections 304 paragraph 1 sentence 2, paragraph 2 sentence 1 of the German Stock Corporation Act (Aktiengesetz, AktG) in the amount of EUR 1.40 (after deduction of prevailing corporation tax and solidarity surcharge) for each bearer share of GSW Immobilien AG for minority shareholders of GSW Immobilien AG (individually, “Minority GSW Shareholder”, together, “Minority GSW Shareholders”). Further, the Domination Agreement obliges Deutsche Wohnen AG as the other party to the Agreement, pursuant to Sections 305 paragraph 1, paragraph 2 number 1, paragraph 3 sentence 1 of the German Stock Corporation Act and at the request of a Minority GSW Shareholder, to acquire its shares by exchanging 7 shares in Deutsche Wohnen AG for every 3 shares in GSW Immobilien AG (individually, “GSW Share”, together, “GSW Shares”) as adequate compensation.

The Management Board of GSW Immobilien AG (“GSW Management Board”) and the Management Board of Deutsche Wohnen AF (“Deutsche Wohnen Management Board”) shall, pursuant to Section 293a of the German Stock Corporation Act, together compile the following joint report (“Report”) on the Domination Agreement.

(A)	Preliminary notes[1]

On October 1, 2013, Deutsche Wohnen AG made a voluntary public takeover offer, initially announced on August 20, 2013, (“Takeover Offer”) to all shareholders of GSW Immobilien AG to acquire their bearer shares of GSW Immobilien AG, each with a notional amount of the registered share capital of EUR 1.00 per share. On October 14, 2013, GSW Immobilien AG and Deutsche Wohnen AG concluded an agreement on their combination (Business Combination Agreement - “BCA”) which, amongst other things, includes arrangements with respect to the future strate-gy and structure of the combined company group (cf. details in Part B.3.2). The Takeover Offer was accepted with 91.05% of GSW Shares (based on outstanding share capital as of November 18, 2013) tendered and completed on November 27, 2013. After execution of the Takeover Offer, Deutsche Wohnen AG acquired further GSW Shares by exercising conversion rights from convertible bonds issued by GSW Immobilien AG (as set out in greater detail in Part B.1.6). On the date on which this

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General note: the figures in this Report are predominantly rounded, even if this is not stated explicitly in the text. The totals in the tables may accordingly differ from the sum of the individual items. Unless otherwise stated, the rounding in the tables may differ from the commercial rounding used otherwise. Unless some other reporting date is given, the numbers in this Report refer to the date of signature (April 30, 2014) of the Report.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Report was signed, Deutsche Wohnen AG owned GSW Shares which corresponded to 92.02% of outstanding share capital and voting rights in GSW Immobilien AG (“Existing Shares”).

On March 7, 2014, the Management Board of GSW and Management Board of Deutsche Wohnen resolved to prepare and conclude the Domination Agreement between GSW Immobilien AG as the controlled company and Deutsche Wohnen AG as the controlling company.

Upon the joint application from GSW Immobilien AG and Deutsche Wohnen AG from March 12, 2014, the Regional Court of Berlin selected and appointed Mazars GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, as the contract auditor (“Con-tract Auditor”) in its decision of March 18, 2014.

On April 30, 2014, the Parties to the Agreement concluded the Domination Agreement. The Supervisory Board of GSW Immobilien AG and the Supervisory Board of Deutsche Wohnen AG approved the conclusion of the Domination Agreement at their respective meetings on April 28, 2014. In taking their resolutions, the supervisory boards of the respective parties were provided with the final draft of the Domination Agreement, the final draft of this Report and the signed version of the expert opinion (“Valuation Report”) from April 23, 2014 compiled by Warth & Klein Grant Thornton AG (the “Valuation Expert”), as well as the report compiled by the Contract Auditor on the Domination Agreement from April 25, 2014 (“Audit Report”).

Pursuant to Section 293 paragraph 1 of the German Stock Corporation Act, the Agreement must be approved by the shareholders of GSW Immobilien AG and, pursuant to Section 293 paragraph 2 of the German Stock Corporation Act, must be approved by the shareholders of Deutsche Wohnen AG. The Domination Agreement shall take effect upon its entry into the commercial register at the registered office of GSW Immobilien AG.

Pursuant to Section 305 of the German Stock Corporation Act, Deutsche Wohnen AG shall be bound to make all Minority GSW Shareholders an offer to acquire their GSW Shares in return for adequate settlement (as specified further in Part C.2.1.5). In order, through the course of the settlement offer, to limit the acquisition of GSW Shares (or corresponding claims for transfer of ownership) to no more than 95% less 10,000 GSW Shares - together with Existing Shares - Deutsche Wohnen AG has, in connection with the settlement offer, concluded an agreement with Deutsche Bank AG (“Third-party Investor”) under the terms of which the Third-party Investor acquires 5% plus 10,000 shares (calculated on the basis of the current outstanding share capital of GSW Immobilien AG) (cf. details under Part C.2.3).

- Convenience Translation; in case of inconsistencies, the German original version prevails -

(B)	The Parties to the Agreement

1.	GSW Immobilien AG

1.1	Overview

GSW Immobilien AG is a listed real estate company headquartered in Berlin. GSW Immobilien AG is the parent company of the GSW Group (“GSW Group”), which is comprised of GSW Immobilien AG and its subsidiaries. The GSW Group’s business model concentrates on the letting and management of apartments with a clear focus on Berlin. This business is supplemented by selected divestments of apartments and parts of portfolios. A key strategic element of business is active and value-oriented portfolio management. With 60,962 residential and commercial units of its own, GSW Immobilien AG manages one of the largest real estate portfolios in Berlin.

The GSW Group had a total of 545 employees (excl. apprentices) as at December 31, 2013.

Pursuant to the consolidated balance sheet as at December 31, 2013, compiled in accordance with International Financial Reporting Standards (“IFRS”), the total assets of the GSW Group stood at around EUR 3,644.8 million. Pursuant to the IFRS consolidated profit and loss statement for the period from 1 January to 31 December 2013, the operating result (EBIT) stood at approx. EUR 149.8 million. The consolidated result stood at approx. EUR 60.0 million.

The Internet pages of GSW Immobilien AG can be accessed at http://www.gsw.de.

1.2	Company history

GSW Immobilien AG was established in 1924 by the City of Berlin and the Prussian State as the “Wohnungsfürsorgegesellschaft Berlin mbH”. In 1937, eight previously independent municipal residential construction and housing associations were merged to form GSW Immobilien AG. In particular, in the period between 1969 and 1973, GSW Immobilien AG expanded its portfolio considerably with the construction of several thousand apartments. In 1992/1993, GSW then regained ownership of most of the apartments it lost in East Berlin as result of the division of the city. In 2004, the Federal State of Berlin, which up to this point was the majority owner of GSW Immobilien AG, sold its stake to financial investors who changed the legal form of the company into a stock corporation in 2010 before its successful IPO on the Frankfurt stock exchange in 2011.

1.3	Headquarters, financial year and company purpose

GSW Immobilien AG is a German stock corporation headquartered in Berlin, Germany, entered in the commercial register maintained by the District Court of

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Charlottenburg under HRB 125788 B. The business address is Charlottenstrasse 4, 10969 Berlin.

The financial year of GSW Immobilien AG is the calendar year.

Pursuant to Section 2 of its Articles of Incorporation (“GSW Articles of Incorporation”), the company purpose of GSW Immobilien AG is to conduct real estate business and associated business of any kind, in particular the construction and management of apartments. GSW Immobilien AG is authorized to carry out all transactions and measures which are suitable to promoting the company purpose. This also includes the establishment of branches as well as the acquisition and foundation of other companies as well as equity participations in such. GSW Immobilien AG is entitled to bring companies in which it has a participating interest under its uniform control and/or limit itself to the management of the participation(s) and conclude affiliation agreements of all kinds. Further, it is entitled to spin off or transfer operations in full or in part to companies in which GSW Immobilien AG holds a majority stake.

1.4	Corporate bodies and employees

1.4.1	Management Board

Pursuant to Section 5 of the GSW Articles of Incorporation, the Management Board must consist of at least two members. Furthermore, the Supervisory Board decides the number of members on the Management Board. On the date on which this Report was signed, the Management Board of GSW Immobilien AG consisted of the following members:

•	Michael Zahn (CEO)

•	Andreas Segal

•	Lars Wittan

Pursuant to Section 7 of its Articles of Incorporation, GSW Immobilien AG is legally represented by two members of the Management Board or by one member of the Management Board acting jointly with a holder of a general power of representation (Prokurist). The Supervisory Board shall be entitled to determine that all or individual members of the Management Board are authorized to represent the company individually. Members of the Management Board are entitled to conclude legal transactions as representatives of the company and as representatives of a third party (release from prohibition on multiple representation pursuant to Section 181 2nd alternative of the German Civil Code (BGB)).

- Convenience Translation; in case of inconsistencies, the German original version prevails -

1.4.2	Supervisory Board

The Supervisory Board of GSW Immobilien AG is comprised of six members. Supervisory Board members are appointed in accordance with Section 8.2 of the GSW Articles of Incorporation by the general meeting. On the date on which this Report was signed, the Supervisory Board of GSW Immobilien AG consisted of the following members:

•	Uwe E. Flach (Chairman of the Supervisory Board)

•	Dr. Andreas Kretschmer (Vice Chairman of the Supervisory Board)

•	Dr. Reinhard Baumgarten

•	Gisela von der Aue

•	Matthias Hünlein

•	Helmut Ullrich

1.4.3	Employees and co-determination

As at December 31, 2013, the GSW Group had a total of 545 employees (excl. apprentices).

The Supervisory Board of GSW Immobilien AG is not currently subject to co-determination.

1.5	Share capital, exchange trading, shareholders

1.5.1	Share capital

The share capital of GSW Immobilien AG currently stands at EUR 56,676,960.00 and is divided into a total of 56,676,960 bearer shares, each representing a pro rata amount of the registered share capital of EUR 1.00.

1.5.2	Authorized capital

Pursuant to Section 4 of the GSW Articles of Incorporation (as of April 30, 2014), GSW Immobilien AG has two authorized capitals:

(i)	Authorized Capital 2012

Pursuant to Section 4.1 of the GSW Articles of Incorporation, the Management Board is authorized, with the approval of the Supervisory Board up to and including June 27, 2017, to increase the company’s share capital by the issue of up to 17,000,000 new bearer shares for cash and/or contributions in kind in one or several

- Convenience Translation; in case of inconsistencies, the German original version prevails -

steps up to a total of EUR 17,000,000.00 (Authorized Capital 2012). Shareholders shall, in principle, be granted statutory subscription rights to the new shares. The Management Board shall, however, be empowered, with the approval of the Supervisory Board, and in accordance with the provisions below, to exclude subscription rights, either in full or in part, once or several times:

•	in order to exclude fractional amounts from subscription rights;

•

if and insofar as is necessary in order to grant holders or creditors of warrants/convertible bonds with conversion or option rights and/or holders or creditors of financial instruments with conversion or option obligations that are issued by the company or a domestic or foreign entity in which GSW Immobilien AG holds a direct or indirect majority of voting rights and capital a subscription right for new shares to the same extent as they would be entitled after exercising their option or conversion right or as they would be entitled to after fulfillment of their conversion or option obligation respectively;

•

for capital increases against cash contributions pursuant to Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act, when the issue price of new shares is not substantially lower than the stock exchange price of the listed shares and when the new shares that are excluded from subscription rights account for no more than 10% of share capital, neither on the date on which the general meeting passes the resolution with regard to this power nor on the date on which this power is exercised. This 10% limit for share capital shall take into account the proportion of share capital attributable to shares which are sold as a result of any authorization to sell own shares pursuant to Sections 71 paragraph 1 number 8 sentence 5, 186 paragraph 3 sentence 4 of the German Stock Corporation Act and which are excluded from subscription rights during the term of this authorization and until it is exercised. Also to be taken into account is the proportion of share capital that is attributable to shares and subscription rights which, during the term of this authorization and until it is exercised, are issued on the basis of other authorizations to issue shares in the company or to issue rights which allow or oblige the subscription of shares in the company, excluding the subscription rights of shareholders in direct or analogous application of Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act, and with the exception of shares which are issued for the service of convertible bonds that have been issued in November 2012 on the basis of the resolution under Agenda Item 9.1 of the general meeting held on June 28, 2012 by the company;

- Convenience Translation; in case of inconsistencies, the German original version prevails -

•

for capital increases against contributions in kind in order to grant shares for the purpose of acquiring companies, parts of companies, participations in companies, real estate or real estate portfolios.

The total number of shares issued in accordance with Authorized Capital 2012 excluding subscription rights must not exceed 20% of share capital neither upon this authorization entering into effect nor, taking account of other shares in the company which, over the term stipulated in Authorized Capital 2012, are sold or issued without subscription rights or are to be issued without subscription rights in respect of bonds issued after June 18, 2013. Shares which are to be issued as a result of the convertible bonds issued by the company in November 2012 are not to be taken into account.

Insofar as subscription rights are not excluded in accordance with the above provisions, subscription rights can be granted to shareholders, where so determined by the Management Board with approval of the Supervisory Board, by way of indirect subscription rights pursuant to Section 186 paragraph 5 of the German Stock Corporation Act or partly by way of direct subscription rights (for instance to shareholders entitled to subscription rights who have previously issued a confirmed acquisition declaration) or otherwise by way of indirect subscription rights pursuant to Section 186 paragraph 5 of the German Stock Corporation Act.

The Management Board shall also be authorized, with the approval of the Supervisory Board, to specify further details for the capital increase and its implementation, in particular with respect to the contents of share rights and conditions of the share issue. Profit participation for new shares can also deviate from the rule in Section 60 paragraph 2 of the German Stock Corporation Act.

The Supervisory Board shall be entitled to amend Section 4 of the GSW Articles of Incorporation in line with the respective use of Authorized Capital 2012 as well as after expiry of the authorization period.

(ii)	Authorized Capital B

Pursuant to Section 4.2 of the GSW Articles of Incorporation, the Management Board shall be authorized, with the approval of the Supervisory Board up to March 17, 2016, to increase company share capital by the issue of up to 500,000 new bearer shares against cash contribution in one or several steps up to a total of EUR 500,000.00 (Authorized Capital B). Shareholder subscription rights shall be excluded. The new shares may only be issued to grant shares directly, or indirectly after subscription by a bank and repurchase by the company, to company employees or to employees of companies affiliated with it in the sense of Sections 15 et seq. of the German Stock Corporation Act (employee shares). The new shares can also be issued to a suitable bank which shall acquire the shares under the condition that they are to be transferred exclusively to company

- Convenience Translation; in case of inconsistencies, the German original version prevails -

employees or employees of companies affiliated to it in the sense of Sections 15 et seq. of the German Stock Corporation Act. Where permitted by law, the employee shares may also be issued in such a way that the contribution to be paid in return is covered by the part of the net income for the year that the Management Board and Supervisory Board may hold as retained earnings in accordance with Section 58 paragraph 2 of the German Stock Corporation Act. The Management Board shall be authorized to specify further details with respect to the capital increase and its implementation, subject to the approval of the Supervisory Board. The Supervisory Board shall be authorized to amend the Articles of Incorporation in line with the respective use of Authorized Capital B.

1.5.3	Contingent capital and authorization to issue bonds

As at April 30, 2014, GSW Immobilien AG has two contingent capitals at its disposal as well as the authorization to issue bonds:

(i)	Contingent Capital 2013

The share capital of the company is conditionally increased by up to EUR 6,401,985.00 by the issue of up to 6,401,985 new bearer shares each representing a pro rata amount of EUR 1.00 of the share capital (Contingent Capital 2013). The contingent capital increase serves to grant shares to holders or creditors of convertible bonds and/or warrants bonds and/or participation rights and/or income bonds with conversion or option rights or conversion or option obligations which are issued as a result of the authorization pursuant to the resolution by the general meeting held on June 18, 2013 under agenda item 6.2 up to and including June 17, 2018 by GSW Immobilien AG or by a domestic or foreign company in which GSW Immobilien AG holds a majority of votes and capital either directly or indirectly. This contingent capital also serves to issue shares to creditors of convertible bonds which were issued on the basis of the authorization resolved under agenda item 9.1 of the general meeting of the company on June 28, 2012 and issued by the company in November 2012 in the event of an adjustment in the conversion ratio; it will only be implemented insofar as conversion and option rights under conversion bonds issued by GSW Immobilien AG in 2012 are in fact exercised or where conversion obligations under such bonds are fulfilled and insofar as other means of fulfillment are not used. The issue of new shares shall be in accordance with the above resolutions of the general meeting of June 18, 2013, alternatively of the general meeting of June 28, 2012 at the respective option and conversion price. The Management Board shall be authorized to set the profit participation for the new shares in derogation of Section 60 paragraph 2 of the German Stock Corporation Act. The Management Board shall be authorized to determine further details regarding the implementation of the contingent capital increase.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

The Supervisory Board shall be authorized to amend Section 4 of the Articles of Incorporation in line with the issue of new shares from Contingent Capital 2013. The same shall apply insofar as the authorization to issue convertible bonds and/or warrant bonds and/or participation rights and/or income bonds with conversion or option rights or conversion or option obligations pursuant to the resolution of the general meeting of June 18, 2013 was not exercised during the term of the authorization or the corresponding option or conversion rights or option and conversion obligations lapse upon expiry of the exercise periods or otherwise.

(ii)	Authorization to issue convertible bonds and warrant bonds, participation rights and income bonds with conversion or option rights or conversion or option obligations 2013

By resolution of the annual general meeting of GSW Immobilien AG on June 18, 2013, the Management Board was authorized to issue up to June 17, 2018 either once or several times bearer or registered convertible bonds, warrant bonds, participation rights and/or income bonds with or without conversion or option rights or conversion or option obligations or combinations of these instruments (hereinafter referred to collectively as “bonds”) with or without limitation of maturities up to a total nominal amount of EUR 350,000,000.00 and to grant or allocate holders or creditors of bonds conversion and/or option rights and/or conversion or option obligations for subscription of up to 7,500,000 new bearer shares of GSW Immobilien AG representing a total of up to EUR 7,500,000.00 of nominal share capital in accordance with further terms applicable to bonds (hereinafter collectively “bond terms”). The bonds may be issued against cash contributions or contributions in kind. The authorization shall also include the possibility of issuing bonds by domestic or foreign companies in which GSW Immobilien AG holds a majority of voting rights and capital, either directly or indirectly (hereinafter “majority participation”); in this case the Management Board shall be authorized, subject to the approval of the Supervisory Board, to provide a guarantee for the majority participation issuing the bond for the repayment of the bond and to grant holders or creditors of such bonds conversion and/or option rights to GSW Shares or to fulfill conversion or option obligations in GSW Shares as well as to make further necessary declarations and perform any necessary acts required for the successful issue thereof.

GSW Immobilien AG shareholders shall be granted subscription rights on issue of such bonds, even if the bonds are issued by other group companies of GSW Immobilien AG. The Management Board shall, however, be authorized to exclude these subscription rights subject to the approval of the Supervisory Board:

(a)	in order to exclude fractional amounts from subscription rights;

(b)	insofar as necessary to grant subscription rights to holders and creditors of conversion and option rights and/or holders or creditors of bonds furnished

- Convenience Translation; in case of inconsistencies, the German original version prevails -

with conversion obligations which were previously or are issued by GSW Immobilien AG or a majority participation to such an extent as they would be entitled to such rights after the exercise of conversion or option rights or after fulfilment of conversion obligations;

(c)

in corresponding application of Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act, insofar as bonds are issued against cash contribution and the Management Board comes to the conclusion after proper and careful assessment that the issue price does not fall significantly short of the theoretical market value of the bonds with conversion or option rights or conversion obligations calculated in accordance with recognized financial principles. However, this authorization to exclude subscription rights shall apply only for bonds with conversion and/or option rights or conversion obligations to shares which do not represent more than 10% of the share capital, neither with respect to the date on which the authorization becomes effective nor on which such authorization is exercised. This 10% limit is to include company shares which are issued or sold by the company during the term of this authorization excluding subscription rights of shareholders in direct or analogous application of Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act. Further, account shall be taken of shares and subscription rights which are issued during the term of this authorization in order to service conversion or option rights or conversion or option obligations insofar as the bonds which give rise to a corresponding conversion or option right or conversion or option obligation are issued during the term of this authorization as a result of another authorization excluding subscription rights of shareholders in accordance with Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act;

(d)	insofar as bonds are issued against contributions in kind and the exclusion of subscription rights is in the interests of the company.

Further, the authorization to issue bonds excluding subscription rights shall also be limited by the condition that the conversion or option price per share must be at least 80% of the average price of GSW Immobilien AG shares in XETRA trading (or a comparable successor system) over the most recent ten days of trading on the Frankfurt stock exchange prior to the date on which the resolution by the Management Board on the issue of the bond was passed.

The Management Board shall be authorized, subject to the approval of the Supervisory Board, to specify further conditions for the issue of GSW Immobilien AG bonds within the framework of the authorization granted by the general meeting.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

1.6	Convertible Bond 2012 of GSW Immobilien AG

On November 20, 2012, GSW Immobilien AG issued a convertible bond with a total nominal value of EUR 182,900,000.00 (ISIN: DE000GSW1CB6/ WKN: GSW1CB), which was divided into elements with nominal value of EUR 100,000.00 (“GSW convertible bonds”). The GSW convertible bonds had an interest rate of 2% p.a and matured on November 20, 2019. As from December 30, 2013, the GSW convertible bonds could, in principle, be converted at a certain conversion price at any time. In order to service GSW convertible bonds, Contingent Capital 2012 and Contingent Capital 2013 could be used.

On November 19, 2013, Deutsche Wohnen AG requested that creditors of GSW convertible bonds made Deutsche Wohnen AG an offer for the sale of their GSW convertible bonds. Through the course of the bid, Deutsche Wohnen AG was able to acquire GSW convertible bonds with a total nominal value of approx. EUR 181 million. With the nominal value of all GSW convertible bonds standing at EUR 182.9 million, this corresponds to approx. 99% of all outstanding GSW convertible bonds.

On November 22, 2013, Deutsche Wohnen AG announced that 91.05% of outstanding share capital in GSW was tendered following its voluntary public Takeover Offer. With the implementation of the corresponding capital increase against contributions in kind on November 27, 2013, Deutsche Wohnen AG acquired control of GSW Immobilien AG within the meaning of the terms and conditions of the GSW convertible bonds. With announcement of the change of control, each bond holder was, at its option, entitled to the redemption of some or all of its GSW convertible bonds for which the conversion right was not exercised and for which no premature redemption was announced, as at the effective date at the par value plus interest accrued up to the effective date (exclusive) or to the conversion of the bond at a reduced conversion price. Deutsche Wohnen AG has exercised the conversion rights for all GSW convertible bonds acquired. As a result of the exercise of further conversion rights and the exercise of the right of premature redemption as a result of the change of control by other convertible bond holders, the total nominal amount of outstanding GSW convertible bonds has fallen and as at February 11, 2014 stood at only EUR 1.4 million.

Because of the small total of outstanding GSW convertible bonds, GSW Immobilien AG made use of its right to premature redemption as of March 13, 2014. As a result, the remaining outstanding GSW convertible bonds were redeemed prematurely at nominal value plus accrued interest (so-called “clean-up call”).

- Convenience Translation; in case of inconsistencies, the German original version prevails -

1.7	Shareholders

On the date on which this Report was signed on April 30, 2014, Deutsche Wohnen AG directly held a total of 52,154,429 GSW Shares, which corresponds to 92.02% of the share capital of GSW Immobilien AG.

Based on voting rights announcements received on the date on which this Report was signed, aside from Deutsche Wohnen AG, no shareholder of GSW Immobilien AG owns a stake of 3% or more (directly or indirectly).

1.8	Exchange trading

GSW Shares (ISIN DE000GSW1111 / WRN GSW111) are currently authorized to be traded on the Prime Standard segment of the Frankfurt Stock Exchange. On February 19, 2014, the Management Board of GSW Immobilien AG resolved to apply for the admission for listing in the Prime Standard segment to be revoked and for the shares to be traded in the General Standard segment. The application for revocation of the admission to trade in the Prime Standard segment submitted by the GSW Management Board and the switch to the General Standard of the regulated market of the Frankfurt Stock Exchange will become effective at the end of the day on May 27, 2014. GSW Shares are also traded in the open market segment at stock exchanges in Berlin, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart.

1.9	Structure of the GSW Group

1.9.1	Operational and legal structure

With a real estate portfolio currently including 60,962 residential and commercial units, the GSW Group has one of the biggest portfolios in Berlin. It is therefore one of the largest housing companies in the Federal State of Berlin. The operations of the GSW Group are carried out by GSW Immobilien AG and FACILITA Berlin GmbH. At the head of the GSW Group is GSW Immobilien AG.

1.9.2	Participations

As at December 31, 2013, GSW Immobilien AG held 271 direct and indirect equity participations. The consolidated financial statements for 2013 contained 16 fully consolidated companies including GSW Immobilien AG.

A list of holdings of GSW Immobilien AG as at December 31, 2013 pursuant to Sections 285 Number 11 and Number 11a of the German Commercial Code (Handelsgesetzbuch, HGB) can be found in Appendix 1a of this Report.

[1]

According to the list of shareholders in the 2013 annual report of GSW Immobilien AG for the year ending December 31, 2013 within the meaning of Section 285 number 11, number 11a, German Commercial Code.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

1.10	Overview of business activities

The business model of the GSW Group is focused on the long-term letting of apartments in Berlin. At the center of its business philosophy is sustainable company management intended to secure the long-term future of the company. The business model of the GSW Group is based on the efficient management of around 60,000 apartments in Berlin, which are financed conservatively and for the long term and which are directed at a broad segment of the population. By focusing on Berlin, the GSW Group participates in the dynamic performance of the Berlin real estate market.

The GSW Group concentrates on standardized high volume lettings and on the management of the apartments in its own portfolio in Berlin. In terms of risk profile, this business differentiates itself from alternative types of use in Berlin as a result of its fragmentation and size. As a result of social and demographic trends, demand is relatively predictable. As the pure portfolio owner, the company concentrates on value-adding activities such as portfolio management, new client acquisition, client care, finance management and maintenance, which is mainly provided by the company’s own staff.

Together with FACILITA Berlin GmbH, GSW Immobilien AG performs the operational functions of the GSW Group. GSW Immobilien AG owns real estate and has its own employees.

FACILITA Berlin GmbH provides facility management services for the Group. This includes cleaning services, gardening services, caretaker services and small repairs, empty property management as well as technical property management. FACILITA Berlin GmbH employs the facility managers in the GSW Group and has its own administrative staff.

Considerable real estate portfolios are also held by the subsidiaries GSW Pegasus GmbH, GSW Corona GmbH and GSW Grundvermögens- und Vertriebsgesellschaft mbH. These companies have no employees of their own. Furthermore, GSW Immobilien AG holds majority stakes in subsidiaries, some of which hold their own residential complexes. These companies have no employees of their own also.

1.11	Business development, earnings situation and assets, key financial data

Pursuant to the consolidated balance sheet as at December 31, 2013, compiled in accordance with IFRS, the total assets of the GSW Group stood at around EUR 3,644.8 million. Pursuant to the IFRS consolidated profit and loss statement for the period from January 1 to December 31, 2013, earnings before interest and taxes stood at approx. EUR 149.8 million, while the consolidated result stood at approx. EUR 60.0 million.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

The following tables provide an overview of the business development of the GSW Group in the financial year 2013 and the Group’s key financial figures for the financial years 2011 to 2013. The results are taken from the audited consolidated financial statements for the financial years ending December 31 in 2011, 2012 and 2013. These consolidated financial statements were compiled in accordance with IFRS.

In the absence of any indication to the contrary, the values are rounded in accordance with standard commercial practice.

1.11.1	Business development in the 2013 financial year

(i)	Results of operations

GSW Group in EUR million	2012	2013	Change
Gross rental income	212.0	235.7	11.2%
Income from direct government grants	7.9	5.5	(30.4)%
Property operating expenses	(59.9)	(61.7)	3.0%

Net rental income	160.0	179.5	12.2%
Investment property disposal proceeds	68.5	110.2	60.9%
Carrying value of investment property disposals	(49.5)	(98.4)	98.8%
Operating expenses for investment property disposed	(9.4)	(7.8)	(17.0)%

Result on disposal of investment property	9.6	4.0	(58.3)%
Valuation gains on investment property	133.8	76.3	(43.0)%
Valuation losses on investment property	(57.5)	(55.7)	(3.1)%
Administrative expenses	(37.2)	(54.2)	45.7%
Other income and expense	5.7	0.0	(100.0)%

Net valuation gains on investment property	76.4	20.6	(73.0)%
Net result of investments	1.2	0.3	(75.0)%
Interest income	23.3	23.6	1.3%
Interest expenses	(98.8)	(100.6)	1.8%

Operating profit (EBIT)	214.4	149.8	(30.1)%
Profit before income taxes	140.1	73.2	(47.8)%
Income taxes	3.2	(13.2)	n/a

Consolidated net income for the year	143.3	60.0	(58.1)%

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Notes:

General note: The figure shown for EBIT is not a standardized indicator of success pursuant to HGB or IFRS. It is further not necessarily comparable with the indicator for Deutsche Wohnen AG published under the same or comparable name or used in this joint report.

(1)	The figures for financial year 2012 are taken from the 2013 consolidated financial statements (retrospective adjustment pursuant to IAS 19).

In the financial year 2013 net rental income increased by EUR 19.5 million compared to the previous year to EUR 179.5 million (2012: EUR 160.0 million), an increase of 12.2%. This increase was based largely on the acquisition of several property portfolios in the fourth quarter of 2012 which impacted earnings over the full reporting year, and on portfolio acquisitions in financial year 2013, where these had already an effect in the fourth quarter of 2013. The decrease of EUR 2.4 million or 30.4 % in income from public housing subsidies to EUR 5.5 million (2012: EUR 7.9 million) was planned.

Net income from the sale of properties held as financial investments fell by EUR 5.6 million in financial year 2013 to EUR 4.0 million (2012: EUR 9.6 million), a drop of 58.3%. The smaller sales result is due primarily to narrower margins on block sales.

Administrative expenses increased by EUR 17.0 million or 45.7 % in the financial year 2013 to EUR 54.2 million (2012: EUR 37.2 million). This rise was due in particular to consulting expenses of EUR 14.2 million in connection with the takeover bid by Deutsche Wohnen AG.

In the financial year 2013 net valuation gains on real estate held as investment fell by EUR 55.8 million or around 73.0 % to EUR 20.6 million (2012: EUR 76.4 million). According to the appraisal by the independent property evaluator CBRE, the effective valuation result for the GSW Immobilien AG property portfolio amounted to about EUR 20.6 million in the financial year 2013 compared with the effective valuation result of EUR 76.4 million in the financial year 2012.

Net interest income decreased by EUR 1.4 million in financial year 2013 to EUR -76.9 million (2012: EUR -75.5 million). This was the result of an increase of 1.3 % or EUR 0.3 million to EUR 23.6 million (2012: EUR 23.3 million) in interest income and 1.8 % or EUR 1.8 million to EUR 100.6 million (2012: EUR 98.8 million) in interest expense.

Overall, consolidated net income fell by EUR 83.3 million or 58.1 % to EUR 60.0 million (2012: EUR 143.3 million), due primarily to the decline of EUR 55.8 million in valuation, the rise of EUR 17.0 million in administrative expenses and the recognition in the 2012 consolidated financial statements of the one-time profit of

- Convenience Translation; in case of inconsistencies, the German original version prevails -

EUR 5.7 million from the sale of the participation in GSW Betreuungsgesellschaft für Wohnungs- und Gewerbebau mbH.

EBIT decreased in financial year 2013 by EUR 64.6 million or 30.1 % to EUR 149.8 million (2012: EUR 214.4 million). Adjusted for non-recurring effects (administrative expense in 2013, one-time profit in 2012), the decrease in EBIT was around EUR 42.0 million.

(ii)	Asset position

GSW Group in EUR million	20121)	2013	Change
Assets
Non-current assets	3,324.0	3,526.5	6.1%
thereof:
Investment property	3,302.2	3,509.9	6.3%
Property, plant and equipment	2.1	1.9	(9.5)%
Goodwill	1.1	1.1	—
Other intangible assets	0.2	0.2	—
Other financial assets	6.1	6.1	—
Trade receivables	0.3	0.2	(33.3)%
Other non-current assets	11.9	7.2	(39.5)
Deferred tax assets	0.0	0.0	—
Current assets	245.9	118.2	(51.9)%
thereof:
Trade receivables	6.9	11.0	59.4%
Receivables due from related parties	0.5	0.0	(100)%
Income tax receivables	2.8	0.8	(71.4)%
Other current assets	22.6	9.2	(59.3)%
Cash and cash equivalents	167.7	70.7	(57.9)%
Investment property held for sale	45.3	26.4	(41.7)%

Total assets	3,569.9	3,644.8	2.1%
Equity and liabilities
Total equity	1,440.4	1,656.9	15.0%
Total shareholders’ equity	1,440.1	1,656.4	15.0
Non-controlling interest	0.3	0.5	66.7%
Non-current liabilities	1,992.4	1,868.5	(6.2)%
thereof:
Financial liabilities	1,888.8	1,793.8	(5.0)%
Employee benefits	2.3	2.2	(4.3)%
Provisions	3.1	7.9	154.8%
Trade payables	0.5	0.5	—
Other non-current liabilities	97.4	63.7	(34.6)%
Deferred tax liabilities	0.3	0.4	(33.3)%
Current liabilities	137.0	119.4	(12.8)%
thereof:
Financial liabilities	78.7	69.1	(12.2)
Provisions	3.0	0.7	(76.7)

- Convenience Translation; in case of inconsistencies, the German original version prevails -

GSW Group in EUR million	20121)	2013	Change
Trade payables	31.0	35.6	14.8
Payables due to related parties	0	0	—
Income taxes payable	0.2	0	(100)%
Other current liabilities	24.1	13.9	(42.3)

Total equities and liabilities	3,569.9	3,644.8	2.1%

(1)	The figures for financial year 2012 are taken from the 2013 consolidated financial statements (retrospective adjustment pursuant to IAS 19).

For further information, we refer to the information on business development and earnings in the consolidated annual financial statements of GSW Immobilien AG for financial years 2011, 2012 and 2013, together with the consolidated management report which are published on the Internet (http://www.gsw.ag (“General meeting” – “2014”)) and are available for inspection from today in the offices.

1.11.2	Key figures for the financial years 2011 to 2013

GSW Group in EUR million (unless otherwise stated)	2011	20121)	2013
Net rental income	141.1	160.0	179.5
Net operating profit (EBITGSW2))	177.2	214.4	149.8
EBITDAGSW3)	122.0	138.8	129.8
Adjusted EBITDAGSW4)	117.6	131.2	147.6
Consolidated net income for the year/period	105.1	143.3	60.0
Profit before income taxes	107.8	140.1	73.2
Income taxes	(2.7)	3.2	(13.2)
FFO IGSW5)	56.6	64.2	75.1
Capitalized expenses for modernization and maintenance work	(19.8)	(26.3)	(33.5)
AFFO6)	36.8	37.9	41.6
Result on disposal of investment property	3.3	9.6	4.0
FFO II7)	59.9	73.8	79.1
Loan-to-ValueGSW8) (in %)	58.0	53.8	50.7
EPRA NAVGSW9) (undiluted)	1,219.9	1,525.6	1,701.2
EPRA NAVGSW per share in EUR (undiluted)	29.72	30.19	30.02
In-place rent10) (residential) (in EUR /m2)	5.08	5.22	5.44
Vacancy rate11) (residential) (in %)	3.4	2.7	2.2
Equity ratio (in %)	38.4	40.3	45.5
Dividend per share (in EUR )	—	0.90	0.90
Employees (figure as of December 31, excl. apprentices)	584	528	545

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Notes on results by the GSW Group:

General note: The figures provided (EBIT, EBITDA, EBT, FFO, EPRA NAV and Loan-to-Value) do not constitute standardized indicators of success in accordance with HGB or IFRS. In addition, these ratios are not necessarily comparable with the ratios from Deutsche Wohnen AG, which are published under the same or similar names or which are used in this Report.

(1)	The figures for financial year 2012 are taken from the 2013 consolidated financial statements (retrospective adjustment pursuant to IAS 19).
(2)	Earnings before interest and taxes and results on investments
(3)

Earnings before interest, taxes, depreciation and amortization, EBITDAGSW represents the consolidated net income for the relevant period before net interest, results of associates and joint ventures accounted for at equity, net result of investments, income taxes depreciation and amortization, and net valuation gains on investment property.

(4)

Adjusted EBITDAGSW represents EBITDAGSW adjusted for corporate actions, profit from business combinations, restructuring expenses, project expenses, LTIP, onetime acquisition expenses regarding the purchase of investment properties (asset or share deals) and gains on the disposal of shares, associates and joint ventures.

(5)

GSW calculates FFO I (“funds from operations”) by taking Adjusted EDITDAGSW for the period and adjusting it for cash flow net interest, results of associates and joint ventures accounted for at equity, net result of investments and normalized cash flow net taxes.

(6)	AFFO (“adjusted funds from operations”) represents the FFO I, deducting capitalized expenses for maintenance and modernization
(7)	GSW Immobilien AG calculates FFO II by taking FFO I for the period and adding the result on disposal of investment property.
(8)	Loan-to-value ratio, LTVGSW, is the ratio of financial liabilities minus cash and cash equivalents to our investment properties and assets held for sale.
(9)

EPRA NAVGSW is used to highlight the fair value of equity on a long-term basis and is calculated from NAV. Items that have no impact on the Group’s long-term performance, such as the fair value of derivatives and deferred taxes are excluded.

(10)	Average in-place rent is the total net rent of rented units, i.e. excluding service and heating charges, as at December 31 of each financial year.
(11)

The vacancy rate is the total number of residential units owned by GSW Immobilien AG and which are not let divided by the number of residential units available for rent at December 31 of the respective financial year.

In the financial year 2013 FFO I1 rose by EUR 10.9 million compared to the previous year to EUR 75.1 million (2012: EUR 64.2 million.). This increase is due primarily to the increase by EUR 16.4 million compared to the previous year to EUR 147.6 million (2012: EUR 131.2 million) in EBITDA2, which in turn essentially reflects the higher net rental income from the previous year.

LTV3 decreased in the financial year 2013 by 3.1 % to 50.7% (2012: 53.8%). The decline in the loan-to-value ratio was due to an increase in the property assets in relation to a slightly lower net debt. The latter in turn was due primarily to the conversion by the bond holder Deutsche Wohnen AG of the part of the GSW convertible bonds acquired by Deutsche Wohnen AG with a nominal value of around EUR 181 million.

[1]	Cf. definition in this section.
[2]	Cf. definition in this section.
[3]	Cf. definition in this section.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

1.11.3	Outlook

The GSW Management Board expects net rental income to increase to between EUR 187 million and EUR 192 million in the 2014 financial year. This will be due mainly to property purchases in the 2013 financial year, which will be included in GSW’s full-year earnings for the first time. In addition, the GSW Management Board expects the positive industry environment to continue in 2014, which will be reflected in sustained high demand for housing. This should have a positive impact on GSW’s plans to continue reducing vacancy rates and to make use of the scope for rent increases.

The GSW Management Board anticipates a lower net interest income of EUR 80 to 85 million due to the increasing financing volume as a result of acquisitions in recent financial years.

In the 2014 financial year, the GSW Management Board expects an FFO I1 of at least EUR 80 million. This does not fully include synergies arising from the takeover by Deutsche Wohnen AG. The GSW Management Board expects an LTV2 of approximately 50%, as no further refinancing measures are scheduled and stable property valuations are anticipated. On the basis of a stable operating business and increasing consolidated net income for the year, the GSW Management Board expects EPRA NAV3 to increase slightly.

2.	Deutsche Wohnen AG

2.1	Overview

Deutsche Wohnen AG is a listed company headquartered in Frankfurt am Main. Deutsche Wohnen AG is the parent company of the Deutsche Wohnen Group (“Deutsche Wohnen Group”), which is comprised of Deutsche Wohnen AG and its subsidiaries. The Deutsche Wohnen Group organizes its business into the segments Residential Property Management, Disposals, Nursing and Assisted Living. The Residential Property Management segment forms the core and mainstay of its business. It entails all activities in connection with the management and administration of residential real estate, the management of rental leases and tenant relationship management. The Disposals segment includes all activities relating to the sale of residential units, buildings and land. With the Nursing and Assisted Living segment, the Deutsche Wohnen Group manages and markets nursing and residential care facilities for the elderly that are predominantly owned by the group under the KATHARINENHOF® brand.

[1]	Cf. definition in Part 1.11.1.
[2]	Cf. definition in Part 1.11.1.
[3]	Cf. definition in Part 1.11.1.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

As at December 31, 2013, the Deutsche Wohnen Group had a total of 2,422 employees (excl. apprentices).

Pursuant to the consolidated balance sheet as at December 31, 2013 compiled in accordance with IFRS, the total assets of the Deutsche Wohnen Group stood at around EUR 10,173.1 million. Pursuant to the IFRS consolidated profit and loss statement for the period from January 1 to December 31, 2013, earnings before interest and taxes stood at approx. EUR 348.7 million, while the consolidated result stood at approx. EUR 212.7 million.

The Internet pages of Deutsche Wohnen AG can be viewed at http://www.deutsche-wohnen.com.

2.2	Company history

1996	Deutsche Wohnen AG founded as Kera Beteiligungs AG; pure asset company initially with no operations.

1998/99	Company name changed to “Deutsche Wohnen AG” and operating activities started as subsidiary of the Deutsche Bank Group.

1999	Deutsche Wohnen AG’s initial public offering on the regulated market of the Luxembourg Stock Exchange.

2006	Deutsche Wohnen AG removed from the Deutsche Bank Group’s consolidated financial statements.

All shares of Deutsche Wohnen AG admitted for trading to the official market segment of the Frankfurt Stock Exchange.

2007

GEHAG Group acquired with approximately 27,000 residential units in Berlin and Brandenburg, several retirement homes and nursing home facilities, as well as a telecommunications service provider with approximately 80,000 connected households.

Michael Zahn assumes the position of CEO.

2008

The GEHAG Group is integrated into Deutsche Wohnen AG through the creation of a new, competitive organizational structure and reorientation of the company’s real estate portfolio strategy to focus on the management of properties in the strategic core and growth regions of Berlin and Rhine-Main.

In this context, sale of 1,169 residential units outside of the residential portfolio in the core regions for regional or product-specific reasons and sale of the Telecommunications business segment (AKF Group).

2009	Capital increase against cash contributions to reduce debt equity ratio and finance further acquisitions.

2010	Shares of Deutsche Wohnen AG included in the MDAX index of the Frankfurt Stock Exchange.

2011	Approximately 6,100 residential units acquired in Berlin, the Rhine-Main area, Rhine Valley North and the Rhine Valley South. Capital increase against contributions in cash.

2012	Shares acquired in the BauBeCon Group with around 23,400 residential units. The portfolio’s geographic focus is urban centers. They comprise around 82% of the total portfolio (more than 19,000 residential units); 40% of these residential units are situated

- Convenience Translation; in case of inconsistencies, the German original version prevails -

in the metropolitan areas of Hanover/Braunschweig/Magdeburg and 30% in Greater Berlin. The acquisition was partially refinanced by a capital increase against cash contributions.

2013	Capital increase against contributions in cash.

Around 7,800 residential units acquired in Greater Berlin.

91.05 % of GSW Immobilien AG shares acquired (based on the share capital at the time) in connection with a public tender offer.

Issue and offering of a convertible bond with a total nominal value of EUR 250 million.

2.3	Headquarters, financial year and company purpose

Deutsche Wohnen AG is a stock corporation (Aktiengesellschaft) organized under German law and is headquartered in Frankfurt am Main. The business address is Pfaffenwiese 300, 65929 Frankfurt am Main. The head office is located at Mecklenburgische Straße 57, 14197 Berlin. Deutsche Wohnen AG is entered in the commercial register of the local court (Amtsgericht) of Frankfurt am Main under docket number HRB 42388.

The financial year of Deutsche Wohnen AG has been the calendar year since January 1, 2007.

Pursuant to Article 2 of the Articles of Incorporation of Deutsche Wohnen AG (“Deutsche Wohnen Articles of Incorporation”), the purpose of Deutsche Wohnen AG is the acquisition, administration, letting and management, as well as the sale of residential property, nursing care facilities and other real estate. Real estate may be built, modernized and refurbished, services may be provided, and co-operations in all forms may be undertaken by the company. Deutsche Wohnen AG shall be entitled to be active in the fields listed above, either by itself, or through subsidiaries or portfolio companies, provided that the purpose of the relevant entity covers the business activities of the company in full or in part. The company shall also be entitled to found or acquire such companies. It shall be entitled to manage subsidiaries under joint management or limit itself to the administration of its participating interests, and the company shall be entitled to dispose of its interests. The company is entitled to take all actions related to its purpose and which serve its purpose directly or indirectly.

2.4	Corporate bodies and employees

2.4.1	Management Board

Pursuant to Section 5 paragraph 1 of the Deutsche Wohnen Articles of Incorporation, the Management Board consists of at least two members. Furthermore, the Supervisory Board decides the number of members on the Management Board. At the

- Convenience Translation; in case of inconsistencies, the German original version prevails -

time this Report was signed, the following persons served on the Management Board of Deutsche Wohnen AG:

•	Michael Zahn (CEO)

•	Andreas Segal

•	Lars Wittan

Pursuant to Section 5 paragraph 3 of the Deutsche Wohnen Articles of Incorporation, the company is legally represented by two members of the Management Board or by one Management Board member acting jointly with a holder of a general signing powers. The Supervisory Board may decide that all or certain members of the company’s Management Board can represent the company individually. It can also generally or in individual cases release all or certain members of the Management Board and holders of a general signing power, who are authorized to legally represent the company together with a Management Board member, from the prohibition on multiple representation pursuant to Section 181 2nd alternative of the German Civil Code.

2.4.2	Supervisory Board

According to Section 6 paragraph 1 of the Deutsche Wohnen Articles of Incorporation, the company’s Supervisory Board consists of six members. At the time this Report was signed, the following persons served on the Supervisory Board of Deutsche Wohnen AG:

•	Uwe E. Flach (Chairman of the Supervisory Board)

•	Dr. Andreas Kretschmer (Vice Chairman of the Supervisory Board)

•	Dr. h.c. Wolfgang Clement

•	Matthias Hünlein

•	Dr. Michael Leinwand

•	Dr. Florian Stetter

2.4.3	Employees and co-determination

As of December 31, 2013, the Deutsche Wohnen Group had 2,422 employees (excl. apprentices).

The Supervisory Board of Deutsche Wohnen AG is currently not subject to co-determination.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

2.5	Share capital, exchange trading, shareholders

2.5.1	Share capital

As at April 30, 2014, the share capital of Deutsche Wohnen AG amounted to EUR 286,216,731.00. It is divided among 286,216,731 no par value ordinary shares, each representing a value of EUR 1.00.

The company’s shares are divided into registered shares and bearer shares. The company’s shares are (as of March 10, 2014) mostly (approx. 99.971%) bearer shares, with a few registered shares (approx. 0.029%). Holders of registered shares can convert their registered shares to bearer shares at regular intervals. At the general meeting on June 11, 2014, the Management Board and Supervisory Board of Deutsche Wohnen AG proposed that the registered shares be converted to bearer shares if their shareholders had not already converted them to bearer shares.

2.5.2	Authorized capital

As of April 30, 2014, the authorized capital of the company amounted to EUR 80,378,000.00.

According to Section 4a paragraph 1 of the Deutsche Wohnen Articles of Incorporation, the Management Board is authorized, subject to approval by the Supervisory Board, to increase the company’s share capital by up to EUR 80,378,000.00 once or several times in the period until May 27, 2018 through the issue of up to 80,378,000 new bearer shares against contribution in cash or in kind (“Authorized Capital 2013”).

Shareholders are to be granted subscription rights in principle. According to Section 186 paragraph 5 of the German Stock Corporation Act, the shares may also be underwritten by one or more banks subject to the obligation that they offer these to the shareholders for subscription (“indirect subscription right”). The Management Board is, however, authorized, subject to approval by the Supervisory Board, to exclude shareholders’ subscription rights for one or more capital increases in connection with the authorized capital:

•	to exclude fractional amounts from subscription rights;

•

to the extent required, to grant holders of conversion or option rights or creditors of convertible bonds with conversion obligations that have been or will be issued by the Company or a directly or indirectly wholly owned holding a subscription right to new no par value bearer shares, to the extent they were entitled after exercising their option or conversion rights or upon fulfillment of conversion obligations as shareholder;

- Convenience Translation; in case of inconsistencies, the German original version prevails -

•

to issue shares against contributions in cash, provided the issue price of the new shares is not materially lower than the exchange price of the already listed shares of the same class and features at the time the issue price is definitively established in the meaning of Section 203 paragraph 1 and paragraph 2, Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act and the pro rata amount of the new shares excluded from subscription rights according to Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act does not represent more than 10% of the Company’s share capital, neither with respect to the date on which the authorization becomes effective nor with respect to the date on which such authorization is exercised. This figure is to include shares issued or to be issued within the term of this authorization up to the point the authorization is exercised to service convertible bonds and warrant bonds, or participation rights carrying a conversion or option right, insofar as these bonds were issued in accordance with Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act excluding subscription rights. This limit of 10% of share capital shall also include the Company’s treasury shares that are sold within the term of this authorized capital by excluding shareholders’ subscription rights pursuant to Section 71 paragraph 1 number 8 sentence 5 in conjunction with Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act;

•

to issue shares against contributions in kind, especially for – but not limited to – the purpose of the direct or indirect acquisition of companies, parts of companies, participations in companies, or other assets (in particular real estate portfolios and shares in real estate companies), or to service convertible bonds and warrant bonds, participation rights carrying a conversion or option right, or a combination of these instruments against payment in kind.

The aforementioned authorizations for excluding subscription rights to capital increases against contributions in cash or in kind may not, in sum, exceed 20% of the share capital, neither with respect to the date on which the authorization becomes effective nor the date on which such authorization is exercised. This 20% limit shall also include treasury shares that are sold within the term of the authorization by excluding subscription rights as well as those shares issued to service bonds (and participation rights) carrying conversion or option rights and/or a conversion obligation (or a combination of these instruments), provided that the bonds or participation rights were issued without subscription rights of the shareholders in accordance with the authorization granted in Agenda Item 8 of the general meeting on May 28, 2013.

The Management Board is also authorized to define the other share rights and the terms of share issuance with the consent of the Supervisory Board.

Deutsche Wohnen AG, as described in further detail under Section B.2.6, issued a convertible bond with a total nominal value of EUR 250,000,000.00 on

- Convenience Translation; in case of inconsistencies, the German original version prevails -

November 19, 2013 without subscription rights of the shareholders of Deutsche Wohnen AG in accordance with Section 221 paragraph 4 sentence 2 of the German Stock Corporation Act in conjunction with Section 186 paragraph 3 sentence 4 of of the German Stock Corporation Act, which is divided into fractional bonds, each with a nominal value of EUR 100,000.00 (“DWAG convertible bonds”). The 10 % limit described above includes the shares to be issued to service the DWAG convertible bonds and is therefore nearly exhausted by that.

In view of these factors, the Management Board and Supervisory Board of Deutsche Wohnen will issue a proposal at the general meeting on June 11, 2014 for the cancellation of the old authorized capital, creation of new authorized capital and authorization of the Management Board to exclude subscription rights, among other things, in accordance with Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act.

2.5.3	Contingent capital and authorization to issue bonds

(i)	Contingent Capital 2013 and authorization to issue bonds

As of April 30, 2014, Deutsche Wohnen AG has contingent capital and the authorization to issue bonds:

(a)	Contingent Capital 2013

In accordance with to Section 4b paragraph 1 of the Deutsche Wohnen Articles of Incorporation, the share capital has been conditionally increased by up to EUR 24,113,286.00 by issuing up to EUR 24,113,286.00 new registered bearer shares entitled to dividends (Contingent Capital 2013).

The conditional capital increase will only be implemented to the extent the holders of conversion or option rights arising out of bonds or participation rights carrying a conversion or option right (and/or a combination of these instruments), which were issued by Deutsche Wohnen AG or dependent Group companies or companies in which the company has a majority stake based on the resolution of the general meeting of May 28, 2013, exercise their conversion or option rights or conversion obligations arising from the bonds are satisfied and to the extent the conversion or option rights respectively conversion obligations cannot be satisfied with treasury shares, shares issued out of authorized capital, or any other means.

The new shares pay a dividend from the beginning of the financial year in which the conversion or option rights are exercised or the conversion obligations are satisfied; alternatively, insofar as legally

- Convenience Translation; in case of inconsistencies, the German original version prevails -

permissible, the Management Board, with the approval of the Supervisory Board, can determine that the new shares provide for a dividend entitlement from the beginning of the financial year in which at the time of the exercise of the conversion or option rights or the fulfillment of the conversion obligations the general meeting has not yet passed any resolutions on the use of the net profit available for the period.

The Management Board is authorized to determine further details of the implementation of the contingent capital increase.

Initially, the Contingent Capital 2013 amounted to EUR 40,189,000.00. It was then reduced to EUR 24,113,286.00 with the issue of the DWAG convertible bonds as these were backed, among other things, by up to 16,075,714 new bearer shares from Deutsche Wohnen AG based on the Contingent Capital 2013.

In view of these facts, the Management Board and Supervisory Board of Deutsche Wohnen will propose at the general meeting on June 11, 2014 the partial cancellation of the old contingent capital and creation of new contingent capital (Contingent Capital 2014/I).

(b)	Authorization to issue convertible and warrant bonds

By resolution of the general meeting of Deutsche Wohnen AG on May 28, 2013 (entered in the commercial register on July 9, 2013), the Management Board was authorized to issue with the consent of the Supervisory Board either once or several times bearer or registered convertible bonds, warrant bonds and/or participation rights with conversion or option rights (or combinations of these instruments) (hereinafter referred to collectively as “bonds”) with a par value of up to EUR 850,000,000 in the period until May 27, 2018 and to grant the creditors of the bonds conversion or option rights to company shares with a notional value of up to EUR 40,189,000.00 of the share capital following further definition of the respective terms and conditions of the respective convertible bonds, warrant bonds and participation rights. The Bonds can also be issued by dependent companies or enterprises in which the company has a majority stake; in this case, the Management Board is authorized to guarantee the bonds on behalf of the company and to grant the creditors of such bonds conversion or option rights to the company’s shares.

In principle, Shareholders are to be granted subscription rights to acquire the bonds. The bonds may also be underwritten by one or more

- Convenience Translation; in case of inconsistencies, the German original version prevails -

banks subject to the obligation that they indirectly offer these to the shareholders for subscription pursuant to Section 186 paragraph 5 of the German Stock Corporation Act. The Management Board shall, however, be authorized, subject to the approval of the Supervisory Board, to exclude subscription rights of shareholders:

•	to exclude fractional amounts from subscription rights;

•

to the extent required, to grant bearers of conversion or option rights or creditors of convertible bonds with conversion obligations and/or participation rights carrying a conversion right that have been or will be issued by the company or a directly or indirectly wholly owned holding a subscription right to the extent they were entitled after exercising their option or conversion rights or upon fulfillment of a conversion obligation as shareholder;

•

insofar as they are issued against cash and the issue price is not significantly below the fractional bond’s theoretical market value determined according to recognized financial principles according to Section 221 paragraph 4 sentence 2 and Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act. However, this authorization to exclude subscription rights shall apply only to the extent that bonds with rights to shares do not represent more than 10% of the share capital, neither with respect to the date on which the authorization becomes effective nor the date on which such authorization is exercised. This restriction shall also include treasury shares insofar as they are sold within the term of this authorization by excluding subscription rights according to Section 71 paragraph 1 number 8, sentence 5 in conjunction with Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act. Furthermore, this restriction shall also include shares that are issued within the term of this authorization from capital authorized for the purpose by excluding subscription rights pursuant to Section 203 paragraph 2 sentence 2 in conjunction with Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act;

•

insofar as they are to be issued against non-cash payment to the extent that the value of the non-cash payment is commensurate with the market value of the bonds as determined in the manner described in the above paragraph.

With the exclusion of the subscription right of the shareholders, the conversion or option price fixed in each case must be at least 80% of the average closing price of Deutsche Wohnen AG shares in XETRA

- Convenience Translation; in case of inconsistencies, the German original version prevails -

trading (or a comparable successor system) on the ten trading days in Frankfurt am Main prior to the day the final decision is taken by the Management Board to issue the bonds.

The Management Board is authorized, subject to the approval of the Supervisory Board and in line with the authorization granted by the general meeting, to define the further terms of the bonds of Deutsche Wohnen AG.

Through the issue of the DWAG convertible bonds, the authorization de-scribed above was utilized in the amount of EUR 250,000,000.00 so that bonds with a nominal amount of up to EUR 600,000,000.00 can be issued. DWAG convertible bonds were issued, as stipulated in the authorization, with (simplified) exclusion of shareholders’ subscription rights pursuant to Section 221 paragraph 4 sentence 2 of the German Stock Corporation Act in conjunction with Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act. This authorization to issue bonds with simplified exclusion of shareholder rights has almost been utilized to the full extent. In view of these facts, the Management Board and Supervisory Board of Deutsche Wohnen AG will propose at the general meeting on June 11, 2014 that the old authorization be cancelled in part and that a new authorization of the Management Board be granted to issue bonds subject to the exclusion of subscription rights, among other things, pursuant to Section 221 paragraph 4 sentence 2 of the German Stock Corporation Act in conjunction with Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act. (“Bond authorization 2014”).

(ii)	Contingent Capital 2014/II and other resolution proposals relating to the capital of Deutsche Wohnen AG

In addition to the Contingent Capital 2014/I and Bond Authorization 2014 the Management Board and Supervisory Board of Deutsche Wohnen AG will propose to the general meeting the creation of additional contingent capital to provide the shares to be offered under the Domination Agreement to Minority GSW Shareholders as settlement in exchange for their GSW Shares (“Conditional Capital 2014/II”).

The Management Board and Supervisory Board of Deutsche Wohnen AG will essentially present the following motion to the general meeting on June 11, 2014:

The share capital of the Company will be conditionally increased by up to EUR 15,000,000.00 by issuing up to 15,000,000 new bearer shares. The purpose

- Convenience Translation; in case of inconsistencies, the German original version prevails -

of the contingent capital increase is to grant the Minority GSW Share-holders a settlement in the form of Deutsche Wohnen AG shares in ac-cordance with the provisions of the Domination Agreement on the basis of the exchange ratio determined in Article 5.1 of the Domination Agreement or as adjusted in accordance with Article 5.4 or 5.5 of the Domination Agreement. If required by Article 5.2 of the Domination Agreement, Deutsche Wohnen AG will compensate for fractional share rights in cash.

In the event that GSW Shareholders exchange their GSW Shares for shares of Deutsche Wohnen AG before receiving a dividend and/or payment under the guaranteed dividend for the financial year 2014 or subsequent financial years they shall as far as practically and legally possible be granted shares in Deutsche Wohnen AG that participate in profit from the start of the last financial year that ended before they were created. In the event that GSW Shareholders exchange their GSW Shares for shares of Deutsche Wohnen AG after receiving a dividend and/or payment under the guaranteed dividend for the financial year 2014 or subsequent financial years or where it is not practically or legally possible to grant shares with that participate in profit as described in the previous sentence they shall be granted Deutsche Wohnen AG shares that participate in profit from the start of the financial year in which they are created.

The new shares are issued in exchange for transfer of GSW Shares to Deut-sche Wohnen AG by the Minority GSW Shareholders. The conditional capital increase will only be executed to the extent that the Minority GSW Shareholders make use of their right to settlement. The Management Board is authorized to set the further details of the capital implementation and its execution, subject to the approval of the Supervisory Board.

In addition the Deutsche Wohnen Management Board and the Supervisory Board of Deutsche Wohnen AG will propose a further contingent capital to the general meeting, to be used exclusively for the purpose of granting stock options to members of the company’s Management Board and to selected managers of the company and affiliated companies. Finally, the Deutsche Wohnen Management Board and the Supervisory Board of Deutsche Wohnen AG will propose a resolution to the general meeting to authorize the purchase and use of treasury stock together with an authorization to retire purchased treasury stock to reduce the share capital.

2.6	Convertible Bond 2013 of Deutsche Wohnen AG

On November 19, 2013, Deutsche Wohnen AG issued a convertible bond (ISIN: DE000A1YCR02/ WKN: A1YCR0) with a total nominal amount of EUR 250 million, divided among pari passu fractional bearer bonds with a nominal amount of

- Convenience Translation; in case of inconsistencies, the German original version prevails -

EUR 100,000.00 each, a maturity of seven years and annual interest of 0.5 % on their nominal amount subject to the exclusion of subscription rights. The DWAG convertible bonds will mature on November 22, 2020 and be repaid at the nominal amount upon final maturity, providing they are not converted, repurchased or repaid before this time. The initial conversion price amounts to 130 % of the relevant reference value and/or EUR 18.7538 per share.

2.7	Shareholders

Based on the voting rights notifications received up to the day prior to the time this Report was signed, the following shareholders held a direct or indirect interest of 3 % or more in Deutsche Wohnen AG:

Shareholders	Shares
Sun Life Financial Inc.1)	10.05%
BlackRock, Inc.1)	8.83%
Norges Bank (Central Bank of Norway)2)	5.48%
Credit Suisse Group AG1) 2)	3.24%
Total	28.60%

(1)	Attributed voting rights pursuant to Section 22 paragraph 1, sentence 1 number 6 in conjunction with Section 22 paragraph 1 sentence 2 of the German Securities Trading Act.
(2)	Attributed voting rights pursuant to Section 22 paragraph 1 Sentence 1 number 1 of the German Securities Trading Act

2.8	Exchange trading

The Deutsche Wohnen AG shares were approved for trading on the official market of the Frankfurt Stock Exchange as of July 14, 2006, at the same time gaining approval for their Prime Standard, a market segment with stricter requirements; starting on November 1, 2007, the official market and former regulated market were merged to create the current regulated market. The bearer shares of Deutsche Wohnen AG were included in the MDAX® Index of the Frankfurt Stock Exchange as of December 8, 2010.

2.9	Structure of the Deutsche Wohnen Group

2.9.1	Operational and legal structure

Deutsche Wohnen AG is a finance and management holding company for 112 affiliated Group companies. Its responsibilities include the following: strategic corporate development, legal and HR, negotiations related to acquisitions of real estate portfolios, financing for Deutsche Wohnen Group, accounting, controlling, IT and risk management for its direct and indirect subsidiaries. Deutsche Wohnen AG is also responsible for corporate communications, marketing and investor relations activities. Business operations are conducted exclusively by subsidiaries, founded under German law and have their registered office in the Federal Republic of Germany. Business

- Convenience Translation; in case of inconsistencies, the German original version prevails -

operations are broken down into Residential Property Management, Disposals as well as Nursing and Assisted Living , which are organized in the following companies:

•	Deutsche Wohnen Management GmbH is responsible for the areas of Management, Rent Management, Receivables Management and the Service Center.

•	Deutsche Wohnen Construction and Facilities GmbH is responsible for Technical Project Management as well as Procurement and Investment Management.

•	Deutsche Wohnen Immobilien Management GmbH is responsible for the nationwide network of service points and rental offices of the Deutsche Wohnen Group.

•	Deutsche Wohnen Corporate Real Estate GmbH bundles all strategic and operational sales activities of Deutsche Wohnen Group.

•	KATHARINENHOF® Seniorenwohn- und Pflegeanlage Betriebs-GmbH operates – in some cases through its subsidiaries – 21 facilities with approximately 2,200 living and care units for senior citizens.

The residential properties of the Deutsche Wohnen Group are held in numerous asset companies, which were predominantly formed under German law and have their registered office in the Federal Republic of Germany.

2.9.2	Participations

Deutsche Wohnen AG held 1121 direct and indirect participations as of December 31, 2013. 98 companies (among them, Deutsche Wohnen AG) were fully included in the 2013 consolidated financial statements.

A list of the investment holdings of Deutsche Wohnen AG as of December 31, 2013 pursuant to Section 285 number 11 and number 11a of the German Commercial Code is provided in Annex 1b to this Report.

2.10	Overview of business activities

With a market capitalization of around EUR 4.4 billion (XETRA closing price on the day before signature of this Report), Deutsche Wohnen AG considers itself to be one of the largest German listed real estate companies. As of December 31, 2013, the Company’s real estate portfolio includes around 152,400 residential and

[1]

According to the list of shareholders in the 2013 annual report of Deutsche Wohnen AG for the year ending December 31, 2013 within the meaning of Section 285 number 11, number 11a, German Commercial Code.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

commercial properties as well as care facilities including 2,200 nursing and assisted care units/apartments with a fair value totaling around EUR 9.0 billion. The company’s investment strategy focuses on residential real estate as well as nursing and assisted care facilities in German metropolitan areas with strong growth including Greater Berlin, Rhine-Main/Frankfurt area and Rhineland/Dusseldorf as well as in stable urban areas such as Hanover/Braunschweig/Magdeburg. The Residential Real Property segment forms the core and emphasis of the business of Deutsche Wohnen Group. It entails all activities in connection with the management and administration of residential real estate, the management of rental leases and tenant relationship management.

2.11	Business development, income and asset position, key financial data

According to the consolidated balance sheet as of December 31, 2013 prepared in accordance with IFRS, the total assets of the Deutsche Wohnen Group amounted to approximately EUR 10,173.1 million. The earnings before interest and taxes according to the IFRS consolidated profit and loss statement for the period from January 1, 2013 to December 31, 2013 amounted to approximately EUR 348.7 million, the earnings for the period amounted to approximately EUR 212.7 million.

The financial data provided below were taken from the audited consolidated financial statements of Deutsche Wohnen AG for the fiscal years ended December 2011, 2012 and 2013. They were prepared in accordance with IFRS. Unless otherwise stated, the specified values have been rounded in accordance with standard commercial practice.

2.11.1	Business development in the 2013 financial year

(i)	Results of operations

Deutsche Wohnen Group in EUR million	2012	2013	Change
Income from Residential Property Management	240.1	372.9	55.3%
Expenses from Residential Property Management	(45.6)	(80.6)	76.8%

Earnings from Residential Property Management	194.4	292.3	50.4%
Sales proceeds	167.8	169.6	1.1%
Cost of sales	(11.8)	(10.3)	(12.7)%
Carrying amounts of assets sold	(136.1)	(136.3)	0.1%

Earnings from Disposals	19.9	23.0	15.6%
Income from Nursing and Assisted Living	42.0	59.9	42.6%
Expenses from Nursing and Assisted Living	(32.1)	(46.7)	45.5%

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Deutsche Wohnen Group in EUR million	2012	2013	Change
Earnings from Nursing and Assisted Living	9.9	13.2	33.3%
Corporate expenses	(40.4)	(52.9)	30.9%
Other expenses/income	12.7	(22.7)	n/a

Subtotal	196.5	252.9	28.7%
Gains/losses from fair value adjustments of investment properties	119.2	101.3	(15.0)%
Depreciation and amortization	(3.1)	(5.5)	77.4%

Earnings before interest and taxes (EBIT)	312.6	348.7	11.5%
Financial income	2.0	1.0	(50.0)%
Gains/losses from fair value adjustments of derivative financial instruments	(0.2)	10.6	n/a
Finance expense	(108.7)	(142.4)	31.0%

Profit before taxes	205.6	217.9	6.0%
Income taxes	(60.1)	(5.2)	91.3%

Profit for the period	145.5	212.7	46.2%

Explanations:

General note: The mentioned key figure EBIT is not a standardized success indicator in accordance with HGB or IFRS. In addition, this key figure is not necessarily comparable with the key figure from GSW Immobilien AG, which is published under the same or similar name or which is used in this Report.

In the financial year 2013 earnings from residential property management increased by EUR 97.9 million to EUR 292.3 million (2012: EUR 194.4 million), an increase of 50.4%. This is mainly due to the acquisitions in 2012 which fully came into effect in 2013, and the acquisitions in 2013, whereby the results of GSW Immobilien AG are only included from the time of completion of the takeover bid, i.e. November 27, 2013.

Earnings from disposals increased by EUR 3.1 million in financial year 2013 to EUR 23.0 million (2012: EUR 19.9 million), representing growth of 15.6%. The re-sult for disposals is due in part to the favorable environment, where real estate is still considered as a safe investment and shelter against inflation, and to the continuing low level of interest rates.

In the financial year 2013 earnings from nursing and assisted living increased by EUR 3.3 million to EUR 13.2 million (2012: EUR 9.9 millon), an increase of 33.3%.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Administrative costs increased by EUR 12.5 million in the financial year 2013 to EUR 52.9 million (2012: EUR 40.4 million), representing growth of 30.9%. The administrative costs in 2013 include a share of around EUR 4.8 million for the GSW Group for December 2013. Administrative costs for 2013 of Deutsche Wohnen AG without the GSW Group total around EUR 48.1 million.

In the financial year 2013 the gains from fair value adjustments of investment prop-erties decreased by EUR 17.9 million or 15.0 % to EUR 101.3 million (2012: EUR 119.2 million).

Finance expense increased by EUR 33.6 million in the financial year 2013 to EUR 142.4 million (2012: EUR 108.8 million), representing a growth of 31.0%. This rise was due primarily to an increase of EUR 32.4 million in current interest expense, which is in turn the result of the acquisitions.

Overall, profit for the period in the financial year 2013 increased by EUR 67.2 mil-lion to EUR 212.7 million (2012: EUR 145.5 million), representing growth of 46.2%. Deutsche Wohnen AG benefited from strong demand for housing in conurbations and metropolitan regions, as it was able to raise rents and promote disposals. The BauBeCon Group also made its first full-year contribution in financial year 2013, along with the acquisitions in the course of 2013.

The initial consolidation of the GSW Group on November 30, 2013 meant that the earnings of the Group were included in the consolidated financial statements of Deutsche Wohnen AG for only one month, with prorated earnings of EUR 3.7 mil-lion.

(ii)	Asset position

Deutsche Wohnen Group in EUR million	2012	2013	Change
Assets
Non-current assets	4,719.4	9,772.5	107.1%
thereof:
Investment properties	4,614.6	8,937.1	93.7%
Property, plant and equipment	20.3	26.8	32.0%
Intangible assets	3.3	503.7	n/a
Derivative financial instruments	0	2.7	n/a
Other non-current assets	0.4	21.7	n/a
Deferred tax assets	80.7	280.5	247.6%
Current assets	188.5	400.6	112.5%
thereof:
Land and buildings held for sale	39.1	97.1	148.3%
Other inventories	3.2	3.3	3.1%

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Deutsche Wohnen Group in EUR million	2012	2013	Change
Trade receivables	20.8	29.8	43.3%
Income tax receivables	1.2	2.6	116.7%
Derivative financial instruments	0	0	—
Other current assets	9.1	13.8	51.6%
Cash and cash equivalents	90.6	196.4	116.8%
Subtotal current assets	164.0	343.0	109.1%
Non-current assets held for sale	24.4	57.5	135.7%

Total assets	4,907.8	10,173.1	107.3%
Equity and liabilities
Total equity	1,609.7	3,777.8	134.7%
Equity attributable to the shareholders of the parent company	146.1	286.2	95.9%
Non-controlling interests	0.3	166.5	n/a
Total non-current liabilities	2,989.5	5,718.7	91.3%
thereof:
Non-current financial liabilities	2,634.3	4,903.3	86.1%
Convertible bond	0	247.9	n/a
Employee benefit liabilities	54.5	55.3	1.5%
Tax liabilities	36.5	27.9	(23.6)%
Derivative financial instruments	113.7	124.8	9.8%
Other provisions	7.1	6.5	8.5%
Deferred tax assets	143.3	353.1	146.4%
Total non-current liabilities	308.7	510.1	65.2%
thereof:
Current financial liabilities	134.4	251.3	87.0%
Convertible bond	0	2.2	n/a
Trade payables	72.0	120.6	67.5%
Liabilities to limited partners in funds	5.1	4.0	(21.6)%
Other provisions	7.3	9.8	34.2%
Derivative financial instruments	38.8	34.5	11.1%
Tax liabilities	27.1	34.7	28%
Other liabilities	24.1	53.0	119.9%

Total equity and liabilities	4,907.8	10,173.1	107.3%

For further information, we refer to the consolidated annual financial statements of Deutsche Wohnen AG for financial years 2011, 2012 and 2013, together with the consolidated management report and the information on business development and earnings which are published on the website of Deutsche Wohnen AG at http://www.deutsche-wohnen.com (“Investor Relations” > “General meetings” >

- Convenience Translation; in case of inconsistencies, the German original version prevails -

“Ordinary general meeting 2014”) and are available for inspection from today in the offices.

2.11.2	Key figures for the financial years 2011 to 2013

Deutsche Wohnen Group in EUR millions (unless otherwise stated)	2011		2012		20131)
Earnings from Residential Property Management	157.4		194.4		292.3
Earnings from Disposals	10.6		19.9		23.0
Earnings from Nursing and Assisted Living	9.2		9.9		13.2
Earnings before interest and taxes (EBIT)DWAG2))	179.0		312.6		348.7
EBITDADWAG3)	142.0		196.5		252.9
EBTDWAG4) (adjusted)	46.0		78.5		131.9
Net operating income (NOI) Residential Property ManagementDWAG5)	140.6		172.2		264.0
Total earnings after taxes	28.4		100.2		250.0
In-place rent6) in the letting portfolio in the strategic core and growth markets in EUR per m2 and month (as of the period end date)	5.63		5.54		5.56
In-place rent in the overall letting portfolio in EUR per m2 and month (as of the period end date)	5.57		5.49		5.54
Vacancy rateDWAG7) in the strategic core and growth regions in % (as of the period end date)	2.1		2.1		2.2
Vacancy rateDWAG in the overall letting portfolio in % (as of the period end date)	2.4		2.5		2.4
EPRA NAV DWAG8) (as of the period end date)	1,211.3		1,824.4		4,004.7
EPRA NAVDWAG per share in EUR (as of the period end date)	11.50		12.48		13.99
Loan-to-Value ratioDWAG9) in % (as of the period end date)	55.0	*)	57.2	*)	57.3
FFO (without disposals)10)	47.5		68.2		114.5
FFO (without disposals) per share in EUR	0.54		0.54		0.65
FFO (including disposals)11)	58.1		88.1		137.5
FFO (including disposals) per share in EUR	0.65		0.70		0.78
Equity ratio	33%		33%		39%
Dividend per share (in EUR )	0.23		0.21		0.34	12)
Employees (figure as of December 31)	1,199		1,417		2,422

Notes on the key figures of Deutsche Wohnen AG

- Convenience Translation; in case of inconsistencies, the German original version prevails -

General note: The figures provided (EBIT, EBITDA, EBT, FFO, EPRA NAV and Loan-to-Value) do not constitute standardized indicators of success in accordance with HGB or IFRS. In addition, these key figures are not necessarily comparable with the key figures from GSW Immobilien AG, which are published under the same or similar names or which are used in this Report.

(1)

When comparing the key figures for 2013 with the key figures for the years 2011 and 2012, it is evident that the key figures for 2013 for the period from the execution of the public tender offer (November 27, 2013) were calculated on a consolidated basis and therefore already consider the results of GSW Immobilien AG from this point in time.

(2)	Earnings before interest and taxes.
(3)	Earnings before interest, taxes, depreciation and amortization.
(4)

Earnings before taxes; Deutsche Wohnen AG also calculates this key figure as the adjusted earnings before taxes (adjusted EBT): The EBTDWAG (as reported) is adjusted for the result of fair value adjustments of investment properties, the result of fair value adjustments of derivative financial instruments and other one-off effects.

(5)

The net operating income (NOI) from Residential Property ManagementDWAG is the operating earnings from residential property management after deduction of incurred personnel and general & administrative expenses.

(6)

The in-place rent is the sum of the contractually agreed net cold rent payments for the units rented in the respective properties during the time period under consideration or the reference date under consideration.

The in-place rent per m2 is the contractually owned net cold rent for rented units divided by the rented area.
(7)	The vacancy rateDWAG describes the ratio between the vacancy loss and the potential gross rental income as of the respective reporting date.
(8)

Net asset value: The figure shows the intrinsic equity value of a real estate company. The EPRA NAVDWAG is calculated based on the equity (before minority interest) adjusted for effects from the exercise of options, convertible bonds and other equity interests as well as adjustments of the market value of derivative financial instruments and deferred taxes (net of assets and liabilities), i.e. the adjustment of balance sheet items that have no impact on Deutsche Wohnen Group’s long-term performance.

(9)	Loan to value ratio: Refers to the ratio of the sum of net financial liabilities to the value of investment properties plus non-current assets held for sale and land and buildings held for sale.
(10)

Funds from operations: From the company’s point of view, the FFO is an essential operational figure for property companies geared towards liquidity derived from the Deutsche Wohnen Group’s profit and loss statement. Based on the net results for the period (profit/loss), adjustments for depreciation and amortisation, one-off effects as well as non-cash financial expenses/income and non-cash tax expenses/income, not affecting liquidity, are made.

(11)	The FFO (including disposals) is adjusted for the earnings from disposals to determine the FFO (without disposals).
(12)	Dividend proposal.

In the financial year 2013 the FFO (without disposals)1 increased by EUR 46.3 million to EUR 114.5 million (2012: EUR 68.2 million), due to acquisitions and operational improvements in the portfolio.

The LTV2 increased by 0.1 percentage point in financial the year 2013 to 57.3% (2012: 57.2%). This is slightly above the medium term target of 55%.

2.11.3	Outlook

The Management Board of Deutsche Wohnen AG expects a robust real estate market for 2014 where prices, particularly in high-growth areas, will continue to increase due to the low level of new construction activities. No significant changes to

[1]	Cf. definition in this section
[2]	Cf. definition in this section

- Convenience Translation; in case of inconsistencies, the German original version prevails -

the low interest rate policy of the central banks are expected, for which reason current low interest rates are also not expected to change.

For the 2014 financial year, the Management Board of Deutsche Wohnen expects the value of the FFO (without disposals)1 – including the takeover of GSW Immobilien AG – to amount to at least EUR 210 million. Assuming a minority share of approximately 8 % in GSW Immobilien AG, the FFO (without disposals) would amount to approximately EUR 203 million in the forecast. The Management Board of Deutsche Wohnen is planning the following for the individual business segments in 2014:

The Management Board of Deutsche Wohnen anticipates a profit of approximately EUR 500 million for the Residential Property Management segment. The average maintenance expenses of both corporate groups will continue to remain at the current level. Additional value-enhancing measures for the coming years will be determined once a detailed analysis of the overall portfolio has been conducted.

The Disposals segment will focus on privatization. Furthermore, Deutsche Wohnen AG will continue to adjust the portfolio of the whole Deutsche Wohnen Group in the new financial year. Disposals from the strategic core and growth regions will be decided opportunistically and based on the situation. The planning of the sales result is generally based on the experiences of the respective corporate group. The outcome of the portfolio analysis may lead to changes.

In consideration of the last acquisitions, the Management Board of Deutsche Wohnen expects the Nursing and Assisted Living segment to contribute approximately EUR 15 million to earnings.

3.	Voluntary Takeover Offer of Deutsche Wohnen AG concerning the acquisition of the GSW Shares

3.1	Voluntary Takeover Offer

Beginning on October 2, 2013, Deutsche Wohnen AG issued a voluntary public Takeover Offer (by way of an exchange offer) to the shareholders of GSW Immobilien AG for the purchase of their GSW Shares.

In exchange for 20 GSW Shares, Deutsche Wohnen AG offered 51 new bearer shares of Deutsche Wohnen AG, each such share representing a notional value of EUR 1.00 of the share capital of Deutsche Wohnen AG and entitled to dividends as of January 1, 2014. The resolution for the capital increase in order to create these new shares was passed at the extraordinary general meeting on September 30, 2013. At the extraordinary general meeting, the resolution was passed to increase the share

[1]	Cf. definition in Part 2.11.1.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

capital of Deutsche Wohnen AG from EUR 168,907,143.00 by up to EUR 128,842,101.00 for a total of up to EUR 297,749,244.00 through the issue of up to 128,842,101 bearer shares, each with a notional value of EUR 1.00.

The additional acceptance period for the exchange offer expired on November 18, 2013. The exchange offer was accepted for a total of 46,003,783 GSW Shares, corresponding to a share of 91.05 % of the share capital of GSW Immobilien AG. With the capital increase through non-cash contributions necessary for the execution of the exchange offer, 46,003,760 GSW Shares were transferred to Deutsche Wohnen AG as a contribution in kind and 117,309,588 new shares of Deutsche Wohnen AG were issued. Through the transfer of shares to Deutsche Wohnen AG, GSW Immobilien AG became a subsidiary of Deutsche Wohnen AG.

3.2	Business Combination Agreement

In the BCA concluded between the parties on October 14, 2013, provisions were defined for the future strategy and structure of the consolidated corporate group. A joint integration committee consisting of the Management Board members of both companies was be created, which will coordinate the integration of the business segments of GSW Immobilien AG and Deutsche Wohnen AG in consideration of the BCA regulations.

In the BCA, the Parties to the Agreement affirmed their joint understanding that the workforce deployed is the basis for the current and future success of the corporate group. For this reason, job cuts will only be implemented if a long-term surplus of staff is identified despite the company’s continued dynamic growth. If terminations for operational reasons cannot be avoided, they shall be carried out in a socially responsible manner.

The BCA also stipulates that beginning in 2014, the dividends amounting to approximately 50% of the FFO (prior to disposal), which Deutsche Wohnen AG will pay its shareholders, shall be increased to approximately 60% of the FFO (prior to disposal).

As provided for in the BCA, the two Management Board members of Deutsche Wohnen AG, Michael Zahn and Lars Wittan have been appointed to the Management Board of GSW Immobilien AG in addition to Andreas Segal. Michael Zahn took over the position as chairman of the GWS Immobilien AG Management Board. At the same time, Andreas Segal has moved up to the Management Board of Deutsche Wohnen AG. Jörg Schwagenscheidt left the Management Board of GSW Immobilien AG as of January 31, 2014 at his own request.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

3.3	Further share acquisitions following the execution of the public Takeover Offer

Deutsche Wohnen AG increased its share of the share capital of GSW Immobilien AG following the execution of the public takeover on November 27, 2013 by exercising its conversion rights carried by all convertible bonds acquired in November 2013 (on this point, see Section B.1.6), which GSW Immobilien AG issued in November 2012. As a result, Deutsche Wohnen AG increased its share of the GSW Immobilien AG share capital to approximately 92.02%.

(C)	Domination Agreement

1.	Reasons for the conclusion of the Domination Agreement

1.1	Financial, legal and tax reasons

1.1.1	Financial reasons

The financial reasons for the conclusion of the Domination Agreement are attributed to strengthening the de facto group structure of the corporate group consisting of Deutsche Wohnen AG and GSW Immobilien AG (including their respective direct and indirect subsidiaries). The conclusion of the Domination Agreement significantly facilitates the cooperation between the two companies and, as a result, the implementation of the business strategy.

The conclusion of the Domination Agreement aims to further intensify the cooperation between the Parties to the Agreement and to enhance potential synergies, which would not be realizable without the Agreement. The potential synergies must be differentiated as follows: On the one hand, synergy effects are expected to arise between the Parties to the Agreement independent of the planned Domination Agreement (so-called pre-contractual synergy effects, also known as purported synergy effects). On the other hand, synergy effects are expected to arise only once the Domination Agreement takes effect (so-called post-contractual synergies, or real synergy effects) (“post-contractual synergies).

The post-contractual synergies are expected particularly in connection with infrastructure activities, which aim to standardize the structures and processes of the Parties to the Agreement. They include, for example, optimizations in connection with joint collection processes and synergy effects attributed to a reduction of expenses for supporting service functions, such as information technology, accounting, controlling as well as education and further training. Deutsche Wohnen Group estimates the effects expected for the Deutsche Wohnen Group from leveraging part-contractual synergies at around EUR 12 million in all.

The integration of GSW Immobilien AG into the management and organizational structure of the Deutsche Wohnen Group, which aims to improve the management

- Convenience Translation; in case of inconsistencies, the German original version prevails -

and coordination of activities and resources and is also necessary in order to utilize post-contractual synergies, is, however, subject to limitations until the Domination Agreement takes effect. Based on the current situation, restrictions, for example with respect to the exchange of information between the Parties to the Agreement and generally with respect to the cooperation between the two companies in the context of central group functions, exist due to the de facto group relationship (for more details on this point, see the following Section C.1.1.2).

1.1.2	Legal reasons

(i)	Limits and restrictions on the cooperation attributed to the current de facto group relationship

A de facto group relationship currently exists between the Parties to the Agreement due to the majority stake owned by Deutsche Wohnen AG. Although Deutsche Wohnen AG is able to exercise a de facto influence on GSW Immobilien AG based on this de facto group relationship, the Management Board of GSW is required pursuant to Section 76 paragraph 1, 93 paragraph 1 of the German Stock Corporation Act to manage the company under its own responsibility. It must evaluate each individual measure or legal transaction executed or refrained from as authorized by or in the interest of Deutsche Wohnen AG or an affiliate of the Deutsche Wohnen Group to determine whether it has any negative consequences for GSW Immobilien AG. If such legal transactions or measures are found to be disadvantageous for GSW Immobilien AG, they may only be carried out if the disadvantages associated with the respective legal transaction and/or applicable measure can and will be compensated. In this respect, such disadvantages must be compensated by the end of the financial year in which they originated - i.e. within a very short timeframe - either tangibly or by granting a corresponding legal claim (Section 311 paragraph 2 of the German Stock Corporation Act). Current laws stipulate that such measures and legal transactions of GSW Immobilien AG which are executed or refrained from as authorized by or in the interest of Deutsche Wohnen AG or one of its affiliates from the Deutsche Wohnen Group must each be evaluated to determine the exact consequences for GSW Immobilien AG, any disadvantages and whether there is an obligation to compensate such disadvantages.

Furthermore, all measures and legal transactions, which are executed together with the controlling company or one of its affiliates or as authorized or in the interest of such companies within the scope a de facto group relationship must be individually documented. In particular, they must be reported on in a controlled company report from the Management Board of the controlled company specifying any disadvantageous effects (Section 312 of the German Stock Corporation Act). The controlled company report must be evaluated both by the Supervisory Board and auditor of the controlled company (Sections 313, 314 of the German Stock Corporation Act).

- Convenience Translation; in case of inconsistencies, the German original version prevails -

These provisions that apply for the de facto group tie up a considerable amount of time and resources, particularly on the part of the company under de facto control. Because both the Management Board and other specialist departments of GSW Immobilien AG must be involved in order to comply with the rules in force within the de facto group for every measure and legal transaction of GSW Immobilien AG that is executed or refrained from as authorized by Deutsche Wohnen AG or one of its affiliates from the Deutsche Wohnen Group - regardless whether such measures and legal transactions are with Deutsche Wohnen AG or third parties. This not only ties up resources on the part of GSW Immobilien AG as the controlled company, it also results in substantial delays to the planned cooperation between the GSW Group and the rest of the Deutsche Wohnen Group. This therefore complicates the prompt and efficient implementation of management decisions, which are in the interest of both Parties to the Agreement.

Furthermore, the quantification of any disadvantages and their capacity to be compensated within de facto group relationships further cause substantial difficulties for the controlled company. Such difficulties are regularly encountered in connection with legal transactions and measures which go beyond the mere exchange of performance on a quid pro quo basis (e. g. purchase of goods or provision of services) or for which a market price cannot be calculated. Such measures may, for example, result when exchanging business information in connection with the definition of joint business measures or generally relating to the cooperation between central group functions or joint services. In such cases, it is difficult on a practical level, if not often completely impossible, to quantify and compensate any disadvantages and/or corresponding advantages of the controlled company with reasonable reliability. As a result, such measures can only be carried out within the de facto group after considerable resources have been invested in the evaluation and documentation process or they must be completely refrained from. In order to utilize the advantages resulting from the consolidation of the activities of GSW Immobilien AG described in Section C.1.1.1 and the rest of the Deutsche Wohnen Group, however, further cooperation and an in-depth exchange of information must occur. Without a Domination Agreement, these advantages cannot be adequately utilized or only with considerable difficulty.

(ii)	Creation of a contractual group through the conclusion of a Domination Agreement

The difficulties associated with a de facto group can be avoided if a Domination Agreement is in place as it creates a contractual basis for the planned in-depth cooperation. In a de facto group, the provisions concerning the compensation of individual disadvantageous legal transactions and measures which are authorized by the controlling company or one of its affiliates or which were executed or refrained from in its interest do not apply. In particular, the controlling party has, based on the Domination Agreement, a right to issue direct instructions to the Management Board

- Convenience Translation; in case of inconsistencies, the German original version prevails -

of the controlled company to carry out measures or legal transactions in the interest of the controlling party or one of its affiliates even if individual measures or legal transactions are disadvantageous for the controlled company (Section 308 of the German Stock Corporation Act) and these disadvantages cannot be compensated in the same financial year or it is not possible to precisely quantify the disadvantages. As a result, resources can be allocated more efficiently and measures in connection with the cooperation for which any disadvantages and, if applicable, corresponding advantages cannot be quantified with legal certainty can be implemented. Management measures can therefore be aligned with the collective interest of the affiliates without having to perform a costly check of each measure to determine its effects for the controlled company. This also frees up resources that would otherwise be tied up in connection with the preparation and audit of the controlled company report as no such report is required for a contractual group.

The Domination Agreement in turn makes it possible for Deutsche Wohnen AG to manage the planned cooperation more efficiently in the interest of the whole corporate group. A Domination Agreement will also facilitate the unimpeded exchange of information between GSW Immobilien AG and Deutsche Wohnen AG. The conclusion of a Domination Agreement is therefore a suitable legal means for implementing the planned comprehensive cooperation between the companies involved. Other companies have also utilized such an agreement in similar cases and it is designated for this purpose by law.

Once the Domination Agreement takes effect, GSW Immobilien AG is entitled to the compensation of any loss if the company generates a net loss for the year. Unlike in the case of a de facto group relationship, GSW Immobilien AG will no longer be reliant on compensation, which has to be determined for each individual disadvantage resulting from the exercise of control, once the Domination Agreement has taken effect in the future and will instead be entitled – independent of the exercise of control or other factors – as required by law, to a full compensation of losses by Deutsche Wohnen AG (cf. Section 302 of the German Stock Corporation Act).

The interests of GSW Immobilien AG will also be protected once the Domination Agreement has taken effect in that the right to issue instructions is subject to limitations. In particular, GSW Immobilien AG may not be denied its ability to continue operations as the result of disadvantageous instructions, as legal provisions assume that the controlled company will also continue to exist for the period after the end of a Domination Agreement (where one has been agreed). Disadvantageous instructions are furthermore impermissible and the controlled company is not obliged to follow them if they do not clearly serve to further the interests of the controlling company or one of its affiliates.

The Domination Agreement also defines special protective mechanisms for the Minority GSW Shareholders, which they would not have in a de facto group

- Convenience Translation; in case of inconsistencies, the German original version prevails -

relationship: They are entitled to reasonable, regular compensation on an annual basis against Deutsche Wohnen AG (on this point, cf. the explanations in Section C.2.1.4 and C.3) or, if they wish to sell their GSW Shares in consideration of the Domination Agreement, they have the option of transferring their GSW Shares to Deutsche Wohnen AG in exchange for a reasonable settlement in the form of shares in Deutsche Wohnen AG and end their shareholding in GSW Immobilien AG (on this point, cf. the explanations under Section C.2.1.5 and C.3).

1.1.3	Tax reasons

From a tax perspective, the conclusion of the Domination Agreement furthers the permanent organizational integration of GSW Immobilien AG into Deutsche Wohnen AG in order to create a VAT group. The VAT group offers the advantage that no VAT is incurred in connection with services rendered between the two Parties to the Agreement, which would not be deductible as input tax or only to a limited extent for GSW Immobilien AG due to its rental activities, which are for the most part VAT-exempt. The prerequisite for such a VAT group would be that GSW Immobilien AG has been financially, economically and organizationally integrated in Deutsche Wohnen AG in consideration of the actual circumstances. The wide range of possibilities with respect to the issuance of instructions and exercise of influence set out in the Domination Agreement (on this point, see C.2.1.1) will further reinforce the organizational integration.

1.2	Alternatives to the conclusion of a Domination Agreement

The Management Boards of Deutsche Wohnen AG and GSW Immobilien AG have evaluated alternatives to the conclusion of the Domination Agreement. They determined that there are no preferable alternatives to the conclusion of the Domination Agreement that would be suitable for achieving the aforementioned goals to a similar extent. This is due to the fact that the conclusion of a Domination Agreement between Deutsche Wohnen AG and GSW Immobilien AG from the perspective of corporate law – in addition to the fact that integration is already ruled out as the required share of ownership is not in place (on this point, see C.1.2.2) – is the only possibility for overcoming the described limitations in the de facto group (see C.1.1.2(i)). In view of these facts, in particular the following other alternatives were evaluated:

1.2.1	Squeeze-out of minority shareholders

The squeeze-out of the minority shareholders of GSW Immobilien AG pursuant to Section 327a et seq. of the German Stock Corporation Act (so-called squeeze-out under company law) is currently out of the question as the share held by Deutsche Wohnen AG in GSW Immobilien AG does not meet the legally required amount of at least 95% of the share capital. Although the formal prerequisites for the squeeze-

- Convenience Translation; in case of inconsistencies, the German original version prevails -

out of minority shareholders are in place pursuant to Section 62 paragraph 5 of the German Reorganization Act (Umwandlungsgesetz) in conjunction with Section 327a et seq. of the German Stock Corporation Act following a merger (so-called squeeze-out under reorganization law), which require a stake amounting to 90% of the share capital among other things, the merger of GSW Immobilien AG into Deutsche Wohnen AG as such does not represent a suitable alternative, nor is it desired by the Parties to the Agreement (for more details on this point, see C.1.2.2).

A so-called squeeze-out under takeover law pursuant to Sections 39a et seq. of the German Securities Acquisition and Takeover Act (WpÜG) would also require that Deutsche Wohnen AG holds a stake of 95% of the share capital of GSW Immobilien AG and is already out of the question because it can only be applied for within three months following the expiry of the acceptance period for a takeover or mandatory offer (Section 39a paragraph 4 sentence 1 of the WpÜG). In the present case, the further acceptance period for the voluntary public Takeover Offer ended on November 18, 2013. Finally, it must be pointed out that the legal restrictions associated with a de facto group relationship as described in Section C.1.1.2(i) would continue to apply even in the event of Deutsche Wohnen AG holding a 100% stake in GSW Immobilien AG in the absence of a Domination Agreement as long as GSW Immobilien AG has the legal form of a stock corporation (Aktiengesellschaft).

1.2.2	Integration or merger

Integration in the group (Sections 319 et seq. of the German Stock Corporation Act) is also ruled out because Deutsche Wohnen AG does not hold a stake of at least 95% of the share capital of GSW Immobilien AG (Section 320 paragraph 1 sentence 1 of the German Stock Corporation Act) that is required for integration by way of a majority resolution. The merger of Deutsche Wohnen AG into GSW Immobilien AG (so-called downstream merger) is also ruled out as an equivalent alternative, as is the merger of GSW Immobilien AG into Deutsche Wohnen AG (so-called upstream merger). A downstream or upstream merger would cause the legal identity of Deutsche Wohnen AG/GSW Immobilien AG to cease to exist and would result in the transfer of all liabilities and assets to Deutsche Wohnen AG/GSW Immobilien AG. This change in the legal entity would represent a transaction subject to property transfer tax. All this does not reflect the intention of the Parties to the Agreement.

1.2.3	Conclusion

In view of the above, only the conclusion of a Domination Agreement offers an adequate legal basis for the planned integration of the GSW Group into the Deutsche Wohnen Group. The conclusion of a Domination Agreement is the only way to overcome the restrictions of the de facto group (cf. Section C.1.1.2(i)), to secure the long-term existence of the present VAT group (cf. Section C.1.1.3) and, if configured

- Convenience Translation; in case of inconsistencies, the German original version prevails -

accordingly, rule out any obligation to pay property transfer tax through the involvement of a Third-party Investor (cf. Section C.2.3).

1.3	Costs of the Domination Agreement

Non-recurring costs arise in connection with the conclusion of the Domination Agreement. In particular, such costs have been incurred and/or will be incurred in connection with the mandating of the Valuation Expert, for the preparation of the Audit Report by the court-appointed Contract Auditor, legal counsel and the preparation and holding of the general meetings of the Parties to the Agreement to the extent the costs exceed the expense incurred under normal circumstances for the preparation and holding of the general meetings of the Parties to the Agreement. The costs for the contract audit and preparation of the Valuation Report will be shared in equal parts between the Parties to the Agreement. The companies will themselves bear the costs for the preparation and holding of the general meetings of the Parties to the Agreement and for their respective legal advisors. Furthermore, costs in connection with the involvement of the Third-party Investor (cf. Section C.2.3) and for preparing a securities prospectus provided for in connection with the approval and offering of the settlement shares of Deutsche Wohnen AG will be borne exclusively by Deutsche Wohnen AG.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

2.	Content and ramifications of the Domination Agreement

2.1	Description of the content of the Agreement

This section describes the main provisions of the Domination Agreement, the full wording of which is set out in Appendix 2 of this Report.

2.1.1	Management control and issuing of instructions (Article 1 of the Domination Agreement)

Article 1 of the Domination Agreement contains the core provision of any Domination Agreement, namely that GSW Immobilien AG as a controlled entity subordinates the management control of its company to Deutsche Wohnen AG as the controlling company. This means that Deutsche Wohnen AG may issue instructions which are binding on GSW Management Board with respect to the management of the company (Article 1.1 of the Domination Agreement). This right of management and the right to issue instructions do not prejudice GSW Immobilien AG’s status as a legally separate entity with its own governance structures. GSW Management Board remains responsible for managing and representing the company. In the absence of any instructions, GSW Management Board may and must manage the company on its own authority.

The scope of the right of management and the right to issue instructions is primarily governed by Section 308 of the German Stock Corporation Act. GSW Management Board is under a duty to follow the admissible instructions issued by Deutsche Wohnen AG (Article 1.3 of the Domination Agreement). Under Section 308 paragraph 1 sentence 2 of the German Stock Corporation Act, instructions which are detrimental to GSW Immobilien AG may also be issued provided that they serve the interests of Deutsche Wohnen AG or the group companies affiliated with it and GSW Immobilien AG. GSW Management Board may not refuse to follow an instruction unless the instruction clearly does not serve such interests. On the other hand, the Management Board is under no obligation to follow inadmissible instructions, e.g. those which, if observed, would breach mandatory statutory provisions or the provisions of GSW’s articles of incorporation. Instructions which jeopardize GSW Immobilien AG’s going-concern status are always inadmissible. Moreover, a controlled company is under no obligation to follow instructions if and for as long as the controlling company fails or is foreseeably unable to observe its obligations under the Domination Agreement including but not limited to the absorption of loss (Section 302 of the German Stock Corporation Act) or payment of compensation and settlements to the Minority shareholders (Sections 304, 305 of the German Stock Corporation Act) (see Section C.2.1.7 for details of the controlled company’s right of termination). Furthermore, Section 299 of the German Stock Corporation Act stipulates that instructions purporting to amend, maintain or terminate the Domination Agreement may not be issued (Article 1.2 of the Domination Agreement).

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Under certain circumstances, the Deutsche Wohnen Management Board may delegate its right to issue instructions to persons which it has duly given power of attorney (Article 1.1 Sentence 2). It is acknowledged that the right to issue instructions may in particular be delegated to the controlling company’s employees (e.g. holders of general signing powers). The controlling company is liable for damages in the event of any unlawfully issued instructions by the agent.

The right of management and the right to issue instructions only has a binding effect on the Management Board but not on the Supervisory Board, the shareholders’ meeting or the employees of GSW Immobilien AG or on the governance bodies or employees of a subsidiary of GSW Immobilien AG. If GSW Management Board is instructed to execute a transaction which requires the consent of GSW Immobilien AG’s Supervisory Board and such Supervisory Board does not grant its consent or fails to do so within a reasonable period of time, the Supervisory Board’s consent can be replaced with the controlling company’s renewed instruction in accordance with Section 308 paragraph 3 of the German Stock Corporation Act. The rights of participation of GSW Immobilien AG’s shareholders’ meeting are not prejudiced by the Domination Agreement. An instruction must be served on GSW Management Board in written form (Section 126 b of the German Civil Code) – e.g. by fax or e-mail; in urgent cases, instructions may be issued verbally provided that they are immediately confirmed in writing (Article 1.2 of the Domination Agreement). Under Section 294 paragraph 2 of the German Stock Corporation Act and Article 6.2 of the Domination Agreement, Deutsche Wohnen AG’s right to issue instructions and GSW Immobilien AG’s corresponding duty to follow them in accordance with Article 1 of the Domination Agreement do not arise until the Domination Agreement takes legal effect by being entered in the commercial register at the registered office of GSW Immobilien AG (see also Section C.2.1.6).

2.1.2	Right to information (Article 2 of the Domination Agreement)

The purpose of the right to information under Article 2 of the Domination Agreement is to ensure that Deutsche Wohnen AG is able to exercise its management powers over GSW Immobilien AG with due diligence. To this end, Deutsche Wohnen AG is granted a general right of inspection, which is supplemented by a separate duty independent of this requiring GSW Immobilien AG to disclose information. This duty to disclose information covers ongoing business activities as well as any material transactions.

2.1.3	Assumption of losses (Article 3 of the Domination Agreement)

Article 3.1 of the Domination Agreement governs Deutsche Wohnen AG’s obligation to assume GSW Immobilien AG’s losses in accordance with Section 302 of the German Stock Corporation Act in the prevailing version. In accordance with Section 302 paragraph 1 of the German Stock Corporation Act in its prevailing form, this

- Convenience Translation; in case of inconsistencies, the German original version prevails -

means that Deutsche Wohnen AG is under a duty for the duration of the contract to assume any “otherwise existing” net annual loss, i.e. that were existing in the absence of the obligation to settle the loss. This loss assumption duty does not apply if and to the extent that the net loss for the year is covered by any amounts withdrawn from retained earnings provided that these amounts were allocated to retained earnings during the term of the Domination Agreement.

The loss assumption duty ensures that GSW Immobilien AG’s reported equity as of the date on which the Agreement takes effect is not eroded during the term of the Agreement. It serves to protect the financial interests of GSW Immobilien AG, its shareholders and its creditors during the term of the Domination Agreement.

The loss assumption duty applies for the first time to the financial year in which the Domination Agreement takes effect pursuant to Article 6.2 by being entered in the commercial register at the registered office of GSW Immobilien AG (see Article 3.2 of the Domination Agreement). Thus, if the Domination Agreement is entered in the commercial register by December 31, 2014, the obligation to assume any losses will arise for of the full financial year 2014. In accordance with the rulings of the highest court, GSW Immobilien AG’s loss assumption claim arises at the end of the financial year and becomes due on the same date. It is subject to interest of 5% p.a. in accordance with the applicable statutory provisions (Sections 352, 353 of the German Commercial Code). The availability of legal remedies arising from any delay in payment is governed by the applicable statutory provisions.

2.1.4	Compensation (Article 4 of the Domination Agreement)

Upon the Domination Agreement taking effect, a duty arises in accordance with Section 304 paragraph 1 sentence 2 of the German Stock Corporation Act to provide the Minority GSW Shareholders with compensation. In order to satisfy this duty, Deutsche Wohnen AG guarantees the Minority GSW Shareholders pursuant to Article 4.1 of the Domination Agreement a fixed annual compensation payment in the form of a guaranteed dividend for the duration of the Agreement for the first time for the financial year in which the Domination Agreement takes effect pursuant to Article 6.2 of the Domination Agreement.

(i)	Type and amount of compensation

The following should be noted in connection with the type and amount of reasonable compensation:

(a)	Legal basis

A Domination Agreement must provide for reasonable compensation for the Minority shareholders of the controlled company, i.e. GSW Immobilien AG, in the form of a reasonable guaranteed dividend

- Convenience Translation; in case of inconsistencies, the German original version prevails -

(Section 304 paragraph 1 sentence 2 of the German Stock Corporation Act). This amount of the guaranteed dividend is based on the rules applying to compensation under profit transfer agreements. The of the German Stock Corporation Act distinguishes between two types of compensation (see below under Section C.2.1.4(i)(b) and C.2.1.4(i)(c)).

(b)	Fixed compensation

The guaranteed compensation can in any case take the form of an annual payment of a fixed cash amount. If the Domination Agreement provides for fixed compensation, the guaranteed dividend must equal the amount which could be distributed on the individual share as the average proportion of profit, i.e. the distributable profit under German commercial law, in the light of the controlled company’s current earnings situation and its future earnings prospects after due allowance is made for reasonable depreciation, amortization and impairment expense but not including allocations to retained earnings (Section 304 paragraph 2 sentence 1 of the German Stock Corporation Act).

(c)	Variable compensation

If the other Party to the Agreement, i.e. the controlling company, is a German stock corporation or a partnership limited by shares (Kommanditgesellschaft auf Aktien), the compensation may also be variable and based on the distributed profit of the other Party to the Agreement. In this case, the variable compensation must equal the amount which is paid as a dividend on the shares of the controlling company on the basis of an appropriate conversion ratio (Section 304 paragraph 2 sentences 2 and 3 of the German Stock Corporation Act).

Even if variable compensation is legally possible in a given case, the Domination Agreement does not have to provide for fixed and, in lieu of this, variable compensation. The Parties to the Agreement may opt for one or the other kind of compensation.

(d)	Reasons for opting for fixed compensation

The Domination Agreement between Deutsche Wohnen AG and GSW Immobilien AG provides for the payment of fixed annual compensation in the form of a guaranteed dividend. Legally, it would also have been equally possible for the Minority GSW Shareholders to be guaranteed variable compensation. However, the Parties to the Agreement have agreed on payment of fixed annual compensation in

- Convenience Translation; in case of inconsistencies, the German original version prevails -

the form of a guaranteed dividend to avert the uncertainties surrounding the need to determine a variable amount. In the case of variable compensation, the Minority shareholders are guaranteed a profit share equaling the actual dividend on the shares of the controlling company on the basis of an appropriate conversion ratio. This means that the amount of the variable compensation depends on the controlling company’s dividend distribution and profit retention policy. Against this backdrop, the German Federal Constitutional Court has ruled (in a decision dated September 8, 1999 - BvR 301/89) that the Minority shareholders must in all cases be protected from an “improper dividend policy” and an “improper profit retention policy”. However, there are no legally reliable standards for determining when the controlling company’s dividend or profit retention policy is deemed to be “improper” in light of this case-law. It is particularly in view of this considerable uncertainty that the Parties to the Agreement have agreed on the payment of fixed annual compensation in the form of a guaranteed dividend.

(e)	Determination of the fixed compensation as a gross payment, amount of fixed compensation

In contrast to a combined control and profit transfer agreement, the controlled company’s dividend is still distributed to its shareholders in the case of a stand-alone control agreement. For this reason, the compensation under a stand-alone control agreement is determined in such a way that the Minority shareholders are guaranteed compensation from the controlling company in the form of a so-called guaranteed dividend of a fixed amount. If the dividend distributed by the controlled company to its shareholders in a given year (including any installments) is lower than the guaranteed dividend agreed in the Domination Agreement, the controlling company must pay the Minority shareholders of the controlled company the difference between such dividend and the amount of the guaranteed dividend. If the dividend distributed by the controlled company equals or exceeds the amount of the guaranteed dividend, the controlling company is under no obligation to pay any compensation.

Under Article 4 of the Domination Agreement, Deutsche Wohnen AG grants the Minority GSW Shareholders an annual fixed guaranteed dividend for the duration of the Domination Agreement for the financial years in which it is in force. The amount and method for calculating the reasonable guaranteed dividend are described and explained below and in Section C.3.2.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

•	Amount of compensation

The Domination Agreement provides for an annual fixed Guaranteed Dividend of EUR 1.40 (after deduction of prevailing corporate income tax and solidarity surcharge) to the Minority GSW Shareholders for each GSW Immobilien AG non-par value share during the term of the Agreement starting with the financial year in which the Agreement takes effect in accordance with Article 6.2 of the Domination Agreement. To the extent the dividend distributed by GSW Immobilien AG for a given financial year (including any installments) for each non-par value GSW Shares is less than the guaranteed dividend, Deutsche Wohnen AG undertakes to pay each Minority GSW Shareholder the corresponding difference per non-par value share.

•	Compensation adjustment mechanism

In determining the Guaranteed Dividend, the Parties to the Agreement have taken account of the ruling of the German Federal Supreme Court (decision dated July 21, 2003, File number II ZB 17/01 – “Ytong”). In this ruling, the court held that the compensation granted to the Minority shareholders as defined in Section 304 paragraph 1 sentences 1 and 2, paragraph 2 sentence 1 of the German Stock Corporation Act must initially equal the prospective distributable gross share in profit per share as a fixed amount, which is then reduced by the corporate income tax charge in the prevailing statutory amount. This aims to ensure that any change in the corporate income tax rate from the rate applicable on the date on which the compensation is calculated does not lead to an unfair advantage for the other Party to the Agreement at the Minority shareholders’ expense. Conversely, it seeks to make sure that in the event of any increase in the tax rate the compensation arrangements do not result in any unfair advantage for the Minority shareholders at the other Party’s expense. These principles must also be equally applied to the solidarity surcharge payable on top of corporate income tax.

In accordance with the German Federal Supreme Court’s case-law as outlined above, the fixed compensation in the form of a guaranteed dividend must equal the prospective average gross share in profit per GSW Shares (“Gross Compensation Amount”) which is then reduced by corporate income tax

- Convenience Translation; in case of inconsistencies, the German original version prevails -

along with solidarity surcharge at the respective prevailing tax rate for the relevant financial year (“Net Compensation Amount”). This ensures that any change in the corporate income tax rate or solidarity surcharge immediately results in a corresponding adjustment in the granted compensation. Accordingly, the provision in Article 4.2 of the Domination Agreement stipulates variable arrangements with respect to corporate income tax along with the solidarity surcharge.

On the basis of the situation prevailing on the date on which the Domination Agreement is signed and of this Report, currently corporate income tax of 15.0 % plus the solidarity surcharge of 5.5%, equivalent to a total amount of EUR 0.26 per GSW Shares, must be deducted from the Gross Compensation Amount of EUR 1.66 per GSW Shares. This translates into a guaranteed dividend of EUR 1.40 per GSW Shares for each full financial year on the basis of the situation prevailing on the date on which the Domination Agreement is signed and of this Report.

The mechanism for adjusting the guaranteed dividend in the event of any future changes in the tax rate is illustrated in the following example: If, for example, the corporate income tax rate is lowered by one percentage point (from 15.0 % to 14.0%), the arrangements provided for in Article 4.2 of the Domination Agreement mean that the deduction for corporate income tax along with the solidarity surcharge of currently EUR 0.26 per GSW Shares is reduced by around EUR 0.01 (1.0 % plus 5.5 % solidarity surcharge on this, i.e. a combined 1.055 % of the Gross Compensation Amount. As a result, the Net Compensation Amount of EUR 1.40 per GSW Shares increases by EUR 0.02 to EUR 1.411 per GSW Shares. Conversely, a one-percentage-point increase in corporate income tax causes the Net Compensation Amount of EUR 1.40 per GSW Shares to drop by roughly EUR 0.02 to EUR 1.382 per GSW Shares.

Pursuant to Article 4.2 sentence 4 of the Domination Agreement, any withholding tax (such as capital gains tax) is deducted from the Net Compensation Amount to the extent required by statute. This also applies to the additional solidarity surcharge

[1]	Calculated on the basis of unrounded figures for the Net Compensation Amount and the change.
[2]	Calculated on the basis of unrounded figures for the Net Compensation Amount and the change.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

and any applicable church tax. For further details, see Sections C.2.4.3(i) and C.2.4.3(ii).

(ii)	Other details pertaining to Article 4 of the Domination Agreement

Compensation is payable for the first time for the full financial year of GSW Immobilien AG in which the Domination Agreement takes effect pursuant to Article 6.2. If the Domination Agreement takes effect on or before December 31, 2014, compensation is payable for the 2014 financial year from January 1, 2014. If the Domination Agreement takes effect in a later financial year, the compensation is only payable from that later financial year onwards.

If the Domination Agreement ends during a GSW Immobilien AG’s financial year or compensation is payable for a short financial year of less than twelve months, the guaranteed dividend for that financial year is reduced pro rata temporis (Article 4.1 sentence 2 of the Domination Agreement). This ensures that the fixed amount of the guaranteed dividend is measured on the basis of a period of twelve months, i.e. a full financial year.

Article 4.1 sentence 4 of the Domination Agreement stipulates that any compensation payment which may be necessary falls due on the day determined by law. In accordance with current case-law, in principal, payment falls due at the end of the ordinary annual general meeting of the controlled company, i.e. GSW Immobilien AG, following its financial year.

Article 4.3 of the Domination Agreement governs adjustments to the guaranteed dividend in the event of capital measures by Deutsche Wohnen AG or GSW Immobilien AG. Such an adjustment is necessary, for example, to the extent new GSW Shares are issued using the company’s own funds as part of a capital increase. This would result in a reduction of the guaranteed dividend per GSW Shares to the extent necessary to ensure that there is no change in the total amount of the guaranteed dividend. This is necessary as a capital increase using the company’s own funds, i.e. the conversion of retained earnings or certain parts of the share premium into share capital, does not have any influence on the company’s value and profitability and because the new GSW Shares from the capital increase using the company’s own funds would be issued to the GSW Shareholders free of any consideration. In any case, this is consistent with Section 216 paragraph 3 of the German Stock Corporation Act, which states that the financial terms of the company’s contractual relations with third parties are not affected by the capital increase using the company’s own funds.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Moreover, the minority GSW Shareholders’ entitlement to the guaranteed dividend does particularly also include the new GSW Shares issued subject to subscription rights to the minority GSW Shareholders in the course of an increase in GSW Immobilien AG’s share capital against contributions in cash or in kind.

Article 4.4 of the Domination Agreement is designed to protect all minority GSW Shareholders and to ensure that they are all treated equally. If a GSW Shareholder believes that the compensation payment offered is insufficient, he can initiate a shareholder action in accordance with Sections 1 et seq. of the German Act on Appraisal Proceedings (Spruchverfahrensgesetz, SpruchG) and apply for the court to determine the appropriate compensation. Article 4.4 of the Domination Agreement grants all minority GSW Shareholders the right of parity in the event of any shareholder action in which the court sets a legally binding higher guaranteed dividend. The same applies if Deutsche Wohnen AG makes an undertaking to a GSW Shareholder to pay a higher guaranteed dividend in a settlement to avoid or end proceedings under Sections 1 et seq. of the German Act on Appraisal Proceedings. These claims are also held by GSW Shareholders who in the intervening period of time have accepted the settlement offer under Article 5 of the Domination Agreement (cf. the detailed comments on Article 5.5 of the Domination Agreement in section C.2.1.5(v)). Moreover, these claims exist regardless of whether the GSW Shareholder participated in any shareholder action (see Section 13 sentence 2 of the Act on Appraisal Proceedings).

2.1.5	Settlement (Article 5 of the Domination Agreement)

(i)	Type of settlement

In addition to the duty to pay compensation in accordance with Section 304 of the German Stock Corporation Act, the Domination Agreement must also include an obligation on the part of Deutsche Wohnen AG as the controlling company to acquire on request the GSW Shares held by a minority GSW Shareholder for a reasonable settlement determined in the Agreement (Section 305 paragraph 1 of the German Stock Corporation Act).

Pursuant to Section 305 paragraph 2 number 1 of the German Stock Corporation Act, the Domination Agreement must provide for settlement in the form of a grant of shares in the controlling company if the controlling company is a stock corporation or partnership limited by shares and is not a controlled enterprise and not subject to majority ownership.

As Deutsche Wohnen AG is a stock corporation which is not a controlled enterprise and not subject to majority ownership, it offers the Minority GSW

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Shareholders wishing to withdraw from the company due to the signing of the Domination Agreement a settlement under the Domination Agreement in accordance with the statutory provision in the form of Deutsche Wohnen AG shares.

The new Deutsche Wohnen AG shares required for the settlement offer (“Settlement Shares”) will be created and issued under a capital increase from Deutsche Wohnen AG’s conditional capital against delivery of GSW Shares tendered to Deutsche Wohnen AG under the terms of the settlement offer.

For this purpose, the Management Board and Supervisory Board of Deutsche Wohnen AG will propose to the general shareholders meeting of June 11, 2014 to conditionally increase Deutsche Wohnen AG’s share capital by up to EUR 15,000,000.00 through the issue of up to 15,000,000 new no-par value bearer shares. The purpose of the conditional capital increase is to grant minority GSW Shareholders a settlement in the form of Deutsche Wohnen AG shares in accordance with the provisions of the Domination Agreement on the basis of the exchange ratio determined in Article 5.1 of the Domination Agreement or an exchange ratio adjusted in accordance with Article 5.4 or 5.5 of the Domination Agreement.

To the extent that on a given delivery date despite pooling no full share rights arise in connection with the compensation for fractional rights to new Deutsche Wohnen AG shares (“Fractional Share Rights”) provided in accordance with Article 5.2 of the Domination Agreement , the remaining Fractional Share Rights will be settled in cash (c.f. Section C.2.1.5(iii) for more details).

With respect to the dividend entitlement of the new shares, it is provided that if GSW Shareholders exchange their GSW Shares for Deutsche Wohnen shares before receiving a dividend or compensation payment for the 2014 financial year or subsequent financial years they are as far as practically and legally possible to be granted Deutsche Wohnen shares that are dividend-entitled from the start of the last financial year that ended before such shares were created. In the event that GSW Shareholders exchange their GSW Shares for Deutsche Wohnen shares after receiving a dividend or compensation payment for the 2014 financial year or subsequent financial years or to the extent it is not practically or legally possible for dividend-entitled shares to be granted to them as described in the previous sentence, it is provided that they are to be granted shares that are dividend-entitled from the start of the financial year in which such shares are created.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

(ii)	Amount of settlement

In accordance with Section 305 paragraph 1 and paragraph 2 number 1 of the German Stock Corporation Act, Deutsche Wohnen AG offers the shareholders of GSW Immobilien AG wishing to withdraw from the company due to the signing of the Domination Agreement a settlement in the form of Deutsche Wohnen AG shares. Under this settlement the shareholders of GSW Immobilien AG receive 7 new non-par value bearer shares in Deutsche Wohnen AG representing a notional value of EUR 1.00 of the share capital for every 3 GSW Shares held. (Article 5.1 of the Domination Agreement). A higher settlement may possibly arise if this is determined by a court in a shareholder action under the German Act on Appraisal Proceedings or in some other manner. Details can be found in Section C.3 on the amount and calculation of a reasonable share-based settlement and in the following section as well as in Section C.2.2 on the possible increase of the settlement.

(iii)	Settlement of fractional amounts

Section 305 paragraph 3 sentence 1 of the German Stock Corporation Act states that fractional amounts may be settled in cash. Article 5.2 of the Domination Agreement specifies this statutory provision by stipulating that for the purposes of a cash settlement individual Fractional Share Rights accruing to individual shareholders are first pooled to form full share rights for all shares issued on a given delivery date and the Deutsche Wohnen shares created to on this basis are sold via the stock market; the holders of Fractional Share Rights are credited with a cash settlement equaling the portion of the proceeds from the sale of such shares corresponding to their Fractional Share Right. To the extent any Fractional Share Rights remain after pooling, a cash settlement will be made equaling the prorated closing price of Deutsche Wohnen AG stock in XETRA trading (or a corresponding successor system) in Frankfurt am Main two days before the respective crediting of the cash settlement. The agreed method of calculating the cash settlement has the advantage for the minority GSW Shareholders that they receive a settlement for any Fractional Share Rights remaining after pooling equaling the countervalue as of the date on which the shares rights are offered. This ensures that all minority GSW Shareholders whose Fractional Share Rights are settled on a given delivery date are treated equally.

(iv)	Period for accepting the settlement offer

Article 5.3 of the Domination Agreement stipulates a limited period in which Deutsche Wohnen AG is obliged to acquire the GSW Shares held by minority GSW Shareholders in return for a settlement. This period expires two months after the day on which the entry of the existence of the Domination

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Agreement in the commercial register at the registered office of GSW Immobilien AG is deemed to have been announced in accordance with Section 10 of the German Commercial Code. To comply with this limitation it is sufficient if written declaration of acceptance is received on time by Deutsche Wohnen AG. The imposition of a period for accepting the settlement offer is permissible under Section 305 paragraph 4 of the German Stock Corporation Act and is in accordance with custom and practice. The definition of a two-month period is consistent with the statutory provisions contained in Section 305 paragraph 4 sentence 2 of the German Stock Corporation Act. This does not prejudice the minority shareholders’ rights under Section 305 paragraph 4 sentence 3 of the German Stock Corporation Act (see below).

Under the current legal requirements, minority GSW Shareholders may make a motion in accordance with Section 4 paragraph 1 number 1 of the German Act on Appraisal Proceeding for a court ruling on the settlement to be granted within three months of the day on which entry of the existence of the Domination Agreement in the commercial register at the registered office of GSW Immobilien AG has been made known in accordance with Section 10 of the German Commercial Code. Section 305 paragraph 4 sentence 3 of the German Stock Corporation Act stipulates that if a motion has been made for determination by the court of the amount of the compensation payment or settlement, such period of time for exchanging shares of the controlled company for shares of the controlling company expires no earlier than two months after the date on which the decision by the court on the last motion of a shareholder is announced in the German Federal Gazette (Bundesanzeiger). Article 5.3 sentence 4 of the Domination Agreement states that there are no restrictions to the application of this statutory provision. If a shareholder action is initiated, GSW Shareholders may tender their shares and exchange them for Deutsche Wohnen AG shares during a period expiring two months after the day on which the decision by the court on the last motion of a minority shareholder of GSW Immobilien AG is announced in the German Federal Gazette (Bundesanzeiger) (“Statutory Tender Period”).

The declaration of minority GSW Shareholders of their intention to accept the settlement offer for Deutsche Wohnen AG shares or to tender their shares must be received within the period to be determined in accordance with the above-mentioned method (including the Statutory Tender Period). The settlement offer can no longer be accepted after the expiry of this period.

(v)	Other details pertaining to Article 5 of the Domination Agreement

Article 5.4 of the Domination Agreement stipulates that in the event any capital measures are executed by Deutsche Wohnen AG or GSW Immobilien

- Convenience Translation; in case of inconsistencies, the German original version prevails -

AG within the period for exchanging GSW Shares for Deutsche Wohnen AG shares determined in Article 5.3 of the Domination Agreement, the exchange ratio must be adjusted within the statutorily mandated framework. Such an adjustment may, for example, be legally necessary if Deutsche Wohnen AG increases its capital by issuing new shares using its own funds or, in certain cases, if GSW Immobilien AG reduces its capital.

Article 5.5 of the Domination Agreement is designed to protect all Minority GSW Shareholders and to ensure that they are all treated equally. This provision grants all minority GSW Immobilien AG shareholders the right of parity in the event of a shareholder action under Sections 1 et seq. of the German Act on Appraisal Proceedings if the court sets a legally binding higher settlement or if Deutsche Wohnen AG makes an undertaking to increase the settlement to a Minority GSW Shareholder in a settlement to avert or terminate an action under the German Act on Appraisal Proceedings. This claim also arises if the Minority GSW Shareholder has already received a settlement regardless of whether the Minority GSW Shareholder participated in any shareholder action.

Article 5.6 of the Domination Agreement stipulates that acceptance of the settlement offer is free of charge for Minority GSW Shareholders provided that they have a domestic custodian account. This ensures that the Minority GSW Shareholders are not required to pay any fees, commission or other handling costs charged by banks.

2.1.6	Effectiveness (Article 6 of the Domination Agreement)

The contract requires the approval of the annual general meetings of the Parties to the Agreement and takes effect on subsequent entry in the commercial register at the registered seat of GSW Immobilien AG (Articles 6.1 and 6.2 of the Domination Agreement). The right of management and the right to issue instructions arise upon the Domination Agreement being entered in the commercial register.

The loss compensation obligation provided for in Article 3 of the Domination Agreement applies to GSW Immobilien AG’s entire financial year starting in the year in which the Domination Agreement takes effect. If it receives the necessary approval by the annual general meetings of the Parties to the Agreement and is subsequently entered in the commercial register at the registered seat of GSW Immobilien AG in 2014, the loss compensation obligation will apply for all of GSW Immobilien AG’s 2014 financial year. A different situation arises if the Domination Agreement is not entered in the commercial register at the registered seat of GSW Immobilien AG until after December 31, 2014 or after the corresponding day in a later year. In this case, the loss assumption duty applies only from the financial year in which the Domination Agreement is entered in the commercial register.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

2.1.7	Duration of contract, termination (Article 7 of the Domination Agreement)

The Domination Agreement is entered into for an unlimited period of time (Article 7.1 sentence 1 of the Domination Agreement) and may be terminated by either party at the end of any financial year of GSW Immobilien AG subject to three months’ notice in accordance with Article 7.1 sentence 2 of the Domination Agreement. Such notice of termination must be served in writing (Article 7.1. sentence 3 of the Domination Agreement).

Under Article 7.2. sentence 1 of the Domination Agreement, the Parties to the Agreement may also terminate the Domination Agreement for good cause without notice. In the event of termination for good cause without notice, this Agreement lapses at the end of the date stated in the notice of termination provided that this is no earlier than the day on which notice of termination is served (Article 7.3 of the Domination Agreement). The right of termination for good cause is provided for by law and cannot be excluded in an Agreement. Good cause arises if after duly weighing up all the circumstances, the party wishing to terminate the Agreement can no longer be reasonably expected to continue it. The controlling company may, for example, be entitled to terminate the Agreement if a deterioration in the controlled company’s net assets or results of operations results in risks which the former can no longer be reasonably expected to accept and the controlling company is not reliable for this situation. Conversely, the controlled company may, for example, terminate the Agreement if the controlling company is not expected to be able to satisfy the obligations which it has assumed under the Domination Agreement (loss absorption, compensation and settlement).

Under Article 7.2 sentence 2 of the Domination Agreement, good cause is deemed to include but not be limited to

•

any event as a result of which Deutsche Wohnen AG no longer directly holds the majority of the voting rights arising from the shares of GSW Immobilien AG or it has undertaken in an agreement to transfer the shares of GSW Immobilien AG to a third party with the result that upon the planned execution of the agreement or the conditional execution of the agreement contingent upon the discharge of external conditions it no longer directly holds the majority of the voting rights arising from the shares in GSW;

•	the execution of a combined control and profit transfer agreement or a stand-alone profit transfer agreement by and between the Parties to the Agreement;

•	any changes in tax legislation or case-law affecting the existence or absence of a fiscal union between the two Parties to the Agreement; or

•	the transformation of GSW Immobilien AG or Deutsche Wohnen AG, particularly as a result of a carve-out, merger or change of the legal form.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

The reason for termination cited first in the above list in its first alternative allows termination if Deutsche Wohnen AG transfers shares it holds in GSW Immobilien AG to a group company of the Deutsche Wohnen Group and Deutsche Wohnen AG accordingly loses the majority of voting rights arising out of GSW Shares.

In the event of the termination of the Domination Agreement, the provisions contained in Section 303 of the German Stock Corporation Act apply: If a control agreement is cancelled or terminated, the controlling company is required to furnish the creditors of the controlled company with security provided that such creditors have applied to party for such purpose within six months from the date of the announcement of the registration. However, under Section 303 paragraphs 1 and 2 of the German Stock Corporation Act, this obligation applies only with respect to creditors whose claims arise before the entry of the termination of the control agreement in the commercial register is announced in accordance with Section 10 of the German Commercial Code and, in the case of insolvency proceedings, who have no right to preferential satisfaction from a fund that has been established pursuant to statutory provisions for their protection and is subject to governmental supervision. In lieu of furnishing security, the controlling company may issue a guarantee covering the claim, in which case Section 349 of the German Commercial Code concerning the exclusion of the defense of failure to pursue remedies does not apply (Section 303 paragraph 3 of the German Stock Corporation Act).

2.1.8	Miscellaneous provisions (Article 8 of the Domination Agreement)

Under Article 8.1 sentence 1 of the Domination Agreement, all amendments and additions to the Domination Agreement must be in writing. This requirement of writing also applies to any amendments and additions to the requirement of writing itself in Article 8.1 sentence 1 of the Domination Agreement (Article 8.1 sentence 2 of the Domination Agreement). This does not prejudice the conditions for amending the Domination Agreement arising from the application of Section 295 of the German Stock Corporation Act.

Article 8.2 of the Domination Agreement (co called severability clause) is designed to ensure that the material elements of the Domination Agreement remain in force even in the unexpected event of individual provisions being deemed to be ineffective or void in part or in full or to exhibit any gaps. This provision is typically included in Domination Agreements.

2.2	Settlement shares in Deutsche Wohnen AG and bank processing of the settlement and compensation amounts

It is currently planned for Deutsche Wohnen AG to issue the settlement shares solely by means of a non-cash capital increase subject to the exclusion of the shareholders’ preemptive subscription rights. For this purpose, the shareholders of Deutsche

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Wohnen AG will be asked to pass a resolution approving the creation of contingent capital at the annual general meeting, at which a resolution approving the Domination Agreement is also to be passed (c.f. Section B.2.5.3(ii)).

The non-cash contribution will take the form of the GSW Shares tendered by the Minority GSW Shareholders under the settlement offer. In consideration of the tender of these shares, the Minority GSW Shareholders will be granted settlement shares.

Deutsche Wohnen AG will be retaining Deutsche Bank AG, Frankfurt, as the central settlement agent (“Central Settlement Agent”) for the technical execution of the share-based settlement in accordance with Article 5 of the Domination Agreement. After submitting their written declaration to the central settlement agent, the shareholders wishing to accept the settlement offer must instruct their custodian bank to deliver their shares held in collective safe custody to the Central Settlement Agent in return for acceptance of the settlement shares. After they have been created, the Central Settlement Agent will deliver the corresponding number of settlement shares to the Minority GSW Shareholders who have submitted their GSW Shares. The settlement is free of charge for the Minority GSW Shareholders provided that they have a domestic custodian account.

A cash settlement is paid by the Central Settlement Agent to the Minority shareholder in question for any fractional amounts, i.e. GSW Shares for which on the basis of the settlement ratio the holder is not entitled to subscribe to a full Deutsche Wohnen AG share (Article 5.2 of the Domination Agreement). Reference should be made to Section C.2.1.5(iii) for further details concerning the calculation of the cash settlement.

Details on the execution of the settlement will be announced immediately after the Domination Agreement has been entered in the commercial register.

GSW Shares which are tendered within the statutory tender period (see Section C.2.1.5(iv)) and are to be exchanged for Deutsche Wohnen AG shares are settled using the procedure described in the above paragraphs.

Compensation payments under Article 4 of the Domination Agreement are handled in the same way as dividend payments.

2.3	Agreements with the Third-party Investor

Under Section 305 of the German Stock Corporation Act, Deutsche Wohnen AG is required to offer Minority GSW Shareholders to acquire in consideration of a defined settlement (see Section C.2.1.5 for more details). For reasons related to realty transfer tax matters, the acquisition of GSW Shares (or corresponding transfer rights) by Deutsche Wohnen AG under the terms of the settlement offer is to be limited

- Convenience Translation; in case of inconsistencies, the German original version prevails -

to a maximum of 95% minus 10,000 GSW Shares, including those already held (“target share in GSW’s subscribed capital”).

Under Section 1 paragraph 3 and paragraph 3a of the Realty Transfer Tax Act (GrEStG), the acquisition of at least 95% of a company’s shares triggers a duty to pay realty transfer tax at the rate of 6% currently applicable in Berlin on the real estate located in Germany forming part of the company’s assets. The tax obligation under Section 1 paragraph 3 and paragraph 3a of the Realty Transfer Tax Act would arise if Deutsche Wohnen AG were to acquire at least 95% of GSW Immobilien AG’s capital under the settlement offer.

The following precautions have been taken to avoid this:

•

Deutsche Wohnen AG and the Third-party Investor have entered into an agreement under which the Third-party Investor undertakes to acquire from Deutsche Wohnen AG 5% plus 10,000 shares of the GSW Shares currently held by Deutsche Wohnen AG (based on GSW Immobilien AG’s subscribed capital prior to the commencement of the settlement offer). This acquisition will be executed shortly before the settlement offer is submitted to the GSW Shareholders.

•

The agreement also provides for Deutsche Wohnen AG to request that the Third-party Investor re-transfer to it a certain number of GSW Shares determined by Deutsche Wohnen AG in the event that its share in GSW Immobilien AG either alone or together with other members of the Deutsche Wohnen Group falls short of the target share in GSW’s subscribed capital.

•

Moreover, Deutsche Wohnen AG may at any time nominate an independent third party to which the Third-party Investor must sell a certain number of GSW Shares to be determined by Deutsche Wohnen AG. Finally, Deutsche Wohnen AG may demand that the Third-party Investor place GSW Shares or certificates representing such shares. In either case, Deutsche Wohnen AG must reimburse the Third-party Investor for any difference between the purchase price paid and the proceeds of the sale.

2.4	Consequences of the Domination Agreement

2.4.1	Ramifications under corporate law for Minority GSW Shareholders.

Upon Deutsche Wohnen AG obtaining the right of management and the right to issue instructions with respect to GSW Immobilien AG in accordance with Article 1 of the Domination Agreement, i.e. upon the Domination Agreement being entered in the commercial register at the registered seat of GSW Immobilien AG after it has been approved by the shareholders of the Parties to the Agreement, GSW Immobilien AG will allow Deutsche Wohnen AG to manage its company and grant

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Deutsche Wohnen AG the right to issue instructions concerning the management of GSW Immobilien AG with binding effect on the latter’s Management Board. The GSW Management Board is under a duty to follow the rules issued by Deutsche Wohnen AG. Deutsche Wohnen AG may also issue disadvantageous instructions to the GSW Management Board provided that these instructions serve the interests of Deutsche Wohnen AG or any companies affiliated with it. Notwithstanding Deutsche Wohnen AG’s duty to pay compensation for any losses, such disadvantageous instructions may have considerable negative effects on GSW Immobilien AG’s net assets and results of operations, which may persist even after a possible termination of the Domination Agreement.

The control and possibly also financial rights of the Minority GSW Shareholders may be adversely affected as a result of the right of management and right to issue instructions granted to Deutsche Wohnen AG with respect to GSW Immobilien AG. The Minority GSW Shareholders will receive reasonable compensation guaranteed by Deutsche Wohnen AG for such impairment in the form of a guaranteed dividend as of the financial year in which as of the financial year in which the right of management and the right to issue instructions takes effect.

Under Article 4 of the Control Agreement, annual compensation must be paid if the dividend distributed by GSW Immobilien AG for a given year (including any installments) per GSW share falls short of the guaranteed dividend. Any compensation which Deutsche Wohnen AG is required to pay on this basis is distributed to the Minority GSW Shareholders immediately after the applicable due date. Based on current court rulings, the due date coincides with the end of a general meeting following a financial year of the controlled company, in the present instance GSW Immobilien AG. As with dividend payments, the technical execution is handled by the corresponding custodian banks (see Section C.2.2).

In lieu of receipt of compensation, the Minority GSW Shareholders may make use of the settlement offer submitted by Deutsche Wohnen AG in accordance with Section 305 of the German Stock Corporation Act and withdraw as shareholders of GSW Immobilien AG by accepting the settlement provided for in Article 5.1 of the Domination Agreement in the form of a defined number of shares in Deutsche Wohnen AG. Details of the compensation payments and the settlement offer can be found in the descriptions set out above in Sections C.2.1.4 and C.2.1.5 on Articles 4 and 5 of the Domination Agreement.

The Minority GSW Shareholders do not forfeit the right of settlement by virtue of the fact that they have already accepted compensation payments. Moreover, cases may arise in which the settlement offer can only be accepted after compensation payments have been made by Deutsche Wohnen AG, particularly if the settlement offer is accepted during or after a shareholder action (see Section 305 paragraph 4

- Convenience Translation; in case of inconsistencies, the German original version prevails -

sentence 3 of the German Stock Corporation Act and Article 5.5 of the Domination Agreement).

Upon the Domination Agreement taking effect, Deutsche Wohnen AG is obliged to acquire the Minority GSW Shareholders’ shares in consideration of the share-based settlement provided for in Article 5.1 of the Domination Agreement. Henceforward to this, the Minority GSW Shareholders can make use of their right to transfer their shares to Deutsche Wohnen AG in return for the compensation provided for in the Domination Agreement by serving a declaration to this effect on their custodian bank. Those GSW Shareholders who do not make use of their right to transfer their shares to Deutsche Wohnen AG remain GSW Shareholders and receive the compensation payment.

Immediately after the Domination Agreement has been entered in the commercial register responsible for the headquarter of GSW Immobilien AG, the specific details of the execution of the settlement offer are announced in “Bundesanzeiger” and the Minority shareholders of GSW Immobilien AG are notified accordingly via their custodian banks. The transfer of the GSW Shares to Deutsche Wohnen AG as a result of acceptance of the settlement offer is free of charge for the Minority GSW Shareholders provided that they have a domestic custodian account.

Article 5.3 of the Domination Agreement stipulates the period in which Deutsche Wohnen AG is obliged to acquire the GSW Shares held by the Minority shareholders in return for a settlement in the form of shares in Deutsche Wohnen AG. The outstanding GSW Shareholders’ declaration of acceptance of Deutsche Wohnen AG’s settlement offer must be submitted within this period (see above explanations in Section C.2.1.5(iv) on the details concerning the period of obligation for Deutsche Wohnen AG). The settlement offer can no longer be accepted or the GSW Shares tendered for exchange into Deutsche Wohnen AG shares after the expiry of the period specified in Article 5.3 of the Domination Agreement.

Beyond this, the execution of the Domination Agreement does not have any legal ramifications for the shares held by the Minority GSW Shareholders. In particular, their voting rights and other shareholder rights continue to be governed by GSW’s articles of incorporation and the relevant statutory provisions even after the Domination Agreement has been entered in the commercial register. However, Deutsche Wohnen AG may also issue disadvantageous instructions to the GSW Management Board in accordance with the Domination Agreement. Notwithstanding Deutsche Wohnen AG’s duty to absorb any losses, such disadvantageous instructions may have considerable negative effects on GSW Immobilien AG’s net assets and results of operations, which may persist even after a possible termination of the Domination Agreement.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

The stock market listing of the GSW Shares is not affected by the entry of the Domination Agreement in the commercial register. However, it is possible that a large number of Minority GSW Shareholders may accept the settlement offer, in which case the size of the free float of GSW Shares will further decline. This may result in a situation in which proper trading in GSW Shares can no longer be guaranteed. The resultant further decline in the liquidity of GSW Shares may result in greater volatility in their price than in the past. It should also be noted that the admission of GSW Shares to the Prime Standard of the regulated market of the Frankfurt stock exchange (with additional admission requirements) will expire at the end of the day on May 27, 2014 and that the shares will thereupon be traded in the General Standard segment of the regulated market.

2.4.2	Protection of Minority shareholders

That the interests of Minority shareholders in GSW are protected in connection with the signing of the Domination Agreement is ensured, as described further down, by the granting of a settlement and compensation payment, the appropriateness of which has been reviewed by a court-appointed auditor. Should any Minority GSW Shareholders feel that the settlement and/or guaranteed dividend set forth in the Domination Agreement are not commensurable, they may have the appropriateness of these considerations reviewed via a shareholder action.

(i)	Guaranteed dividend and settlement

The interests of Minority GSW Shareholders are served by virtue of the legally prescribed payment of compensation payment and an offer to acquire their shares in exchange for a settlement with a commensurable number of shares in Deutsche Wohnen AG along with the implementation of these items in the Domination Agreement in the form of the settlement and guaranteed dividend.

Starting in the financial year in which the Domination Agreement enters into effect, the Minority GSW Shareholders shall receive full financial compensation for the restrictions placed upon their control rights by the entry into effect of the right of management and the right to issue instructions pursuant to Section 1 of the Domination Agreement, through Deutsche Wohnen AG’s duty to make a compensation payment in the form of a guaranteed dividend according to Section 4.1 and 4.2 of the Domination Agreement in connection with Section 304 of the German Stock Corporation Act.

On the basis of the Valuation Report, the Parties to the Agreement have established a Gross Compensation Amount of EUR 1.66 subject to corporate income tax and solidarity surcharge at the prevailing rates for the relevant financial year. Under conditions prevailing at the time of signing the Agreement, the Gross Compensation Amount of EUR 1.66 for each GSW Shares was subject to a 15% corporate income

- Convenience Translation; in case of inconsistencies, the German original version prevails -

tax rate plus a 5.5% solidarity surcharge, and a total of EUR 0.26 was subtracted for each GSW Shares. Under conditions prevailing at the time of signing the Agreement, this results in a guaranteed dividend in the amount of EUR 1.40 for each GSW Shares for each full financial year (for the legal basis of the guaranteed dividend, see section C.2.1.4(i); for the methods by which the guaranteed dividend and compensation payment are calculated, see sections C.3.1 and C.3.2 and for any capital gains tax treatment of the compensation, see Section C.2.4.3(i) and C.2.4.3(ii)).

Alternatively, the Minority GSW Shareholders have the right, once the Domination Agreement has been entered in the commercial register at the registered seat of GSW Immobilien AG, to transfer the GSW Shares they hold to Deutsche Wohnen AG in exchange for a commensurate settlement in shares of Deutsche Wohnen AG. The settlement ratio set forth in Section 5.1 of the Domination Agreement of 3 shares in GSW Immobilien AG for every 7 shares in Deutsche Wohnen AG was based on the conditions prevailing at GSW Immobilien AG at the time of the resolution of the scheduled general meeting of GSW Immobilien AG on June 18, 2014 (cf. detailed explanation and argumentation of the appropriateness of the settlement in section C.3.1 and C.3.3).

(ii)	Contractual audit of an expert auditor

Upon joint request of the members of the Management Boards of GSW Immobilien AG and Deutsche Wohnen AG on March 12, 2014, the Regional Court of Berlin, in its ruling on March 18, 2014 and pursuant to Section 293c paragraph 1 of the German Stock Corporation Act, chose and appointed Mazars GmbH Auditors of Dusseldorf as expert auditors as referred to in Section 293b paragraph 1 of the German Stock Corporation Act. The auditor reviews the Domination Agreement and, in particular, the appropriateness of the annual compensation payment and settlement and issues an independent report on them in conformity with Section 293e of the German Stock Corporation Act. The aforementioned Auditor Report shall be made available along with the documents cited in Seciton 293f paragraph 1 of the German Stock Corporation Act from the invitation to the ordinary general meetings of Deutsche Wohnen AG on June 11, 2014 and of GSW Immobilien AG on June 18, 2014, at the offices of Deutsche Wohnen AG and GSW Immobilien AG and will be available on the websites of Deutsche Wohnen AG at http://www.deutsche-wohnen.com (“Investor Relations” > “General meetings” > “Ordinary general meeting 2014”) and GSW Immobilien AG at http:// www.gsw.ag (“General meeting” – “2014”). This Report will further be on display during the general meetings of Deutsche Wohnen AG and GSW Immobilien AG.

(iii)	Shareholder action

Should any Minority GSW Shareholders feel that the annual compensation payment according to Section 304 of the German Stock Corporation Act set out in the Domination

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Agreement under Section 4.1 is too low, they may have the appropriateness of this compensation payment reviewed via a shareholder action, once the Domination Agreement has entered into effect according to Section 304 paragraph 3 sentence 3 of the German Stock Corporation Act in connection with Section 1 paragraph 1 of the German Shareholder Action Act. The right to file a shareholder action is not conditional on objections to the resolution of the general meeting concerning the Domination Agreement having been recorded in the minutes of the certifying notary. The judicial review of the compensation payment as part of a shareholder action may be filed for within three months, starting from the date on which the existence of the Domination Agreement is recorded in the commercial register at the registered seat of GSW Immobilien AG according to Section 10 of the German Commercial Code. Within the aforementioned three-month filing period, the claim is to be argued according to the provisions of Section 4 paragraph 2 of the German Act on Appraisal Proceedings. In the event that in shareholder actions of this nature, the competent court rules legally binding in favor of a higher annual compensation payment, all Minority GSW Shareholders may claim this judicially raised compensation payment from Deutsche Wohnen AG (Section 13 of the German Act on Appraisal Proceedings). In such an event, the controlling company may terminate the Domination Agreement without observing a notice period within two months after the judicial ruling enters into effect (Section 304 paragraph 4 of the German Stock Corporation Act). Insofar as shareholder actions of this nature are concluded by amicable settlement, the rights of all Minority GSW Shareholders are upheld by the fact that, according to Section 11 paragraph 2 of the German Act on Appraisal Proceedings, this kind of conclusion to the proceedings is only possible with the approval of the joint representatives of the Minority GSW Shareholders, and that any agreement reached by way of settlement in the form of a raised compensation payment or an increased settlement shall be for the benefit of all GSW Shareholders, regardless of whether they were involved in the shareholder action.

Should Minority GSW Shareholders feel that the settlement set forth under Section 5.1 of the Domination Agreement is too little, they may likewise have the appropriateness of the settlement offered reviewed in a shareholder action according to Section 305 paragraph 5 sentence 2 of the German Stock Corporation Act in connection with Section 1 paragraph 1 of the German Act on Appraisal Proceedings. The explanations in the preceding paragraph apply accordingly to the period for filing claims, the arguments for the claim, the effect of a judicial ruling in such shareholder actions, the controlling company’s right to terminate after the settlement has been determined judicially, and the conclusion of such proceedings through amicable settlement, and the fact of an amicable settlement also being for the benefit of Minority GSW Shareholders not involved in the shareholder action.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

2.4.3	Tax implications for Minority GSW Shareholders in Germany

(i)	General

The explanations below contain a brief summary of some important German taxation principles that might be relevant to Minority GSW Shareholders in connection with the conclusion of the Domination Agreement.

The descriptions of the tax implications limit themselves to Minority GSW Shareholders who are tax resident in Germany. If there is no full tax liability, the tax implications will depend on the specific provisions of German tax law and on the tax laws of the state in which the respective Minority GSW Shareholder is domiciled, as well as on the provisions of a treaty for the avoidance of double taxation, should one exist.

Explanations as a general rule only concern the applicable income, corporate income, and trade taxes in Germany and only cover certain significant aspects of these types of taxes. Special regulations, for example for certain companies in the financial and insurance sectors and investment funds, along with cases where amounts in the tax-recognized contribution account (steuerliches Einlagenkonto) count as having been applied to the compensation payment, are not illustrated.

No responsibility is accepted for the completeness nor the accuracy of these explanations. The explanations given in this Report shall in no way act as a substitute for receiving personal tax advice. It is recommended that Minority GSW Shareholders consult their advisors on the tax implications of the Domination Agreement; only such advisors are in a position to adequately take the specific taxation circumstances of each respective Minority GSW Shareholder into account.

(ii)	Tax on a differential amount owed as a result of the guaranteed dividend in the case of Minority GSW Shareholders

The compensation payment to be paid pursuant to Section 4 of the Domination Agreement, amounting to the difference between the dividend paid out by GSW Immobilien AG and that guaranteed by Deutsche Wohnen AG (as calculated on the basis of the current Net Compensation Amount (cf. C.2.1.4(i)(e)), in the opinion of the Parties to the Agreement and in the case of the Minority GSW Shareholders concerned, is subject to the general rules of dividend taxation given below. Upon pay-out, the compensation payment is generally subject to 25% capital gains tax (plus a 5.5% solidarity surcharge, hence to 26.375% in total; plus in the case of natural persons, to church tax, if any).

(a)	Shares held as private assets

- Convenience Translation; in case of inconsistencies, the German original version prevails -

As income from investment of capital, compensation payments on shares held as personal assets are subject to income tax. A shareholder’s income tax liability is generally settled through the withholding tax on capital gains. In such cases, compensation payments no longer need to be declared in a shareholder’s annual tax return (flat tax).

Shareholders may request that their income from capital investments be subjected to progressive income tax rates, should this result in a lower tax burden for them. In such cases, the shareholder’s tax base is gross income minus a fixed saver’s allowance of EUR 801.00 (EUR 1,602.00 in the case of jointly invested spouses); the actual costs incurred in generating the income may not be deducted. The capital gains tax withheld is credited against the income tax levied on the basis of the tax assessment.

This likewise applies to the solidarity surcharge (and, in the case of natural persons, to church tax, if any).

(b)	Shares held as business assets

Where shares are held as business assets, taxation of compensation payments will depend on whether the shareholder is a corporation, a sole proprietor, or a business partnership (Mitunternehmerschaft). Capital gains tax withheld is not a final tax amount and is credited against the income tax or corporate income tax of the respective shareholder. To the extent that the capital gains tax exceeds the shareholder’s personal tax liability, any surplus is refunded to the shareholder. This likewise applies to the solidarity surcharge (and in the case of natural persons, also to church tax, if any).

•	Corporations

Compensation payments are subject in full to the 15% corporate income tax rate (plus a 5.5% solidarity surcharge, hence to 15.825% in total), given that, at the start of the calendar year, none of the Minority GSW Shareholders directly held 10% or more of the registered share capital of GSW Immobilien AG.

Compensation payments are moreover subject to the full trade tax applicable (depending on the tax rate corresponding to the local trade tax multiplier applied in the case of municipalities authorized to do so), given that, at the start of the tax assessment period, none of the Minority GSW Shareholders directly held 15% or more of the registered share capital of GSW Immobilien AG.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

•	Sole proprietors

In the case of a natural person (sole proprietor) who holds shares as business assets, the compensation payments are subject to income tax in Germany (plus solidarity surcharge and church tax, if any).

Tax is only liable on 60% of the compensation payment (partial-income method (Teileinkünfteverfahren)), however. 60% of expenses associated with the compensation payment may be taken into account for tax reduction purposes. A Minority GSW Shareholder is taxed according to their personal tax rate.

The compensation payments are additionally subject to trade tax if the shares form part of the business assets of a German commercial establishment, whereby the trade tax is credited against a Minority GSW Shareholder’s personal income tax liability at a fixed rate.

•	Business partnerships

In cases where the Minority GSW Shareholder is a business partnership, although the tax bases for income tax and corporate income tax are determined uniformly and separately at the business partnership level, income and corporate income tax liabilities only accrue at the level of the respective partner in the business partnership. Taxation is carried out as described above.

In the case of a business partnership, the compensation payments are additionally subject to trade tax, if the shares form part of the business assets of a German commercial establishment. Where the partners in a business partnership are natural persons, trade tax is credited against their personal income tax liability at a fixed rate.

(iii)	Taxation of settlement in shares in the case of Minority GSW Shareholders

In the case of Minority GSW Shareholders who wish to exit GSW Immobilien AG due to the conclusion of the Domination Agreement, Deutsche Wohnen AG agrees to acquire their shares in GSW in exchange for a commensurable settlement amounting to 7 shares in Deutsche Wohnen AG for every 3 shares in GSW. In the case of Minority GSW Shareholders, the transfer of GSW Shares to Deutsche Wohnen AG in exchange for shares in

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Deutsche Wohnen AG created by virtue of a capital increase fundamentally constitutes a sale of their shares in GSW for tax purposes.

A capital gain is realized, if, on the date on which they are booked into a safekeeping account, the value of the shares in Deutsche Wohnen AG received, minus any costs associated with the sale, exceeds their acquisition cost or book value declared for tax purposes in the case of the respective Minority GSW Shareholder for the shares concerned. If, on the date on which they are booked into a safekeeping account, the value of the shares acquired in Deutsche Wohnen AG, minus any costs associated with the sale, is lower than their acquisition cost or book value in the case of the respective Minority GSW Shareholder, then a capital loss has been incurred.

Both the determination for tax purposes of a capital gain and the crediting for tax purposes of a capital loss depends on whether the shares, prior to being transferred to Deutsche Wohnen AG belonged to the personal or business assets of the respective Minority GSW Shareholder.

(a)	Shares held as private assets

Unless treated as a tax-neutral exchange of shares (see below), capital gains are generally subject to a 25% capital gains withholding tax (plus a 5.5% solidarity surcharge, hence 26.375% in total; plus, in the case of natural persons, church tax, if any). Because the relevant income from investments consists of a non-cash payment, the Minority GSW Shareholder must provide the bank with the aforementioned tax deduction amounts.

As income from capital assets, gains on the sale of personally held assets are subject to income tax. A shareholder’s income tax liability is generally settled through the withholding tax on capital gains. In such cases, the capital gains need no longer be declared in a shareholder’s annual tax return (flat tax).

Losses on stock sales may only be netted against profits on stock sales, but not against income from capital assets, such as dividends and compensation payments nor against income from other sources (restrictions on netting of losses). Losses on stock sales may be carried forward to future tax assessment periods.

In the opinion of the Parties to the Agreement, the present case constitutes a tax-neutral exchange of shares for purposes of the flat-rate withholding tax, in such a way that the shares in Deutsche Wohnen AG replace the shares in GSW Immobilien AG for tax purposes. On the basis of this interpretation, no profit or loss is realized on the sale of the shares and only a fractional amount, to be settled by means of a

- Convenience Translation; in case of inconsistencies, the German original version prevails -

cash settlement, is taxable as income from investment of capital. That the German Federal Tax Authorities will share this interpretation is not certain, however.

Gains are not subject to flat-rate withholding tax, if the shareholder directly or indirectly held 1% or more of the equity in GSW Immobilien AG for the duration of the five years preceding the transfer. The partial-income method is applied here (see section C.2.4.3(iii)(b) below).

(b)	Shares held as business assets

Where shares are held as business assets, taxation will depend on whether the shareholder is a corporation, a sole proprietor, or a business partnership (Mitunternehmerschaft). Gains on the sale of equities held as business assets are generally not subject to capital gains withholding tax. Any withholding tax on capital gains is not a final tax amount and is credited against the respective shareholder’s income tax or corporate income tax, or refunded to the shareholder to the extent that it exceeds the tax liability. This likewise applies to the solidarity surcharge (and, in the case of natural persons, to church tax, if any).

•	Corporations

In the case of corporations, gains on the sale of stock are generally exempt from corporate income and trade taxes. However, 5% of the capital gains is treated as a non-deductible business expense and, as such, is subject to corporate income tax (plus solidarity surcharge) and to trade tax. Capital losses are not tax deductible.

•	Sole proprietors

In the case of a natural person (sole proprietor) who holds equities as business assets, 60% of the capital gains on the sale of stock are subject to income tax (plus solidarity surcharge and church tax, if any; so-called partial income method). Accordingly, where capital losses are concerned, only 60% may be credited for tax purposes. A Minority GSW Shareholder is taxed according to their personal tax rate.

60% of capital gains is additionally subject to trade tax if the shares form part of the business assets of a German commercial

- Convenience Translation; in case of inconsistencies, the German original version prevails -

establishment, whereby the trade tax is credited against a Minority shareholder’s personal income tax liability at a fixed rate.

•	Business partnerships

In cases where the Minority GSW Shareholder is a business partnership, although the tax bases for income tax and corporate income tax are determined uniformly and separately at the business partnership level, income and corporate income tax liabilities only accrue at the level of the respective partner in the business partnership. Taxation is carried out as described above.

In the case of business partnerships, capital gains and losses are additionally subject to trade tax if the shares are attributable to a domestic establishment of a commercial operation. The amount of the trade tax depends on the extent to which natural persons and corporations hold equity stakes in the business partnership.

3.	Nature and amount of compensation payment and settlement according to Sections 304 and 305 of the German Stock Corporation Act

3.1	Overview

According to Section 304 paragraph 1 sentence 2 of the German Stock Corporation Act, a Domination Agreement must include adequate compensation for minority shareholders by guaranteeing a specific share in annual net income. By way of a compensation payment of this nature, pursuant to Section 304 paragraph 1 sentence 2 and Section 304 paragraph 2 sentence 1 of the German Stock Corporation Act, in each case an annual payment must be guaranteed and assured, respectively, the amount of which equals the amount that presumably would be distributed as the average share of earnings accruing to a single share based on the company’s previous earnings and future earnings prospects, and taking into account appropriate depreciation and amortization charges along with impairments, but not including allocations to retained earnings.

Pursuant to Section 305 paragraph 1 of the German Stock Corporation Act, a Domination Agreement must furthermore include a commitment on the part of the controlling company to acquire a minority shareholder’s shares at the latter’s request in exchange for an adequate settlement as determined in said agreement. Pursuant to Section 305 paragraph 3 sentence 2 of the German Stock Corporation Act, this adequate settlement must reflect the controlled company’s economic situation existing at the time of the resolution of the general meeting of the controlled company concerning the aforementioned agreement, in the present instance on June 18, 2014. Accordingly,

- Convenience Translation; in case of inconsistencies, the German original version prevails -

the same also applies to the compensation according to Section 304 of the German Stock Corporation Act. According to the decision of the German Federal Constitutional Court of April 27, 1999 (file no. 1 BvR 1613/94), an existing stock exchange price may not be disregarded in determining the amount to be paid as settlement according to Section 305 of the German Stock Corporation Act. The stock exchange price represents the floor of the settlement to be paid to minority shareholders, unless, by way of exception, the stock exchange price does not reflect the fair market value of the stock.

The Domination Agreement between Deutsche Wohnen AG and GSW Immobilien AG provides for settlement in shares. According to Section 305 paragraph 3 sentence 1 of the German Stock Corporation Act, the settlement is deemed adequate if the shares are granted in the same proportion as shares of one company would have been granted per share in the other company in the case of a merger, whereby fractional amounts may be settled in cash.

The case-law cited above refers to the settlement not only in cash, but also in the form of shares in the controlling company and stresses the interests of the minority shareholders of the controlled company engaging in an equity exchange that warrant protection. Thus, in the valuation of the controlled company required for purposes of determining the exchange ratio, the stock exchange price of the shares likewise generally needs to serve as the floor in this valuation. At the same time, according to the case-law cited above, German constitutional law does not require that the stock exchange value of the controlling company is the upper limit of that company’s valuation.

By way of support in determining the compensation payment and the settlement, the Management Boards of the Parties to the Agreement commissioned the Valuation Expert to issue an expert opinion on the enterprise values of Deutsche Wohnen AG and GSW Immobilien AG as of the date of the next general meeting of GSW Immobilien AG, June 18, 2014, as well as on the adequate compensation payment according to Section 304 of the German Stock Corporation Act and the adequate settlement according to Section 305 of the German Stock Corporation Act. The Valuation Expert performed the necessary work to draft its Valuation Report between February 10, 2014 and April 23, 2014. The Valuation Expert submitted its Valuation Report regarding the enterprise values of Deutsche Wohnen AG and GSW Immobilien AG as of June 18, 2014, the adequate compensation payment (Section 304 of the German Stock Corporation Act) and adequate settlement (Section 305 of the German Stock Corporation Act) on April 23, 2014.

In its capacity as neutral expert as referred to in Standard 1 of the Institute of Public Auditors in Germany (IDW S1), the conclusions of the Valuation Expert in its Valuation Report were as follows: The enterprise value of Deutsche Wohnen AG according to IDW S1 determined using the German income approach as of June 18, 2014

- Convenience Translation; in case of inconsistencies, the German original version prevails -

amounts to around EUR 4,392.4 million, and that of GSW Immobilien AG at around EUR 1,989.4 million. This gives a value for each share in Deutsche Wohnen AG of EUR 15.35 and for each share of GSW Immobilien AG of EUR 35.10, which yields an arithmetical exchange ratio of shares in GSW Immobilien AG to those of Deutsche Wohnen AG of 1:2.29.

The Valuation Expert furthermore concluded that the relevant average stock exchange price per share in GSW Immobilien AG is EUR 29.54 and EUR 14.46 per share in Deutsche Wohnen AG. The above figures are based on the average stock exchange prices for GSW Immobilien AG and Deutsche Wohnen AG shares weighted according to sales figures and calculated by BaFin according to Section 31 paragraph 1 and paragraph 7 of the German Securities Acquisition and Takeover Act (WpÜG ) in connection with Section 5 of the WpÜG Offer Ordinance (WPÜG-Angebotsverordnung) for the three-month period immediately preceding the announcement made on March 7, 2014, of Deutsche Wohnen AG’s and GSW Immobilien AG’s intention to enter into a Domination Agreement. The resulting exchange ratio of GSW Immobilien AG shares to Deutsche Wohnen AG shares is 1 to 2.04 and is lower than the arithmetical exchange ratio determined by the Valuation Expert on the basis of the German income approach.

Consequently, based on the Valuation Report and after having been technically rounded up by the Management Boards of the Parties to the Agreement (for more on this, see below), the adequate settlement as referred to in Section 305 of the German Stock Corporation Act amounts to 7 shares in Deutsche Wohnen AG with a notional share of EUR 1.00 in the share capital for every 3 shares in GSW Immobilien AG.

The adequate annual fixed compensation payment in the form of a Guaranteed Dividend as referred to in Section 304 of the German Stock Corporation Act and derived from the enterprise value of GSW Immobilien AG according to the conclusions of the Valuation Expert and based on the corporate income tax rate including solidarity surcharge applicable at the time of signing of the Domination Agreement amounts to EUR 1.40 (Gross Compensation Amount EUR 1.66 before deduction of current corporate income tax and solidarity surcharge) per GSW Shares.

The complete text of the Valuation Report for the purpose of determining the adequate settlement (Section 305 of the German Stock Corporation Act) and the adequate compensation payment (Section 304 of the German Stock Corporation Act) dated April 23, 2014 is attached to this Report as Appendix 3 and therefore forms an integral part of this Report. The Management Boards of GSW Immobilien AG and Deutsche Wohnen AG fully adopt the statements of the Valuation Expert in the aforementioned Valuation Report in terms of their content and make them the object of this Report.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Based on their own assessments, the Management Boards of GSW Immobilien AG and Deutsche Wohnen AG consider a settlement as referred to in Section 305 of the German Stock Corporation Act of 7 shares in Deutsche Wohnen AG for every 3 shares in GSW Immobilien AG to be adequate. In order to create a technically simplified exchange ratio and to avoid the creation of Fractional Share Rights, the Management Boards of the Parties to the Agreement applied a factor of 1.018 to the value ratio determined by the Valuation Expert, rounding it up from 2.29 shares in Deutsche Wohnen AG for 1 GSW Shares to an exchange ratio of 2.33 shares in Deutsche Wohnen AG for 1 share in GSW Immobilien AG. The Management Boards of GSW Immobilien AG and Deutsche Wohnen AG furthermore consider a current compensation payment as referred to in Section 304 of the German Stock Corporation Act of EUR 1.40 (Gross Compensation Amount of EUR 1.66 before deduction of current corporate income tax and solidarity surcharge) per GSW Immobilien AG share to be adequate. The Management Boards of the Parties to the Agreement with support from the Valuation Expert adopted resolutions to this effect on the amount of the settlement and the nature and amount of the compensation payment on April 23, 2014. The resolutions were subject to the results of the audit of the Domination Agreement, and specifically the appropriateness of the annual compensation and the settlement by the Contract Auditor, whose Audit Report was submitted on April 25, 2014, and also subject to the respective approvals by the Supervisory Boards of the Parties to the Agreement, which were granted on April 28, 2014, taking into account the results of the Audit Report.

In the offer document concerning the takeover bid, Deutsche Wohnen AG offered 51 shares in Deutsche Wohnen AG in exchange for 20 GSW Immobilien AG shares. This translates to each GSW Shareholder receiving 2.55 shares in Deutsche Wohnen AG for each share in GSW Immobilien AG. This exchange offer ratio included a premium over the stock exchange price and, according to statements made by Deutsche Wohnen AG, was intended to make the Takeover Offer more attractive to GSW Shareholders. The premium reflected among other things the synergies anticipated from the combination of the two companies. Prices actually paid for shares in a company are generally key benchmarks in assessing the plausibility of the values of companies and shares. According to case-law of the German Federal Constitutional Court (BVerfG ruling of April 27, 1999 - file no. 1 BvR 1613/94), it is nevertheless acceptable from a constitutional law perspective for the controlling company not to take prices actually paid for shares in the controlled company into account. For example, the prices actually paid by the majority shareholder may diverge from the fair market value of the stock on account of inherent considerations concerning their final utility in terms of acquiring control. Anticipated synergies may be a factor in this context.

As is the case for this Report, the Valuation Report of the Valuation Expert along with the other legally required documents will be retrievable starting on the date of

- Convenience Translation; in case of inconsistencies, the German original version prevails -

the invitation to the general meeting of Deutsche Wohnen AG for which the approval decision concerning the Domination Agreement is scheduled on Deutsche Wohnen AG’s website at http://www.deutsche-wohnen.com (“Investor Relations” section > “General meetings > “Ordinary general meetings 2014”. In addition, the documents will be physically available at the offices of Deutsche Wohnen AG and also during its general meeting for perusal by the shareholders of Deutsche Wohnen AG. Regarding the details, we refer to the invitation to the general meeting of Deutsche Wohnen AG for which the approval decision concerning the domination agreement is scheduled. The aforementioned documents will likewise be retrievable from GSW Immobilien AG’s website under http://www.gsw.ag (General meeting” – “2014”) starting on the date of invitation to the general meeting of GSW Immobilien AG for which the approval decision concerning the Domination Agreement is scheduled. The documents will be physically available at the offices of GSW Immobilien AG and its general meeting for perusal by the shareholders of GSW Immobilien AG.

3.2	Calculation and definition of the amount of the commensurable compensation payment according to Section 304 of the German Stock Corporation Act

According to Section 4.1 of the Domination Agreement, Deutsche Wohnen AG guarantees minority shareholders of GSW Immobilien AG a fixed annual compensation payment in the form of a Guaranteed Dividend for the duration of the Domination Agreement starting in the financial year of GSW Immobilien AG in which the Domination Agreement enters into effect pursuant to its Section 6.2, which will be 2014 at the very earliest.

The Guaranteed Dividend equals currently EUR 1.40 (Gross Compensation Amount EUR 1.66 before deduction of current corporate income tax and solidarity surcharge) for each GSW Immobilien AG share. The Guaranteed Dividend was derived from the objectified enterprise value per GSW Share of EUR 35.10 and an annuity conversion factor (Verrentungssatz) of 3.98 % as determined by the Valuation Expert in the Valuation Report.

The reasons for the Parties to the Agreement agreeing to a fixed annual compensation payment were covered in section C.2.1.4(i)(d). In conformity with the case-law of the German Federal Supreme Court (BGH) (ruling of July 21 2003, file no. II ZB 17/01 - “Ytong”), the Parties to the Agreement have agreed on a Gross Compensation Amount. We refer to the explanations in section C.2.1.4(i)(e) in this context.

The Management Boards of the Parties to the Agreement have mutually agreed to set the nature and amount of the compensation payment based on the results in the Valuation Report of the Valuation Expert dated April 23, 2014, in which the Valuation Expert likewise calculated that the fixed annual compensation payment according to Section 304 of the German Stock Corporation Act presently amounts to

- Convenience Translation; in case of inconsistencies, the German original version prevails -

EUR 1.40 (Gross Compensation Amount EUR 1.66 before deduction of current corporate income tax and solidarity surcharge) for each share in GSW Immobilien AG. Taking into account the results of the Audit Report submitted on April 25, 2014, the Supervisory Boards of the Parties to the Agreement on April 28, 2014 each independently approved the nature and amount of the compensation payment as determined by the Management Boards of the Parties to the Agreement.

3.3	Calculation and definition of the amount of the commensurable settlement according to Section 305 of the German Stock Corporation Act

Pursuant to Section 5.1 of the Domination Agreement, any minority shareholder of GSW Immobilien AG wishing to accept the settlement offer shall receive 7 shares in Deutsche Wohnen AG for every 3 shares in GSW Immobilien AG.

The decisive reasons for agreeing on the type of settlement as being in shares are covered in section C.2.1.5(i).

The Management Boards of the Parties to the Agreement have mutually agreed to set the exchange ratio based on the conclusions of the Valuation Report of the Valuation Expert dated April 23, 2014. In order to create a technically simplified exchange ratio and to avoid the creation of Fractional Share Rights, they applied a factor of 1.018 in order to round up the value ratio determined by the Valuation Expert of 2.29 shares in Deutsche Wohnen AG for 1 share in GSW Immobilien AG to an exchange ratio of 2.33 shares in Deutsche Wohnen AG for 1 share in GSW Immobilien AG. Taking into account the results of the Audit Report submitted on April 25, 2015, the Supervisory Boards of the Parties to the Agreement on April 28, 2014 each independently approved the determination of the amount of the settlement by the Management Boards of the Parties to the Agreement.

In determining the exchange ratio, the Valuation Expert and the Parties to the Agreement took the stock exchange prices of GSW Immobilien AG and Deutsche Wohnen AG shares into account. Pursuant to case-law of the German Federal Constitutional Court of April 27, 1999 (file no. 1 BvR 1613/94) the stock exchange price generally represents the floor in determining the settlement amount to be offered to minority shareholders .

The German Federal Supreme Court most recently substantiated the guidelines of the German Federal Constitutional Court in its ruling of July 19, 2010 (file no. ZB II 18/09- “Stollwerck”). In this ruling the German Federal Supreme Court held among other things that the relevant stock exchange price is to be determined based on an average price weighted according to sales figures during the three-month reference period prior to the announcement of the relevant structural change.

The objectified enterprise value of Deutsche Wohnen AG determined by the Valuation Expert in its Valuation Report according to the German income approach in accordance

- Convenience Translation; in case of inconsistencies, the German original version prevails -

with IDW S1 as of June 18, 2014 amounts to around EUR 4,392.4 million, and the value of the 286,216,731 shares of Deutsche Wohnen AG is EUR 15.35 for each share of Deutsche Wohnen AG. The objectified enterprise value of GSW Immobilien AG determined according to the German income approach in accordance with IDW S1 as of June 18, 2014 amounts to around EUR 1.989.4 million, and the value of the 56,656,960 shares of GSW Immobilien AG is EUR 35.10 for each share of GSW Immobilien AG. This yields an arithmetic exchange ratio for the GSW Shares and Deutsche Wohnen AG shares of 1:2.29.

The volume-weighted average stock exchange prices for GSW Immobilien AG and Deutsche Wohnen AG shares calculated by BaFin according to Section 31 paragraph 1 and paragraph 7 of the German Securities Acquisition and Takeover Act (WpÜG) in connection with Section 5 of the WpÜG Offer Ordinance (WPÜG-Angebotsverordnung) for the three-month time period preceding the announcement made on March 7, 2014 of Deutsche Wohnen AG’s intention to draw up and conclude a domination agreement with GSW Immobilien AG were EUR 29.54 for GSW Immobilien AG shares and EUR 14.46 for Deutsche Wohnen AG shares. The market share price ratio of GSW Shares to Deutsche Wohnen AG shares is 1:2.04 and is lower than the arithmetical exchange ratio of 1:2.29 determined by the Valuation Expert on the basis of the German income approach.

The volume-weighted stock exchange price is not to be adjusted and projected as at the date of the general meeting. Pursuant to the Stollwerck decision of the BGH this would only be the case if between the public announcement of the relevant structural change and the date of the general meeting a longer time has elapsed and stock exchange price performances appear to call for an adjustment. In the present case neither an adjustment of the volume-weighted three-month stock exchange price of shares in Deutsche Wohnen AG, nor the volume-weighted three-month stock exchange price of shares in GSW Immobilien AG can be considered, because there was a period of less than four months between the announcement of the intention of Deutsche Wohnen AG and GSW Immobilien AG to enter into a Domination Agreement (March 7, 2014) and the dates of the general meetings of Deutsche Wohnen AG (June 11, 2014) and GSW Immobilien AG (June 18, 2014) at which a resolution would be made concerning the approval of the Domination Agreement. This does not constitute a longer time period as referred to in the Stollwerck decision.

3.4	Contract audit

Upon joint application by the Management Boards of GSW Immobilien AG and Deutsche Wohnen AG on March 12, 2014 the Regional Court of Berlin in its ruling of March 18, 2014 in accordance with section 293c paragraph 1 of the German Stock Corporation Act appointed Mazars GmbH Wirtschaftsprüfungsgesellschaft,

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Duesseldorf, as Contract Auditor within the meaning of section 293b paragraph 1 of the German Stock Corporation Act. For further details see section C.2.4.2(ii).

The Audit Report is available on the website of Deutsche Wohnen AG at http://www.deutsche.wohnen.com (“Investor Relations” > “General meetings” > “Ordinary general meeting 2014”) from the date of invitation to the general meeting of Deutsche Wohnen AG which is to resolve on the approval of the Domination Agreement. In addition, the Audit Report will also be physically available at the offices of Deutsche Wohnen AG and also during its general meeting for perusal by the shareholders of Deutsche Wohnen AG. Regarding the details, we refer to the invitation to the general meeting of Deutsche Wohnen AG for which the approval decision concerning the Domination Agreement is scheduled. The Audit Report will likewise be retrievable from GSW Immobilien AG’s website at http://www.gsw.ag (“General meeting” - “2014”) from the date of the invitation to the general meeting of GSW Immobilien AG resolving on the approval of the Domination Agreement. The Audit Report will be physically available at the offices of GSW Immobilien AG and during its general meeting for perusal by shareholders of GSW Immobilien AG.

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Berlin, April 30, 2014

Deutsche Wohnen AG

On behalf of the Management Board

Michael Zahn	Lars Wittan

(Chairman of the Management Board)	(Member of the Management Board)

GSW Immobilien AG

On behalf of the Management Board

Andreas Segal	Lars Wittan

(Member of the Management Board)	(Member of the Management Board)

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Appendices

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Appendix 1a: List of holdings of GSW Immobilien AG as of December 31, 2013 pursuant to Section 285 number 11 and number 11a of the German Commercial Code (HGB)

Company name and registered address	Equity in thou. EUR	Share in capital
Affiliated company, fully consolidated
GSW Grundvermögens- und Vertriebsgesellschaft mbH, Berlin[1]	90.256	100,0%
Facilita Berlin GmbH, Berlin	1.220	100,0%
GSW Gesellschaft für Stadterneuerung mbH, Berlin	290	100,0%
Stadtentwicklungsgesellschaft Buch mbH, Berlin	2.568	100,0%
Grundstücksgesellschaft Karower Damm mbH, Berlin[1]	189	100,0%
GSW Acquisition 3 GmbH, Berlin[1]	75.456	100,0%
GSW Immobilien Beteiligungs GmbH, Berlin	(412)	100,0%
Zweite GSW Verwaltungs- und Betriebsgesellschaft mbH, Berlin	26	100,0%
GSW Wohnwert GmbH, Berlin[1]	26	100,0%
GSW Corona GmbH, Berlin[1,4]	(11.517)	100,0%
GSW Corona GmbH, Berlin[1,4]	(10.849)	100,0%
Wohnanlage Leonberger Ring GmbH, Berlin[1,4]	(530)	100,0%
Zisa Grundstücksbeteiligungs GmbH & Co. KG, Berlin[1,4]	74	94,9%
GSW Immobilien GmbH & Co. Leonberger Ring KG, Berlin[1]	491	94,0%
GSW Verwaltungs- und Betriebsgesellschaft mbH & Co. Zweite Beteiligungs KG, Berlin[1]	(26.036)	93,4%
Affiliated companies non-consolidated
Zisa Verwaltungs GmbH, Berlin[2]	25	100,0%
GSW Berliner Asset Invest Verwaltungs GmbH, Berlin[2]	22	100,0%
GSW Berliner Asset Invest GmbH & Co. KG , Berlin[2]	6	100,0%
DCM GmbH & Co. KG Renditefonds 506 KG, Munich[3,6]	29	99,0%
DCM GmbH & Co. KG Renditefonds 507 KG, Munich[3,6]	277	99,0%
DCM GmbH & Co. KG Renditefonds 508 KG, Munich[3,6]	83	99,0%
DCM GmbH & Co. KG Renditefonds 510 KG, Munich[3,6]	270	99,0%
Joint ventures, non-consolidated
SIWOGE 1992 Siedlungsplanung und Wohnbauten Gesellschaft mbH, Berlin[2,5]	4.517	50,0%
Stadtentwicklungsgesellschaft Eldenaer Straße mbH i.L., Berlin[2]	255	50,0%
GSZ Gebäudeservice und Sicherheitszentrale GmbH, Berlin[2,5]	161	33,3%

A 1a-1

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Company name and registered address	Equity in thou. EUR	Share in capital
Associated companies, non-consolidated
Zisa Beteiligungs GmbH, Berlin[2,5]	9	49,0%
GSW-Fonds Weinmeisterhornweg 170–178 GbR, Berlin[2]	(7.543)	49,9%

Explanations:

(1)	Application of exemption provisions pursuant to Section 264 paragraph 3 German Commercial Code and/or Section 264b German Commercial Code
(2)	Not consolidated due to insignificance and reported as equity investment
(3)	No consolidation, since articles of incorporation preclude the possibility of control
(4)

The proportional indirect ownership of shares amounts to 99.7 % in the case of GSW Corona GmbH, 99.7 % for GSW Pegasus GmbH, 99.6 % for Wohnanlage Leonberger Ring GmbH, and 97.4 % for Zisa Grundstücksbeteiligung GmbH & Co. KG.

(5)	2012 figures
(6)	2011 figures

A 1a-2

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Appendix 1b: List of holdings of Deutsche Wohnen AG as of December 31, 2013 pursuant to Section 285 number 11 and number 11a of the German Commercial Code (HGB)

Company name and registered address	Equity in thou. EUR	Stake
AGG Auguste-Viktoria-Allee Grundstücks GmbH, Berlin	25,0	100,00%	[1,2]
Algarobo Holding B.V., Baarn, Netherlands	9.484,5	100,00%	[1,2]
Aufbau-Gesellschaft der GEHAG mbH, Berlin	3.438,9	100,00%	[1,2]
AVUS Immobilien Treuhand GmbH & Co. KG, Berlin	428,6	100,00%	[2]
BauBeCon Assets GmbH, Berlin	27.676,2	100,00%	[1,2]
BauBeCon BIO GmbH, Berlin	8.626,5	100,00%	[1,2]
BauBeCon Immobilien GmbH, Berlin	336.923,9	100,00%	[1,2]
BauBeCon Wohnwert GmbH, Berlin	26.710,2	100,00%	[1,2]
DB Immobilienfonds 14 Rhein-Pfalz Wohnen GmbH & Co. KG, Eschborn	29.355,5	89,52%	[1,2]
DCM GmbH & Co. Renditefonds 506 KG, Munich	29,0	99,00%	[2]
DCM GmbH & Co. Renditefonds 507 KG, Munich	277,0	99,00%	[2]
DCM GmbH & Co. Renditefonds 508 KG, Munich	83,0	99,00%	[2]
DCM GmbH & Co. Renditefonds 510 KG, Munich	270,0	99,00%	[2]
Deutsche Wohnen Asset Immobilien GmbH, Frankfurt am Main	25,0	100,00%	[1,2]
Deutsche Wohnen Beteiligungen Immobilien GmbH, Frankfurt am Main	1.025,0	100,00%	[1,2]
Deutsche Wohnen Beteiligungsverwaltungs GmbH & Co. KG, Berlin	20,0	100,00%	[1,2]
Deutsche Wohnen Construction and Facilities GmbH, Berlin (previously: Deutsche Wohnen Service Braunschweig GmbH, Berlin)	99,4	100,00%	[1]
Deutsche Wohnen Corporate Real Estate GmbH, Berlin	25,0	100,00%	[1,4]
Deutsche Wohnen Direkt Immobilien GmbH, Frankfurt am Main	424.892,1	100,00%	[1,2]
Deutsche Wohnen Dresden I GmbH, Berlin (previously: arsago wohnen XIII GmbH, Pöcking)	3.149,3	100,00%	[1,2]
Deutsche Wohnen Dresden II GmbH, Berlin (previously: arsago wohnen XIII GmbH, Pöcking)	1.734,5	100,00%	[1,2]
Deutsche Wohnen Energy GmbH, Berlin (previously: Kristensen Energy GmbH, Berlin)	-9,9	100,00%	[1,2]
Deutsche Wohnen Fondsbeteiligungs GmbH, Berlin	25,0	100,00%	[1,4]
Deutsche Wohnen Immobilien Management GmbH, Berlin (formerly Deutsche Wohnen Service GmbH, Berlin)	432,0	100,00%	[1]
Deutsche Wohnen Management GmbH, Berlin	25,0	100,00%	[1,4]
Deutsche Wohnen Management- und Servicegesellschaft mbH, Frankfurt am Main	25,6	100,00%	[1,4]
Deutsche Wohnen Reisholz GmbH, Berlin	3.318,7	100,00%	[1,2,4]
Deutsche Wohnen Service Hannover GmbH, Berlin	76,3	100,00%	[1,2]
Deutsche Wohnen Service Magdeburg GmbH, Berlin	336,8	100,00%	[1,2]
Deutsche Wohnen Service Merseburg GmbH, Merseburg (previously: Kristensen Service GmbH, Merseburg)	102,7	100,00%	[1,2]
Deutsche Wohnen Zweite Fondsbeteiligungs GmbH, Berlin	25,2	100,00%	[1,4]
Dritte V - B - S Verwaltungs-, Besitz- und Servicegesellschaft mbH, Berlin	883,1	100,00%	[1,2]

A 1b-1

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Company name and registered address	Equity in thou. EUR	Stake
DWRE Alpha GmbH, Berlin (formerly Kristensen Real Estate Alpha GmbH, Berlin)	327,0	100,00%	[1,2]
DWRE Braunschweig GmbH, Berlin (previously: Kristensen Real Estate Braunschweig GmbH, Berlin)	16.325,2	100,00%	[1,2]
DWRE Dresden GmbH, Berlin (previously: Kristensen Real Estate Dresden GmbH, Berlin)	-85,3	100,00%	[1,2]
DWRE Erfurt GmbH, Berlin (previously: Kristensen Real Estate Erfurt GmbH, Berlin)	880,2	100,00%	[1,2]
DWRE Halle GmbH, Berlin (previously: Kristensen Real Estate Halle GmbH, Berlin)	25,0	100,00%	[1,2]
DWRE Hennigsdorf GmbH, Berlin (previously: Kristensen Real Estate Hennigsdorf GmbH, Berlin)	1.085,3	100,00%	[1,2]
DWRE Leipzig GmbH, Berlin (previously: Kristensen Real Estate Leipzig GmbH, Berlin)	-73,8	100,00%	[1,2]
DWRE Merseburg GmbH, Berlin (previously: Kristensen Real Estate Merseburg GmbH, Berlin)	1.068,4	100,00%	[1,2]
Eisenbahn-Siedlungs-Gesellschaft Berlin mbH, Berlin	11.889,8	94,90%	[1,2]
Erste V - B - S Verwaltungs-, Besitz- und Servicegesellschaft mbH, Berlin	459,8	100,00%	[1,2]
Facilita Berlin GmbH, Berlin	1.220,0	100,00%	[1,2]
Fortimo GmbH, Berlin	6.127,2	100,00%	[1,2]
G+D Gesellschaft für Energiemanagement mbH, Magdeburg	991,2	49,00%	[2]
GbR Fernheizung Gropiusstadt, Berlin	542,6	45,59%	[2]
Gehag Acquisition Co. GmbH, Berlin	429.347,7	100,00%	1,2,
GEHAG Beteiligungs GmbH & Co. KG, Berlin	21.912,1	100,00%	[1,2]
GEHAG Dritte Beteiligungs GmbH, Berlin	378,8	100,00%	[1,2]
GEHAG Erste Beteiligungs GmbH, Berlin	45,0	100,00%	[1,2]
GEHAG Erwerbs GmbH & Co. KG, Berlin	20.404,7	99,99%	[1,2]
GEHAG GmbH, Berlin	1.023.730,8	100,00%	[1,2]
GEHAG Vierte Beteiligung SE, Berlin (previously: GEHAG Vierte Beteiligung SE, Amsterdam, Netherlands)	17.893,4	100,00%	[1,2]
GEHAG Zweite Beteiligungs GmbH, Berlin	4.485,8	100,00%	[1,2]
GIM Immobilien Management GmbH, Berlin (previously: GEHAG Immobilien Management GmbH, Berlin)	98,5	100,00%	[1,2]
GGR Wohnparks Alte Hellersdorfer Straße GmbH, Berlin	5.451,9	100,00%	[1,2]
GGR Wohnparks Kastanienallee GmbH, Berlin	19.601,9	100,00%	[1,2]
GGR Wohnparks Nord Leipziger Tor GmbH, Berlin	6.680,3	100,00%	[1,2]
GGR Wohnparks Süd Leipziger Tor GmbH, Berlin	3.390,2	100,00%	[1,2]
Grundstücksgesellschaft Karower Damm mbH, Berlin	189,0	100,00%	[1,2]
GSW Akquisition 3 GmbH, Berlin	75.456,0	100,00%	[1,2]
GSW Berliner Asset Invest GmbH & Co. KG, Berlin	6,0	100,00%	[2]
GSW Berliner Asset Invest Verwaltungs GmbH, Berlin	22,0	100,00%	[2]
GSW Corona GmbH, Berlin	-11.517,0	100,00%	[1,2]
GSW Fonds Weinmeisterhornweg 170-178 GbR, Berlin	-7.543,0	49,95%	[2]
GSW Gesellschaft für Stadterneuerung mbH, Berlin	290,0	100,00%	[1,2]
GSW Grundvermögens- und Vertriebsgesellschaft mbH, Berlin	90.256,0	100,00%	[1,2]
GSW Immobilien AG, Berlin	1.108.964,3	92,02%	[1]
GSW Immobilien Beteiligungs GmbH, Berlin	-412,0	100,00%	[1,2]
GSW Immobilien GmbH & Co. Leonberger Ring KG, Berlin	491,0	94,00%	[1,2]
GSW Pegasus GmbH, Berlin	-10.849,0	100,00%	[1,2]

A 1b-2

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Company name and registered address	Equity in thou. EUR	Stake
GSW Verwaltungs- und Betriebsgesellschaft mbH & Co. Zweite Beteiligungs KG, Berlin	-26.036,0	93,44%	[1,2]
GSW Wohnwert GmbH, Berlin (previously: Wohnwert-Versicherungs Agentur GmbH, Berlin)	26,0	100,00%	[1,2]
GSZ Gebäudeservice und Sicherheitszentrale GmbH, Berlin	161,0	33,30%	[2]
Hamnes Investments B.V., Baarn, Niederlande	7.157,4	100,00%	[1,2]
Haus und Heim Wohnungsbau-GmbH, Berlin	2.798,7	100,00%	[1,2]
HESIONE Vermögensverwaltungsgesellschaft mbH, Frankfurt am Main	54,7	100,00%	[1,2]
Holzmindener Straße/Tempelhofer Weg Grundstücks GmbH, Berlin	25,0	100,00%	[1,2]
Intermetro B.V., Baarn, Netherlands	7.643,1	100,00%	[1,2]
KATHARINENHOF Seniorenwohn- und Pflegeanlage Betriebs- GmbH, Berlin	1.950,0	100,00%	[1,2]
KATHARINENHOF Service GmbH, Berlin	25,0	100,00%	[1,2]
Larry Berlin I S.à r.l., Luxembourg	2.268,6	94,80%	[1,2]
Larry Berlin II S.à r.l., Luxembourg	5.634,9	94,80%	[1,2]
Larry Berlin Lichtenberg S.à r.l., Luxembourg	7.563,8	94,80%	[1,2]
Larry Condo Holdco S.à r.l., Luxembourg	4.341,0	94,80%	[1,2]
Larry Condo S.à r.l., Luxembourg	8.864,8	94,80%	[1,2]
Larry I Targetco (Berlin) GmbH, Berlin	77.048,5	100,00%	[1]
Larry II Berlin Hellersdorf S.à r.l., Luxembourg	6.509,3	94,80%	[1,2]
Larry II Berlin Marzahn S.à r.l., Luxembourg	11.647,3	94,80%	[1,2]
Larry II Greater Berlin S.à r.l., Luxembourg	5.928,9	94,80%	[1,2]
Larry II Potsdam S.à r.l., Luxembourg	2.967,4	94,80%	[1,2]
Larry II Targetco (Berlin) GmbH, Berlin	70.869,5	100,00%	[1]
LebensWerk GmbH, Berlin	2.138,6	100,00%	[1,2]
Main-Taunus Wohnen GmbH & Co. KG, Eschborn	11.414,3	99,99%	[1,3]
Marienfelder Allee 212-220 Grundstücksgesellschaft b.R., Berlin	7.365,4	94,00%	[1,2]
Rhein-Main Wohnen GmbH, Frankfurt am Main	523.189,2	100,00%	[1,2]
Rhein-Mosel Wohnen GmbH, Mainz	168.730,2	100,00%	[1,2]
Rhein-Pfalz Wohnen GmbH, Mainz	182.074,6	100,00%	[1]
RMW Projekt GmbH, Frankfurt am Main	16.238,3	100,00%	[1,2]
Seniorenresidenz „Am Lunapark“ GmbH, Leipzig	950,2	100,00%	[1,2]
SGG Scharnweberstraße Grundstücks GmbH, Berlin	25,0	100,00%	[1,2]
SIWOGE 1992 Siedlungsplanung und Wohnbauten Gesellschaft mbH, Berlin	4.517,0	50,00%	[2]
Sophienstraße Aachen Vermögensverwaltungsgesellschaft mbH, Berlin	2.193,0	100,00%	[1,2]
Stadtentwicklungsgesellschaft Buch mbH, Berlin	2.568,0	100,00%	[1,2]
Stadtentwicklungsgesellschaft Eldenaer Straße mbH i.L., Berlin	255,2	100,00%	[2]
Vierte V-B-S Verwaltungs-, Besitz- und Servicegesellschaft mbH, Berlin	-276,0	100,00%	[1,2]
Wohnanlage Leonberger Ring GmbH, Berlin	-530,0	100,00%	[1,2]
Wohn- und Pflegewelt Lahnblick GmbH, Bad Ems	427,0	100,00%	[1,2]
Zisa Beteiligungs GmbH, Berlin	9,0	49,00%	[2]
Zisa Grundstücksbeteiligung GmbH & Co. KG, Berlin	74,0	94,90%	[1,2]
Zisa Verwaltungs GmbH, Berlin	25,0	100,00%	[2]
Zweite GSW Verwaltungs- und Betriebsgesellschaft mbH, Berlin	26,0	100,00%	[1,2]

Explanations:

A 1b-3

- Convenience Translation; in case of inconsistencies, the German original version prevails -

(1)	fully consolidated
(2)	direct equity investment
(3)	direct and indirect equity investment
(4)	exemption pursuant to Section 264 paragraph 3 German Commercial Code In addition, Deutsche Wohnen AG is directly invested in a consortium.

A 1b-4

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Appendix 2: Domination Agreement between Deutsche Wohnen AG and GSW Immobilien AG dated April 30, 2014

Domination Agreement

Between

Deutsche Wohnen AG, Frankfurt am Main, registered with the commercial register of the local court of Frankfurt am Main under docket number HRB 42388

– “Deutsche Wohnen” in the following –

and

GSW Immobilien AG, Berlin, registered with the commercial register of the local court of Charlottenburg under docket number HRB 125788

– “GSW” in the following –

A2-1

- Convenience Translation; in case of inconsistencies, the German original version prevails -

§ 1 Management Control and Instruction

(1)

GSW assigns the management control (Leitung) of its company to Deutsche Wohnen. Deutsche Wohnen is accordingly entitled to issue instructions (Weisungen) which are binding on the Management Board of GSW, both generally and with regard to individual cases. Deutsche Wohnen will exercise its right to issue instructions through its Management Board or (as far as legally permissible) through persons given explicit power of attorney by the Management Board, specifying the extent and duration of this authority.

(2)

No instruction may be given to maintain, amend or terminate the present agreement. Instructions must be in writing (Section 126 b German Civil Code (BGB)). In urgent cases instructions may also be given orally, but must be confirmed by Deutsche Wohnen in writing (Section 126 b German Civil Code (BGB)) without delay.

(3)	The Management Board of GSW is required to comply with the instructions of Deutsche Wohnen.

§ 2 Right to Information

Deutsche Wohnen is entitled to inspect the books and records of GSW at any time. The Management Board of GSW is required to supply Deutsche Wohnen at any time with all requested information on all matters relating to GSW. Notwithstanding the rights agreed above, GSW is required to keep Deutsche Wohnen continuously informed of the business development, and specifically of material transactions.

§ 3 Assumption of Losses

(1)	An assumption of any losses (Verlustübernahme) by Deutsche Wohnen is agreed pursuant to the provisions of Section 302 German Stock Corporation Act (AktG), as amended from time to time.

(2)	The obligation to assume losses applies for the first time to the entire financial year in which this agreement becomes effective pursuant to Section 6(2).

(3)

In event that this agreement is ended during a financial year, and specifically in the event of termination for good cause (wichtiger Grund), Deutsche Wohnen is required to assume a prorated loss by GSW as shown in the balance sheet to be drawn up for the date of termination.

§ 4 Compensation

(1)	Deutsche Wohnen guarantees the minority shareholders of GSW for the duration of this agreement a fixed annual payment in the form of a Guaranteed Dividend (“Guaranteed

A2-2

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Dividend”), payable for the first time for the financial year in which the agreement becomes effective pursuant to Section 6(2). If this agreement ends during a financial year of GSW or GSW declares a short financial year during the period in which the obligation to assume losses pursuant to Section 3(1) of this agreement is effective, the Guaranteed Dividend is reduced pro rata temporis. To the extent the dividend paid by GSW for a financial year (including any part payments) for each no-par share of GSW is less than the Guaranteed Dividend, Deutsche Wohnen will pay each minority shareholder of GSW the difference for each no-par share. The due date for any payment of the difference is based on the statutory provisions.

(2)

The Guaranteed Dividend for each GSW financial year and each bearer GSW share representing a notional value of EUR 1.00 of the share capital shall be a gross sum of EUR 1.66 (“Gross Compensation Amount”) less any corporate income tax and solidarity surcharge at the prevailing rate for the relevant financial year (“Net Compensation Amount”). In the circumstances at the time of signature of this agreement, the Gross Compensation Amount is subject to 15 % corporate income tax plus 5.5 % solidarity surcharge, or EUR 0.26 for each no-par share of GSW. This results under the circumstances at the time of signature of this agreement in a Guaranteed Dividend of EUR 1.40 for each no-par share of GSW for an entire financial year of GSW. For the sake of clarity it is agreed that any withholding tax (such as capital gains tax) shall be withheld from the Net Compensation Amount to the extent required by statute.

(3)	In the event of capital measures by Deutsche Wohnen or GSW, the Guaranteed Dividend will be adjusted, if required by statute.

(4)

If proceedings are initiated pursuant to Section 1 number 1 German Act on Appraisal Proceedings (SpruchG) and the court legally binding adjudicates a higher Guaranteed Dividend than agreed in this agreement, the minority shareholders are entitled, even if they have already received compensation in the interim pursuant to Section 5, to demand a corresponding payment in addition to the payments already received by them on the basis of the Guaranteed Dividend. Similarly, all other minority shareholders will be treated in the same way if Deutsche Wohnen commits to a higher Guaranteed Dividend for a GSW shareholder in a settlement to avoid or end proceedings pursuant to Section 1 number 1 German Act on Appraisal Proceedings (SpruchG).

§ 5 Settlement

(1)

Deutsche Wohnen undertakes on request by a minority shareholder of GSW to acquire the shareholder’s shares in exchange for bearer shares in Deutsche Wohnen representing a notional value of EUR 1.00 each in the share capital in the ratio of 7 shares of Deutsche Wohnen for 3 shares of GSW (“Exchange Ratio”). The exchange does not include dividend coupons and renewal talons not yet called. In the event that shareholders of GSW exchange their GSW shares for shares of Deutsche Wohnen before receiving a dividend and/or payment under the Guaranteed Dividend for the financial

A2-3

- Convenience Translation; in case of inconsistencies, the German original version prevails -

year 2014 or subsequent financial years they shall as far as practically and legally possible be granted shares in Deutsche Wohnen that participate in profit from the start of the last financial year that ended before they were created. In the event that shareholders of GSW exchange their GSW shares for shares of Deutsche Wohnen after receiving a dividend and/or payment under the Guaranteed Dividend for the financial year 2014 or subsequent financial years or where it is not practically or legally possible to grant shares with that participation in profit as described in the previous sentence they shall be granted Deutsche Wohnen shares that participate in profit from the start of the financial year in which they are created.

(2)

Compensation for fractional rights to shares of Deutsche Wohnen (“Fractional Share Rights”) is in cash. For the purposes of compensation in cash, the Fractional Share Rights due to individual shareholders are pooled into full shares for all shares issued at a given date, and the resulting shares of Deutsche Wohnen are sold on the stock exchange by the settlement agent; the holders of fractional share rights receive a compensation in cash in the amount of the share in the proceeds corresponding to their Fractional Share Rights. To the extent Fractional Share Rights are left over after pooling, a cash compensation will be made equaling the prorated closing price of Deutsche Wohnen AG stock in Xetra trading (or a corresponding successor system) in Frankfurt am Main on the day before such cash is credited by the settlement agent.

(3)

The obligation of Deutsche Wohnen to acquire the shares is for a limited period of time. The time limitation period ends two months after the date on which the entry of the existence of this agreement in the commercial register of the seat of GSW is deemed to have been made known in accordance with Section 10 German Commercial Code. This time limitation period is deemed to have been observed if written declaration of acceptance is received on time by Deutsche Wohnen. This does not prejudice the minority shareholders’ rights under Section 305 paragraph 4 sentence 3 German Stock Corporation Act (AktG).

(4)	In the event of capital measures by Deutsche Wohnen or GSW before expiration of the time limitation period specified in Section 5(3), the Exchange Ratio will be adjusted if required by statute.

(5)

If proceedings are initiated pursuant to German Act on Appraisal Proceedings (SpruchG) and the court adjudicates a higher settlement, shareholders who have already received settlement can also require a corresponding supplement to the settlement already received. Similarly, all other minority shareholders of GSW will be treated in the same way by adjusting the Exchange Ratio or an additional cash payment if Deutsche Wohnen commits to a higher settlement for a shareholder of GSW in a settlement to avoid or end proceedings pursuant to Section 1 number 1 German Act on Appraisal Proceedings (SpruchG).

(6)	The transfer of shares of GSW in exchange for the shares of Deutsche Wohnen to be granted is without charge to minority shareholders of GSW, provided that they have a

A2-4

- Convenience Translation; in case of inconsistencies, the German original version prevails -

domestic securities deposit account.

§ 6 Effectiveness

(1)	This agreement requires approval by the general meetings of GSW and Deutsche Wohnen.

(2)

The agreement becomes effective on entry in the commercial register of the seat of GSW and (with the exception of the management and instruction right pursuant to Section 1) applies retroactively from the start of the financial year of GSW in which it becomes effective through entry in the commercial register of the seat of GSW.

§ 7 Term of Agreement, Termination

(1)

This agreement is entered into for an indefinite period of time. This agreement can be ordinarily terminated with notice of three months to the end of a financial year of GSW. Any notice of termination must be in writing.

(2)	This does not affect the right of termination for good cause (wichtiger Grund) without notice. Good cause is in particular

a)

any event as a result of which Deutsche Wohnen no longer directly holds the majority of the voting rights arising from the shares of GSW or it has undertaken in an agreement to transfer shares of GSW to a third party with the result that upon the planned execution of the agreement or the conditional execution of the agreement contingent upon the discharge of external conditions it no longer directly holds the majority of the voting rights arising from the shares of GSW;

b)

conclusion of a combined domination and profit and loss transfer agreement or isolated profit and loss transfer agreement between the parties or between GSW and a controlled company of Deutsche Wohnen (excluding GSW and companies affiliated with GSW);

c)	any changes in tax legislation or case law affecting the existence or absence of a fiscal union between the two parties to this agreement; or

d)	the transformation of GSW or Deutsche Wohnen, particularly as a result of a carve-out, merger or change of the legal form.

(3)	In the event of termination for good cause (wichtiger Grund) without notice, this Agreement lapses at the end of the date stated in the notice of termination provided

A2-5

- Convenience Translation; in case of inconsistencies, the German original version prevails -

that this is no earlier than the day on which notice of termination is served.

(4)	If the agreement ends, Deutsche Wohnen must furnish security to creditors of GSW pursuant to Section 303 German Stock Corporation Act (AktG).

§ 8 Final provisions

(1)

Amendments and supplements to this Agreement must be in writing to be effective. This specifically also applies to this clause requiring written form. The provisions of Section 295 German Stock Corporation Act (AktG) apply.

(2)

If a provision of this agreement is or becomes invalid or infeasible or if there is a gap in the agreement, this does not affect the validity of the other provisions of the agreement. The parties shall agree an appropriate provision in place of the invalid or infeasible provision which comes as close as legally possible to what the parties intended or would have intended for the purpose of the agreement. The parties declare explicitly that the present agreement is not intended to form a legal unity (Section 139 German Civil Code (BGB)) with agreements concluded between the parties in the past or which may be concluded between the parties in the future.

(3)	Berlin is the place of performance for reciprocal obligations and sole venue.

A2-6

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Berlin as of April 30, 2014

Deutsche Wohnen AG

For the Management Board

Michael Zahn	Lars Wittan

(Chairman of the Management Board)	(Member of the Management Board)

GSW Immobilien AG

For the Management Board

Michael Zahn	Andreas Segal

(Chairman of the Management Board)	(Member of the Management Board)

A2-7

- Convenience Translation; in case of inconsistencies, the German original version prevails -

Appendix 3: Jointly commissioned expert opinion of Warth & Klein Grant Thornton AG, auditors, on the enterprise values of Deutsche Wohnen AG and GSW Immobilien AG

A3-1

NON-BINDING ENGLISH TRANSLATION

EXPERT REPORT

on the Determination of the Discounted earnings values of

GSW Immobilien AG,

Berlin,

and

Deutsche Wohnen AG,

Frankfurt am Main,

as of 18 June 2014

as the basis for the determination of the reasonable settlement pursuant to § 305 AktG as well as the compensation under § 304 AktG in connection with the indented Domination Agreement between the two companies

This English version of our Expert Report is only the translation of the German Expert Report „Gutachtliche Stellungnahme zur Ermittlung der Unternehmens-werte der GSW Immobilien AG, Berlin, und der Deutsche Wohnen AG, Frankfurt am Main, zum 18. Juni 2014 als Grundlage zur Bestimmung der angemessenen Abfindung gemäß § 305 AktG sowie des angemessenen Ausgleichs gemäß § 304 AktG im Rahmen des beabsichtigten Beherrschungsvertrags zwischen beiden Gesellschaften”. In the case of doubt, only the German version is valid.

					Seite
A.	MANDATE AND CONDUCT OF THE MANDATE				1

B.	SUBJECTS OF THE VALUATION				5

	I.	GSW Immobilien AG			5

		1.	Legal situation		5

		2.	Economic situation		6

			a)	Subject of the business activity	6

			b)	Earnings and financial situation	7

		3.	Tax situation		10

	II.	Deutsche Wohnen AG			11

		1.	Legal situation		11

		2.	Economic situation		13

			a)	Subject of the business activity	13

			b)	Earnings and financial situation	15

		3.	Tax situation		18

C.	MARKET AND COMPETITION				21

D.	VALUATION METHODOLOGY				26

	I.	General valuation principles			26

		1.	Discounted earnings value and Discounted Cash Flow		26

		2.	Net Asset Value		27

		3.	Liquidation value and substance value		28

		4.	Comparison oriented value		28

		5.	Stock exchange price		29

	II.	Specific methodological approach			30

		1.	Determination of the Discounted earnings value on the basis of the Discounted Earnings Method		30

		2.	Valuation date		31

		3.	Operational planning		31

		4.	Determination of the Capitalisation Interest Rate		32

			a)	Risk free rate	33

- I -

					Seite
			b)	Risk premium	34

			c)	Deduction for growth	40

E.	VALUATION OF GSW				43

	I.	Determination of the earnings to be capitalised			43

		1.	Analysis of the results in the past		43

		2.	Operational planning of GSW		44

		3.	Synergies		55

		4.	Financial result and taxes		57

		5.	Sustainable earnings		59

		6.	Earnings to be capitalised		62

	II.	Discounted earnings value of the operational business			64

	III.	Special values			64

	IV.	Discounted earnings value and value per share			66

F.	VALUATION OF DEUTSCHE WOHNEN				67

	I.	Determination of the earnings to be capitalised			67

		1.	Analysis of the results in the past		67

		2.	Operational planning of Deutsche Wohnen		68

		3.	Synergies		81

		4.	Financial result and taxes		81

		5.	Sustainable earnings		83

		6.	Earnings to be capitalised		86

	II.	Discounted earnings value of the operational business			88

	III.	Special values			88

	IV.	Discounted earnings value and value per share			90

G.	REASONABLENESS OF THE DETERMINED DISCOUNTED EARNINGS VALUES				91

	I.	Multipliers			91

	II.	Net Asset Value			92

	III.	Voluntary public takeover offer and corresponding terms			93

- II -

				Seite
	IV.	Stock exchange price		94

H.	DETERMINATION OF SETTLEMENT AND COMPENSATION			98

	I.	Settlement		98

	II.	Compensation		98

		1.	Determination of the average share in the profit	99

		2.	Consideration of corporate income tax according to the case law of the BGH	99

I.	FINAL COMMENT			101

- III -

List  of  Annexes

Annex 1	Plan-Profit and Loss Statement and determination of the discounted earnings value of GSW for the detailed planning period from 2014 until 2016, for the extended planning period from 2017 until 2063 and for the years 2064 et seq.

Annex 2	Plan-Profit and Loss Statement and determination of the discounted earnings value of Deutsche Wohnen for the detailed planning period from 2014 until 2016, for the extended planning period from 2017 until 2063 and for the years 2064 et seq.

Annex 3	General Terms and Conditions of Engagement for Accountants and Accounting Firms in the version dated 01 January 2002

- IV -

List  of  Abbreviations

AG	German Stock Corporation [Aktiengesellschaft]
AktG	German Stock Corporations Act [Aktiengesetz]
Art.	Article
BaFin	Federal Financial Supervisory Authority [Bundesanstalt für Finanzdienstleistungsaufsicht]
BB	Betriebs Berater (professional magazine)
BBSR	Federal Institute for Research on Building, Urban Affairs and Spatial Development [Bundesinstitut für Bau-, Stadt- und Raumforschung]
BCA	Business Combination Agreement
BGH	Federal Supreme Court of Justice [Bundesgerichtshof]
BMVBS	Federal Ministry of Transport, Building and Urban Development [Bundesministerium für Verkehr, Bau und Stadtentwicklung]
BVerfG	German Constitutional Court [Bundesverfassungsgericht]
BvR	Register number at the German Constitutional Court
CAGR	Compound Annual Growth Rate
CAPM	Capital Asset Pricing Model
DCF	Discounted Cash Flow
Deutsche Wohnen	Deutsche Wohnen AG
DG HYP	Deutsche Genossenschafts-Hypothekenbank Aktiengesellschaft
DIW	German Institute for Economic Research [DIW Berlin – Deutsches Institut für Wirtschaftsforschung e.V.]
e.g.	example given
e.V.	Registered association [eingetragener Verein]
EBIT	Earnings before Interest and Taxes
EBITDA	Earnings before Interest and Taxes, Depreciation and Amortisation
EBT	Earnings before Taxes
EPRA	European Public Real Estate Association
EStG	German Income Tax Act [Einkommensteuergesetz]
et seq.	et sequens
EU	European Union
EUR	Euro
EY	Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft
Facilita	FACILITA Berlin GmbH
FAUB	Special Committee for Enterprise Valuation and Business Management at the IDW [Fachausschuss für Unternehmensbewertung und Betriebswirtschaft]
FFO	Funds from Operations
GbR	German company constituted under civil law [Gesellschaft bürgerlichen Rechts]
GewStG	German Trade Tax Act [Gewerbesteuergesetz]

- V -

List  of  Abbreviations

GG	German Constitution [Grundgesetz]
GmbH	German company with limited liability [Gesellschaft mit beschränkter Haftung]
GmbH & Co. KG	German limited partnership [Kommanditgesellschaft] in which a GmbH is the general partner
GSW	GSW Immobilien AG
HGB	German Commercial Code [Handelsgesetzbuch]
HRB	Commercial register – Section B [Handelsregister – Abteilung B]
i.e.	id est (that is)
IBB	Investitionsbank Berlin
IDW	Institute of Accountants in Germany e.V. [Institut der Wirtschaftsprüfer in Deutschland e.V.]
IDW S 1	IDW Standard: Principles on conducting enterprise valuations [Grundsätze zur Durchführung von Unternehmensbewertungen] dated 02 April 2008
IFRS	International Financial Reporting Standards
incl.	including
IPO	Initial Public Offering
IT	Information technology
KG	German limited partnership [Kommanditgesellschaft]
KStG	German Corporate Income Tax Act [Körperschaftsteuergesetz]
LTIP	Long-Term-Incentive-Plan
m²	square meters
mbH	with limited liability [mit beschränkter Haftung]
mEUR	million Euro
MSCI	Morgan Stanley Capital International
NAV	Net Asset Value
no.	Number
NZG	Neue Zeitschrift für Gesellschaftsrecht (German magazine for corporate law)
n/a	not available
OLG	Court of Appeals [Oberlandesgericht]
p. a.	per annum (annually)
p./pp.	page / pages
para.	Paragraph
PwC	PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft
SA	Société anonyme
SE	Societas Europaea
th.	thousand
vs.	versus
w/o	without

- VI -

List  of  Abbreviations

WACC	Weighted Average Cost of Capital
WoBindG	German Controlled Tenancies Act [Wohnungsbindungsgesetz]
WpÜG	German Securities Acquisition and Takeover Act [Wertpapiererwerbs- und Übernahmegesetz]
ZIP	Zeitschrift für Wirtschaftsrecht und Insolvenzpraxis (magazine for commercial law and insolvency)

The calculations shown in this report were calculated to several places after the decimal point even though they are shown with only one decimal place for the sake of convenience. The addition of the values in the tables can accordingly lead to deviations in the shown subtotals or totals.

- VII -

NON-BINDING ENGLISH TRANSLATION

A.	MANDATE AND CONDUCT OF THE MANDATE

Deutsche Wohnen AG, Frankfurt, and GSW Immobilien AG, Berlin, have mandated us in a letter 10 February 2014 to support them in the process they have initiated for a possible conclusion of a Domination Agreement. The mandate was specified over the course of time to involve the preparation of discounted earnings valuations of

GSW Immobilien AG, Berlin, (hereinafter, also “GSW”)

and

Deutsche Wohnen AG, Frankfurt, (hereinafter, also “Deutsche Wohnen”)

and to determine the amount of reasonable settlement (Abfindung) under § 305 AktG as well as a reasonable compensation (Ausgleich) pursuant to § 304 AktG.

The reason for the valuation is the planned conclusion of a Domination Agreement pursuant to § 291 AktG between Deutsche Wohnen as the controlling company and GSW as the controlled company. This Domination Agreement provides that the settlement under § 305 para. 2 clause 1 AktG will be by way of shares in the controlling company. This requires an enterprise valuation of both companies. The regular general shareholders meeting of Deutsche Wohnen is supposed to resolve about the conclusion about the Domination Agreement on 11 June 2014, and the regular general shareholders meeting of GSW is supposed to resolve on 18 June 2014.

Deutsche Wohnen announced on 20 August 2013 that it was submitting a voluntary public takeover offer to the shareholders of GSW to acquire the shareholders’ bearer common shares by exchanging in each case 20 shares in GSW for 51 new bearer common shares in Deutsche Wohnen with profit entitlement beginning 01 January 2014. In the context of the offer document for the voluntary takeover offer, which was published on 01 October 2013 (hereinafter also the “Takeover Offer”), Deutsche Wohnen intended, to the extent required for the best realisation of synergy potentials, to initiate and pass a resolution with regard to the conclusion of a domination agreement and/or a profit and loss transfer agreement between one or more of the companies of the Deutsche Wohnen Group as the parent company and one or more companies of the GSW Group as the controlled and/or profit shifting company pursuant to sections 291 et seq. of the German Stock Corporation Act, after the completion of this Takeover Offer.

The takeover was subject to merger control proceedings by the Federal Cartel Office pursuant to §§ 35 et seq. German Act against Restraints on Competition [Gesetz gegen Wettbewerbsbeschränkungen, “GWB”]. The clearance decision of the Federal Cartel Office was issued on 30 August 2013. The announcement was made on 31 October 2013 that the threshold of 75 % as the minimum for acceptance contemplated in the takeover offer was achieved. On 27 November 2013, the executive board of Deutsche Wohnen issued a notification of the successful implementation of the capital increase in exchange for a

NON-BINDING ENGLISH TRANSLATION

contribution in kind resolved by the general shareholders meeting and, hence, the satisfaction of the last closing condition for the voluntary takeover offer that had been addressed to the shareholders of GSW. The intention to conclude a Domination Agreement was then announced on 07 March 2014 by Deutsche Wohnen and GSW.

We conducted our work being mandated in the month of February 2014 up to the signing date of this expert report in the offices of GSW in Berlin, the offices of Deutsche Wohnen in Berlin and in our offices in Dusseldorf.

The basis for our work consisted especially of the following documents:

•	draft of Domination Agreement between Deutsche Wohnen and GSW dated 22 April 2014;

•	draft of the joint report of the Management Board of GSW and of the Management Board of Deutsche Wohnen on the Domination Agreement between GSW and Deutsche Wohnen pursuant to Section 293a of the German Stock Corporation Act (the “Joint Contract Report”) dated 22 April 2014;

•	mid-term planning of GSW for the financial years 2014 through 2016;

•	mid-term planning of Deutsche Wohnen for the financial years 2014 to 2016;

•	annual reports for GSW and Deutsche Wohnen for the financial years 2011 to 2013;

•	audit reports on the annual financial statement and the management report of GSW for the financial years 2011 to 2013 by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (hereinafter, “PwC”);

•	Audit reports for the consolidated financial statements and the consolidated management report of GSW for the financial years 2011 to 2013 by PwC;

•	audit reports on the annual financial statements and the management report of Deutsche Wohnen for the financial years 2011 to 2013 by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (hereinafter “EY”);

•	audit reports on the consolidated financial statements and consolidated management report of Deutsche Wohnen for the financial years 2011 to 2013 by EY;

•	excerpt from the commercial register for GSW dated 14 April 2014;

•	excerpt from the commercial register for Deutsche Wohnen dated 17 April 2014;

•	articles of association of GSW in the version registered in the commercial register on 14 April 2014;

NON-BINDING ENGLISH TRANSLATION

•	articles of association of Deutsche Wohnen in the version registered in the commercial register on 27 November 2013;

•	Determination of the weighted average domestic stock exchange price for the shares of GSW and the shares of Deutsche Wohnen pursuant to the WpÜG prepared by the Federal Financial Supervisory Authority [Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”] of 18 March 2014 for the three months period ending on 06 March 2014.

We also referred to publically available information as well as capital market data.

Information about the economic and tax situation at GSW and Deutsche Wohnen as well as the planned accounts was provided openly and willingly. We have received from each of the executive boards of Deutsche Wohnen and GSW a declaration of completeness stating that all information which is of importance for the valuation has been provided correctly and completely.

We expressly point out that we have not conducted any audit of the books, the annual financial statements or the consolidated financial statements or the management reports or the management of GSW, Deutsche Wohnen or their respective group companies. Such audits are not the subject of our valuation work. The consistency of the individual and consolidated financial statements as well as the management reports of GSW and Deutsche Wohnen which were provided to us for the completed financial years described in the reports with the respective legal provisions has been fully certified by the respective auditors. We have assumed the correctness of the documents submitted to us with regard to the completeness of the annual financial statements and the compliance with valuation provisions in accounting law.

Our work is based on the statement of the Institute of Accountants in Germany – Institute of Public Auditors in Germany, Incorporated Association [Institut der Wirtschaftsprüfer in Deutschland e.V.], Düsseldorf, IDW Standard: Principles on the Conduct of Enterprise Valuations [Grundsätze zur Durchführung von Unternehmensbewertungen] dated 02 April 2008 (“IDW S 1 2008”). We also took into account the guidelines developed in the case law.

We are issuing this expert report as neutral experts.

If there are material changes between the completion of our work on the date of signing the expert report and the date on which the resolution is adopted in the regular general shareholders meeting of GSW on 18 June 2014 which have an effect on the assessment of the settlement or the compensation, these changes would have to be subsequently taken into account.

We are basing our mandate on the attached “General Terms and Conditions for Engagement of Accountants and Accounting Firms in the version dated 01 January

NON-BINDING ENGLISH TRANSLATION

2002”. Our liability is limited under clause 9 para. 2 of these General Terms and Conditions of Engagement to EUR 4 million for an individual instance of negligently caused harm, except for harm resulting from injury to life, physical integrity and health. The above mentioned maximum amount of liability is only available once for any party entitled to a claim. Clause 1 para. 2 and clause 9 of the General Terms and Conditions of Engagement are determinative in the relationship to third parties.

This expert report is prepared in connection with the intended conclusion of a Domination Agreement pursuant to § 291 AktG and will be published as an annex to the Joint Contract Report.

Any further disclosure of our expert report to third parties requires our express approval. The consent to disclosure to a third party will be issued by us only under the condition that a written agreement on liability is concluded between the respective third party and Warth & Klein Grant Thornton.

NON-BINDING ENGLISH TRANSLATION

B.	SUBJECTS OF THE VALUATION

I.	GSW Immobilien AG

1.	Legal situation

Commercial register, articles of association and shareholdings

GSW has its registered office in Berlin and is entered in the commercial register maintained by the District Court [Amtsgericht] of Charlottenburg under HRB 125788 B. The financial year of GSW corresponds to the calendar year. The articles of association of GSW are valid in the version registered in the commercial register on 14 April 2014.

The major direct and indirect shareholdings belonging to GSW as of 31 December 2013 are as follows:

Group Companies as of 31.12.2013	Share
GSW Immobilien AG	in %
DCM GmbH & Co. Renditefonds 506 KG	99.0%
DCM GmbH & Co. Renditefonds 507 KG	99.0%
DCM GmbH & Co. Renditefonds 508 KG	99.0%
DCM GmbH & Co. Renditefonds 510 KG	99.0%
FACILITA Berlin GmbH	100.0%
Grundstücksgesellschaft Karower Damm mbH	100.0%
GSW Acquisition 3 GmbH	100.0%
GSW Berliner Asset Invest GmbH & Co. KG	100.0%
GSW Berliner Asset Invest Verwaltungs GmbH	100.0%
GSW Corona GmbH*	100.0%
GSW Fonds Weinmeisterhornweg 170-178 GbR**	49.9%
GSW Gesellschaft für Stadterneuerung mbH	100.0%
GSW Grundvermögens- und Vertriebsgesellschaft mbH	100.0%
GSW Immobilien Beteiligungs GmbH	100.0%
GSW Immobilien GmbH & Co. Leonberger Ring KG	94.0%
GSW Pegasus GmbH*	100.0%
GSW Verwaltungs- und Betriebsgesellschaft mbH & Co. Zweite Beteiligungs KG	93.4%
GSW Wohnwert GmbH	100.0%
GSZ Gebäudeservice und Sicherheitszentrale GmbH	33.3%
Siwoge 1992 Siedlungsplanung und Wohnbauten Gesellschaft mbH	50.0%
Stadtentwicklungsgesellschaft Buch mbH	100.0%
Stadtentwicklungsgesellschaft Eldenaer Straße mbH (in liquidation)	50.0%
Wohnanlage Leonberger Ring GmbH*	100.0%
Zisa Beteiligungs GmbH	49.0%
Zisa Grundstücksbeteiligungs GmbH & Co. KG	94.9%
Zisa Verwaltungs GmbH	100.0%
Zweite GSW Verwaltungs- und Betriebsgesellschaft mbH	100.0%

*	The calculated proportional shareholding equals 99.7% for GSW Corona GmbH, 99.7% for GSW Pegasus GmbH, 99.6% for
Wohnanlage Leonberger Ring GmbH and 97.4% for Zisa Grundstücksbeteiligung GmbH & Co. KG
**	The proportional shareholding equals around 50.88% on 01.01.2014. The company will be fully consolidated as an affiliate from the fiscal year 2014 onwards.
Furthermore, GSW has ownership in non-majority-owned affiliates which are currently in the process of liquidation.

NON-BINDING ENGLISH TRANSLATION

Share capital, number of shares, shareholders

The share capital of GSW at the time our work was completed is EUR 56,676,960.00 and is divided into 56,676,960 bearer common shares, each representing a pro-rata amount of EUR 1.00 in the share capital. GSW does not hold any treasury stock.

At the time our work was completed, Deutsche Wohnen holds 52,154,429 shares in GSW corresponding to a portion of around 92.02 % in the share capital of GSW.

2.	Economic situation

a)	Subject of the business activity

According to the currently valid articles of association, the purpose of the Company is to conduct real estate business and any related business of any kind, in particular the construction and management of apartments. GSW is entitled to carry out all transactions and take all measures suitable to promote the purpose of the company. This also includes the establishment of branches as well as the acquisition and establishment of other enterprises as well as any participation therein.

GSW is entitled to centralise under its direction companies in which it has an interest and/or restrict its activities to the holding of the interest(s) and to conclude enterprise agreements of any kind as well as to spin-off or transfer its business in parts or as a whole to companies in which it has a majority interest.

The business model of GSW focuses on the letting and the management of residential properties in Berlin. At the end of the financial year 2013 the portfolio of GSW consists of 59,949 residential units, 1,013 commercial units and 9,663 parking spaces. The portfolio of GSW is broadly diversified both with regard to the locations of the residential buildings as well as with regard to the size of the apartments and the years in which they were built. A main part of the business model involves portfolio management, and, in addition, selected disposals of apartments and partial portfolios.

GSW is the parent company in the GSW Group; GSW manages and controls the strategic development of the Group. All operational activities of the GSW Group are combined in the segment “management of residential properties in Berlin” which are performed by GSW together with its subsidiary FACILITA Berlin GmbH (hereinafter, “Facilita”).

Facilita is a service company for the complete range of services for infrastructure and technical facility management. Facilita employs the facility managers in the GSW Group and has its own administrative staff. The range of services includes cleaning stairwells, gardening, caretaking, small repairs, vacancy management and technical property

NON-BINDING ENGLISH TRANSLATION

management. The services offered by Facilita also include carrying out construction measures as well as refurbishment projects.

Considerable property portfolios are also held by the subsidiaries GSW Pegasus GmbH, GSW Corona GmbH and GSW Grundvermögens- und Vertriebsgesellschaft mbH. GSW also has majority interests in subsidiaries, some of which hold their own residential complexes. These companies have no employees on their own.

b)	Earnings and financial situation

The earnings situation of GSW under IFRS, based on the certified and published information in the annual reports for the financial years 2011 to 2013 is as follows:

Profit and Loss Statement	2011	2012	2013
GSW Immobilien AG	Actuals	Actuals	Actuals
	mEUR	mEUR	mEUR
Gross rental income	194.2	212.0	235.7
Government grants	9.9	7.9	5.5
Property operating expenses	-63.0	-59.9	-61.7
Net rental income	141.1	160.0	179.5
Investment property disposal proceeds	56.8	68.5	110.2
Carrying value of investment property disposals	-44.0	-49.5	-98.4
Operating expenses for investment property disposed	-9.5	-9.4	-7.8
Result on disposal of investment property	3.3	9.6	4.0
Valuation gains on investment property	79.7	133.8	76.3
Valuation losses on investment property	-23.5	-57.5	-55.7
Net valuation gains on investment property	56.2	76.4	20.6
Administrative expenses	-48.5	-37.2	-54.2
Other income and expense	25.1	5.7	0.0
Net operating profit (EBIT)	177.2	214.4	149.8
Net result of investments	0.1	1.2	0.3
Interest income	40.8	23.3	23.6
Interest expenses	-110.2	-98.8	-100.6
Profit before income taxes (EBT)	107.8	140.1	73.2
Income taxes	-2.7	3.2	-13.2
Consolidated net income for the year	105.1	143.3	60.0
Thereof attributable to:
Shareholders of GSW Immobilien AG	105.1	143.2	59.9
Non controlling interest	0.0	0.0	0.1

The profit and loss statements of GSW published in the annual report prepared using the costs of sales method differ in their structure from the structure of Deutsche Wohnen which reports its consolidated annual profits using the total costs method. Therefore, the individual positions in the profit and loss statement are not directly comparable between Deutsche Wohnen and GSW. For this reason, the presentation of the profit and loss statement for GSW was provided to us also in accordance with the total costs method for purposes of comparison. This is shown as follows:

NON-BINDING ENGLISH TRANSLATION

Profit and Loss Statement - Total Cost Method	2011	2012	2013
GSW Immobilien AG	Actuals	Actuals	Actuals
	mEUR	mEUR	mEUR
Potential gross rental income	203.1	219.9	244.8
Vacancy loss	-9.2	-9.0	-8.6
Current gross rental income	193.9	210.9	236.2
Rental loss	-6.3	-5.4	-5.2
Non-recoverable operating costs	-7.9	-6.3	-6.6
Maintenance	-17.7	-18.9	-19.9
Other expenses	0.5	0.3	-5.4
Expenses from Residential Property Management	-31.4	-30.3	-37.0
Facilita	1.4	1.8	2.1
Earnings from Residential Property Management	163.9	182.4	201.3
Sales proceeds	56.8	68.5	110.2
Cost of sales	-9.0	-8.9	-7.3
Carrying amounts of assets sold	-44.0	-49.5	-98.4
Earnings from Disposals	3.8	10.1	4.5
Corporate expenses	-53.3	-55.7	-54.1
Other operating expenses and income	-10.0	-2.5	-1.2
One-off transaction costs	17.6	4.4	-20.6
Other Expenses and Income	-45.7	-53.7	-76.0
EBITDA	122.0	138.8	129.8
Depreciation and amortisation	-1.0	-0.8	-0.5
Fair value adjustment of investment properties	56.2	76.4	20.6
EBIT	177.2	214.4	149.8
Financial result	-69.4	-75.5	-76.9
Net result of investments	0.1	1.2	0.3
EBT	107.8	140.1	73.2
Income taxes	-2.7	3.2	-13.2
Consolidated net income for the year	105.1	143.3	60.0

After a consolidated net income of around EUR 105.1 million in the year 2011, GSW generated a consolidated net income of around EUR 143.3 million in the year 2012. The reason for this involved especially the following effects. GSW was able to realise an improvement in the earnings from Residential Property Management from around EUR 163.9 million to around EUR 182.4 million in connection with expanding the property portfolio as of the end of the year 2011. GSW was also able to increase the earnings from Disposals for the year 2012 by around EUR 6.3 million to around EUR 10.1 million compared to the year 2011. There was an offsetting effect in the year 2012 resulting from a reduction of the total other expenses and earnings. Furthermore, a higher result on the fair value adjustment of investment properties of around EUR 20.2 million contributed to the positive development in earnings for the year 2012.

In the year 2013 GSW was able to increase the earnings from Residential Property Management by EUR 18.9 million compared to the year 2012 due to a further expansion of the property portfolio as well as an increase in rental income. However, a reduction in the earnings from Disposals, the increase in other expenses and income as well as a reduction in the fair value adjustment of investment properties had a negative effect on the consolidated net income. Other expenses and income increased from around EUR 53.7 million in the year 2012 to around EUR 76.0 million as a consequence of project costs especially in connection with the Takeover Offer by Deutsche Wohnen as well as

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the addition of a provision for future maintenance obligations on the expiration of the tenancy agreement for the office building in the Charlottenstraße (formerly Kochstraße). The fair value adjustment of investment properties decreased from EUR 76.4 million to EUR 20.6 million. As a result of the above mentioned effects, the consolidated net income for the year 2013 decreased to around EUR 60.0 million.

The financial situation of GSW under IFRS (consolidated financial statements) according to the certified information for the financial years 2011 to 2013 published in the annual reports is as follows:

Balance Sheet	31.12.2011	31.12.2012	31.12.2013
GSW Immobilien AG	mEUR	mEUR	mEUR
Investment property	2,930.2	3,302.2	3,509.9
Property, plant and equipment	2.4	2.1	1.9
Goodwill	1.1	1.1	1.1
Other intangible assets	0.4	0.2	0.2
Shares in related companies	6.2	6.1	6.1
Trade receivables	0.5	0.3	0.2
Other assets	6.7	11.9	7.2
Deferred tax assets	0.0	0.0	0.0
Non-current assets	2,947.6	3,324.0	3,526.5
Development of properties and inventories	0.0	0.0	0.0
Trade receivables	4.8	6.9	11.0
Receivables due from related parties	0.0	0.5	0.0
Income tax receivables	3.0	2.8	0.8
Other assets	4.6	22.6	9.2
Cash and cash equivalents	62.6	167.7	70.7
Assets held for sale	17.1	45.3	26.4
Current assets	92.1	245.9	118.2
Total assets	3,039.7	3,569.9	3,644.8
Equity	1,166.4	1,440.4	1,656.9
Financial liabilities	1,733.8	1,888.8	1,793.8
Employee benefits	1.9	2.3	2.2
Provisions	4.1	3.1	7.9
Trade payables	0.7	0.5	0.5
Other non-current liabilities	56.8	97.4	63.7
Deferred tax liabilities	0.0	0.3	0.4
Non-current liabilities	1,797.3	1,992.4	1,868.5
Financial liabilities	37.1	78.7	69.1
Provisions	1.5	3.0	0.7
Trade payables	24.3	31.0	35.6
Payables due to related parties	0.0	0.0	0.0
Income taxes payable	0.4	0.2	0.0
Other current liabilities	12.1	24.1	13.9
Liabilities associated with assets held for sale	0.7	0.0	0.0
Current liabilities	76.0	137.0	119.4
Total equity and liabilities	3,039.7	3,569.9	3,644.8

The balance sheet total of GSW in the year 2013 increased compared to the year 2011 from around EUR 3.0 billion to around EUR 3.6 billion. This increase was based primarily on the purchase of real estate portfolios in 2012 as well as 2013 which resulted in a higher amount of investment properties. For example, 5,957 residential and commercial units were added in 2012 and there was a net increase of 1,301 residential and

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commercial units in 2013. Furthermore, both 2012 as well as 2013 saw appreciations in property value which increased the position “Investment property”.

The loan liabilities of GSW increased compared to the previous year due to the property purchases in financial years 2012 and 2013. In contrast, the liabilities from the convertible bond decreased because the bond creditor converted a nominal value of EUR 181 million in December 2013. The financial liabilities decreased overall in the financial year 2013 by around EUR 105 million.

Equity increased as of the balance sheet date of 31 December 2013 by around EUR 217 million compared to the previous year and was influenced to a material degree by the continuing positive results of the group as well as by the capital increase in connection with the conversion of the convertible bond. Positive effects from the valuation of derivatives also contributed to an increase in equity. However, the disbursement of a dividend for the financial year 2012 in June 2013 in an amount of EUR 45.5 million had the effect of reducing equity.

3.	Tax situation

The tax office for corporations III in Berlin carries GSW under the tax number 29/443/03718. A tax consolidation [Organschaft] exists for purposes of corporate income tax and trade tax between GSW (as the controlling entity) and the companies GSW Acquisition 3 GmbH, GSW Grundvermögens- und Vertriebsgesellschaft mbH, GSW Corona GmbH, Grundstücksgesellschaft Karower Damm mbH and GSW Wohnwert GmbH as well as Wohnanlage Leonberger Ring GmbH. GSW Acquisition 3 GmbH, for its part, controls GSW Pegasus GmbH. Consolidation for purposes of value added tax also exists with several subsidiaries. Furthermore, there has also been consolidation for value added tax purposes since February 2014 between Deutsche Wohnen and GSW.

Taxes have been assessed against the company up to the year 2011. The external tax audit for the period 2005 to 2007 is not yet completed. The tax audit for the years 2008 to 2011 began in January 2014.

There were loss carry forwards for purposes of corporate income tax and trade tax at GSW as of 26 November 2013. The loss carry forwards for purposes of corporate income tax and the loss carry forwards for trade tax purposes existing on 26 November 2013 according to the information provided to us were both around EUR 1.5 billion. There were also loss carry forwards for purposes of corporate income tax and trade tax as of 26 November 2013 for the subsidiaries GSW Gesellschaft für Stadterneuerung mbH, GSW Immobilien Beteiligungs GmbH, Stadtentwicklungsgesellschaft Buch mbH, GSW Berliner Asset Invest GmbH & Co KG and Zisa Verwaltungs GmbH which are not contained in the consolidated group.

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As a result of the acquisition of more than 90 % of the shares of GSW by Deutsche Wohnen on 27 November 2013, the company currently expects that the loss carry forwards existing at the level of GSW will be lost because, according to information from GSW, this acquisition constitutes a harmful change of shareholder structure within the meaning of § 8c KStG. However, the company expects to be able to retain the currently existing loss carry forwards pursuant to § 8c para. 1 sentence 6 KStG [Verschonungsregel] by realizing silent reserves of around EUR 0.7 billion. The potentially remaining loss carry forwards were taken into account when determine g corporate taxes to the extent that these loss carry forwards could be set off against planned profits. GSW expects that the existing loss carry forwards for purposes of corporate income tax and trade tax at the subsidiaries GSW Gesellschaft für Stadterneuerung mbH, GSW Immobilien Beteiligungs GmbH, Stadtentwicklungsgesellschaft Buch mbH, GSW Berliner Asset Invest GmbH & Co KG and Zisa Verwaltungs GmbH will be completely lost. Therefore, we have not included these loss carry forwards in the valuation.

There are individual special aspects in the companies with regard to the tax situation in the GSW Group due to its nature as a residential property company. For example, the possibility exists for an extended trade tax reduction for purely real estate holding companies. However, GSW has not applied for this because the corresponding prerequisites were not satisfied.

Corporate income tax credits [Körperschaftsteuerguthaben] existing at GSW were considered as a special value for purposes of the valuation. Former EK 02 holdings which arose upon the cancelling of the exemption from corporate income tax for residential companies in the GSW Group that focused on social housing were already dissolved in the year 2011 and, therefore, were no longer reflected as a reduction in value for purposes of the valuation.

The tax planning assumes that the rules under § 4h para. 2 EStG apply and that the interest barrier [Zinsschranke] will not take effect because the escape clause was able to be used in the past.

II.	Deutsche Wohnen AG

1.	Legal situation

Commercial register, articles of association and participations

Deutsche Wohnen has its registered office in Frankfurt am Main and is entered in the commercial register and the Frankfurt am Main District Court under HRB 42388. Deutsche Wohnen has its main office in Berlin. The financial year of Deutsche Wohnen

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is the calendar year. The articles of association of Deutsche Wohnen are valid in the version registered in the commercial register on 27 November 2013.

The major direct and indirect shareholdings of Deutsche Wohnen are as follows as of 31 December 2013:

Group Companies as of 31.12.2013 Deutsche Wohnen AG	Share in %		Share in %
AGG Auguste-Viktoria-Allee Grundstücks GmbH	100.0%	GEHAG Dritte Beteiligungs GmbH	100.0%
Algarobo Holding B.V., Amsterdam, Niederlande	100.0%	GEHAG Erste Beteiligungs GmbH	100.0%
Aufbau-Gesellschaft der GEHAG mbH	100.0%	GEHAG Erwerbs GmbH & Co. KG	100.0%
AVUS Immobilien Treuhand GmbH & Co. KG	100.0%	GEHAG GmbH, Berlin	100.0%
BauBeCon Assets GmbH	100.0%	GEHAG Vierte Beteiligung SE (vormals: GEHAG Vierte Beteiligung SE)	100.0%
BauBeCon BIO GmbH	100.0%	GEHAG Zweite Beteiligungs GmbH	100.0%
BauBeCon Immobilien GmbH	100.0%	GGR Wohnparks Alte Hellersdorfer Straße GmbH	100.0%
BauBeCon Wohnwert GmbH	100.0%	GGR Wohnparks Kastanienallee GmbH	100.0%
DB Immobilienfonds 14 Rhein-Pfalz Wohnen GmbH & Co. KG	89.5%	GGR Wohnparks Nord Leipziger Tor GmbH	100.0%
Deutsche Wohnen Asset Immobilien GmbH	100.0%	GGR Wohnparks Süd Leipziger Tor GmbH	100.0%
Deutsche Wohnen Beteiligungen Immobilien GmbH	100.0%	GIM Immobilien Management GmbH (vormals: GEHAG Immobilien Management GmbH)*	100.0%
Deutsche Wohnen Beteiligungsverwaltungs GmbH & Co. KG	100.0%	GSW Immobilien AG**	92.0%
Deutsche Wohnen Construction and Facilities GmbH	100.0%	Hamnes Investments B.V., Amsterdam, Niederlande	100.0%
Deutsche Wohnen Corporate Real Estate GmbH	100.0%	Haus und Heim Wohnungsbau-GmbH	100.0%
Deutsche Wohnen Direkt Immobilien GmbH	100.0%	HESIONE Vermögensverwaltungsgesellschaft mbH	100.0%
Deutsche Wohnen Dresden I GmbH (vormals: arsago wohnen XIII GmbH)	100.0%	Holzmindener Straße/Tempelhofer Weg Grundstücks GmbH	100.0%
Deutsche Wohnen Dresden II GmbH (vormals: arsago wohnen XIV GmbH)	100.0%	Intermetro B.V., Amsterdam, Niederlande	100.0%
Deutsche Wohnen Energy GmbH (vormals: Kristensen Energy GmbH)	100.0%	KATHARINENHOF Seniorenwohn- und Pflegeanlage Betriebs-GmbH	100.0%
Deutsche Wohnen Fondsbeteiligungs GmbH	100.0%	KATHARINENHOF Service GmbH	100.0%
Deutsche Wohnen Immobilien Management GmbH (vormals: Deutsche Wohnen Service GmbH)	100.0%	Larry Berlin I S.à r.l., Luxemburg	94.8%
Deutsche Wohnen Management GmbH	100.0%	Larry Berlin II S.à r.l., Luxemburg	94.8%
Deutsche Wohnen Management- und Servicegesellschaft mbH	100.0%	Larry Berlin Lichtenberg S.à r.l., Luxemburg	94.8%
Deutsche Wohnen Reisholz GmbH (vormals: FdR Reisholz Verwaltungs-GmbH)	100.0%	Larry Condo Holdco S.à r.l., Luxemburg	94.8%
Deutsche Wohnen Service Hannover GmbH	100.0%	Larry Condo S.à r.l., Luxemburg	94.8%
Deutsche Wohnen Service Magdeburg GmbH	100.0%	Larry I Targetco (Berlin) GmbH	100.0%
Deutsche Wohnen Service Merseburg GmbH (vormals: Kristensen Service GmbH)	100.0%	Larry II Berlin Hellersdorf S.à r.l., Luxemburg	94.8%
Deutsche Wohnen Zweite Fondsbeteiligungs GmbH	100.0%	Larry II Berlin Marzahn S.à r.l., Luxemburg	94.8%
Dritte V-B-S Verwaltungs-, Besitz- und Servicegesellschaft mbH	100.0%	Larry II Greater Berlin S.à r.l., Luxemburg	94.8%
DWRE Alpha GmbH (vormals: Kristensen Real Estate Alpha GmbH)	100.0%	Larry II Potsdam S.à r.l., Luxemburg	94.8%
DWRE Braunschweig GmbH (vormals: Kristensen Real Estate Braunschweig GmbH)	100.0%	Larry II Targetco (Berlin) GmbH	100.0%
DWRE Dresden GmbH (vormals: Kristensen Real Estate Dresden GmbH)	100.0%	LebensWerk GmbH	100.0%
DWRE Erfurt GmbH (vormals: Kristensen Real Estate Erfurt GmbH)	100.0%	Main-Taunus Wohnen GmbH & Co. KG	100.0%
DWRE Halle GmbH (vormals: Kristensen Real Estate Halle GmbH)	100.0%	Marienfelder Allee 212-220 Grundstücksgesellschaft b.R.	94.0%
DWRE Hennigsdorf GmbH, Berlin (vormals: Kristensen Real Estate Hennigsdorf GmbH)	100.0%	Rhein-Main Wohnen GmbH	100.0%
DWRE Leipzig GmbH (vormals: Kristensen Real Estate Leipzig GmbH, Berlin)	100.0%	Rhein-Mosel Wohnen GmbH	100.0%
DWRE Merseburg GmbH (vormals: Kristensen Real Estate Merseburg GmbH)	100.0%	Rhein-Pfalz Wohnen GmbH	100.0%
Eisenbahn-Siedlungs-Gesellschaft Berlin mit beschränkter Haftung	94.9%	RMW Projekt GmbH	100.0%
Erste V - B - S Verwaltungs-, Besitz- und Servicegesellschaft mbH	100.0%	Seniorenresidenz “Am Lunapark” GmbH	100.0%
Fortimo GmbH	100.0%	SGG Scharnweberstraße Grundstücks GmbH	100.0%
G+D Gesellschaft für Energiemanagement mbH	49.0%	Sophienstraße Aachen Vermögensverwaltungsgesellschaft mbH	100.0%
GbR Fernheizung Gropiusstadt	45.6%	Stadtentwicklungsgesellschaft Eldenaer Straße mbH i.L.	50.0%
Gehag Acquisition Co. GmbH	100.0%	Vierte V-B-S Verwaltungs-, Besitz- und Servicegesellschaft mbH	100.0%
GEHAG Beteiligungs GmbH & Co. KG	100.0%	Wohn- und Pflegewelt Lahnblick GmbH	100.0%

*	On 01.01.2014 51 % of the shareholding was transferred.
**	An overview about the direct and indirect shareholdings of GSW Immobilien AG is given in Section B.I.1. On 21.01.2014 Funk Schadensmanagement GmbH was founded. The indirect shareholding of Deutsche Wohnen is 49.0%. Furthermore, Deutsche Wohnen holds minority stakes in several limited partnerships.

Deutsche Wohnen conducts the financial and management-holding functions for the companies in the Deutsche Wohnen Group. This includes above all strategic corporate development of the business, legal and human resources, negotiations related to the acquisitions of real estate, financing of the Deutsche Wohnen Group, accounting, controlling, IT and risk management for the direct and indirect subsidiaries of Deutsche Wohnen. Deutsche Wohnen is also responsible for corporate communications, marketing and investor relations. The subsidiaries of Deutsche Wohnen conduct the operational business of the Deutsche Wohnen Group which is divided into the business segments Residential Property Management, Disposals and Nursing and Assisted Living.

The Residential Property Management operations are handled primarily by Deutsche Wohnen Management GmbH, Deutsche Wohnen Immobilien Management GmbH and Deutsche Wohnen Construction and Facilities GmbH. The operation and development of the properties, which includes the areas of management, rent management, receivables management as well as the service centres, are handled by Deutsche Wohnen Management GmbH. The national network of service points and rental offices of the Deutsche Wohnen Group is in Deutsche Wohnen Immobilien Management GmbH. The technical project management as well as the centralised procurement and investment

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management is conducted by Deutsche Wohnen Construction and Facilities GmbH. The strategic and operational sales activities of the Deutsche Wohnen Group are bundled in Deutsche Wohnen Corporate Real Estate GmbH.

The Nursing and Assisted Living business segment is handled completely by KATHARINENHOF Seniorenwohn- und Pflegeanlage Betriebs-GmbH and its subsidiaries, which operate 21 facilities with more than 2,200 places for nursing care and assisted living services.

The residential properties in the Deutsche Wohnen Group are held in numerous asset companies.

Share capital, number of shares, shareholders

The share capital of Deutsche Wohnen is EUR 286,216,731.00 and is divided into 286,216,731 ordinary shares each representing a mathematical portion of EUR 1.00 in the share capital. The shares of the company are registered shares or bearer shares. Deutsche Wohnen does not hold any treasury stock.

2.	Economic situation

a)	Subject of the business activity

According to the currently valid articles of association, the subject of the business is the acquisition, administration, letting, management and sale of residential property, nursing care facilities and other real estate. The company may also construct, modernise and refurbish buildings, provide services and enter into cooperations of all forms.

Deutsche Wohnen can be active in the aforementioned areas either by itself or through subsidiaries or holding companies, provided that the purpose of the relevant entity covers the area of business of the company in full or in part. Deutsche Wohnen can found or acquire such companies; it can uniformly manage subsidiaries under joint management or limit itself to the administration of its participating interests, and it can dispose of its interests. The company is also authorised to carry out all measures which may be connected with or which may be designed to serve the purpose of the company indirectly or directly.

The real estate property portfolio constitutes the basis for the business of Deutsche Wohnen and also represents the basis for the other products and services of the company. With regard to the number of operated residential units, Deutsche Wohnen is one of the largest listed residential property companies in Germany. As of 31 December 2013 its property portfolio (without GSW) includes 90,270 residential units, 1,133 commercial

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units and 22,170 garages and parking spaces. Deutsche Wohnen is active throughout Germany, whereby the focus of the business activity is in the operation of residential real estate and nursing facilities in metropolitan regions with strong growth. This involves above all the greater region around Berlin, the Rhine-Main region with Frankfurt am Main, the Rhineland with focus on Dusseldorf and stable urban centres such as Hanover/Brunswick/Magdeburg as well as Halle/Leipzig/Dresden. The regional activities of Deutsche Wohnen are shown in the following illustration.

The company organises its business in the segments Residential Property Management business, Disposal as well as Nursing and Assisted Living. The Residential Property Management business segment forms the core and mainstay of the business. This business segment entails all activities related to the management and administration of residential properties, the management of lease contracts and services for tenants. Deutsche Wohnen generated in the financial year 2013 (without GSW) around 88 % of its earnings in this business segment with around EUR 276.4 million.

The Disposals business segment covers all aspects involving the sale of residential units, buildings and land properties. The residential properties portfolio earmarked for sale is sub-divided into block sales (institutional sales) and single-unit-sales (residential property privatisations). The Disposals business segment will lose importance in the future as the company plans to sell off all units earmarked for sale by year 2022. With around EUR 22.9 million, around 7 % of the earnings were attributable to the Disposals business segment (without GSW) in the financial year 2013.

In its third business segment of Nursing and Assisted Living, Deutsche Wohnen manages and markets primarily its own nursing and residential properties for senior citizens under the brand KATHARINENHOF. In addition to full stationary nursing and residential care homes, Deutsche Wohnen offers additional services for senior citizens who live in

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their homes. The Nursing and Assisted Living business segment contributed about 4 % of the generated earnings in the financial year 2013 with a result of operations of around EUR 13.2 million.

Deutsche Wohnen currently has a total of 1,877 employees (status: 31 December 2013, without GSW). In addition to 477 employees in the Residential Property Management and Disposal business segments, the company has 1,400 employees in the Nursing and Assisted Living business segment.

b)	Earnings and financial situation

The earnings situation at Deutsche Wohnen under IFRS (consolidated financial statements) according to the information for the financial years 2011 and 2012 as well as for the financial year 2013 in the published and certified annual reports according to the stand-alone pro-forma representation under IFRS (before consolidation of GSW) is shown in the following table:

Profit and Loss Statement	2011	2012	2013
Deutsche Wohnen AG (without GSW)	Actuals	Actuals	Actuals
	mEUR	mEUR	mEUR
Potential gross rental income	204.1	247.8	366.7
Vacancy loss	-7.8	-7.8	-13.2
Current gross rental income	196.4	240.1	353.5
Rental loss	-1.9	-3.0	-4.0
Non-recoverable operating costs	-5.8	-4.1	-8.9
Maintenance	-29.6	-34.7	-58.1
Other expenses	-1.7	-3.9	-6.2
Expenses from Residential Property Management	-39.0	-45.7	-77.2
Earnings from Residential Property Management	157.4	194.4	276.4
Sales proceeds	150.6	167.8	164.3
Cost of sales	-8.3	-11.8	-9.4
Carrying amounts of assets sold	-131.7	-136.1	-131.9
Earnings from Disposals	10.6	19.9	22.9
Corporate expenses	-33.0	-40.4	-48.1
Other operating expenses and income	-2.3	-3.2	-5.3
One-off transaction costs	0.0	15.9	-17.2
Other Expenses and Income	-35.3	-27.7	-70.6
Earnings from Nursing and Assisted Living	9.2	9.9	13.2
EBITDA	142.0	196.5	241.9
Depreciation and amortisation	-3.0	-3.1	-5.5
Fair value adjustment of investment properties	40.0	119.2	100.7
EBIT	179.0	312.6	337.0
Interest Income	0.7	2.0	0.8
Fair value adjustment of derivative financial instruments	-0.2	-0.2	2.5
Interest Expenses (incl. One offs Financing)	-93.7	-108.7	-136.5
EBT	85.8	205.6	203.9
Income taxes	-35.2	-60.1	-5.3
Profit for the period	50.6	145.5	198.5

The positive development of the profit for the period of Deutsche Wohnen from around EUR 50.6 million in 2011 to around EUR 198.5 million in 2013 was primarily driven by

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the expansion of the portfolio as a result of acquisitions. The main reasons for the positive development of the profit for the period in the financial year 2012 compared to the previous year also involved a strong demand for residential space in urban centres and metropolitan areas as a result of population influx and increasing numbers of households.

The revenues from the management of residential properties (potential gross rental income) are primarily characterised by letting its own real estate holdings. This includes mainly residential properties, but also commercial space as well as parking spaces. The increase in the potential gross rental income from EUR 204.1 million in 2011 to EUR 366.7 million in 2013 resulted firstly from rent adjustments and, secondly, from the expansion of the property holdings. The number of operated residential and commercial units could be increased from around 50,600 units in 2011 to around 90,270 (residential), 1,133 (commercial) and around 22,170 garages and parking spaces at the end of the financial year 2013.

Increases in expenses from Residential Property Management (rental loss, non-recoverable operating costs, maintenance and other expenses) in the financial years 2012 and 2013 are primarily marked by the acquisition of portfolios.

Earnings from Disposals made a positive contribution to the development of profits in the years 2011 to 2013 as the sales revenues were higher than the book values of the properties. A total of 3,299 residential and commercial units having a total space of 210,453 m² were sold in the financial year 2011. In financial year 2012, about 3,000 residential and commercial units having total space of 194,877 m² were sold; in 2013, 3,425 residential and commercial units having a space of 220,848 m² were sold.

Other expenses and earnings in the financial year 2013 are EUR -70.6 million compared to EUR -35.3 million in 2011 and consists of administrative costs, other expenses and earnings and project costs. The earnings in the year 2012 shown in the project costs relate primarily to the conclusion of a settlement by Deutsche Wohnen with RREEF Management GmbH concerning the coverage of losses under a domination agreement. In the financial year 2013 the project costs reflect the costs from the takeover of GSW.

The earnings in the Nursing and Assisted Living business segment at Deutsche Wohnen increased in 2013 compared to the previous year primarily due to the acquisition of nursing facilities.

The investment properties are carried at the fair market value (Fair Value). The fair value adjustment of investment properties in the financial year 2013 is around EUR 100.7 million and reflects among other things the increase in the potential gross rental income.

The expenses and earnings from financing activities primarily relate to the financing of properties and were on balance EUR -93.2 million in 2011. Due to completed

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acquisitions in the year 2012 and 2013, this balance increased to EUR -133.2 million in 2013.

The income taxes include current and deferred taxes. Excess liabilities in the case of deferred taxes arise especially as fair values of investment properties exceed the tax book values. The deferred taxes on the asset side primarily result from tax loss carry forwards.

The financial situation of Deutsche Wohnen under IFRS (consolidated financial statements, 2013 incl. GSW) according to the information in the published and certified annual reports for the financial years 2011 to 2013 is as follows:

Balance Sheet Deutsche Wohnen AG	31.12.2011 mEUR	31.12.2012 mEUR	31.12.2013 mEUR
Investment properties	2,928.8	4,614.6	8,937.1
Property, plant and equipment	18.6	20.3	26.8
Intangible assets	2.5	3.3	503.7
Other non-current assets	0.6	0.4	21.7
Derivative financial instruments	0.0	0.0	2.7
Deferred tax assets	63.0	80.7	280.5
Non-current assets	3,013.6	4,719.4	9,772.5
Land and buildings held for sale	63.5	39.1	97.1
Other inventories	2.9	3.2	3.3
Trade receivables	14.0	20.8	29.8
Income tax receivables	0.8	1.2	2.6
Derivative financial instruments	0.0	0.0	0.1
Other current assets	2.3	9.1	13.7
Cash and cash equivalents	167.8	90.6	196.4
Subtotal current assets	251.3	164.0	343.0
Non-current assets held for sale	37.4	24.4	57.5
Current assets	288.7	188.5	400.6
Total assets	3,302.3	4,907.8	10,173.1
Issued share capital	102.3	146.1	286.2
Capital reserve	496.2	859.3	2,601.8
Retained earnings	484.6	603.9	889.8
Non-controlling interests	0.3	0.3	166.5
Total equity	1,083.4	1,609.7	3,944.3
Non-current financial liabilities	1,728.3	2,634.3	4,903.3
Convertible bond	0.0	0.0	247.9
Employee benefit liabilities	42.7	54.5	55.3
Tax liabilities	41.2	36.5	27.9
Derivative financial instruments	71.7	113.7	124.8
Other provisions	8.3	7.1	6.5
Deferred tax liabilities	96.2	143.3	353.1
Total non-current liabilities	1,988.4	2,989.5	5,718.8
Current financial liabilities	106.4	134.4	251.3
Convertible bond	0.0	0.0	2.2
Trade payables	35.6	72.0	120.6
Liabilities to limited partners in funds	7.3	5.1	4.0
Other provisions	3.3	7.3	9.8
Derivative financial instruments	23.2	38.8	34.5
Tax liabilities	17.4	27.1	34.7
Other liabilities	37.3	24.1	53.0
Total current liabilities	230.5	308.7	510.1
Total equity and liabilities	3,302.3	4,907.8	10,173.1

The balance sheet total of Deutsche Wohnen increased in the financial year 2013 compared to the year 2012 especially due to the acquisition of portfolios as well as the

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acquisition of around 92.02 % of the shares in GSW from around EUR 4.9 billion to around EUR 10.2 billion and, thus, has more than doubled.

Investment properties represent the major asset item. The increase in this position from around EUR 2.9 billion in 2011 to around EUR 8.9 billion in the year 2013 was primarily the result of the acquisitions. As of 31 December 2011 Deutsche Wohnen operated around 50,600 residential and commercial units; as of 31 December 2013 Deutsche Wohnen (incl. GSW) operated around 152,400 residential and commercial units.

The increase in other non-current assets and deferred taxes relate among other things to the first time consolidation of GSW.

Equity increased in 2013 as a result of capital measures. These measures include the cash capital increase in January 2013, a contribution in kind in relation to the acquisition of a portfolio in Berlin and the capital increase in connection with the takeover of the shares in GSW.

In November 2013, Deutsche Wohnen placed a convertible bond having a term until November 2020 and a total face value of EUR 250 million. The main position on the liabilities consists of the non-current financial liabilities. The existing loans and credit lines were taken out especially to finance real estate and corporate transactions.

For the purpose of valuation, we were provided a balance sheet of Deutsche Wohnen as of 31 December 2013 before consolidation of GSW, as GSW was separately valued as special value.

3.	Tax situation

Deutsche Wohnen is carried at the tax office Frankfurt am Main III under the tax number 45/231/38195. A tax consolidation [Organschaft] for purposes of corporate income tax or trade tax exist between Deutsche Wohnen (as the controlling entity) and companies Deutsche Wohnen Management- und Servicegesellschaft mbH, Deutsche Wohnen Management GmbH, Deutsche Wohnen Fondsbeteiligungs GmbH, Deutsche Wohnen Zweite Fondsbeteiligungs GmbH, Deutsche Wohnen Corporate Real Estate GmbH as well as Deutsche Wohnen Reisholz GmbH. There is also consolidation with virtually all subsidiaries for purposes of value added tax. Consolidation for purposes of value added tax has also existed between Deutsche Wohnen and GSW since February 2014.

The subsidiary of Deutsche Wohnen, Rhein-Pfalz Wohnen GmbH, together with its subsidiary DW Asset Immobilien GmbH, have established their own consolidation group for income tax purposes. Rhein-Main Wohnen GmbH and GEHAG GmbH are also the controlling entities in consolidation groups with their main subsidiaries for purposes of income tax.

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Deutsche Wohnen has been assessed for taxes up to the year 2011. The external tax audit for Deutsche Wohnen AG, Rhein-Pfalz Wohnen GmbH and Rhein-Main Wohnen GmbH for the year 2005 to 2008 is mostly completed, according to the provided information. External tax audit for the period 2010 to 2011 was started for GEHAG Vierte Beteiligung SE in the year 2014. The external tax audit for BauBeCon companies for the period 2007 to 2009 is also not yet completed.

As of 31 December 2013, according to information from the company, Deutsche Wohnen Group has loss carry forwards for purposes of corporate income tax and trade tax. The usable loss carry forwards of companies in the Deutsche Wohnen Group for corporate income tax, according to the provided information, total around EUR 1,066.2 million, and the loss carry forwards for purposes of trade tax are around EUR 888.1 million.

The largest loss carry forwards for purposes of corporate income tax and trade tax, according to the provided information, are at GEHAG GmbH in an amount of about EUR 716.8 million and EUR 687.7 million respectively as well as at Deutsche Wohnen AG in the amount of around EUR 175.0 million and EUR 144.3 million respectively. Loss carry forwards for purposes of corporate income tax and trade tax also exist at Rhein-Pfalz Wohnen GmbH in an amount of EUR 41.9 million and EUR 44.7 million respectively as well as there are loss carry forwards for purposes of corporate income tax at Rhein-Main Wohnen GmbH in an amount of around EUR 92.6 million. There are also usable loss carry forwards for purposes of corporate income tax and trade tax at other subsidiaries which are not contained in the consolidation groups for tax purposes.

Corporate income tax credits [Körperschaftsteuerguthaben] existing within the Deutsche Wohnen Group were considered as a special value for purposes of this valuation. We have taken into account the existing loss carry forwards of the respective controlling entities as well as the subsidiaries outside of the consolidation group to the extent these loss carry forwards are usable when determining the corporate taxes.

There are individual specific aspects with regard to the tax situation in the Deutsche Wohnen Group due to its capacity as a residential properties holding company and as the operator of nursing facilities. The possibility of an extended trade tax deduction is currently used by 28 companies. Furthermore, the exemptions from trade tax under § 3 no. 20d GewStG apply at several companies.

There are EK-02 holdings in the Deutsche Wohnen Group, which arose upon the cancelling of the exemption from corporate income tax for non-profit residential companies. These taxes payables in subsequent years were reflected as a reduction of value for purposes of the valuation.

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The tax planning assumes that the rules under § 4h para. 2 EStG apply for most companies and that the interest barrier [Zinsschranke] will not take effect as the escape clause was able to be used in the past or is expected to be used in future years, respectively.

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C.	MARKET AND COMPETITION

The core business of GSW and Deutsche Wohnen lies in the operation of residential properties as well as selling individual apartments in Germany. The income from Residential Property Management has major importance for both companies. Accordingly, the economic success of the companies depends especially on the achieved- or achievable current gross rental income, the expenses required to realise this rental income, the amount of the proceeds that have been generated or can be generated as well as the value of the real properties. These factors, which are responsible for the success and the value of the properties, are influenced by the general economic and demographic parameters.

The market for residential properties in Germany

The last years after the financial crisis have been marked by a recovery of the German economy which also becomes apparent in a decreasing unemployment rate. The residential market in Germany has also recovered noticeably in recent years. For example, an increase in demand for residential space as well as an increase in the rents and prices for properties can be seen especially in urban centres and metropolitan regions. While the demand for residential space normally substantially exceeds the supply in the large cities of Germany, there is a reverse picture in many other regions. Above all, rural regions are confronted with a sinking demand for residential properties and stagnating, in some places even decreasing prices in light of a downturn in the population.1

A further trend is seen in the changes in the structure of households towards smaller households. While the average household size in the year 1991 was 2.27 persons, the number of persons living in a household decreased to 2.01 in the year 2012. At the same time, the demand of households for larger residential space increased. The per capita demand for residential space in the years 2009 to 2012 accordingly increased by 9.9 % from 42.5 m² 46.7 m².2

Presumably, the demand for residential space is Germany will initially continue to increase due to these tendencies. The German Federal Statistical Office [Statistisches Bundesamt] assumes in its household forecast that the total number of households will continue to increase until 2025 and that the average size of the household will decrease.3 The development of the per capita demand for residential space plays a decisive role for the

[1]	Institute of the German Economy Cologne [Institut der deutschen Wirtschaft Köln], Real Estate Monitor [Immobilien-Monitor] No. 3/2013
[2]	Federal Statistical Office [Statistisches Bundesamt], internet site: https://www.destatis.de/DE/ZahlenFakten/ Wirtschaftsbereiche/Bauen/Bautaetigkeit/Tabellen/WohnungsbestandDeutschland.html
[3]	Federal Statistical Office [Statistisches Bundesamt], The Economy and Statistics [Wirtschaft und Statistik], March 2011

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overall demand for residential space. A long-term, uninterrupted increase in the per capita demand for residential space is considered to be more likely especially in urban centres with their limited supply of space.4 However, the Institute for Economics [Institut der Wirtschaft] in Cologne forecasts a growth in the demand for residential space for the metropolitan regions of Hamburg and Berlin of around 6 % and 7 % respectively by the year 20305, even with the per capita demand for residential space remaining constant.

Germany must anticipate a substantial decrease in total population after the year 2030. The mid-range scenario of the population forecast by the German Federal Statistical Office shows a decrease in the number of inhabitants from around 80.5 million in the year 2012 to around 65 or 70 million in the year 2060. Over the long-term, these developments could in turn lead to a lower demand for residential space in Germany.

The increased demand for residential space was normally counteracted in the past by limited new construction activity. The new construction activity decreased starting at the end of the 2000s. Since then, the new construction activity lies below the demand for new construction.6 Only since the middle of 2009, an increase in construction permits and completions of construction can be noted. The construction activity has primarily increased in regions with a strong demand for residential space.

With regards to the supply of residential space, GSW and Deutsche Wohnen compete with other real estate companies which also focus on Residential Property Management. These competitors involve large and mid-size real estate companies primarily acting in Germany, as well as international investors. In this regard, the companies GAGFAH S.A., Colonia Real Estate AG, Deutsche Annington SE, GAG Immobilien AG, GBW AG, KWG Kommunale Wohnen AG, LEG Immobilien AG and TAG Immobilien AG can generally be considered to be important competitors for GSW and Deutsche Wohnen. A detailed discussion of these comparable enterprises will take place in the context of the peer group analysis in Section D.II.4.b). In addition to the above mentioned companies, Deutsche Wohnen and GSW compete with smaller private operators or urban residential companies which, in turn, focus on letting, operating and selling apartments.

[4]	Institute of the German Economy Cologne [Institut der deutschen Wirtschaft Köln], Real Estate Monitor [Immobilien-Monitor] No. 3/2013
[5]	Institute of the German Economy Cologne [Institut der deutschen Wirtschaft Köln], Real Estate Monitor [Immobilien-Monitor] No. 3/2013
[6]	Federal Ministry of Transport, Building and Urban Development [Bundesministerium für Verkehr, Bau und Stadtentwicklung, “BMVBS”], Report on the Residential and Real Estate Industry in Germany [Bericht über die Wohnungs- und Immobilienwirtschaft in Deutschland], April 2013

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The residential property market in the core regions of GSW and Deutsche Wohnen

The current gross rental income that can be generated by the companies and the possibilities to increase the current gross rental income in existing tenancies are especially dependent on the demand for residential space and the related development of the local standard market rents and also the fluctuation in tenants.

Berlin

With 1.9 million apartments and a total residential space of 137.5 million m² Berlin is the city with the largest residential property market in Germany. The residential property market in Berlin is marked by a continuing high demand for residential space and simultaneously low construction activity which leads to substantial increases of rent prices. Between the 1st quarter 2010 and the 3rd quarter 2013, the rents for newly constructed buildings increased by 8.6%. The rents for existing buildings increased by 7.9%.6

The demographic development in Berlin is marked by a continuous increase in population in recent years. The nationwide trend towards one- and two person households is strongly reflected in Berlin. With around 54%, more than one-half of the households in Berlin were single households in the year 2012. On average, around 1.73 persons lived in one household.7 In the upcoming years it is expected that this trend will continue with an increase of the total number of households and significant growth of the number of small households.

The increased demand for residential space, however, is not matched by sufficient supply. Contrary to the general trend in Germany, the per capita residential space in Berlin decreased in the year 2012,8 which has its basis in the low level of building completions in recent years. Although construction permits and building completions were substantially increased in Berlin in the year 2013 at around 4,200,9 the market reacted in a delayed manner to this increase with regards to the demand for residential space. The increasing need for residential space is also still not yet covered. The vacancy rate also hardly offers any reserves on the supply side. Thus, the vacancy rate in the market in Berlin has continuously fallen in recent years and is now standing at only 2.0%.10

For the mid-term it is assumed that the imbalance between supply and demand will not be resolved on the demand side, since the number of households and especially the number

[6]	DIW Real Estate Forecast [Immobilienprognose] 2013
[7]	IBB Residential Market Report [Wohnungsmarktbericht] 2013; IBB Berlin, p. 24
[8]	IBB Residential Market Report [Wohnungsmarktbericht] 2013; IBB Berlin, p. 9
[9]	IBB Residential Market Report [Wohnungsmarktbericht] 2013; IBB Berlin, p. 36
[10]	IBB Residential Market Report [Wohnungsmarktbericht] 2013; IBB Berlin, p. 67

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of smaller households will initially continue to increase. Accordingly, the Federal Institute for Research on Building, Urban Affairs and Spatial Development [Bundesinstitut für Bau-, Stadt- und Raumforschung, “BBSR”] forecasts a positive growth in the total number of households until the year 2025 and for single and two person households until the year 2026 for Berlin. A downward development is expected in the following years.11

Rhineland

The Rhineland with main focus in Dusseldorf is the largest economic centre in Germany. Dusseldorf had a total of around 0.3 million apartments and a vacancy rate of 3.5 % in 2012. If the current volume of construction is maintained, a balanced residential market can be expected for the future. For example, an annual average of 11.5 multi-family buildings is supposed to be completed per each 10,000 residents in Dusseldorf between 2010 and 2025.12

The rents in Dusseldorf increased by 3.8 % in the 2nd half of the year 2013 compared to the previous year. This is caused by significant amounts of new buildings which were completed and were offered at higher rents. However, the rents for newly constructed buildings decreased slightly in the recent past, which could be the first sign for a balanced residential market. This could be an indicator for a flattening of the rents in the future.13

Rhine-Main

Frankfurt is the centre of the Rhine-Main region. The population of Frankfurt grew by 6.6 % from 2007 to 2012.14

With a current total of 356,121 apartments, 1,969 apartments were completed in Frankfurt in the year 2012. However, the BBSR anticipates an average new demand of around 3,400 apartments per year. Accordingly, the current new construction activity cannot cover the growing demand for residential space.15 Nonetheless, the number of construction permits increased in Frankfurt in the year 2012 to around 3,400 apartments which indicates that the supply-side is slowly recovering. The growth in rents of around 2.5 % in the second half of the year 2013 was accordingly weaker than in the previous years at around 3.5%.

[11]	Federal Institute for Research on Building, Urban Affairs and Spatial Development [Bundesinstitut für Bau-, Stadt- und Raumforschung], Forecast for Organizing Space 2030. Population, private households, earning population, analyses on Construction.Cities.Space [Raumordnungsprognose 2030. Bevölkerung, private Haushalte, Erwerbspersonen, Analysen Bau.Stadt.Raum], volume 9, Bonn 2012
[12]	Jones Lang LaSalle; Residential Market Dusseldorf [Wohnungsmarkt Düsseldorf] Update 2nd half year 2013
[13]	Jones Lang LaSalle; Residential Market Dusseldorf [Wohnungsmarkt Düsseldorf] Update 2nd half year 2013
[14]	Jones Lang LaSalle; Residential Market Dusseldorf [Wohnungsmarkt Düsseldorf] Update 2nd half year 2013
[15]	Chamber of Industry and Commerce [Industrie- und Handelskammer], Residential Market Report [Wohnungsmarktbericht] 2012

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Hanover, Brunswick, Magdeburg

Deutsche Wohnen is also active in the residential markets of Hanover, Brunswick and Magdeburg.

The residential market in Hanover is positively influenced by demographic factors. The population increased by 0.6 % in the year 2011. For the period up to the year 2030, growth of the population of 9 % and growth in households of 8 % is assumed.16 At the same time, a low level of new construction activity as well as a low level of vacancies is causing the supply to tighten.

The residential market in Brunswick is also marked by positive demographic factors. An increase in the number households of 13 % is forecasted up to the year 2030.18

The residential market in Magdeburg is marked by a structural high level of vacancies. However, the vacancies consist mostly of unrenovated apartments which will be demolished by the city in the mid-term. A stable population is expected in the mid-range.

[16]	NBank, Residential Market Observations 2012/13 - Invest in holdings that are safe in the future [Wohnungsmarktbeobachtung 2012/13 – Investieren in zukunftssichere Bestände]
[18]	NBank, Residential Market Observations 2012/13 - Invest in holdings that are safe in the future [Wohnungsmarktbeobachtung 2012/13 – Investieren in zukunftssichere Bestände]

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D.	VALUATION METHODOLOGY

I.	General valuation principles

1.	Discounted earnings value and Discounted Cash Flow

The value of the equity capital in a commercial enterprise is derived from the future, uncertain cash flows which the provider of equity capital must expect. Therefore, such an equity value can be calculated as the present value of all future surpluses of revenues over expenses of the enterprise.

This requires a forecast of the expected surpluses of the enterprise. The basis for valuing the earnings, therefore, is normally the corporate planning which covers at least a period of three to five planned years as well as the estimate of sustained earnings which can be considered to be able to be generated on a permanent basis during the period of time after the planned years. The main focus of such corporate planning is normally on the planning of earnings. To the extent that timing differences exist between the planned earnings and expenses as well as the planned revenues and expenditures, these differences must be reflected in the calculation of the need for financing and must be reflected in the valuation on the basis of the financing effects.

The basis for such a forecast of future earnings and expenses consists of the adjusted earnings generated in the past. The forecasts prepared by the enterprise being valued can be checked with regard to plausibility by comparisons with the past, developments of other enterprises as well as developments in the industry, the market and the general economy.

However, every forecast involves a degree of uncertainty. When determining a present value of forecast cash flows, it is accordingly necessary to consider that providers of equity capital normally prefer a secure positive cash flow compared to an equally high, uncertain cash flow. This risk aversion can be taken into account by increasing the risk free interest rate used for calculating the present value by a risk premium.

The principles about how such enterprise valuations relating to the future are to be conducted are set forth in the valuation standard IDW S 1 2008 (Principles on the Conduct of Enterprise Valuations).

In order to determine the reasonable cash settlement (Abfindung) and compensation (Ausgleich), a discounted earnings valuation pursuant to IDW S 2008 was conducted. The discounted earnings method is recognised by the case law in Germany. According to this method, the equity value results from the discounting of future, expected distributions from the enterprise to its shareholders appropriately reflecting the risk. The principles established in the IDW S 1 standard, especially the explanation of the discounted earnings

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method, corresponds to the predominant view in academic writings on business management, the case law and the practice of enterprise valuation.

As both the value of Deutsche Wohnen as well as the value of GSW are needed to calculate the settlement under § 305 para. 3 clause 1 AktG, both companies were valued separately using the discounted earnings method. The Deutsche Wohnen Group was valued before being consolidated with GSW so that the enterprise value of Deutsche Wohnen results from the addition of the discounted earnings value of Deutsche Wohnen based on its own business operations and the special values, i.e. especially the participation in GSW.

As an alternative to applying the discounted earnings method, it is also generally possible to apply the discounted cash flow (“DCF”) method for valuations under the IDW S 1 2008. According to the DCF method in its common form used in practice (the so-called gross, entity, enterprise or WACC approach), initially a total value of the capital for the operational business is determined. The value of the equity capital is then derived from the total value of the capital by deducting the net debt.

The discounted earnings method and the DCF method are based on the calculation of the value of capital and, thus, on the same conceptual foundations. In the case of the same premises, especially consistent planning including the planned income statements, the planned balance sheets and the planned cash flow statements, both methods arrive at the same result. Therefore, we have not included a discussion of the discounted cash flow in this expert report.

The present value of the forecast cash flows calculated when applying the discounted earnings method only completely includes those values contributing to value which can be correctly reflected in terms of value by ongoing cash flows. Factors contributing to value which cannot be shown at all in this manner or can only be reflected incompletely must be separately valued. This can especially involve assets which are not required for operations.

2.	Net Asset Value

The net asset value, calculated in accordance with the recommendations of the European Public Real Estate Association, is referred to as the EPRA NAV. The EPRA NAV is a valuation standard for determining the fair value of the net asset value of real estate companies that keep their properties for rental and management for long-term periods. The properties are to be appraised based on the market value calculated using the discounted cash flow (DCF) method.

The EPRA NAV is calculated as the sum of the entire assets minus the sum of the liabilities and the minorities and must be adjusted for the market value of derivative

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financial instruments as well as deferred taxes (net amount of asset and liability balances). EPRA NAV is thus derived from the DCF-based values that account for the intrinsic value (equity) of a real estate company by adjusting for positions in which it is assumed they have no influence on long-term asset positions held by owners in the regular course of business.

The EPRA NAV was considered by Deutsche Wohnen, in addition to the average stock exchange prices, for the purpose of setting the exchange ratio for purposes of the Takeover Offer. The EPRA NAV is comparable to a discounted earnings valuation in terms of conception and calculation and was hence considered when checking the reasonableness of the discounted earnings values we calculated for Deutsche Wohnen and GSW and the mathematical exchange ratio, see Section G.III.

3.	Liquidation value and substance value

The value of an enterprise is derived under the discounted earnings method by discounting expected surplus cash flows of the enterprise as a going concern. Compared to this, the liquidation value represents the cash surplus resulting from liquidation. The substance value is the total of expenditures which would be needed if the enterprise were supposed to be reproduced.

We have made an estimate of the liquidation values of GSW and Deutsche Wohnen and have concluded that both the discounted earnings value of GSW as well as the discounted earnings value of Deutsche Wohnen lie above the respective liquidation value. Liquidation in the sense of a proper unwinding of the operational business would lead to a lower value than if the business is continued.

The valuation of the substance under procurement aspects leads to a so-called reconstruction value of the enterprise which is actually just a partial reconstruction value due to the general lack of replacement costs of intangible assets. This substance value by itself has no informative value for determining the overall value of a going concern. Therefore, no substance value was determined.

4.	Comparison oriented value

It is common in the practice of mergers and acquisitions to determine indicative enterprise values or ranges for values by means of multipliers which are considered to be common for the industry. When carefully conducting such valuations, an analysis of the past and also the expected earnings situation of the subject of the valuation is needed in the first place. Secondly, the multipliers must be derived from an analysis of the valuations of comparable enterprises. Such multiplier valuations are only simplified, generalised discounted earnings valuations. Therefore in collaboration with IDW S 1

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2008 no. 164 - 167, a comprehensive, analytical valuation according to the discounted earnings method, as conducted in the present case, is preferable to multiplier valuations.

A multiplier valuation was conducted only in order to check the reasonableness, see below in Section G.

5.	Stock exchange price

Listing of GSW and Deutsche Wohnen

The shares of GSW are listed and are traded in the regulated market on the Frankfurt Stock Exchange in the Prime Standard market segment. The executive board of GSW Immobilien AG resolved on 19 February 2014 to submit a request to revoke the cancellation of the shares in Prime Standard and to move to the General Standard market segment. The revocation of the listing will take effect on the end of the day on 27 May 2014. The shares of GSW are also traded over the counter at the exchanges in Berlin, Dusseldorf, Hamburg, Hanover, Munich as well as Stuttgart.

The shares of Deutsche Wohnen are traded in the regular market at the Frankfurt Stock Exchange and are listed at the same time in the Prime Standard segment. Therefore, it is possible to base the valuation of GSW and Deutsche Wohnen on their respective market capitalisation.

Stock exchange price as the lower limit on settlement of minority shareholders

According to the case of the German Constitutional Court (BVerfG, order dated 27 April 1999 - 1 BvR 1613/94), Art. 14 GG requires that the departing shareholder receive full compensation for its participation in the company and that the settlement cannot be less than the fair market value. This value cannot be set without giving consideration to the stock exchange price in the case of listed companies unless the stock exchange price does not reflect the fair market value of the stock in an exceptional situation. Thus, the stock exchange price is generally the lower limit of the settlement for minority shareholders in the case of corporate group agreements and mergers.

In the Domination Agreement between Deutsche Wohnen and GSW a settlement in the form of stocks is intended. Pursuant to § 305 para. 3 sentence 1 AktG, the settlement is deemed commensurable if the shares are granted in the same proportion as shares of one company would have been granted per share in the other company in the case of a merger, whereby fractional amounts may be settled in additional cash payments.

The above cited case law also relates to settlement in stock of the controlling company and emphasises the interests of the shareholders of the controlled company who exchange their shares. The stock exchange value shall function as the lower limit on the valuation also in the present case, when conducting the enterprise valuation of the

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controlled company that is required to determine the exchange ratio. However, it is not appropriate according to the above cited case law to use the stock exchange value of the controlling company as the maximum limit for the valuation of that company. We address the corresponding considerations in Chapter G.IV..

Calculation of the average stock price

According to the most recently issued case law of the Federal Supreme Court of Justice [Bundesgerichtshof, “BGH”] (order dated 19 July 2010 – II ZB 18/09 - “Stollwerck”), the stock exchange value forming the basis of a reasonable cash settlement must generally be determined on the basis of sales weighted domestic average stock prices within a three month reference period prior to the announcement of the measure.

If an extended period of time has passed between the announcement of the structural measure and the date of the general shareholders meeting and the development of the stock exchange price appears to require an adjustment, the stock exchange value must be extrapolated in accordance with the typical development in values in general or for the industry, taking into account the previous development of the stock price (BGH, II ZB 18/09 - “Stollwerck”). This extrapolation is not required in situations in which the measure is carried out within a normal or common period of time. In any event, a period of six to seven months can be considered to be normal or common (Court of Appeals [Oberlandesgericht, “OLG”] Stuttgart, order dated 19 January 2011, 20 W 2/07, with reference to Bungert, BB 2010, 2227, 2229; Bücker, NZG 2010, 967, 970; OLG Frankfurt, order dated 29 April 2011, 21 W 13/11 with reference to Bungert/Wettich, BB 2010, 2227, 2229; Decher, ZIP 2010, 1673, 1676; Bücker, NZG 2010, 967, 970).

Therefore, we have refrained from extrapolating the stock exchange price in the present case in which the general shareholders meetings of GSW and Deutsche Wohnen which are supposed to resolve about the Domination Agreement are supposed to take place within four months after the relevant valuation date for determining the average stock price.

We address in Sections G.IV. and H.I the issue about which average prices result on the basis of this case law for GSW and Deutsche Wohnen and which relationship the discounted earnings values and the average stock exchange prices have to each other.

II.	Specific methodological approach

1.	Determination of the Discounted earnings value on the basis of the Discounted Earnings Method

The enterprise values of GSW and Deutsche Wohnen were derived by us on the basis of the respective planned earnings (for the group) using the discounted earnings method in

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accordance with IDW S 1 2008 from the perspective of a domestic fully taxable natural person as the shareholder. The tax situation of the shareholders were considered in a typified manner (direct typification pursuant to IDW S 1 2008, no. 44). The respective planned earnings of the GSW Group and the Deutsche Wohnen Group were generally accepted by us down to the level of the earnings before interest and taxes (EBIT= “Earnings before Interest and Taxes”). In accordance with the purpose of the valuation, so-called non-genuine synergies which can be realised without concluding the Domination Agreement were considered. We derived the financial results and the tax expense as well as the sustained earnings in consultation with GSW and Deutsche Wohnen.

The subjects of the valuation are GSW and Deutsche Wohnen. Both were valued as corporate groups, i.e. with their respective subsidiaries, on the basis of consolidated planned accounts. Deutsche Wohnen was initially valued without its participation in GSW and this was then added as a special value.

Assets which are not required for the business were also reflected as special values. These are holding companies which are inactive or which were not taken into account in the planning because they were not material; real properties, items of art and architectural models which are not needed for the business were also reflected.

The enterprise values of GSW and Deutsche Wohnen accordingly result from the discounted earnings value of the respectively operational business plus the special values.

We set forth below our results concerning the adjustments in the past, the analysis of the planning as well as the adjustments we made to the planned accounts.

2.	Valuation date

The valuation date for the determination of the discounted earnings values as the basis for calculating the settlement and the compensation is 18 June 2014. This is the date on which the Domination Agreement is supposed to be submitted to the regular general shareholders meeting of GSW for approval as the future controlled company.

3.	Operational planning

The discounted earnings values of GSW and Deutsche Wohnen (without GSW) were derived on the basis of the respective planned earnings of the companies for the years 2014 to 2016. Both sets of planned accounts take into account the holding portfolios and portfolios earmarked for sale in using the same methodology. The persons responsible for planning at the companies expect that the portfolios earmarked for sale at GSW and Deutsche Wohnen will be sold by the years 2017 and 2022 respectively. It is also

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assumed that after the detailed planning period, which comprises the years 2014 until 2016, the potential gross rental income will recover to the market level at both companies. It was also assumed that earnings will become normalised for both companies in the planning year 2063; we accordingly extrapolated the planning for the planning years 2017 to 2063 in consultation with Deutsche Wohnen and GSW and assumed a stable condition starting in the planning year 2064.

The positions in the profit and loss statement for the extended planning period 2017 through 2063 and 2064 et seq. were converted to annuitised, sustained earnings for the years 2017 et seq. for purposes of presentation.

The planning of GSW and Deutsche Wohnen is based on the planned rental income for the respective existing portfolio. The assumptions on the development in the detailed planning period were generally accepted by us for each company. The assumptions made in the extrapolation for the extended planning period were generally treated by us in a unified manner.

In the planning of GSW and Deutsche Wohnen unchanged legal and tax conditions are assumed. Possible effects of the currently discussed rent control [Mietpreisbremse] or other regulatory measures are not reflected in the planning.

The results with regard to the analysis of the results in the past and the planning are described in Section E.I. for GSW and in Section F.I. for Deutsche Wohnen.

4.	Determination of the Capitalisation Interest Rate

The discounted earnings value is determined by discounting the future financial surpluses to the valuation date. The capitalisation interest rate reflects the return on investment for an alternative investment whose cash flow is considered to be comparable to the cash flow which the shares in the enterprise being valued provide in terms of timing, risk and taxation.

The starting point for the determination of the capitalisation interest rate is the return on investment of a risk-free investment in the capital market (risk free rate). This risk free rate must be increased by a risk premium which is supposed to cover the greater uncertainty about the amount of the financial surpluses involved in an investment in shares of the enterprise being valued compared to an investment in a risk-free interest bearing security. When determining the risk free rate in the risk premium, provisions on taxes must be considered. In order to determine effects of growth in the form of continuously increasing financial surpluses after the end of the detailed planning period, the capitalisation interest rate is reduced by a factor for growth (deduction for growth).

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Our approach for determining the capitalisation interest rate is as follows:

a)	Risk free rate

The risk free rate represents a risk-free alternative investment equivalent to an investment in the enterprise being valued in terms of timing. In light of their virtually safe nature, government bonds in Germany fulfil to a greatest extent the requirement of freedom from risk due to the inability of the issuers to become insolvent.

When valuing an enterprise with a perpetual life, as a general rule the returns on investment which can be realised on the valuation date from government bonds which are also perpetual would have to be used as the risk free rate (equivalent term). However, since such perpetual bonds do not exist or are not traded, the theoretical return on investment for bonds with a perpetual term can be approximated using the observed interest yield curve.

The German Federal Bank [Deutsche Bundesbank] regularly publishes estimates of the yield curves on the basis of the prices of listed German Federal Government securities having a remaining term of up to around 30 years by using the Svensson method. These yield curves reflect risk free rates for specific terms (so-called zero bond interest rates).

In the case of remaining terms greater than 30 years, the average determined zero bond interest rate for a remaining term of 30 years can normally be applied as a long-term approximate value in light of the general uncertainty of forecasts and the limited applicability of the parameters of the estimation function of the German Federal Bank in the context of an extrapolation for forecasts of interest for periods further in the future. This approach was followed in accordance with the recommendation of the FAUB (Technical Committee for Business Valuation and Economics [Fachausschuss für Unternehmensbewertung und Betriebswirtschaft]. In order to determine the risk free rate, an average interest yield curve for the years 2014 et seq. over a time period of up to 30 years was derived from the estimates of the German Federal Bank [Deutsche Bundesbank] for the months of January to March and an extrapolation of the average 30 year zero bond interest rate. The specific interest rates for the terms in the interest yield curve derived in this manner can be converted to a uniform risk free rate for all planning years. Depending on the growth of the underlying cash flows a rounded uniform risk free rate of 2.50 % or 2.75 % before income taxes results. Due to the different roundings and the downward trend in the development of the risk free rate in the recent period until the date of signature we have applied a uniform risk free rate before income taxes of 2.50 % for all planning years.

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b)	Risk premium

The risk premium serves to compensate the risk that is accepted when investing in shares of the enterprise being valued. It must be assumed that market participants are risk averse. This means that safe earnings are always preferred compared to expected values from unsafe earnings in the same amount. This risk aversion can be taken into account by a deduction from the expected surpluses (so-called certainty equivalent method; Sicherheitsäquivalenzmethode) or by a risk premium on the capitalisation interest rate (so-called risk premium method; Risikozuschlagsmethode). Both methods can be converted to each other, but in practice risk aversion is almost exclusively reflected by a premium on the interest rate.

This decision for the risk premium method is embedded in the general purpose of an objectified valuation. An objectified valuation needs to meet the requirement to be based on transparent parameters which are comprehensible for third parties. As the theoretically equal certainty equivalent method derives its risk discounts from the planned figures in individual, not observable and therefore not comprehensible utility functions and preferences, it basically needs to be disregarded for objectified valuations. In contrast to this, risk premiums which are demanded by investors for risky investments are visible in the capital market and can therefore be verified.

Due to this reason capital market models such as the Capital Asset Pricing Model (CAPM) and the after-tax-CAPM (“Tax CAPM”), which is based on the CAPM, are particularly good for determining the risk premium in the course of objectified valuations. These capital market models derive risk premiums indirectly using prices that can be observed in the capital market. The prices that develop in the capital market are the results of actions of the investors. Prices for securities reflect in this regard also the risk preferences of the investors because the investors knowingly and freely make a decision to purchase or sell certain securities. This market assessment of the risks in shares by rational and risk averse investors is reflected in the CAPM and the Tax CAPM in the form of a theoretical model. The CAPM and the Tax CAPM accordingly provide a verifiable, objectified explanatory context for the quantification of a reasonable risk premium.

It can be argued that the theoretical considerations of the CAPM and especially the Tax-CAPM are grounded on assumptions (e.g. the presence of a complete market) which are not observable in reality. This critique is justified and leads to the conclusion that the results of empirical analyses of the capital market need to be assessed in terms of plausibility. For individual parameters like market risk premium or beta factor (see section D.II.4bb)) it is generally observed that results can differ significantly depending on the selection of the underlying data and the analysed respective time periods. Despite the justified critique, the derivation of a risk premium on the basis of a capital market model

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is preferable compared to rough estimations and guesses which were customary in the past (e.g. premiums on the basis of credit risk, industry risk or size risk), because

•	the CAPM displays the behaviour of capital market participants in a rational and comprehensible way. Despite market imperfections and existing mispricing it cannot be concluded that the capital market is systematically wrong or sustainably valued in an incorrect way.

•	no other pricing model has shown its superiority over the long run so far.

•	an objective discussion about the adequate approach and the plausibility of the results is just possible due to the comprehensible valuation parameters.

The debate about the valuation parameters “market risk premium” and “beta factor” will progress in the following sections. As the influence of taxes is generally significant for investment decisions and valuations and as tax-free potential distributions and tax losses carried forward are relevant for the valuation of Deutsche Wohnen and GSW we consider the CAPM in its after-tax version (Tax-CAPM) to be appropriate.

Against this background, the two model parameters of market risk premium and beta factor, which are needed in the CAPM and Tax-CAPM to calculate the adequate risk premium are derived as follows:

aa)	Market risk premium

The market risk premium is the market average excess return on investment for investments in stock compared to returns on investment for risk-free securities demanded by investors. The stock market can be reflected by a broad stock index such as, for example, the CDAX or the MSCI All Country World Index.

The CAPM represents in its standard form a capital market model in which the costs of capital and risk premiums are explained without taking into account the effects of personal income taxes. Since returns on investment for stock and risk premiums, however, are generally influenced by taxes on income, an explanation of the empirically observable returns on investment that is closer to reality is provided by the Tax CAPM which expands the CAPM in order to expressly take into account the effects of personal income taxes. The different tax treatment of interest income, dividends and capital gains is directly covered in the equation for the Tax CAPM by considering the respective relevant tax rates for the components of the costs of capital.

According to the Tax CAPM, the capitalisation interest rate consists of the risk free rate as reduced by typified personal income taxes and the risk premium after personal income taxes determined on the basis of the tax CAPM, weighted with the beta factor.

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In light of the current situation in the capital markets, the Technical Committee for Business Valuation and Economics at the IDW (FAUB)17 considers it appropriate to use as an orientation a range of 5 % to 6% (after personal taxes) when assessing the market risk premium in light of the current distortions in the financial market and the Euro debt crisis.

In times of stable economic development, it must be assumed that the relationship between risk premium and risk-free interest rate measured in the past and taking into account long-term developments of trends is a good basis for estimating the expected relationship. In light of this background, the capitalisation interest rate is determined in the context of the capital market oriented approach as the sum of a return of risk-free return on investment currently expected for the future and a forecast risk premium which is based on returns on investment measured in the past. While the risk-free interest rate can be derived from current expectations in the capital market, the forecast of the risk premium is made on the basis of historic average values due to the lack of ability to measure the expected returns on investment for stocks.

In the current crisis in the financial markets and the Euro debt crisis, however, various indicators show that long-term developments in trends assumed in the past when forecasting the risk premium are currently being overshadowed by other influences or no longer exist in the extent previously anticipated. Long-term German government bonds currently have a very low return on investment compared to their past history and compared to other EU government bonds. Even negative returns on investment can be seen for short-term German government bonds and inflation protected German government bonds. Furthermore, there are spreads between interbank interest rates and government bonds that are significantly above the spreads that were measured prior to the beginning of the crisis in the financial market. In light of this background, it must be determined that the current situation in the capital market no longer corresponds to the situation that was observed on average in the past.

Despite these distortions, it must be noted that the observable returns on investment for German government bonds continue to be the best possible estimator for determining the risk-free interest rate because no failure of the market can be observed for them.

Compared to this, both the increased spread between German government bonds and other European government bonds as well as the increased spread between interbank interest rates and government bonds support the assumption that the risk premium as the

[17]

See, “Instructions of the FAUB on taking into account the crisis in the financial markets when determining the capitalisation interest rate in enterprise valuations” [“Hinweise des FAUB zur Berücksichtigung der Finanzmarktkrise bei der Ermittlung des Kapitalisierungszinssatzes in der Unternehmensbewertung”] dated 19 September 2012.

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price for assuming the risk has increased. An extension of the analysis of historical data for considerations about the development of real returns on investment for shares as well as findings in a so-called ex ante analysis confirms this view.

In light of this background, we have applied a market risk premium in the amount of 5.5 % for the valuation of GSW and Deutsche Wohnen.

bb)	Beta factor

The amount of the beta factor according to the valuation formula in the CAPM reflects the degree of systematic risk in a stock which cannot be diversified by capital market transactions. The higher the beta factor, the higher is the risk premium demanded by investors in the capital market.

The CAPM and the Tax-CAPM are so-called ex ante models in order to explain shareholders’ expected return on investment from risky cash flows in capital market equilibrium. They are based on expected values of future cash flows and returns. Therefore, in the context of a forward looking valuation, reference must be made to future beta factors that reflect the risk of the business model being valued. This future risk, however, cannot be directly observed and measured.

Due to un-availability of observable future beta factors, reference can be made only to auxiliary solutions. As one of these solutions the usage of so-called fundamental beta factors is thinkable. Financial analysts estimate fundamental betas on the basis of fundamental company information using econometric models. As these econometric models are usually not disclosed and are hence not traceable, the usage of fundamental betas should usually be ruled out in the determination of objectified business values. The standard practice solution is therefore the estimation of the unknown future beta factor on the basis of historical data.

We derived the beta factor on the basis of an analysis of the group of comparable enterprises (peer group) in which we also included GSW and Deutsche Wohnen. In addition to GSW and Deutsche Wohnen, we considered listed companies in the real estate industry which are comparable to GSW or Deutsche Wohnen in terms of the business model. The companies were especially examined with regard to their business activity, size and their geographic focus. The peer group that was used consists of companies which focus their business activity on holding residential properties and in which commercial properties only play a minor role in the overall portfolio. We limited the selection of the peer group to companies whose main business activity is in Germany.

The activities of the companies included in the peer group, whose beta factors have been reflected in the determination of the average unlevered beta factors, are outlined below (in alphabetical order):

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Colonia Real Estate AG

Colonia Real Estate AG is a real estate investment and asset management company which is active in Germany. The company concentrates primarily on the acquisition of undervalued properties. The real estate portfolio of the company has its focus in northern- and central Germany. 79.04 % of Colonia Real Estate AG is held by TAG Immobilien AG which is also part of the peer group.

Deutsche Annington Immobilien SE

Deutsche Annington Immobilien SE is a real estate company which is specialised in the management of apartments. Around 175,000 own apartments as well as 30,000 properties belonging to other companies are managed at more than 550 locations throughout Germany. In addition, the company provides services such as maintenance and modernisation. In addition to its residential properties, Deutsche Annington also has some commercial properties.

GAGFAH SA

GAGFAH SA is a real estate company from Luxembourg which focuses on the operation and purchase of high-quality residential portfolios in Germany. The company holds a total of 145,000 apartments and 1,600 commercial units.

LEG Immobilien AG

LEG Immobilien AG was established in 1970 and is a residential company with regional focus. In 2013, the company operates a total real estate portfolio of around 94,000 residential units and their corresponding garages. The company has a geographical focus on North Rhine-Westphalia.

TAG Immobilien AG

TAG Immobilien AG functions as the holding company for a diversified real estate corporate group with activities in the areas of residential and commercial properties as well as in the service sector. The operational business of TAG Immobilien AG consists of operating and developing residential properties in the German real estate market.

GBW AG, KWG Kommunale Wohnen AG and GAG Immobilien AG could have also been included in the peer group in light with regards to their comparable operational businesses. However, no statistically significant beta factors could be measured for these companies.

In addition to earnings from the business segments Residential Property Management and Disposal, Deutsche Wohnen also generates a small portion of its operating profits from its business segment Nursing and Assisted Living. This business segment could generally

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have a different systematic risk which would then have to be taken into account with an own beta factor. However, this business segment represents only a small portion of total earnings and an analysis of the beta factors of potential peer group companies does not give any indications of a different risk structure for this business segment. Against this background, we did not consider this business segment separately.

Since the beta factor represents a forward looking variable in the context of an enterprise valuation, major influences from one-time effects in the past need to be avoided if possible and potential trends need to be analysed. We conducted three beta determinations using the MSCI World All Country Index for the period from 01 April 2010 to 31 March 2014 which each cover a period of two years and make use of weekly returns on investment. The utilisation of the MSCI World All Country Index reflects the worldwide possibilities for investment and diversification for a representative investor and corresponds with applying an international peer group. The oldest time period in this determination ends on 31 March 2012, and the most recent on 31 March 2014.

In order to assess the statistical significance and the goodness of the regressions made to derive the beta factors we applied the coefficient of determination (R²) and the t-test.18 The usage of statistical filter criteria based on these statistical tests can ensure that, on the one hand, a statistical relationship between the stock returns and market returns exists at all (as measured with the beta factor and tested with the t-test) and, on the other hand, that the this relationship has a minimum of statistical reliability and quality (tested with R²). If the measured beta factors could not fulfil both statistical tests19 the beta factors were eliminated from the analysis. Furthermore, beta factors for Colonia Real Estate AG determined in the two most recent time periods were not taken into account because the company has been controlled by TAG Immobilien AG since the year 2012.

The determined raw beta factors were adjusted using the Vasicek adjustment method.20 The Vasicek adjustment provides for an adjustment of the raw beta factors depending on the quality of regression which was carried out. The adjustment is made in the direction of the average beta factor of the peer group. The adjustment of a raw beta factor in the direction of the average beta factor of the reference sample is stronger, the lower the quality of the underlying regression.

[18]	These tests are often used in the practice of valuations and are also recognised in the case law (see, Order of the OLG Stuttgart dated 18 Dec. 2009, case no. 20 W 2/08, p. 77; Order of the OLG Stuttgart dated 19 Jan. 2011, case no. 20 W 3/09, no. 212).
[19]	We have applied as a basis for the degree of certainty a minimum value of 5 % and for the t-test a level of significance of 10%.
[20]	Vasicek, O.A. (1973): A Note on using cross-sectional information in Bayesian estimation of security betas, The Journal of Finance, 1973, pp. 1233-1239.

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Based on this analysis, the adjusted beta factors which were adjusted for the capital structure risk (unlevered) were determined as follows:

Unlevered beta factors
Peer Group Company	01.04.2010 - 31.03.2012		01.04.2011 - 31.03.2013		01.04.2012 - 31.03.2014		Mean
	adjusted	raw	adjusted	raw	adjusted	raw	adjusted
Colonia Real Estate AG	0.39	0.39					0.39
Deutsche Annington Immobilien SE					0.31	0.24	0.31
Deutsche Wohnen AG	0.35	0.37	0.39	0.40	0.40	0.42	0.38
GAGFAH SA	0.27	0.30	0.30	0.34	0.27	0.26	0.28
GSW Immobilien AG	0.34	0.34	0.38	0.38	0.43	0.50	0.38
LEG Immobilien AG					0.36	0.33	0.36
TAG Immobilien AG	0.31	0.29	0.30	0.29	0.37	0.36	0.32
Mean							0.35

The unlevered adjusted beta factors in the peer group companies show a range of 0.27 to 0.43. The average value of the unlevered beta factors is 0.35, and we applied this average when determining the capitalisation interest rate.

The capital structure risk was taken into account by period specific adjustment of these unlevered beta factors for the differing degree of debt for the risk effect resulting from the differing degree of debt in the subjects of the valuation, whereby consideration was given to the fact that third party capital generally involved risk. The degree of debt is derived from the calculation of the need for financing. This results in a range for the levered beta factor of 0.48 to 0.49 for GSW and 0.53 to 0.56 for Deutsche Wohnen (see page 42 et seq.).

c)	Deduction for growth

The growth of expected future enterprise profits must be taken into account throughout the valuation of the enterprise. Any growth in the corporate profits for the individual periods in the detailed planning period 2014 to 2016 is included in the planned accounts. The contribution to value from the surplus payments in the company which accrue over time after the detailed planning phase starting in the year 2017 et seq. is reflected in the valuation for purposes of simplification by the present value of a terminal annuity. Within the discounted cash flow formula, the terminal value needs to be reflected by the means of the sustainable expected profit. If the enterprise being valued is able to increase its profits in a sustained manner in the period after the detailed planning phase, the corresponding growth in profit can be taken into account mathematically by a deduction from the capitalisation interest rate.

We applied the sustained growth at an annual rate of 1.0%. We have determined this value on the basis of the following considerations.

The starting point for sustained development of earnings is the determination that the nominal planning values can be subject in the long term to change resulting from inflation and change resulting from real factors.

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The expected inflation related changes for Germany can be determined using the differences on returns in investments between nominal fixed interest government bonds and inflation protected government bonds. This shows a long-term expectation for inflation in an amount of 1.1 % to 1.5 % which has effects both on the revenues as well as the expenses.

In addition to the nominal inflation rate, real developments can also influence the sustained growth in earnings. The assumption with regard to the operational business of the companies is that the population in German will decrease over the long-term so that a lower demand for residential space must be assumed. This is countered by the fact that the number of households will still increase in the coming years as a result of the increase of single and two person households, which is why the per capita demand for residential space could increase. The Federal Institute for Research on Building, Urban Affairs and Spatial Development forecasts for the state of Berlin a growth in the number of single and two family households until the year 2026.21 A subsequent decrease in the number of single and two person households is then expected.

In addition to this development in volumes, the development of prices must also be considered. According to current studies, the rents in Germany have generally increased disproportionately low compared to the general rate of inflation over the last 20 years.22 However, it must be considered that GSW and Deutsche Wohnen are active with their main focus in urban regions where the construction activities lag behind the increasing demand so that initially increases in rent are to be expected.

Based on these considerations, the resulting demographic downturn in the population could be offset by the increasing number of households and the per capita residential space as far as the demand for residential premises is concerned. As far as the development of pricing is concerned, a disproportionately high increase in the rents can be expected in urban regions such as Berlin when compared to the German average, although this increase will probably be below the expected rate of inflation.

In light of this background, we consider a rate of growth 1.0 % to be reasonable. The hat fact that there will still be initially a high rate of growth in rents was however reflected by extending the planning period to total of 50 years until the year 2063 (see, Section E.I.5. and Section F.I.5.).

[21]	Federal Institute for Research on Building, Urban Affairs and Spatial Development [Bundesinstitut für Bau-, Stadt- und Raumforschung], Forecast for Organizing Space 2030. Population, private households, earning population, analyses on Construction.Cities.Space [Raumordnungsprognose 2030. Bevölkerung, private Haushalte, Erwerbspersonen, Analysen Bau.Stadt.Raum], volume 9, Bonn 2012.
[22]	The German Real Estate Market 2012/2013 – A series of professional topics of DG HYP [Immobilienmarkt Deutschland 2012/2013 – Eine Fachthemenreihe der DG HYP], September 2012.

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Based on the above considerations, we determine the following discount rate for the earnings of GSW that are to be capitalised as follows:

Discount rate	2014	2015	2016	2017 et seq.
GSW Immobilien AG	Budget	Plan	Plan	TV
Risk free rate before personal income tax	2.50%	2.50%	2.50%	2.50%
Personal income tax	-0.66%	-0.66%	-0.66%	-0.66%
Risk free rate after personal income tax	1.84%	1.84%	1.84%	1.84%
Market risk premium after personal income tax	5.50%	5.50%	5.50%	5.50%
Beta unlevered	0.35	0.35	0.35	0.35
Leverage	94.3%	90.4%	87.3%	83.9%
Beta levered	0.49	0.48	0.48	0.48
Risk premium after personal income tax	2.70%	2.67%	2.64%	2.61%
Sustainable growth rate				-1.00%
Discount rate	4.54%	4.51%	4.48%	3.45%

The discount rate for the earnings of Deutsche Wohnen that are to be capitalised is as follows:

Discount rate	2014	2015	2016	2017 et seq.
Deutsche Wohnen AG (without GSW)	Budget	Plan	Plan	TV
Risk free rate before personal income tax	2.50%	2.50%	2.50%	2.50%
Personal income tax	-0.66%	-0.66%	-0.66%	-0.66%
Risk free rate after personal income tax	1.84%	1.84%	1.84%	1.84%
Market risk premium after personal income tax	5.50%	5.50%	5.50%	5.50%
Beta unlevered	0.35	0.35	0.35	0.35
Leverage	139.2%	130.6%	124.4%	118.9%
Beta levered	0.56	0.54	0.54	0.53
Risk premium after personal income tax	3.07%	3.00%	2.95%	2.90%
Sustainable growth rate				-1.00%
Discount rate	4.91%	4.84%	4.79%	3.74%

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E.	VALUATION OF GSW

I.	Determination of the earnings to be capitalised

1.	Analysis of the results in the past

The results in the past were analysed as a starting point for checking the reasonableness of the planning. These results serve as an initial orientation for analysing the planned numbers.

We reviewed and adjusted the profit and loss statement of GSW for the years 2011 to 2013 with regard to one-time or extraordinary effects. The adjusted positions are set forth as follows as described pursuant to the total costs method:

Adjusted Actuals	2011	2012	2013	2011	2012	2013	2011	2012	2013
GSW Immobilien AG	Actuals	Actuals	Actuals	Adjustment	Adjustment	Adjustment	Adj. Actuals	Adj. Actuals	Adj. Actuals
	mEUR	mEUR	mEUR	mEUR	mEUR	mEUR	mEUR	mEUR	mEUR
Potential gross rental income	203.1	219.9	244.8				203.1	219.9	244.8
Vacancy loss	-9.2	-9.0	-8.6				-9.2	-9.0	-8.6
Current gross rental income	193.9	210.9	236.2				193.9	210.9	236.2
Rental loss	-6.3	-5.4	-5.2				-6.3	-5.4	-5.2
Non-recoverable operating costs	-7.9	-6.3	-6.6				-7.9	-6.3	-6.6
Maintenance	-17.7	-18.9	-19.9				-17.7	-18.9	-19.9
Other expenses	0.5	0.3	-5.4				0.5	0.3	-5.4
Expenses from Residential Property Management	-31.4	-30.3	-37.0				-31.4	-30.3	-37.0
Facilita	1.4	1.8	2.1				1.4	1.8	2.1
Earnings from Residential Property Management	163.9	182.4	201.3				163.9	182.4	201.3
Sales proceeds	56.8	68.5	110.2				56.8	68.5	110.2
Cost of sales	-9.0	-8.9	-7.3				-9.0	-8.9	-7.3
Carrying amounts of assets sold	-44.0	-49.5	-98.4				-44.0	-49.5	-98.4
Earnings from Disposals	3.8	10.1	4.5				3.8	10.1	4.5
Corporate expenses	-53.3	-55.7	-54.1	3.1	2.5	3.4	-50.2	-53.2	-50.8
Other operating expenses and income	-10.0	-2.5	-1.2	10.0	2.5	1.2	0.0	0.0	0.0
One-off transaction costs	17.6	4.4	-20.6	-17.6	-4.4	20.6	0.0	0.0	0.0
Other Expenses and Income	-45.7	-53.7	-76.0				-50.2	-53.2	-50.8
EBITDA	122.0	138.8	129.8				117.6	139.4	155.0
Depreciation and amortisation	-1.0	-0.8	-0.5				-1.0	-0.8	-0.5
Fair value adjustment of investment properties	56.2	76.4	20.6	-56.2	-76.4	-20.6	0.0	0.0	0.0
EBIT	177.2	214.4	149.8				116.6	138.6	154.5

The corporate expenses were adjusted in the financial year 2011 for restructuring expenditures in an amount of around EUR -0.4 million. These costs include personnel expenditures for employees in older employee part-time work [Altersteilzeit] under a restructuring program in 2006/2007. The program expired in financial year 2012. Expenditures for acquisitions in financial year 2011 were adjusted in an amount of around EUR -2.1 million. The adjustments in corporate expenses in financial year 2011 also cover expenditures for the sale of shares in STRABAG Residential Property Services GmbH (formerly the GSW Betreuungsgesellschaft für Wohnungs- und Gewerbebau mbH) as well as the shares in BMH Berlin Mediahaus GmbH. The corresponding adjustments amount to around EUR -0.6 million.

The position other operating expenses and income includes the long-term incentive plan (“LTIP”) in an amount of around EUR 10.0 million. This plan served as an incentive for a successful initial public offering and was paid out to the greatest extent in 2011 to the

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executive board of GSW. The complete expenses for the LTIP were accordingly adjusted in financial year 2011.

One-time IPO-costs in an amount of EUR -6.7 million and acquisition expenses of around EUR -0.8 million are contained in the position one-off transaction costs in financial year 2011. Proceeds of around EUR 25.1 million resulting from the sale of shares in BMH Berlin Mediahaus GmbH are also contained in this position. The one-off transaction costs were completely adjusted.

In a manner corresponding to the financial year 2011, restructuring expenses in an amount of EUR -0.1 million were adjusted in the financial year 2012. Acquisition expenses for purchases e.g. the purchase of the Corona portfolio in an amount of around EUR -2.4 million were adjusted. The adjustment of the LTIPs of around EUR -2.5 million was made in a manner corresponding to 2011. The position one-off transaction costs was again completely adjusted for the financial year 2012. This position includes financing costs and project expenses in an amount of around EUR -0.2 million, acquisition costs in an amount of around EUR -1.1 million as well as proceeds from the sale of shares in STRABAG Residential Property Services GmbH in an amount of around EUR 5.7 million.

The costs for purchases in an amount of EUR -1.3 million as well as expenses relating to a change in the executive board in an amount of EUR -2.1 million were adjusted in the year 2013 in the position corporate expenses. In the same manner as in previous years, the expenses from the LTIP in the amount of EUR -1.2 million were completely adjusted in the position other operating expenses and income. The adjustment of project costs for the financial year 2013 consisted of costs relating to a capital increase in the amount of around EUR -0.9 million, acquisition costs of around EUR -0.4 million as well as project costs in the amount of around EUR -19.3 million for expenses especially in connection with the merger with Deutsche Wohnen and the allocation of a provision for the office building in Charlottenstraße (formerly Kochstraße).

Since the planning does not provide for any increase in fair value of the investment properties, the results of the fair value adjustment of investment properties were also completely adjusted for the years 2011, 2012 and 2013.

2.	Operational planning of GSW

The mid-term planning prepared by GSW for the financial years 2014 to 2016 is the basis for the determination of the discounted earnings value of GSW as of 18 June 2014. We have examined this mid-term planning with regard to reasonableness. We systematically verified the structure of the planning for this purpose. We comprehensively discussed the planning assumptions and the resulting planned accounts with the executive board of

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GSW and the relevant employees. We examined the general suitability of the planned accounts as a basis for the valuation as follows:

Planning process and responsibility for the planning

The mid-term planning of GSW covers a period of three years, in the first place with regards to the planning for the respective next financial year beginning on 01 January which is adopted in the context of the budget as well as the planning of two other planning years which are based on the budget year.

The budget year is usually planned in the period between July and December and is approved by the supervisory board. The income and expenses from Residential Property Management and the income and expenses from Disposals which are prepared in consultation with the individual departments are planned by the controlling department of GSW on the basis of the planning of the portfolio management. The planning of the other operational business as well as the planning for investments includes all departments in the context of a bottom-up approach.

The two subsequent financial years are planned on the basis of the knowledge gained from the planning of the budget year. The planning is carried out by the controlling department in consultation with individual departments and the executive board of GSW. The mid-term planning prepared on this basis serves internal management purposes.

Timeliness of the planning

In order to base the valuation as of 18 June 2014 on a mid-term planning which reflects the current developments of GSW, the mid-term planning was updated by the company. This assures that the most current knowledge is reflected in the planning and that a mid-term planning is used as a basis for the valuation which represents the most current estimates about the future development of the business expected by management from today’s point of view.

The most current mid-term planning was adopted by the executive board of GSW on 15 April 2014 and submitted to the Supervisory Board for information purposes.

Structure and completeness of the planning

The consolidated planned accounts of GSW consist of a planned profit and loss statement as well as a simplified planning of the balance sheet for the financial years 2014 to 2016.

The operational planning of GSW was prepared by the responsible persons in the company on the basis of the cost of sales method and converted into the total costs method. This planning consists primarily of the earnings from Residential Property

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Management and the earnings from Disposals as well as the other expenses and income. The planned earnings from Residential Property Management and the planned earnings from Disposals were organised in detail on the basis of individual sources of sales and expenses. Reference was made to the individual residential units.

Based on the operational planning of the EBITDA as well as the present investment planning, the depreciation, the financial result and the corporate taxes were planned by the company. The planning for the financial result prepared by the company contains a result for interest which is based on planned needs for financing set forth in the mid-term planning but not on an integrated planning for financing. The balance sheet and the need for financing were accordingly planned by us in consultation with GSW. The starting point for this consisted of the audited consolidated balance sheet of GSW as of 31 December 2013. The consolidated balance sheet has been prolonged, taking into account the planned results, the investment planning, the financing structure as well as assumptions about distributions for the planning years. On this basis, the need for financing, the financial result, as well as the corporate taxes were calculated anew.

The contributions to earnings from non-consolidated companies were generally planned in the context of the results from participations. Inactive participations and participations which are not considered by the company to be material were not included in the planning. These were taken into account as special values for purposes of the valuation (see below in Section E.III.).

Planning accuracy

In order to assess the planning accuracy of GSW, we compared the actual numbers for the financial years 2011 to 2013 with the budget numbers planned by the company for these financial years.

The deviations in the financial years 2011 to 2013 with regards to the actually generated EBITDA compared to the corresponding planned numbers are shown in the following table.

Plan vs. Actuals	2011	2012	2013
GSW Immobilien AG	mEUR	mEUR	mEUR
EBITDA - Actuals	122.0	138.8	129.8
EBITDA - Budget	111.1	130.6	165.3
Delta	10.9	8.2	-35.4
Delta in %	9.8%	6.3%	-21.5%

The positive deviation of around EUR 10.9 million between the actual EBITDA compared to the planned EBITDA in the year 2011 results, next to effects related to sales and acquisitions, especially from the sale of shares in BMH Berlin Mediahaus GmbH which had not yet become adequately concrete at the time the planning was prepared.

NON-BINDING ENGLISH TRANSLATION

These realised sales proceeds were in part offset by expenses resulting from the LTIP in the context of the initial public offering which were also not planned.

The deviations between the actual EBITDA and the planned EBITDA in the amount of EUR 8.2 million for the year 2012, in addition to effects of sales and acquisitions, are primarily explained by lower vacancy rates realised in the actual numbers, lower maintenance expenses as well as sales revenues for the shares in STRABAG Residential Property Services GmbH (formerly GSW Betreuungsgesellschaft für Wohnungs- und Gewerbebau mbH) that could not yet be estimated at the time the planning was prepared.

There was a shortfall in the actual EBITDA compared to the planned EBITDA in the year 2013 of around EUR 35.4 million. This results above all from a planned, but not concluded acquisition of a real estate portfolio and the intended earnings which could not be realised. In addition, the increased expenses in connection with the takeover of GSW by Deutsche Wohnen and a provision for the intended move of GSW out of the property Charlottenstraße (formerly Kochstraße) were not taken into account in the budget planning.

No systematic planning discrepancies were apparent in the deviations between the planned and actual numbers which would cast doubt on the submitted planning as a basis for a discounted earnings valuation.

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Planned results

The planned results of GSW down to the level of the EBIT are shown as follows for the financial years 2014 to 2016 compared to the adjusted results in the past:

Earnings Statement	2011	2012	2013	2014	2015	2016
GSW Immobilien AG	Adj. Actuals	Adj. Actuals	Adj. Actuals	Budget	Plan	Plan
	mEUR	mEUR	mEUR	mEUR	mEUR	mEUR
Potential gross rental income	203.1	219.9	244.8	258.8	260.4	261.4
Vacancy loss	-9.2	-9.0	-8.6	-6.6	-6.7	-6.6
Current gross rental income	193.9	210.9	236.2	252.2	253.7	254.8
Rental loss	-6.3	-5.4	-5.2	-5.2	-5.3	-5.2
Non-recoverable operating costs	-7.9	-6.3	-6.6	-4.4	-3.6	-2.7
Maintenance	-17.7	-18.9	-19.9	-23.7	-23.8	-23.0
Other expenses	0.5	0.3	-5.4	-6.5	-6.0	-4.7
Expenses from Residential Property Management	-31.4	-30.3	-37.0	-39.8	-38.7	-35.6
Facilita	1.4	1.8	2.1	1.6	2.3	2.6
Earnings from Residential Property Management	163.9	182.4	201.3	214.0	217.3	221.8
Sales proceeds	56.8	68.5	110.2	50.0	41.8	41.8
Cost of sales	-9.0	-8.9	-7.3	-5.7	-5.3	-5.2
Carrying amounts of assets sold	-44.0	-49.5	-98.4	-34.4	-29.0	-29.0
Earnings from Disposals	3.8	10.1	4.5	9.9	7.5	7.6
Corporate expenses	-50.2	-53.2	-50.8	-48.1	-46.8	-45.7
Other operating expenses and income	0.0	0.0	0.0	-0.3	0.0	0.0
One-off transaction costs	0.0	0.0	0.0	0.0	0.0	0.0
Other Expenses and Income	-50.2	-53.2	-50.8	-48.4	-46.8	-45.7
EBITDA	117.6	139.4	155.0	175.5	178.0	183.7
Depreciation and amortisation	-1.0	-0.8	-0.5	-1.0	-0.8	-0.5
Fair value adjustment of investment properties	0.0	0.0	0.0	0.0	0.0	0.0
EBIT	116.6	138.6	154.5	174.5	177.2	183.2

Reasonableness of the planning

We verified the structure of the planning and critically reviewed the underlying assumptions. The goal was especially to test the developments assumed in the planning against the past and to examine the accuracy of the assumptions. We oriented our analysis of the planned earnings on the structure under the total costs method.

Revenues and results

GSW generates its revenues and earnings in the Residential Property Management and in the Disposal business segments. The planned development in the individual business segments is shown in the following tables:

Earnings from Residential Property Management

The business segment of Residential Property Management covers all activities of GSW in connection with letting residential and commercial properties. At the end of the financial year 2013, the real estate portfolio of GSW included 59,949 residential units and 1,013 commercial units as well as 9,663 parking spaces. The development of GSW’s portfolio in the detailed planning period is shown as follows:

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Portfolio	2011	2012	2013	2014	2015	2016
GSW Immobilien AG	Actuals	Actuals	Actuals	Budget	Plan	Plan
Residential units (01.01.)	48,776	52,790	58,668	59,949	59,323	58,823
Residential units (31.12.)	52,790	58,668	59,949	59,323	58,823	58,323
Ø Residential units	50,783	55,729	59,309	59,636	59,073	58,573
Total area residential in th. m² (01.01.)	3,003.1	3,244.0	3,547.3	3,616.1	3,576.0	3,544.5
Total area residential in th. m² (31.12.)	3,244.0	3,547.3	3,616.1	3,576.0	3,544.5	3,513.0
Ø Total area residential in th. m²	3,123.6	3,395.7	3,581.7	3,596.0	3,560.2	3,528.7
Total area commercial in th. m² (01.01.)	101.2	102.4	107.7	113.2	113.2	113.2
Total area commercial in th. m² (31.12.)	102.4	107.7	113.2	113.2	113.2	113.2
Ø Total area commercial in th. m²	101.8	105.1	110.5	113.2	113.2	113.2
Ø Total area residential + commercial in th. m²	3,225.4	3,500.7	3,692.1	3,709.2	3,673.4	3,641.9
Residential area in % of total area	96.8%	97.0%	97.0%	96.9%	96.9%	96.9%
Commercial area in % of total area	3.2%	3.0%	3.0%	3.1%	3.1%	3.1%

The development of the current gross rental income is shown in the following table:

Current gross rental income	2011	2012	2013	2014	2015	2016	2014-2016
GSW Immobilien AG	Adj. Actuals	Adj. Actuals	Adj. Actuals	Budget	Plan	Plan	CAGR
	mEUR	mEUR	mEUR	mEUR	mEUR	mEUR
Potential gross rental income Residential	179.7	197.9	223.9	237.8	242.0	246.3
Potential gross rental income Others	13.5	14.2	15.4	15.9	15.3	14.0
Subsidies	9.9	7.9	5.5	5.1	3.0	1.1
Potential gross rental income	203.1	219.9	244.8	258.8	260.4	261.4
Growth in %	n.a.	8.2%	11.3%	5.7%	0.6%	0.4%	2.2%
Potential gross rental income residential per m² [1,2]	5.08	5.22	5.44	5.63	5.74	5.84
Vacancy loss	-9.2	-9.0	-8.6	-6.6	-6.7	-6.6
Vacancy loss in % of potential gross rental income	-4.5%	-4.1%	-3.5%	-2.6%	-2.6%	-2.5%
Current gross rental income	193.9	210.9	236.2	252.2	253.7	254.8
Growth in %	n.a.	8.8%	12.0%	7%	0.6%	0.4%
Current gross rental income per m² [3,4]	5.13	5.26	5.50	5.67	5.76	5.83

[1]	For fiscal years 2011 - 2013 in place rent is displayed according to annual reports.
[2]	For the planning years, potential gross rental income residential per m² is defined as potential gross rental income residential plus subsidies divided by average area residential.
[3]	For fiscal years 2011-2013, in place rent (residential & commercial) per m² according to annual reports is displayed.
[4]	For the planning years, current gross rental income per m² is defined as current gross rental income divided by average rental area residential and commercial.

The planning of the potential gross rental income, which reflects the achievable potential rents, is prepared by portfolio management at the level of the residential and commercial units for the budget year 2014 and is extrapolated for the further planning years by the controlling department of GSW in consultation with other individual departments. The total portfolio was sub-divided into a holding portfolio and a portfolio earmarked for sale. Regarding the holding portfolio a difference is made between properties financed in the free market and subsidised properties.

An average increase in potential gross rental income of around 9.8 % annually especially in connection with the expansion of the portfolio via purchases is seen in the years 2012 to 2013. The company expects an average annual growth in the potential gross rental income of around 2.2 % annually in the planning years 2014 to 2016. This planned growth originates, in the first place, from intended regular increases in rents, adjustment of rent in the course of new lettings as well as increases in rent due to modernisation measures. The sale of residential units as well as the reduction of subsidies reflected in the planning (see the discussion below) dampens the growth. In the years 2014 until 2016 GSW plans total sales of 1,626 residential units with a total space of around 103,000 m²

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for purposes of adjustments of the portfolio (see Section below about earnings from Disposals).

The potential gross rental income others generally corresponds to the potential gross rental income from commercial space. The down-turn in the development of the potential gross rental income in the detailed planning period starting in the year 2015 is the result of the planned move of GSW out of the leased premises Charlottenstraße (formerly Kochstraße). Parts of which are still currently subleased.

GSW receives subsidies from subsidy programs in the context of social housing in the region of Berlin. These subsidies are paid out to the company as compensation for letting residential units below the normal rent to cover costs (§ 8 WoBindG) and amounted in the financial year 2013 to EUR 5.5 million. Based on the year 2013 and on contractually regulated provisions in the subsidy programs, GSW expects a decrease to around EUR 1.1 million in the year 2016.

The planned vacancy loss expressed as percentage of potential gross rental income (so-called vacancy rate) in the financial year 2011 was around 4.5%. GSW succeeded by the year 2013 in reducing this rate to 3.5%. In the detailed planning period the company expects to be able to realise a further reduction of the vacancy loss to 2.5 % relative to potential gross rental income in light of the expected positive development of the market in the Berlin region.

The current gross rental income is derived as the sum of the potential gross rental income, subsidies and the vacancy loss. Based on the above described development, GSW expects accordingly an increase in current gross rental income in the detailed planning period based on the year 2013. The monthly current gross rental income per m² in the detailed planning period increases overall from around EUR 5.67 per m² in the planning year 2014 to around EUR 5.83 per m² in the planning year 2016.

NON-BINDING ENGLISH TRANSLATION

The expenses from Residential Property Management include costs from rental losses, non-recoverable operating costs, maintenance expenses, as well as other income and expenses (other expenses) allocated to expenses from Residential Property Management:

Expenses from Residential Property Management GSW Immobilien AG	2011 Adj. Actuals mEUR	2012 Adj. Actuals mEUR	2013 Adj. Actuals mEUR	2014 Budget mEUR	2015 Plan mEUR	2016 Plan mEUR
Rental loss	-6.3	-5.4	-5.2	-5.2	-5.3	-5.2
in % of potential gross rental income	-3.1%	-2.4%	-2.1%	-2.0%	-2.0%	-2.0%
Non-recoverable operating costs	-7.9	-6.3	-6.6	-4.4	-3.6	-2.7
in % of potential gross rental income	-3.9%	-2.9%	-2.7%	-1.7%	-1.4%	-1.0%
Maintenance	-17.7	-18.9	-19.9	-23.7	-23.8	-23.0
in % of potential gross rental income	-8.7%	-8.6%	-8.1%	-9.2%	-9.1%	-8.8%
Other expenses	0.5	0.3	-5.4	-6.5	-6.0	-4.7
in % of potential gross rental income	0.3%	0.1%	-2.2%	-2.5%	-2.3%	-1.8%
Expenses from Residential Property Management	-31.4	-30.3	-37.0	-39.8	-38.7	-35.6
in % of potential gross rental income	-15.4%	-13.8%	-15.1%	-15.4%	-14.9%	-13.6%
Facilita	1.4	1.8	2.1	1.6	2.3	2.6
in % of potential gross rental income	0.7%	0.8%	0.9%	0.6%	0.9%	1.0%

The rental loss of GSW consists primarily of reductions in rent, write-downs on receivables as well as legal costs. The rental loss in relation to potential gross rental income decreased in the years 2011 to 2013 from around 3.1 % to around 2.1%. In addition to cost savings, the company considers an improvement in the willingness of tenants to pay to be among the reasons for this development. Based on the year 2013, the company expects a level of 2.0 % of potential gross rental income in the planning years.

The non-recoverable operating costs cover the portion of the operating costs which cannot be passed on to the tenants as well as the portion of operating costs contained in the charge for the condominium owners associations and administrative costs. The company differentiates between expenses which are permitted to be passed on but cannot be passed on as a result of vacancies, and expenses which cannot be passed on due to statutory regulations. The company was able to achieve both, an absolute reduction of the non-recoverable operating costs as well as a relative reduction of the non-recoverable operating costs when compared to the potential gross rental income between 2011 (EUR 7.9 million / 3.9%) and 2013 (EUR 6.6 million / 2.7%). GSW expects that it will be able to continue this reduction in the non-recoverable operating costs also in the planning years 2014 to 2016 down to a ratio of 1.0 % of the potential gross rental income. The company finds potential in a further reduction of the vacancies and, thus, improved possibilities for passing on operating costs and in an improvement of the management of operating costs.

The maintenance measures carried out by GSW include primarily expenses as well as investments for ongoing measures and modernisations, measures in connection with tenant turnover, planned maintenance projects as well as a surcharge for the condominium owners associations.

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Maintenance	2011	2012	2013	2014	2015	2016
Deutsche Wohnen AG (without GSW)	Adj. Actuals	Adj. Actuals	Adj. Actuals	Budget	Plan	Plan
	mEUR	mEUR	mEUR	mEUR	mEUR	mEUR
Potential gross rental income	203.1	219.9	244.8	258.8	260.4	261.4
Maintenance expenses	-17.7	-18.9	-19.9	-23.7	-23.8	-23.0
Capitalised modernisation expenses	-19.8	-26.3	-33.5	-33.9	-33.3	-33.1
Maintenance- & Capitalised modernisation expenses	-37.5	-45.3	-53.4	-57.6	-57.1	-56.1
Maintenance in % of potential gross rental income (w/o cap. mod. exp.)	-8.7%	-8.6%	-8.1%	-9.2%	-9.1%	-8.8%
Maintenance in % of potential gross rental income (incl. cap. mod. exp.)	-18.5%	-20.6%	-21.8%	-22.3%	-21.9%	-21.4%
Ø Total area (in th. m²)	3,225.4	3,500.7	3,692.1	3,709.2	3,673.4	3,641.9
Maintenance per m² in EUR (w/o cap. mod. exp.)	-5.49	-5.41	-5.39	-6.39	-6.48	-6.32
Maintenance per m² in EUR (incl. cap. mod. exp.)	-11.63	-12.93	-14.45	-15.54	-15.55	-15.39
Activation rate	53%	58%	63%	59%	58%	59%

The maintenance expenses in the financial year 2013 were around EUR 19.9 million and are planned to increase by around EUR 3.1 million to EUR 23.0 million by the year 2016 taking into account minor fluctuations. In relation to potential gross rental income, the maintenance expenses in the year 2016 are around 8.8%. This corresponds approximately to the level in the years 2011 and 2012. This includes above all expenses for ongoing measures which serve regular ongoing maintenance in the relevant residential units. In order to carry out the corresponding maintenance measures, GSW utilises, among others, the services of Facilita. In addition to these expense positions, the company made investments in connection with modernisations in the financial year 2013 in an amount of EUR 33.5 million. In the planning for the years 2014 to 2016 GSW assumes investments in a similar amount. In relation to potential gross rental income, the maintenance expenses and capitalised modernisation expenses are on average 21.9 % overall in the detailed planning period which corresponds to the level in the year 2013. Relating to the average residential and commercial space, the average maintenance expenses and capitalised modernisation expenses in the planning year 2016 are accordingly around EUR 15.39 per m².

In addition to the above positions, the expenses from Residential Property Management include other expenses and income (other expenses). This includes expenses for marketing, lease payments and management fees. The other expenses and income in the financial year 2013 totalled around EUR 5.4 million and were thus substantially higher than in the previous years 2011 and 2012. This position was primarily influenced by revenues from management of third party properties of STRABAG Residential Property Services GmbH (formerly GSW Betreuungsgesellschaft für Wohnungs- und Gewerbebau mbH), the shares of which were sold at the end of the year 2012. The planning of other expenses and income was made on the basis of the financial year 2013. An increase in other expenses and income is expected for the budget year 2014 which is attributable to a great extent to management fees for third parties for portfolios acquired in the past. This management activity is supposed to be performed by GSW itself in subsequent years which is expected to lead to cost savings and a corresponding reduction in the expenses.

As explained in Section B.I.2.a), Facilita provides the complete range of services for the infrastructural- and technical facility management of GSW as a group services company.

NON-BINDING ENGLISH TRANSLATION

In addition to the services for GSW, Facilita renders services to third parties. GSW expects in the detailed planning period generally a slight increase in the earnings.

Earnings from Disposals

GSW plans in the years 2014 to 2016 to sell residential units on an individual basis. The planned earnings from Disposals are shown as follows compared to the adjusted results in the past:

Earnings from Disposals GSW Immobilien AG	2011 Adj. Actuals mEUR	2012 Adj. Actuals mEUR	2013 Adj. Actuals mEUR	2014 Budget mEUR	2015 Plan mEUR	2016 Plan mEUR
Sales proceeds	56.8	68.5	110.2	50.0	41.8	41.8
Total m² sold (in th.)	58.9	56.8	113.6	40.1	31.5	31.5
Sales proceeds per m²	965	1,206	970	1,247	1,328	1,328
Cost of sales	-9.0	-8.9	-7.3	-5.7	-5.3	-5.2
Cost of sales in % of sales proceeds	-15.9%	-13.0%	-6.6%	-11.4%	-12.7%	-12.4%
Carrying amounts of assets sold	-44.0	-49.5	-98.4	-34.4	-29.0	-29.0
Carrying amounts of assets sold in % of sales proceeds	-77.4%	-72.2%	-89.3%	-68.8%	-69.4%	-69.4%
Earnings from Disposals	3.8	10.1	4.5	9.9	7.5	7.6
Margin Earnings from Disposals	6.7%	14.8%	4.1%	19.8%	17.9%	18.2%

The selection of the residential units to be sold is made by GSW above all on the basis of considerations relating to economic viability. The sales prices are determined for planning purposes for each residential unit to be sold on the basis of market research, experiences as well as market estimates by brokers. As a reference market price for the financial year 2014 a sales price per m² was assumed and was taken into account when extending the planning of Disposals for the planning years 2015 and 2016. In addition to the planning of the sales proceeds from Disposals, the company has made assumptions for the cost of sales for each unit to be sold in the financial years 2014 to 2016, which especially include commissions and costs for brokers.

Other expenses and income

The adjusted other expenses and income in the financial year 2013 are EUR -50.8 million. This amount corresponds to the corporate expenses in the financial year 2013; during the course of making adjustments for the past, the one-off transaction costs as well as other operating expenses and income were completely adjusted.

Other Expenses and Income GSW Immobilien AG	2011 Adj. Actuals mEUR	2012 Adj. Actuals mEUR	2013 Adj. Actuals mEUR	2014 Budget mEUR	2015 Plan mEUR	2016 Plan mEUR
Staff expenses	-29.2	-31.3	-29.5	-27.9	-28.2	-28.3
General and administration expenses	-20.9	-21.9	-21.3	-20.2	-18.6	-17.4
Corporate expenses	-50.2	-53.2	-50.8	-48.1	-46.8	-45.7
Other operating expenses and income	0.0	0.0	0.0	-0.3	0.0	0.0
One-off transaction costs	0.0	0.0	0.0	0.0	0.0	0.0
Other Expenses and Income	-50.2	-53.2	-50.8	-48.4	-46.8	-45.7

NON-BINDING ENGLISH TRANSLATION

The adjusted corporate expenses in the financial year 2013 include staff expenses in an amount of EUR 29.5 million and general and administration expenses of EUR 21.3 million. These include especially costs for advisory services, IT and premises.

In the planning year 2014, GSW expects a decrease in the staff expenses compared to the previous year from EUR 29.5 million to EUR 27.9 million. According to the provided information, this reduction has its basis in a reduction of expenses in the area of administration in the headquarters functions. Starting in the planning year 2015, GSW assumes that there will be a slight increase in staff expenses on average of around 0.8 % annually.

Based on general and administration expenses of EUR 21.3 million in the year 2013, GSW plans a reduction of these costs in the detailed planning period to EUR 17.4 million in the year 2016. The reason for this, among other aspects, is the move out of the leased premises Charlottenstraße (formerly Kochstraße) planned for the year 2015 which is expected to yield significant savings in costs.

One-time costs related to the introduction of a new corporate model in an amount of EUR 0.3 million are planned for the year 2014. Aside from this, the company does not expect any other expenses and income. GSW plans no projects during the detailed planning period which have a one-time nature such as acquisitions and capital measures so that no one-off transaction costs were taken into account in the detailed planning period.

EBITDA

EBITDA GSW Immobilien AG	2011	2012	2013	2014	2015	2016
	Adj. Actuals	Adj. Actuals	Adj. Actuals	Budget	Plan	Plan
	mEUR	mEUR	mEUR	mEUR	mEUR	mEUR
Income from Residential Property Management	203.1	219.9	244.8	258.8	260.4	261.4
Income from Disposals	56.8	68.5	110.2	50.0	41.8	41.8
Total income	260.0	288.4	355.0	308.8	302.2	303.2
Expenses from Residential Property Management	-39.2	-37.5	-43.5	-44.8	-43.1	-39.6
Expenses from Disposals	-53.0	-58.4	-105.7	-40.1	-34.3	-34.2
Other Expenses and Income	-50.2	-53.2	-50.8	-48.4	-46.8	-45.7
Total expenses	-142.4	-149.0	-200.0	-133.3	-124.2	-119.5
EBITDA	117.6	139.4	155.0	175.5	178.0	183.7
EBITDA-growth in %	n.a.	18.5%	11.2%	13.2%	1.4%	3.2%
EBITDA-margin (in % of total income)	45.2%	48.3%	43.7%	56.8%	58.9%	60.6%
EBITDA-margin (in % of potential gross rental income)	57.9%	63.4%	63.3%	67.8%	68.4%	70.3%

The EBITDA increases from EUR 155.0 million in the financial year 2013 to an expected amount of EUR 183.7 million in the planning year 2016. This corresponds to an annual average rate of growth of around 5.8%. The increase is especially a result of both, the increase in the current gross rental income resulting from increases in rents and a reduction in the vacancies as well as from a reduction of the other expenses and income.

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Based on the explanations provided to us by GSW concerning the planning assumptions, and on our analysis of the results in the past, we consider the assumptions upon which GSW’s mid-term planning is based to be plausible.

Depreciation

The planned depreciation relates to the tangible and intangible assets of GSW which are subject to being used up. In general, the fixed assets of GSW have a stable state so that investments are only made to preserve the existing substance. According to information from the company, investments for expansion are not planned. The depreciation decreases overall from around EUR 1 million in 2014 to around EUR 0.5 million in 2016.

EBIT

The development of the EBIT expected by GSW (before taking into account synergies) is planned to increase on a continuous basis from EUR 154.5 million starting in the year 2013 to EUR 183.2 million in the planning year 2016.

3.	Synergies

The planning of GSW as well as the planning of Deutsche Wohnen represents the business expectations for the GSW Group and the Deutsche Wohnen Group based on the presently existing economic and legal situations. These situations are marked by the fact that Deutsche Wohnen is a majority shareholder in GSW, but no Domination Agreement has yet been concluded. The planned accounts of GSW and Deutsche Wohnen for the year 2014 to 2016 were prepared on the basis of stand-alone assumptions. Accurately, the respective planned accounts did not take synergies into account which are expected only as a consequence of the Domination Agreement (so-called post-contractual synergies or also genuine synergies).

Based on the valuation standard IDW S 1 and the case law on how synergies are to be taken into account, synergies which are expected as a result of the acquisition of the majority by Deutsche Wohnen without the intended Domination Agreement (so-called pre-contractual synergies or non-genuine synergies) were taken into account at GSW and Deutsche Wohnen when determining the respective discounted earnings value with the result that the value was increased.

In order to realise the total potential for synergies, Deutsche Wohnen already conducted an analysis of potential measures prior to making the Takeover Offer. During the course of our valuation work, these potential synergies have to be divided into pre-contractual and post-contractual synergies. We were provided with documentation on the results from the analysis of the potential for synergies for this purpose. Deutsche Wohnen examined the total expected potential for synergies and measures which are already able to

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be implemented without concluding a Domination Agreement and measures which are only legally permissible on the basis of a Domination Agreement. A determination was also made to which amount and to which degree the synergies are allocated to Deutsche Wohnen and GSW.

Deutsche Wohnen and GSW accordingly assume that pre-contractual synergies for GSW especially result due to the fact that administrative services that were purchased from external suppliers for acquired portfolios to date will be rendered by the own employees. The expected pre-contractual synergies in the expenses from Residential Property management amount in total to around EUR 1.7 million. Pre-contractual in an amount of around EUR 0.5 million are expected to result from reducing the vacancy rate and, thus, the related operating costs. Additional pre-contractual cost-saving synergies in a total amount of around EUR 4.7 million were identified in the corporate expenses resulting from cessation of the GSW listing in the Prime Standard, staff reductions as well as lower procurement of external consulting services. Furthermore, the moving out of the office building in Charlottenstraße (formerly Kochstraße) was identified as a pre-contractual synergy. The termination of the tenancy agreement of GSW for the building in the Charlottenstraße as well as the expected cost savings from this of around EUR 2 million were already taken into account in the context of the stand-alone planning as the termination of the tenancy agreement was already planned at the time the planning was prepared. The expected pre-contractual synergies are supposed to be fully realised by the planning year 2016.

The pre-contractual synergies expected by GSW were considered by us in the valuation. The identified pre-contractual synergies were added to the planned positions in the profit and loss statement to the extent they were not already contained in the stand-alone planning. The planned EBIT of GSW for the planning years 2014 to 2016 is shown as follows, including the pre-contractual synergies:

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Earnings Statement including Synergies GSW Immobilien AG	2014	2015	2016
	Budget	Plan	Plan
	mEUR	mEUR	mEUR
Potential gross rental income	258.8	260.4	261.4
Vacancy loss	-6.6	-6.7	-6.6
Current gross rental income	252.2	253.7	254.8
Rental loss	-5.2	-5.3	-5.2
Non-recoverable operating costs	-4.2	-3.4	-2.2
Maintenance costs	-23.7	-23.8	-23.0
Other expenses	-6.3	-4.7	-3.0
Expenses from Residential Property Management	-39.3	-37.1	-33.4
Facilita	1.6	2.3	2.6
Earnings from Residential Property Management	214.5	218.9	224.0
Sales proceeds	50.0	41.8	41.8
Cost of sales	-5.7	-5.3	-5.2
Carrying amounts of assets sold	-34.4	-29.0	-29.0
Earnings from Disposals	9.9	7.5	7.6
Corporate expenses	-45.9	-44.3	-41.0
Other operating expenses and income	-0.3	0.0	0.0
Other Expenses and Income	-46.2	-44.3	-41.0
EBITDA	178.3	182.1	190.7
Depreciation and amortisation	-1.0	-0.8	-0.5
EBIT	177.3	181.3	190.2

The identified post-contractual synergies result especially from infrastructure measures which unify the procedures at GSW and Deutsche Wohnen. The assumption is that post-contractual synergies on the side of GSW, for example, can be realised through optimisation measures in the context of a joint collection system. In addition, reductions in expenses in the area of supporting service functions such as information technology, accounting and controlling as well as training are expected. As has already been mentioned, these post-contractual synergies were not taken into account in the valuation on either side of GSW or Deutsche Wohnen because these synergies are expected only as consequences of the Domination Agreement.

4.	Financial result and taxes

Determination of the financial result

The financial result of GSW contains two components, the interest result as well as the result from participations.

The planned accounts prepared by the company contain a result for interest that is based on the conditions for the current credit portfolio as well as planned developments in the real estate portfolio, but not on an integrated planning for the needed financing. In the course of the valuation of GSW, we accordingly replaced this planning with an integrated planning of the need for financing which on the basis of the consolidated balance sheet as of 31 December 2013 takes into account the planning for profits and investments, the financing structure as well as pay-out assumptions.

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When deriving the interest result, we generally took into account the financing assumptions of the company. We especially considered the current loan conditions, regular amortisation payments as well as special repayments of principal related to sales out of the real estate portfolio. The resulting average interest rate for real estate loans was planned to slightly increase from around 3.7 % in 2014 to around 3.8 % in 2016. In addition to the interest expenses for real estate loans, the interest result also contains interest income from liquid funds, interest expenses for lease financing and pensions, prepayment penalties as well as interest effects resulting from adding interest to loans and amortisation of capitalised financing costs.

The direct participations of GSW in Siwoge 1992 Siedlungsplanung und Wohnbauten Gesellschaft mbH and GSZ Gebäudeservice und Sicherheitszentrale GmbH were not consolidated which is why the portions of profit of these companies are reflected in the result from participations. The planned participation income from Siwoge 1992 Siedlungsplanung und Wohnbauten Gesellschaft mbH is assessed on the basis of the proportionate planned annual profit of the company. The participation income from GSZ Gebäudeservice und Sicherheitszentrale GmbH was extrapolated on the basis of the distributions in the financial year 2013.

In addition, minor contributions to earnings from the non-consolidated direct and indirect participations of GSW in Zisa Verwaltungs GmbH, GSW Berliner Asset Invest Verwaltungs GmbH, GSW Berliner Asset Invest GmbH & Co. KG as well as Zisa Beteiligungs GmbH were included in the result from participations. Due to lack of individual planning for the respective companies, the proportionate contributions to earnings from these companies were extrapolated by GSW in a constant manner on the basis of the annual profit of the companies in the financial year 2013.

GSW also holds participations in real estate companies which are all currently being liquidated. Income from participations in these companies was accordingly only taken into account in the planning year 2014; the expected results from the liquidation are reflected as a special value (see, Section E.III).

Determination of the corporate taxes

GSW has carried out only a simplified planning of the corporate taxes. We determined the corporate taxes anew on the basis of the new calculation of the financial result.

Based on earnings before taxes, we derived the earnings before taxes for the consolidation of GSW (as the controlling entity) with its operating consolidated companies as well as for Facilita. Depreciation for tax purposes on real properties as well as differences between the planned positions for expenses and the positions for purposes of taxes were taken into account. The company overall does not expect a positive result for tax purposes for the other operational and planned subsidiaries of GSW which are not contained in the

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consolidated group, which is why no corporate taxes were determined for these companies due to reasons of materiality.

A corporate income tax rate including the solidarity surcharge was applied in an amount of 15.83 % when calculating corporate income taxes. The trade tax for the consolidation of GSW for income tax purposes (as the controlling entity) with its operating consolidated companies as well as for Facilita was calculated at a trade tax rate of around 14.35%. This is based on the trade tax assessment rate [Gewerbesteuerhebesatz] of the City of Berlin of 410%. When calculating the tax base for trade tax, additions and deductions were made pursuant to §§ 8 and 9 GewStG. Taking into account the free amount, compensation for debt was added pursuant to § 8 no. 1a GewStG. This took into account the fact that the provisions on the interest threshold under § 4h para. 2c EStG apply because the escape clause was able to be used in the past.

There were loss carry forwards for purposes of corporate income tax and trade tax on 26 November 2013 at GSW. The loss carry forwards for purposes of corporate income tax as of 26 November 2013 were around EUR 1,539 million, and the loss carry forwards for purposes of trade tax were around EUR 1,468 million, according to the provided information. Upon acquisition of more than 90 % of the shares of GSW by Deutsche Wohnen on 27 November 2013, the company currently assumes that the loss carry forwards that exist at the level of GSW will be lost because, according to the information from GSW, the assumption is that this acquisition constitutes a harmful change in shareholder structure for purposes of § 8c KStG. However, the company expects that it will be able to retain the benefit of the so-called protection rule [Verschonungsregel] under § 8c para. 1 sentence 6 KStG by realizing silent reserves of around EUR 0.7 billion that would be subject to taxation. This potentially remaining loss carry forward was taken into account by us when calculating the taxes.

Determination of minority shares

As GSW does not hold 100 % of all planned and fully consolidated affiliates, a share of the planned consolidated earnings is entitled to the remaining shareholders. GSW did not reflect any minority share in the planning. Therefore, in consultation with the company, we have determined the minority share in a simplified manner for the planning years 2014 to 2016 on the basis of the percentage minority share in the consolidated earnings in financial year 2013.

5.	Sustainable earnings

In order to determine the sustainable earnings, we have extrapolated the planned accounts of GSW up to the year 2063 (“extended planning period”) in consultation with the company, in order to derive normalised sustainable earnings. The determination of the sustainable earnings is based on the following considerations:

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The extrapolation of the potential gross rental income after the planning year 2017 is based on planned rents agreed with the company in which various effects are included. The analysis of the planning of the potential gross rental income for the existing portfolio initially shows that the potential gross rental income is on average below the market rent as of 31 December 2014. Based on the available information, we assume a difference between the planned potential gross rental income and the average market rent of around 12.1%. A recovery of the potential gross rental income to the level of the market accordingly occurs only over the extended planning period as the result of planned tenant turnover (“unit turn”) as a primary prerequisite for adjusting rent to the level of the market. The company considers an average unit turn of around 8 % annually to be realistic.

The planning of the subsidies for apartments is based on the agreements that have already been concluded for the years 2017 to 2029. Assuming that no further subsidy agreements can be made during the planning period, the planning for subsidies expires in the financial year 2029.

Vacancy losses are extrapolated in the extended planning period generally using a ratio of 2.5 % in relation to potential gross rental income. In order to extrapolate the rental loss for the financial years 2017 et seq., in agreement of GSW, we took into account a ratio of around 2.0 % in relation to the potential gross rental income. The non-recoverable operating costs as well as the maintenance expenses were generally extrapolated by taking into account developments in the portfolio as well as a rate of growth of 1.0 % annually. The activation rate of maintenance expenses was reduced over the extended planning period to the level of Deutsche Wohnen due to reasons of comparability with Deutsche Wohnen.

The extrapolation of the positions for other expenses and income in the extended planning period was generally based on a rate of growth of 1.0 % annually.

The company intends to sell a total of 449 residential units with total residential space of 28,273 m² in the year 2017. The corresponding effects for the earnings from Disposals were taken into account accordingly in the year 2017 of the extended planning period. The company does not plan any further sales in the subsequent years. The effects from the sale of residential units were taken into account in the earnings from Residential Property Management by extrapolating the positions for income and expenses.

The corporate expenses were extrapolated in the extended planning period generally on the basis of a rate of growth of 1.0 % annually.

The depreciation was extrapolated on the basis of the year 2016 also at a rate of growth of 1.0 % annually.

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The financial result was extrapolated taking into account the conditions for financing as of the end of the detailed planning period as well as the current prolongation structure. An interest rate in the long-term for real estate loans in the amount of 4.00 % was taken into account, which reflects a margin of 150 basis points derived from the current financing conditions for the company over the uniform risk free rate of 2.50%.

In light of using up the available tax loss carry forwards and the reduction of the depreciation for tax purposes, an increase in corporate taxes results in the extended planning period.

The result for the years 2064 et seq. was generally extrapolated on the basis of the planning year 2063 at a rate of growth of 1.0%.

Due to reasons of presentation, the positions in the profit and loss statement for the extended planning period 2017 to 2063 as well as years 2064 et seq. were converted to a present value equivalent in annuitised sustained earnings for the years 2017 et seq.. A presentation of the profit and loss statement including the extended planning period and the years 2064 et seq. is set forth in Annex 1.

Plan Profit- and Loss-Statement incl. Synergies GSW Immobilien AG	2014	2015	2016	2017 et seq.
	Budget	Plan	Plan	TV
	mEUR	mEUR	mEUR	mEUR
Potential gross rental income	258.8	260.4	261.4	268.0
Vacancy loss	-6.6	-6.7	-6.6	-6.7
Current gross rental income	252.2	253.7	254.8	261.3
Rental loss	-5.2	-5.3	-5.2	-5.3
Non-recoverable operating costs	-4.2	-3.4	-2.2	-1.7
Maintenance	-23.7	-23.8	-23.0	-34.2
Other expenses	-6.3	-4.7	-3.0	-2.8
Expenses from Residential Property Management	-39.3	-37.1	-33.4	-44.0
Facilita	1.6	2.3	2.6	2.4
Earnings from Residential Property Management	214.5	218.9	224.0	219.7
Sales proceeds	50.0	41.8	41.8	1.2
Cost of sales	-5.7	-5.3	-5.2	-0.2
Carrying amounts of assets sold	-34.4	-29.0	-29.0	-0.9
Earnings from Disposals	9.9	7.5	7.6	0.2
Corporate expenses	-45.9	-44.3	-41.0	-39.5
Other operating expenses and income	-0.3	0.0	0.0	0.0
Other Expenses and Income	-46.2	-44.3	-41.0	-39.5
EBITDA	178.3	182.1	190.7	180.4
Depreciation and amortisation	-1.0	-0.8	-0.5	-0.5
EBIT	177.3	181.3	190.2	179.9
Financial result	-82.3	-80.1	-80.0	-68.5
EBT	94.9	101.2	110.2	111.4
Income taxes	-3.7	-4.1	-5.2	-17.9
Consolidated earnings	91.2	97.1	105.0	93.5
Minority share consolidated earnings	-0.1	-0.1	-0.2	-0.1
Consolidated earnings after minorities	91.0	97.0	104.8	93.4

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6.	Earnings to be capitalised

For purposes of presentation in this expert report, the determined earnings to be capitalised up to the year 2064 et seq. were converted into present value equivalent sustainable earnings (annuitised) for the years 2017 et seq. The expected earnings to be capitalised for the year 2014 to 2017 et seq. are as follows:

Earnings to be capitalised GSW Immobilien AG	2014	2015	2016	2017 et seq.
	Budget	Plan	Plan	TV
	mEUR	mEUR	mEUR	mEUR
Consolidated earnings after minorities	91.0	97.0	104.8	93.4
Retained earnings	-30.0	-32.1	-35.5	-1.3
Sustainable retained earnings				-2.3
Dividends	61.0	64.9	69.3	55.0
Capital gains (fictitious retention of cons. earnings)	0.0	0.0	0.0	34.8
Income tax on dividends	-16.1	-17.1	-18.3	-14.5
Income tax on capital gains (fictitious retention)	0.0	0.0	0.0	-4.6
Earnings to be capitalised	44.9	47.8	51.0	70.7

A description of the earnings to be capitalised, including the extended planning period and for the years 2064 et seq., is set forth in Annex 1.

Retained earnings (internal financing), distribution of dividends and contribution to value from fictitious retention

In agreement with the company, a dividend distribution ratio in the amount of 60 % of the funds from operations without disposals (“FFO without disposals”), which we also applied for the extended planning period, was applied for the detailed planning period. The FFO without disposals describes the cash flow of the company from operations prior to the earnings from Disposals.

The consolidated earnings remaining after minorities and dividend distribution were completely retained in the balance sheet in the detailed period for the purpose of internal financing. The portion of the earnings remaining after a distribution of dividends which is used for internal financing in the extended planning period 2017 to 2063 is attributed directly to the shareholders as contribution to value from fictitious retention.

The approach of direct attribution of retained funds at the level of the shareholders was chosen due to reasons of simplification. In the alternative, a reinvestment in the company in the amount of the fictitiously retained earnings could be assumed at the capitalisation rate prior to the taxes accruing at the level of the business.

Retention of earnings for sustained growth

The sustained earnings in 2064 et seq. at the end of the extended planning period takes into growth of 1.0 % and is consistent with the growth in the balance sheet. The funds required to finance this growth are retained, and thus, are not available for distribution to the shareholders. The amount of the sustained retained earnings is based on the amount

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of the rate of growth relating to the equity shown in the balance sheet at the end of the extended planning period.

The consolidated earnings remaining for the years 2064 et seq. after deduction of the sustained retained earnings and after minorities (gross distribution) were allocated taking into account the historic distribution policy of listed companies that are comparable with GSW into a contribution to value from dividends and a contribution to value from fictitious retention.

Personal income tax

The tax consequences on the amounts which are distributed or are retained in the balance sheet or fictitiously retained, respectively, must be taken into account when determining the personal income tax.

In order to calculate personal income tax on the distributions of dividends, a personal income tax rate (final tax on investment income) [Abgeltungssteuer] including the solidarity surcharge was applied in an amount of around 26.38%. We convinced ourselves when determining the distributions of dividends that the dividend distributions of GSW to its shareholders cannot occur as a tax free return of contributions to capital.

With regard to the contribution to value from the fictitious retention, it was assumed that they flow directly to the shareholders with the capital gains tax being deducted. All profits from the sale of securities and corporate shares acquired after 01 January 2009 are subject to the final tax on investment income including the solidarity surcharge totalling 26.38%. The assumption can be made for purposes of typification that capital gains are only realised and taxed in the far future. The effective tax burden on gains in the stock price tends to be below those on dividends due to this tax deferral effect. Taking into account a very long holding period, an effective tax rate on capital gains from fictitious retention was deducted in one-half the amount of the final tax on investment income or around 13.19%.

The earnings to be capitalised consist of the total of the dividend distributions (minus final tax on investment income) and the capital gains (minus the tax on capital gains).

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II.	Discounted earnings value of the operational business

The forecasted earnings to be capitalised were discounted directly to the valuation date of 18 June 2014. This results in a discounted earnings value for GSW as of 18 June 2014 in an amount of EUR 1,964.7 million.

Discounted earnings value GSW Immobilien AG		2014	2015	2016	2017 et seq.
		Budget	Plan	Plan	TV
		mEUR	mEUR	mEUR	mEUR
Earnings to be capitalised		44.9	47.8	51.0	70.7
Discount rate		4.54%	4.51%	4.48%	3.45%
Discount factor		0.9764	0.9343	0.8943	25.8878
Present values		43.9	44.6	45.6	1,830.6
Discounted earnings value	18.06.2014	1,964.7

A description of the discounted earnings value including the extended planning period and years 2064 ff. is found in Annex 1.

III.	Special values

According to the information of GSW, the company has assets that are not required for the business which we classified as special values. Participations which are not covered in the planning as well as the corporate income tax credit that we were informed exists were also taken into account as special values.

Participations

GSW holds participations which were not included in the planned accounts due to reasons of materiality and, therefore, must be treated as special values.

These participations involve DCM GmbH & Co. KG Renditefonds 506 KG, DCM GmbH & Co. KG Renditefonds 507 KG, DCM GmbH & Co. KG Renditefonds 508 KG, DCM GmbH & Co. KG Renditefonds 510 KG and a minority share in STRABAG Residential Property Services GmbH. Minority shares in property companies that are in the process of being liquidated were also taken into account.

Stadtentwicklungsgesellschaft Eldenaer Straße mbH is also in liquidation. According to information of GSW, however, all material assets and liabilities already passed to other companies of GSW in the financial year 2013 which is why this company is not separately valued.

The consideration of the respective special values of the stated participations was at the book value of the participation or the proportionate equity capital in the company if this could be determined and was higher than the proportionate book value. The property companies that are being liquidated were valued with the expected proceeds from

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liquidation. The special values determined in this manner are compiled in the following table:

Special value participations
GSW	in mEUR
DCM GmbH & Co. KG Renditefonds 506 KG	0.0
DCM GmbH & Co. KG Renditefonds 507 KG	0.3
DCM GmbH & Co. KG Renditefonds 508 KG	0.1
DCM GmbH & Co. KG Renditefonds 510 KG	0.3
Minority participations (partly in liquidation)	4.9
Special value participations	5.6

Assets not required for the business

According to information of GSW, the company has assets which are not required for the business. These include items of art, architectural models as well as undeveloped land properties.

The items of art include primarily paintings. The value of the items of art and architectural models was estimated by the company at a total of around EUR 0.1 million. The undeveloped properties were included in the balance sheet in part as financial investments and also as long-term assets held for disposal. The fair market value of these properties as of 31 December 2013 is around EUR 19.0 million. The assets which are not required for the business, according to information, were taken into account at a total value of around EUR 19.1 million.

Corporate income tax credit

The corporate income tax credit existing according to the information as of 31 December 2013 in an amount of EUR 2.5 thousand was applied as a special value for purposes of the valuation. This credit was increased by interest up to the valuation date for the valuation and taken into account as a special value in an amount of EUR 2.5 thousand or around EUR 0.0 million.

The assets reflected as special values are compiled in the following table. The special values total around EUR 24.7 million as of 18 June 2014.

Special values
GSW Immobilien AG		in mEUR
Participations		5.6
Assets not required for the business		19.1
Corporate income tax credits		0.0
Special values	18.06.2014	24.7

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IV.	Discounted earnings value and value per share

We have determined an equity value as of the valuation date of 18 June 2014 of around EUR 1,989.4 million and a value per share in GSW in an amount of EUR 35.10.

Overview values
GSW Immobilien AG		in mEUR
Discounted earnings value	18.06.2014	1,964.7
Special values	18.06.2014	24.7
Enterprise value	18.06.2014	1,989.4
Number of shares outstanding (in 1,000)		56,677
Value per share in EUR	18.06.2014	35.10

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F.	VALUATION OF DEUTSCHE WOHNEN

I.	Determination of the earnings to be capitalised

1.	Analysis of the results in the past

For the purpose of valuing an enterprise, one-time or extraordinary effects need to be adjusted as part of an analysis of past results. The following table shows all identified one-time and extraordinary effects which have influenced the periodic results in the financial years 2011 to 2013.

Adjusted Actuals	2011	2012	2013	2011	2012	2013	2011	2012	2013
Deutsche Wohnen AG (without GSW)	Actuals mEUR	Actuals mEUR	Actuals mEUR	Adjustment mEUR	Adjustment mEUR	Adjustment mEUR	Adj. Actuals mEUR	Adj. Actuals mEUR	Adj. Actuals mEUR
Potential gross rental income	204.1	247.8	366.7				204.1	247.8	366.7
Vacancy loss	-7.8	-7.8	-13.2				-7.8	-7.8	-13.2
Current gross rental income	196.4	240.1	353.5				196.3	240.0	353.5
Rental loss	-1.9	-3.0	-4.0				-1.9	-3.0	-4.0
Non-recoverable operating costs	-5.8	-4.1	-8.9				-5.8	-4.1	-8.9
Maintenance	-29.6	-34.7	-58.1				-29.6	-34.7	-58.1
Other expenses	-1.7	-3.9	-6.2				-1.7	-3.9	-6.2
Expenses from Residential Property Management	-39.0	-45.7	-77.2				-39.0	-45.7	-77.2
Earnings from Residential Property Management	157.4	194.4	276.4				157.4	194.4	276.4
Sales proceeds	150.6	167.8	164.3				150.6	167.8	164.3
Cost of sales	-8.3	-11.8	-9.4				-8.3	-11.8	-9.4
Carrying amounts of assets sold	-131.7	-136.1	-131.9				-131.7	-136.1	-131.9
Earnings from Disposals	10.6	19.9	22.9				10.6	19.9	22.9
Corporate expenses	-33.0	-40.4	-48.1				-33.0	-40.4	-48.1
Other operating expenses and income	-2.3	-3.2	-5.3	2.5	0.7	2.8	0.2	-2.5	-2.5
One-off transaction costs	0.0	15.9	-17.2		-15.9	17.2	0.0	0.0	0.0
Other Expenses and Income	-35.3	-27.7	-70.6				-32.8	-42.9	-50.5
Earnings from Nursing and Assisted Living	9.2	9.9	13.2				9.2	9.9	13.2
EBITDA	142.0	196.5	241.9				144.4	181.3	262.0
Depreciation and amortisation	-3.0	-3.1	-5.5				-3.0	-3.1	-5.5
Fair value adjustment of investment properties	40.0	119.2	100.7	-40.0	-119.2	-100.7	0.0	0.0	0.0
EBIT	179.0	312.6	337.0				141.4	178.2	256.5

The adjustments in the other operating expenses and income for the financial year 2011 relate primarily to consulting expenses in advance of the acquisition of BauBeCon in 2012 in an amount of around EUR -1.7 million as well as court costs and provisions for litigation in the context of the dispute with RREEF Management GmbH in an amount of around EUR -0.9 million.

The adjustments for the financial year 2012 include around EUR -0.4 million for portfolio acquisition costs, around EUR -0.2 million for costs from capital increases in the course of portfolio acquisitions as well as around EUR -0.1 million from the transfer of booking accounts resulting from the acquisition of BauBeCon.

Expenses of around EUR -3.7 million originating from the LebensWerk acquisition, around EUR 1.2 million income from dissolving provisions and other liabilities from previous years as well as expenses of around EUR -0.3 million from a cancellation agreement in connection with the acquisition of the BauBeCon portfolio were adjusted for the financial year 2013.

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In the position one-off transaction costs, Deutsche Wohnen shows one-time expenses in connection with acquisitions. Due to their inherent extraordinary- or one-time nature, we have adjusted this position for the last years. We adjusted transaction costs in the financial year 2012 which were incurred in connection with the BauBeCon acquisition in an amount of around EUR -3.2 million and costs of around EUR -1.2 million for the integration of the BauBeCon portfolio. Income in connection with the conclusion of the settlement between Deutsche Wohnen and RREEF Management GmbH in an amount of around EUR 20.3 million was also adjusted for the financial year 2012. The project costs in the financial year 2013 include expenses of around EUR 18.9 million which resulted from the acquisition of GSW. In addition to this position, we have adjusted a balance of around EUR 1.7 million of other income which results primarily from dissolving a provision for litigation.

We have also adjusted the fair value adjustment of investment properties for the years in the past in order not to distort the comparison with the planning years, because profits from fair value adjustment of investment properties are not planned by the company.

2.	Operational planning of Deutsche Wohnen

The discounted earnings valuation as of 18 June 2014 is based on the mid-term planning prepared by Deutsche Wohnen for the financial years 2014 to 2016. We have analysed the documents provided to us for this planning with regards to reasonableness. We systematically checked the structure of the planning. We discussed the planning assumptions and the resulting planned accounts thoroughly with the executive board of Deutsche Wohnen and the responsible employees. We examined the basic suitability of the planned accounts as a basis for the valuation as follows:

Planning process and responsibility for the planning

The mid-term planning at Deutsche Wohnen covers three years with the next financial year beginning on 01 January being adopted as the budget year as well as two subsequent planning years.

The process for preparing the budget planning normally begins in September and is completed in January of the subsequent year through the approval of the budget plan by the supervisory board. The extrapolation of the budget plan for two additional financial years is made by the company and updated during the course of the year.

The budget planning for the earnings from Residential Property Management, the earnings from Disposals as well as for the earnings from Nursing and Assisted Living is closely coordinated with the individual departments and the controlling department in the context of a bottom-up approach. The planning of corporate expenses as well as the planning of investments is also carried out by involving all departments.

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The planning for the two subsequent financial years takes place on the basis of the insights gathered throughout the preparation of the current budget. A detailed bottom-up approach is also used for the main revenue-generating business segments Residential Property Management and Disposals. The planning in this regard is generally prepared by the controlling department of Deutsche Wohnen in close coordination with the individual departments. Strategic considerations (e.g. changes in the portfolio structure) are included. The planning of the business segment Nursing and Assisted Living is carried out by the management of the business unit KATHARINENHOF. The planning for depreciation, interest and taxes is located in the departments corporate finance and finance.

The planning of the budget year constitutes the basis for the future prospects of the business and is also reflected in the external communications. Deutsche Wohnen, however, does not publish any forecasts on turnover or profit which go beyond the budget year. The mid-term planning accordingly serves exclusively internal management purposes.

Timeliness of the planning

In order to take a mid-term planning into account for the determination of the value as of the valuation date of 18 June 2014, which reflects the current developments of Deutsche Wohnen, an updated mid-term planning was submitted by the company. This assures that the most current knowledge is reflected and that a mid-term planning is used as a basis for the valuation, which represents the most current estimates about the future developments of the business as expected by management from today’s point of view.

The most current mid-term planning was adopted by the executive board of Deutsche Wohnen on 15 April 2014 and was submitted to the Supervisory Board for information purposes.

Structure and completeness of the planning

The consolidated planned accounts of Deutsche Wohnen consist of a profit and loss statement as well as a simplified planned balance sheet for the financial years 2014 to 2016.

The planned accounts submitted to us contain planned earnings and expenses down to the level of the consolidated earnings on the basis of the total costs method. Starting from the operational planning of the EBITDA as well as the submitted investment planning, the depreciation, the financial result and the corporate taxes were planned by the company.

The planning of the financial result prepared by the company contains an interest result which is based on a planning for the need for financing built on the mid-term planning,

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but not an integrated planning of the need for financing. The balance sheet and the need for financing were accordingly planned anew by us in agreement with Deutsche Wohnen. The basis for this was the consolidated sub-group balance sheet of Deutsche Wohnen before consolidation of GSW as of 31 December 2013. This consolidated sub-group balance sheet was extrapolated by us taking into account the profit and loss statement, the investment planning, the financing structure as well as assumptions on distributions for the planning years. On this basis, the need for financing, the financial result as well as the corporate taxes were calculated anew.

Planning accuracy

In order to assess the planning accuracy of Deutsche Wohnen, we compared the actual numbers of the financial years 2011 to 2013 with the budget planning adopted by the company for these financial years.

The differences in the financial years 2011 to 2013 between the actually realised EBITDA and the corresponding planned numbers are shown in the following table:

Plan vs. Actuals Deutsche Wohnen AG (without GSW)	2011 mEUR	2012 mEUR	2013 mEUR
EBITDA - Actuals	142.0	196.5	241.9
EBITDA - Budget	130.9	149.7	238.5
Delta	11.1	46.8	3.4
Delta in %	8.5%	31.3%	1.4%

The positive deviation of the actual EBITDA from the planned EBITDA in the year 2011 results from an increased reduction of the vacancy rate as well as economies of scale regarding the earnings from Disposals. Overall, more units could be sold than originally assumed. Furthermore, on average higher sales prices than planned were able to be realised in the business segment Disposals. The deviations between the actual EBITDA and the planned EBITDA for the year 2012 are mostly explained by the purchase of the BauBeCon portfolio in the corresponding year. This led to overall increases in revenues and expenses. In addition, a received settlement payment which had not been anticipated in this amount led to a higher profit (see, Section F.I.1). There was only a minor difference between the actual EBITDA and the planned EBITDA in the year 2013 which is explained especially by purchases of additional portfolios.

No systematic planning discrepancies in methodology are apparent from the resulting deviations between actual and planned numbers which would cast doubt on the submitted planning as a basis for the enterprise valuation.

Planned earnings of Deutsche Wohnen

The planned earnings of Deutsche Wohnen down to the level of the EBITDA are shown as follows for the financial years 2014 to 2016 in comparison to the adjusted results in the past:

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Earnings Statement Deutsche Wohnen AG (without GSW)	2011 Adj. Actuals mEUR	2012 Adj. Actuals mEUR	2013 Adj. Actuals mEUR	2014 Budget mEUR	2015 Plan mEUR	2016 Plan mEUR
Potential gross rental income	204.1	247.8	366.7	385.1	384.2	384.8
Vacancy loss	-7.8	-7.8	-13.2	-13.5	-13.3	-13.2
Current gross rental income	196.4	240.1	353.5	371.6	370.9	371.6
Rental loss	-1.9	-3.0	-4.0	-4.5	-4.1	-3.9
Non-recoverable operating costs	-5.8	-4.1	-8.9	-8.4	-8.2	-8.0
Maintenance	-29.6	-34.7	-58.1	-61.4	-60.0	-59.0
Other expenses	-1.7	-3.9	-6.2	-8.0	-5.5	-5.4
Expenses from Residential Property Management	-39.0	-45.7	-77.2	-82.3	-77.8	-76.3
Earnings from Residential Property Management	157.4	194.4	276.4	289.3	293.1	295.3
Sales proceeds	150.6	167.8	164.3	153.5	96.8	79.6
Cost of sales	-8.3	-11.8	-9.4	-10.2	-8.0	-6.7
Carrying amounts of assets sold	-131.7	-136.1	-131.9	-123.1	-71.4	-56.4
Earnings from Disposals	10.6	19.9	22.9	20.2	17.4	16.5
Corporate expenses	-33.0	-40.4	-48.1	-45.9	-45.9	-45.9
Other operating expenses and income	0.2	-2.5	-2.5	-6.6	-4.0	-4.0
One-off transaction costs	0.0	0.0	0.0	0.0	0.0	0.0
Other Expenses and Income	-32.8	-42.9	-50.5	-52.5	-49.9	-49.9
Earnings from Nursing and Assisted Living	9.2	9.9	13.2	15.0	15.0	15.0
EBITDA	144.4	181.3	262.0	272.0	275.6	276.9
Depreciation and amortisation	-3.0	-3.1	-5.5	-5.0	-4.7	-4.6
Fair value adjustment of investment properties	0.0	0.0	0.0	0.0	0.0	0.0
EBIT	141.4	178.2	256.5	267.0	270.9	272.3

Reasonableness of the planning

We have checked the structure of the planning mathematically and assessed the underlying assumptions by means of critical analysis. The goal was specifically to test the developments assumed in the planning against the past and to examine the accuracy of the assumptions. We oriented our analysis of the planned earnings on the structure under the total costs method.

Revenues and segment results

Deutsche Wohnen generates its revenues and segment earnings in its business segments Residential Property Management, Disposals and Nursing and Assisted Living. The planned development of the business segments is shown in the following tables:

Earnings from Residential Property Management

The Residential Property Management business segment includes all activities of Deutsche Wohnen related to the area of letting residential and commercial properties. At the end of the financial year 2013, the real estate portfolio of Deutsche Wohnen consisted of 90,270 residential units, 1,133 commercial units as well as 22,170 garages and parking spaces. The development of the portfolio of Deutsche Wohnen in the detailed planning period constitutes as follows:

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Portfolio Deutsche Wohnen AG (without GSW)	2011 Actuals	2012 Actuals	2013 Actuals	2014 Budget	2015 Plan	2016 Plan
Residential units (01.01.)	47,688	50,626	72,416	90,270	87,559	86,418
Residential units (31.12.) *	50,626	72,416	90,270	87,559	86,418	85,543
Ø Residential units	49,157	61,521	81,343	88,915	86,989	85,981
Total area residential in th. m² (01.01.)	2,906.7	3,076.0	4,424.9	5,514.6	5,336.7	5,256.3
Total area residential in th. m² (31.12.)	3,076.0	4,424.9	5,514.6	5,336.7	5,256.3	5,195.1
Ø Total area residential in th. m²	2,991.3	3,750.4	4,969.7	5,425.6	5,296.5	5,225.7
Total area commercial in th. m² (01.01.)	79.7	85.3	135.8	179.0	171.0	171.0
Total area commercial in th. m² (31.12.)	85.3	135.8	179.0	171.0	171.0	171.0
Ø Total area commercial in th. m²	82.5	110.6	157.4	175.0	171.0	171.0
Ø Total area residential + commercial in th. m²	3,073.8	3,861.0	5,127.2	5,600.7	5,467.6	5,396.8
Residential area in % of total area	97.3%	97.1%	96.9%	96.9%	96.9%	96.8%
Commercial area in % of total area	2.7%	2.9%	3.1%	3.1%	3.1%	3.2%

*	Figures for 2011 include acqusitions with transfer of risks and rewards as at 01./02.01.2012

The development of the current gross rental income is shown in the following table:

Current gross rental income Deutsche Wohnen AG (without GSW)	2011 Adj. Actuals mEUR	2012 Adj. Actuals mEUR	2013 Adj. Actuals mEUR	2014 Budget mEUR	2015 Plan mEUR	2016 Plan mEUR	2014-2016 CAGR
Potential gross rental income Residential	191.4	233.2	346.4	364.0	363.8	365.0
Potential gross rental income Others	10.0	12.0	17.9	18.6	18.6	18.6
Subsidies	2.7	2.7	2.4	2.5	1.7	1.2
Potential gross rental income	204.1	247.8	366.7	385.1	384.2	384.8
Growth in %	n.a.	21.4%	48.0%	5.0%	-0.2%	0.2%	1.6%
Potential gross rental income residential per m² [1,2]	5.57	5.49	5.59	5.63	5.75	5.84
Vacancy loss	-7.8	-7.8	-13.2	-13.5	-13.3	-13.2
Vacancy loss in % of potential gross rental income	-3.8%	-3.1%	-3.6%	-3.5%	-3.5%	-3.4%
Current gross rental income	196.4	240.1	353.5	371.6	370.9	371.6
Growth in %	n.a.	22.3%	47.2%	5.1%	-0.2%	0.2%
Current gross rental income per m² [1,3]	5.57	5.49	5.59	5.53	5.65	5.74

[1]	For fiscal years 2011-2013 in place rent is displayed according to annual reports. In place rent is defined as contractually owed rent for rented residential units divided by rental area.
[2]	For the planning years, potential gross rental income residential per m² is defined as potential gross rental income residential plus subsidies divided by average area residential.
[3]	For the planning years, current gross rental income per m² is defined as current gross rental income divided by average rental area residential and commercial.

The planning of the potential gross rental income is carried out centrally originating from the level of the residential- and commercial units and is prepared by the portfolio management and the controlling department of Deutsche Wohnen in consultation with the rent management of the company and with Deutsche Wohnen Corporate Real Estate GmbH (sales of residential and commercial units). The total portfolio is divided into a holding portfolio and a portfolio earmarked for sale, depending on the region as well as the nature of the respective residential and commercial units. Depending on the attractiveness of the unit, the holding portfolio is further divided into Core+, Core and Non-Core clusters. A differentiation is also made between freely financed and subsidised properties within these portfolios. We have checked the reasonableness of the potential gross rental income in light of the historic development (acquisitions), market studies as well as the planning for Disposals.

The higher than average increase in the potential gross rental income in the years 2011 to 2013 is primarily the result of an expansion of the portfolio by way of purchases. The completed portfolio purchases lead to a reduction of the current gross rental income per m² in the year 2012 due to market conditions. The acquisitions tended to be situated in regions with lower average rents. An average growth of the potential gross rental income

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of 1.6 % annually (“CAGR”) is expected in the planning years 2014 to 2016. This expectation for growth includes both, the expectations for growth in the holding portfolio as well as the planned sales of residential and commercial units during the course of the detailed planning period (see on this point the Section on the earnings from Disposals).

The potential gross rental income in the budget year 2014 is planned individually at the level of the specific units. A differentiation is made between increases in rent relating to expected new lettings, adjustments in rent towards local comparable rents and adjustments in rent relating to modernisations. Accordingly, the potential gross rental income in the detailed planning period also reflects the company’s expectations for growth in the respective clusters Core+, Core and Non-Core as well as for the respective regions within these clusters. For example, the planning of the potential gross rental income for the years 2015 and 2016 for apartments in the cluster Core+, in which the dynamic markets such as Berlin and the Rhine-Main region are combined, has a growth, before taking into account disposals, of around 2.4%. A growth in the potential gross rental income of 2.5 % is accordingly expected for the Berlin region in analogy to the planning of GSW, while growth of the potential gross rental income of 0.5 % and 0.3 % is forecasted respectively for the clusters Core and Non-Core.

The potential gross rental income others corresponds to the potential gross rental income from commercial space, garages and parking spaces. The potential gross rental income others is expected to remain constant in the planning years 2014 to 2016.

The company is the beneficiary of subsidies in the context of the conclusion of the subsidy program with the Investitionsbank Berlin (social housing in the region of Berlin) as well as the assignment of rights to determine occupancy in the region of Hanover. These subsidies are paid out to the company as compensation for letting residential units at fixed rates per m² which lie below the normal cost of rent (§ 8 WoBindG). These subsidies amounted to EUR 2.4 million in the financial year 2013. The planning for subsidies for the years 2014 to 2016 is made on the basis of the existing subsidy programs and contracts.

The vacancy losses which reflect the vacancy rate are about 3.6 % of potential gross rental income in the financial year 2013 (including subsidies). The expectation is that the vacancy rate in the detailed planning period will improve to 3.4 % in relation to potential gross rental income in the planning year 2016. The planned vacancy losses were forecasted on the level of the individual residential and commercial units for 2014 and for the subsequent years on the basis of extrapolating past experiences. The expected ratio lies below the average of comparable companies, which can be considered as reasonable in light of the operated regions as well as regarding the status of the overall portfolio. The higher vacancy losses compared to GSW have their basis in regional differences in the portfolio structures of the two companies. Lower vacancy rates are seen in the region of

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Berlin than, for example, in the Rhine-Main region, in the Rhineland as well as in the Core regions of Deutsche Wohnen.

The current gross rental income is derived as the sum of potential gross rental income, subsidies and vacancy losses. The monthly current gross rental income per m² in the detailed planning period increases overall on a monthly basis from around EUR 5.53 per m² in the planning year 2014 to around EUR 5.74 per m² in the planning year 2016. The decrease in the planning year 2014 compared to the year 2013 (monthly current gross rental income of EUR 5.59 per m²) has its basis especially in the first full year inclusion of portfolios with lower current gross rental incomes which were acquired in 2013. Compared to GSW, the monthly current gross rental income per m² is lower in the planning year 2016. Apart from the different assumptions for growth of the potential gross rental income resulting from different portfolio structures, this is the result of the expected further decrease in the vacancy rates at GSW.

The expenses from Residential Property Management include costs for rental loss, non-recoverable operating costs, maintenance expenses as well as other expenses and income attributable to expenses from Residential Property Management (other expenses).

Expenses from Residential Property Management Deutsche Wohnen AG (without GSW)	2011 Adj. Actuals mEUR	2012 Adj. Actuals mEUR	2013 Adj. Actuals mEUR	2014 Budget mEUR	2015 Plan mEUR	2016 Plan mEUR
Rental loss	-1.9	-3.0	-4.0	-4.5	-4.1	-3.9
in % of potential gross rental income	-0.9%	-1.2%	-1.1%	-1.2%	-1.1%	-1.0%
Non-recoverable operating costs	-5.8	-4.1	-8.9	-8.4	-8.2	-8.0
in % of potential gross rental income	-2.8%	-1.7%	-2.4%	-2.2%	-2.1%	-2.1%
Maintenance	-29.6	-34.7	-58.1	-61.4	-60.0	-59.0
in % of potential gross rental income	-14.5%	-14.0%	-15.8%	-15.9%	-15.6%	-15.3%
Other expenses	-1.7	-3.9	-6.2	-8.0	-5.5	-5.4
in % of potential gross rental income	-0.8%	-1.6%	-1.7%	-2.1%	-1.4%	-1.4%
Expenses from Residential Property Management	-39.0	-45.7	-77.2	-82.3	-77.8	-76.3
in % of potential gross rental income	-19.1%	-18.4%	-21.1%	-21.4%	-20.2%	-19.8%

The rental loss at Deutsche Wohnen consists of the positions reductions in rent, write-downs, court costs and expulsion costs as well as write-downs on rent receivables and was EUR 4.0 million in the financial year 2013. This corresponds to a proportion of 1.1 % of the potential gross rental income. The increase in absolute numbers in the financial year 2013 compared to the previous year (EUR -3.0 million in 2012) resulted primarily from taking over portfolios and their inventory data (including BauBeCon). The rental loss in the financial year 2014 is influenced in this regard by the first full year inclusion of the residential units acquired in 2013 and is expected to be EUR 4.5 million. Based on past experiences, according to which an increase in the failure to pay is a direct consequence of portfolio transitions and has only temporary effects for acquiring parties, the company expects that the rental loss in the planning years 2015 and 2016 will successively lower and can be limited permanently to around 1.0 % of the potential gross rental income.

Planning the non-recoverable operating costs, the company differentiates between expenses that are generally capable of being passed on but which cannot be passed on as a

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result of vacancies, and expenses which cannot be passed on due to legal regulations. The non-recoverable operating costs in the financial year 2013 were EUR 8.9 million. This corresponds to a ratio of 2.4 % of the potential gross rental income. Due to the expectation of Deutsche Wohnen about the development of the vacancy rate, as well as the planned optimisation of the acquired portfolios, a decrease in the non-recoverable operating costs for the planning years 2014 to 2016 to an average ratio of 2.1 % of the potential gross rental income is assumed.

The maintenance expenses were EUR 58.1 million in the financial year 2013 and included primarily expenses for ongoing measures (EUR 29.5 million), measures related to tenant turnover (EUR 20.1 million), maintenance projects (EUR 5.9 million) as well as charges for condominium owners associations (EUR 3.2 million). Expenses for ongoing measures relate primarily to the normal ongoing maintenance of the relevant residential units. These include small-scale improvements such as plumbing and electrical work, which are carried out by external service providers within the scope of service contracts in coordination with the respective service points in charge. These services are reimbursed at a flat rate. This relates to around two-thirds of the ongoing maintenance measures. Larger measures, however, are carried out based on separate subcontracting. In addition, maintenance measures due to tenant turnover play a substantial role. This involves all measures which are necessary to maintain an apartment as a consequence of a tenant vacating the premises and in order to obtain standard market rents. The previous duration of the letting is determinative for the scope of the measures.

In addition to these positions that affect the profit and loss statement, the company made capitalised modernisation expenses in the amount of EUR 23.7 million in the financial year 2013.

Maintenance Deutsche Wohnen AG (without GSW)	2011 Adj. Actuals mEUR	2012 Adj. Actuals mEUR	2013 Adj. Actuals mEUR	2014 Budget mEUR	2015 Plan mEUR	2016 Plan mEUR
Potential gross rental income	204.1	247.8	366.7	385.1	384.2	384.8
Maintenance expenses	-29.6	-34.7	-58.1	-61.4	-60.0	-59.0
Capitalised modernisation expenses	-24.7	-33.2	-23.7	-24.5	-24.8	-25.0
Maintenance- & Capitalised modernisation expenses	-54.3	-67.9	-81.8	-85.9	-84.8	-84.0
Maintenance in % of potential gross rental income (w/o cap. mod. exp.)	-14.5%	-14.0%	-15.8%	-15.9%	-15.6%	-15.3%
Maintenance in % of potential gross rental income (incl. cap. mod. exp.)	-26.6%	-27.4%	-22.3%	-22.3%	-22.1%	-21.8%
Ø Total area (in th. m²)	3,073.8	3,861.0	5,127.2	5,600.7	5,467.6	5,396.8
Maintenance per m² in EUR (w/o cap. mod. exp.)	-9.63	-8.99	-11.33	-10.96	-10.97	-10.93
Maintenance per m² in EUR (incl. cap. mod. exp.)	-17.67	-17.59	-15.96	-15.34	-15.50	-15.56
Activation rate	45%	49%	29%	29%	29%	30%

The maintenance expenses in the financial year 2013 were around EUR 58.1 million and are planned to increase with minor fluctuations by around EUR 0.9 million to EUR 59.0 million by the year 2016. The maintenance expenses correspond to 15.3 % of potential gross rental income in the year 2016 and are 0.5 % below the corresponding ratio in the year 2013. These maintenance expenses include above all expenses for ongoing measures which serve the normal ongoing maintenance of the relevant residential units. The capitalised modernisation expenses amount to EUR 23.7 million in the financial year 2013

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and are planned to increase to EUR 25.0 million in the year 2016. Deutsche Wohnen assumes investments in a similar amount for planning purposes for the years 2014 to 2016. The combined maintenance expenses and capitalised modernisation expenses are on average around 22.1 % of potential gross rental income which corresponds almost exactly to the level of the year 2013. Expressed in terms of managed space, the maintenance expenses and the capitalised modernisation expenses in the planning year 2016 are accordingly around EUR 15.56 per m². The company considers this to be a normal level for maintaining the portfolio and meeting the goal of achieving standard market rents.

In addition to these expenses, the earnings from Residential Property Management include other expenses and income (other expenses). These primarily include expenses for marketing, payments for ground rents to third parties, third party management fees as well as other expenses and income. In the financial year 2013 the items reflected amounted to EUR -6.2 million. The company forecasts an increase by around EUR -1.8 million to EUR -8.0 million in the financial year 2014. The cause for this is primarily the increase in third party management fees which are still incurred in 2014 for the new portfolios because the administration by the former owners must initially be retained. The company plans to terminate these third party management agreements and cover these services through the existing own personnel in the financial year 2015. As a consequence, the other expenses and income decrease to EUR -5.5 million in 2015. The planned successive selling off of the portfolio held for disposal leads to a decrease in third party management fees, so that a further reduction of the other expenses and income in the planning year 2016 compared to the planning year 2015 will follow.

Earnings from Disposals

Based on the breakdown of the Deutsche Wohnen residential and commercial units into the sub-portfolios of Core+, Core, Non-Core and privatisation, the company plans the systematic optimisation of its portfolio by selected units. Deutsche Wohnen plans to sell a total of 4,727 units in the years 2014 to 2016, in order to optimise the portfolio in structurally weak regions and in order to use opportunities in which profits compared to the current valuation can be realised due to temporarily favourable conditions. Both, individual privatisations as well as block sales are planned for these purposes.

The individual privatisations involve mostly separated units. Many of these subdivisions originated from conditions and requirements relating to portfolio privatisations, which required a breakdown and a selling of parts of the portfolios. Deutsche Wohnen also plans individual privatisation of units based on qualitative criteria.

The main criterion for the decision to conduct a block sale is the region in which the respective residential or commercial unit is located. In the core regions of the company, mainly no block sales are expected because the company plans to retain the current

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portfolio structure in these regions. However, individual decisions can lead to opportunistic block sales in the Core+ portfolio in exceptional situations.

The proceeds from sales for each residential and commercial unit being sold are forecasted on the basis of market research and the respective market situation, experience as well as current estimates of Deutsche Wohnen and external brokers. A sales price per m² is assumed as a reference market price on this basis for the financial year 2014 which was also taken into account for extrapolating the sales proceeds for the planning years 2015 and 2016. The derivation of the earnings from Disposals is shown as follows:

Earnings from Disposals Deutsche Wohnen AG (without GSW)	2011 Adj. Actuals mEUR	2012 Adj. Actuals mEUR	2013 Adj. Actuals mEUR	2014 Budget mEUR	2015 Plan mEUR	2016 Plan mEUR
Sales proceeds - Individual privatisation	78.1	115.4	97.5	101.7	84.5	77.4
Sales proceeds - Block sales	72.5	52.4	66.7	51.8	12.3	2.2
Sales proceeds	150.6	167.8	164.3	153.5	96.8	79.6
Total m² sold (in th.)	210.5	194.9	220.8	177.9	80.4	61.2
Sales proceeds per m²	715.6	860.8	743.9	863.1	1,204.5	1,300.7
Cost of sales	-8.3	-11.8	-9.4	-10.2	-8.0	-6.7
Cost of sales in % of sales proceeds	-5.5%	-7.0%	-5.7%	-6.7%	-8.3%	-8.4%
Carrying amounts of assets sold	-131.7	-136.1	-131.9	-123.1	-71.4	-56.4
Carrying amounts of assets sold in % of sales proceeds	-87.5%	-81.1%	-80.3%	-80.2%	-73.8%	-70.9%
Earnings from Disposals	10.6	19.9	22.9	20.2	17.4	16.5
Margin Earnings from Disposals	7.0%	11.9%	14.0%	13.1%	17.9%	20.7%

The described pre-selection of the units intended for sale into individual privatisation and block sales, results in the higher average sales proceeds per m² in the case of individual privatisations. The reason for the higher average sales proceeds per m² lies in the tendency towards better markets and the different type of purchasers for the residential- and commercial units intended for individual privatisation compared to block sales.

In addition to the planning of sales proceeds, Deutsche Wohnen has forecasted specific sales costs per residential and commercial unit for the financial years 2014 to 2016. These costs are intended to be paid to a large degree as commission payments. A further core variable in the costs of sales involves the modernisation expenses incurred in the context of the sale. These result from necessary maintenance measures as a result of a tenant vacating the premises in advance of the sale.

Other expenses and income

The adjusted other expenses and income in the financial year 2013 are around EUR 50.5 million and consist of corporate expenses (around EUR 48.1 million) and other operating expenses and income (around EUR 2.5 million). In our analysis of the past, we adjusted the one-off transaction costs for the years 2011 to 2013 because of their respective one-time nature. Accordingly, these costs are no longer shown in the other expenses and income.

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Other Expenses and Income Deutsche Wohnen AG (without GSW)	2011 Adj. Actuals mEUR	2012 Adj. Actuals mEUR	2013 Adj. Actuals mEUR	2014 Budget mEUR	2015 Plan mEUR	2016 Plan mEUR
Staff expenses	-20.3	-23.6	-29.5	-30.9	-30.9	-30.9
General and administration expenses	-12.6	-16.8	-18.6	-15.0	-15.0	-15.0
Corporate expenses	-33.0	-40.4	-48.1	-45.9	-45.9	-45.9
Other operating expenses and income	0.2	-2.5	-2.5	-6.6	-4.0	-4.0
One-off transaction costs	0.0	0.0	0.0	0.0	0.0	0.0
Other Expenses and Income	-32.8	-42.9	-50.5	-52.5	-49.9	-49.9

The corporate expenses in the year 2013 in the amount of EUR 48.1 million include staff expenses in an amount of EUR 29.5 million as well as general and administration expenses in an amount of EUR 18.6 million. The staff expenses increased between 2011 (EUR 20.3 million) to the planning year 2014 (EUR 30.9 million) as a result of the continuous expansion of the portfolio and the related increase in the number of employees from 371 employees (including trainees) in the year 2011 to 530 employees (including trainees) in the planning year 2014. The average personnel expense per employee lies at a level similar to that in the previous years. The general and administration expenses include IT expenses, furnishing and equipment as well as costs for the auditor and costs for legal advice. Third party management fees incurred in connection with the purchase of the BauBeCon portfolio up to May 2013 are contained just as in previous years.

Compared with the year 2013, the general and administration expenses decrease in the detailed planning period from EUR 18.6 million (2013) to EUR 15.0 million (2014 to 2016). This results primarily from the adjustment of the third party management fees in an amount of around EUR 3.4 million as well as a reduction of IT-expenses which were required in connection with the integration of the portfolios in 2012 and 2013 by EUR 1.1 million. Assuming that additional gains in efficiency are realised in the management of the portfolios acquired in 2012 and 2013, the staff expenses and general and administration expenses are extrapolated to remain constant in the years 2015 and 2016.

The other operating expenses and income in the financial year 2013 (adjusted) are EUR -2.5 million and include primarily IT-expenses in an amount of EUR -1.5 million, expenses for legal disputes in an amount of EUR -0.6 million as well as moving costs and costs related to setting up and expanding new service points in an amount of EUR -0.4 million. The company plans an increase in other operating expenses and income in the financial year 2014 to EUR -6.6 million. The increase mainly originates from one-time expenditures resulting from the takeover of GSW as well as related integration measures. Upon completion of the transaction and a continuing reduction of the other one-time expenses, the company anticipates other operating expenses and income at EUR -4.0 million in the planning years 2015 and 2016. In addition, the results from participations of Deutsche Wohnen in the non-consolidated subsidiaries G+D Gesellschaft für Energiemanagement mbH, GIM Immobilien Management GmbH, GbR Fernheizung

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Gropiusstadt, as well as in Funk Schadensmanagement GmbH, which was established on 21 January 2014, are reflected in the other operating income and expenses.

Deutsche Wohnen has not planned any further acquisitions in the planning years 2014 to 2016 so that there are also no planned one-off transaction costs.

Earnings from Nursing and Assisted Living

The Nursing and Assisted Living business segment at Deutsche Wohnen generated income in an amount of EUR 59.9 million in the financial year 2013. These consisted of income in the areas of nursing (around EUR 52.0), income from assisted living (around EUR 3 million) and others (around EUR 4.9 million). A total of 21 properties in the German states of Berlin, Brandenburg, Lower Saxony, Saxony and Rhineland-Palatinate with 2,200 nursing places are operated in this business segment. Five additional facilities were acquired in the financial year 2013 and show their effects on the assets and financial position and earnings situation of the business segment entirely for the first time in the financial year 2014. KATHARINENHOF Seniorenwohn- und Pflegeanlage Betriebs-GmbH, including its subsidiaries, is the main operator of these units, for which the title is held by Deutsche Wohnen Group companies.

Nursing and Assisted Living Deutsche Wohnen AG (without GSW)	2011 Adj. Actuals mEUR	2012 Adj. Actuals mEUR	2013 Adj. Actuals mEUR	2014 Budget mEUR	2015 Plan mEUR	2016 Plan mEUR
Income from Nursing and Assisted Living	40.1	42.0	59.9	63.0	63.8	64.6
Nursing and corporate expenses	-11.5	-11.3	-16.5	-16.4	-16.5	-16.7
Nursing and corporate expenses in % of income	28.7%	27.0%	27.5%	26.0%	25.9%	25.8%
Staff expenses	-19.4	-20.8	-30.3	-31.6	-32.2	-32.9
Staff expenses in % of income	48.4%	49.4%	50.5%	50.2%	50.5%	50.9%
Earnings from Nursing and Assisted Living	9.2	9.9	13.2	15.0	15.0	15.0
Margin in %	22.9%	23.6%	22.0%	23.8%	23.6%	23.2%
Share of EBITDA	6.4%	5.5%	5.0%	5.5%	5.5%	5.4%

The earnings from the Nursing and Assisted Living business segment was EUR 13.2 million in the year 2013. Based on the actual data for the financial year 2013 and taking into account the completed acquisitions in the recent past, the management of KATHARINENHOF Seniorenwohn- und Pflegeanlage Betriebs-GmbH plans a continuation of the economic development of the business segment in the financial year 2014. The projection is based on the assumed mix of nursing levels as well as the expected occupancy ratio in each business unit. The company plans no further acquisitions in the detailed planning period. As a consequence, the company expects income from Nursing and Assisted Living in an amount of EUR 63.0 million for the financial year 2014, of which EUR 52.1 million is attributable to the nursing business, EUR 4.5 million to the assisted living business as well as EUR 6.3 million to other activities. The extrapolation for the financial years 2015 and 2016 was based on an assumed rate of growth of 1.3%.

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The nursing and corporate expenses in the financial year 2013 were EUR 16.5 million which corresponds to a ratio of 27.5 % compared to the segment income. The nursing and corporate expenses were influenced in previous years by costs for the integration of acquisitions. Since no further acquisitions are reflected in this business segment, the company expects a reduction of the corresponding ratio to around 25.8 % in the planning year 2016.

The further cost driver in this business segment comprises of staff expenses. These were EUR 30.3 million in 2013 which corresponds to a ratio compared to segment revenues in an amount of 50.5% (average ratio 2011 to 2013 was 49.4%). The company expects a relatively stable continuation of staff expenses as a ratio of segment income in the subsequent years 2014 to 2016. The average ratio in the planning years 2014 to 2016 is 50.5 % which corresponds to the level in the year 2013.

EBITDA

EBITDA Deutsche Wohnen AG (without GSW)	2011 Adj. Actuals mEUR	2012 Adj. Actuals mEUR	2013 Adj. Actuals mEUR	2014 Budget mEUR	2015 Plan mEUR	2016 Plan mEUR
Income from Residential Property Management	204.1	247.8	366.7	385.1	384.2	384.8
Income from Disposals	150.6	167.8	164.3	153.5	96.8	79.6
Income from Nursing and Assisted Living	40.1	42.0	59.9	63.0	63.8	64.6
Total income	394.8	457.6	590.9	601.6	544.8	529.0
Expenses from Residential Property Management	-46.8	-53.5	-90.4	-95.8	-91.1	-89.5
Expenses from Disposals	-140.0	-147.9	-141.3	-133.3	-79.4	-63.1
Expenses from Nursing and Assisted Living	-30.9	-32.1	-46.7	-48.0	-48.7	-49.5
Other Expenses and Income	-32.8	-42.9	-50.5	-52.5	-49.9	-49.9
Total expenses	-250.5	-276.4	-329.0	-329.6	-269.1	-252.0
EBITDA	144.4	181.3	262.0	272.0	275.6	276.9
EBITDA-growth in %	n.a.	25.5%	44.5%	3.8%	1.3%	0.5%
EBITDA-margin (in % of total income)	36.6%	39.6%	44.3%	45.2%	50.6%	52.3%
EBITDA-margin (in % of potential gross rental income)	70.8%	73.1%	71.4%	70.6%	71.7%	72.0%

The EBITDA increases from EUR 262.0 million in the financial year 2013 to an expected EUR 276.9 million in the planning year 2016 which corresponds to an annual average rate of growth of 1.9%. The corresponding EBITDA margins increased from 44.3 % in the financial year 2013 to 52.3 % in the planning year 2016. The increase in the budget year 2014 is primarily the result of the first full-year inclusion of the rental income from the portfolios acquired in the year 2013. In addition to the decrease in the vacancy rate from around 3.6 % in the financial year 2013 to around 3.4 % in the planning year 2016, the expenses in the earnings from Residential Property Management also decrease as a consequence of the planned Disposals, as do the other expenses and income which leads to improved margins.

Based on the explanations provided to us by Deutsche Wohnen about the planning assumptions and our analysis of the results in the past, we consider the assumptions underlying the mid-term planning of Deutsche Wohnen to be plausible.

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Depreciation

The planned depreciation relates to the tangible and intangible assets of Deutsche Wohnen which are subject to wear and tear as well as the market value of the customer base that is included in the accounts for the LebensWerk Group. Depreciation on goodwill was not planned because this is determined on the basis of an annual impairment test.

The fixed assets are generally in a stable condition so that investments are only made to preserve the existing substance. Larger investments for expansions are not planned based on the information from Deutsche Wohnen. In general, depreciation decreases from around EUR 5.0 million in 2014 to around EUR 4.6 million in 2016.

EBIT

The development of the EBIT expected by Deutsche Wohnen starting in the year 2013 until the planning year 2016 shows an increase from EUR 256.5 million (adjusted) to EUR 272.3 million. This corresponds to an average annual increase of 2.0%.

3.	Synergies

Synergies which accrue to Deutsche Wohnen independently of the conclusion of the Domination Agreement with GSW (pre-contractual synergies) have already been taken into account in the mid-term planning of Deutsche Wohnen. The expected pre-contractual synergies relate to expected cost benefits in the earnings from Residential Property Management as well as corporate expenses and are a total of around EUR 4.5 million. In particular, administrative services purchased from external providers are supposed to be rendered by the own employees.

Potentials for synergies which are only realised after conclusion of the Domination Agreement was not taken into account in the valuation as they constitute post-contractual synergies, see on this point Section E.I.3.

4.	Financial result and taxes

Determination of the financial result

The planned accounts prepared by the company contain a result for interest which is based on the conditions in the current credit portfolio as well as planned developments in the real estate portfolio but is not based on an integrated planning for needed financing. During the course of the valuation of Deutsche Wohnen, we accordingly replaced this planning with an integrated planning for needed financing which is based on the consolidated balance sheet as of 31 December 2013 and takes into account the planning

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for earnings and investments, the financing structure as well as assumptions about distributions.

We generally took into account the company’s assumption about financing when determining the interest result. We especially took into account the current loan conditions, regular amortisation payments as well as the special repayments and prepayment penalties related to sales from the real estate portfolio. The resulting average interest rate for real estate loans is planned to overall increase slightly from around 3.6 % in 2014 to around 3.8 % in 2016. In addition to the interest expenses for real estate loans, the results for interest include interest income from liquid funds, interest expenses for the convertible bond and pensions as well as interest effects resulting from adding interest to loans and provisions as well as the amortisation of capitalised financing costs.

Determination of corporate taxes

Deutsche Wohnen has carried out a planning of corporate taxes. The consolidated earnings before taxes under IFRS were converted into earnings before taxes for the tax consolidations for income tax purposes of Deutsche Wohnen, GEHAG GmbH, Rhein-Pfalz Wohnen GmbH und Rhein-Main Wohnen GmbH (in each case as a controlling entity) as well as for the other planned companies. As a result of the new calculation of the result for interest, we determined the corporate taxes anew. The calculation of earnings before taxes for tax purposes was generally used as a reference for this.

A corporate income tax rate including the solidarity surcharge in a total amount of 15.83 % was applied when calculating the corporate income taxes. The trade tax for the consolidated group of Deutsche Wohnen (as the controlling entity) with its operational, consolidated companies was calculated at a trade tax assessment rate of around 14.65%. This is based on the expected trade tax calculation rate for the consolidated group of around 418.57%. The trade tax for the consolidated groups of GEHAG GmbH, Rhine-Pfalz Wohnen GmbH und Rhine-Main Wohnen GmbH (each as a controlling entity) for income tax purposes was calculated at a trade tax rate in the amount of 14.35 % which is based on trade tax calculation rate of the City of Berlin of 410%. The individual trade tax calculation rates were taken into account for the other companies.

When calculating the tax basis for trade tax, additions and deductions were made pursuant to §§ 8 and 9 GewStG. Taking into account the free amount, compensation for debt after considering the interest barrier (§ 4h EStG in conjunction with § 8a KStG) as well as 50 % of the rents and lease payments for immovable assets pursuant to § 8 no. 1e GewStG were added. With regard to the interest barrier, Deutsche Wohnen expects that the interest barrier under § 4h para. 2c EStG applies for part of the companies because the escape clause could already be used in the past or is expected to be uses in future years. The trade tax exemptions under § 3 no. 20d GewStG were also taken into account when determining the trade tax.

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The loss carry forwards that exist and can be used for purposes of corporate income tax and trade tax as of 31 December 2013 at the companies of the Deutsche Wohnen Group totalling an amount of around EUR 1,066.2 million and around EUR 888.1 million respectively, according to the information we were provided, were taken into account when calculating the corporate taxes.

Determination of minority shares

Since Deutsche Wohnen does not have a 100 % participation in all group companies that are fully consolidated in the planning, a portion of the planned consolidated earnings belongs to the remaining shareholders. This minority share was determined in consultation with Deutsche Wohnen at the level of the individual company taking into account the minority shareholding in the respective company. The starting point for the calculation were the earnings after taxes in the individual company.

5.	Sustainable earnings

In order to determine the sustainable earnings, we have extrapolated the planned accounts of Deutsche Wohnen in consultation with the company until the year 2063 in order to derive normalised sustainable earnings. The derivation of the sustainable earnings is based on the following considerations:

The further development of the potential gross rental income starting in the planning year 2017 is based on planned rents agreed with the company which reflect various effects. In the first place, the analysis of the planned potential gross rental income for the existing portfolio of Deutsche Wohnen shows that average potential gross rental income below the market rent is expected as of 31 December 2014. Based on the documents provided to us, we assume a difference between the planned potential gross rental income and the average market rent of around 8.1%. A recovery of the target market rent to the market level will take place in the extended planning period by way of an expected tenant turnover (“unit turn”) as a material reason for adjusting rents. In coordination with Deutsche Wohnen an average unit turn of around 8 % annually is applied. It was assumed that the recovery to market rents will be completed by the financial year 2029.

The planning of subsidies for residential properties is based for the years 2017 to 2019 on agreements that have already been concluded. Assuming that no further subsidy agreements can be concluded during the planning period, the planning of subsidies expires in the financial year 2019.

Vacancy losses are extrapolated in the financial years 2017 et seq. at a constant ratio of 3.4 % annually compared to the potential gross rental income. In order to extrapolate the rental loss, we have taken into account as agreed with Deutsche Wohnen a constant ratio of 1.0 % annually compared to the potential gross rental income for the financial years

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2017 et seq. The non-recoverable operating costs as well as the maintenance expenses were extrapolated on the basis of the planning year 2016, taking into account developments in the portfolio as well as an annual rate of growth of 1.0%.

The extrapolation of other expenses and income in the earnings from Residential Property Management takes into account the successive selling of residential and commercial units which are under third party management. This position decreases to zero by the year 2022. The extrapolation of the other expense and earnings positions is on the basis of the planning year 2016 and an annual rate of growth of 1.0%.

The company intends to sell a total of 4,038 residential units with total residential space of 283,930 m² starting in the financial year 2017 through the end of the financial year 2022. The corresponding effects for the earnings from Disposals were taken into account in the extended planning period. The effects from the sale of the residential and commercial units were taken into account proportionately when extrapolating the expense positions under the earnings from Residential Property Management.

The corporate expenses in 2017 et seq. were generally extrapolated on the basis of an annual rate of growth of 1.0%. Deutsche Wohnen plans a normalised balance in the amount of EUR -2.0 million for the other expenses and earnings starting in the financial year 2017. This position was also extrapolated in the following years at an annual rate of 1.0%.

For the planning of the Nursing and Assisted Living business segment the company assumes for all revenue and expense positions an extrapolation starting in the planning year 2017 at an annual rate of growth of 1.0%.

The depreciation was generally extrapolated on the basis of the year 2016 at a rate of growth of 1.0%. The remaining useful life of the customer bases included in the accounts of the LebensWerk Group was taken into account.

The financial result was extrapolated by taking into account the financing conditions at the end of the detailed planning period as well as the current structure for extending loans. An interest rate for real estate loans in the amount of 4.00 % was taken into account for the long-term which reflects a margin of 150 basis points derived from the current financing conditions of the company on top of a uniform risk free rate of 2.50%.

In light of the exhaustion of loss carry forwards as well as a reduction of the tax depreciation, an increase in the corporate taxes is expected in the extended planning period.

The result for the years 2064 et seq. was generally extrapolated on the basis of the planning year 2063 at a rate of growth of 1.0%.

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For reasons of presentation, the positions in the profit and loss statement for the extended planning period 2017 to 2063 as well as 2064 et seq. were converted to a present value equivalent in annuitised sustained earnings for the years 2017 et seq. A description of the profit and loss statement including the extended planning period and the years 2064 et seq. is found in Annex 2.

Plan Profit and Loss Statement Deutsche Wohnen AG (without GSW)	2014 Budget mEUR	2015 Plan mEUR	2016 Plan mEUR	2017 et seq. TV mEUR
Potential gross rental income	385.1	384.2	384.8	389.5
Vacancy loss	-13.5	-13.3	-13.2	-13.4
Current gross rental income	371.6	370.9	371.6	376.1
Rental loss	-4.5	-4.1	-3.9	-3.9
Non-recoverable operating costs	-8.4	-8.2	-8.0	-7.9
Maintenance	-61.4	-60.0	-59.0	-57.6
Other expenses	-8.0	-5.5	-5.4	-4.1
Expenses from Residential Property Management	-82.3	-77.8	-76.3	-73.6
Earnings from Residential Property Management	289.3	293.1	295.3	302.5
Sales proceeds	153.5	96.8	79.6	10.5
Cost of sales	-10.2	-8.0	-6.7	-0.9
Carrying amounts of assets sold	-123.1	-71.4	-56.4	-8.1
Earnings from Disposals	20.2	17.4	16.5	1.5
Corporate expenses	-45.9	-45.9	-45.9	-47.0
Other operating expenses and income	-6.6	-4.0	-4.0	-2.0
One-off transaction costs	0.0	0.0	0.0	0.0
Other Expenses and Income	-52.5	-49.9	-49.9	-49.0
Earnings from Nursing and Assisted Living	15.0	15.0	15.0	15.4
EBITDA	272.0	275.6	276.9	270.5
Depreciation and amortisation	-5.0	-4.7	-4.6	-3.2
EBIT	267.0	270.9	272.3	267.3
Financial result	-126.2	-124.7	-122.7	-111.7
EBT	140.8	146.2	149.6	155.6
Income taxes	-13.8	-13.7	-13.0	-25.8
Consolidated earnings	127.0	132.5	136.6	129.8
Minority share consolidated earnings	-0.5	-0.6	-0.6	-0.6
Consolidated earnings after minorities	126.5	131.9	136.0	129.3

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6.	Earnings to be capitalised

For purposes of presentation in this expert report, the determined earnings to be capitalised up to the year 2064 et seq. were converted into present value equivalent sustainable earnings (annuitised) for the years 2017 et seq. The expected earnings to be capitalised for the year 2014 to 2017 et seq. are as follows:

Earnings to be capitalised Deutsche Wohnen AG (without GSW)	2014 Budget mEUR	2015 Plan mEUR	2016 Plan mEUR	2017 et seq. TV mEUR
Consolidated earnings after minorities	126.5	131.9	136.0	129.3
Retained earnings	-54.3	-55.2	-56.7	-3.6
Sustainable retained earnings				-2.8
Dividends	72.2	76.7	79.3	75.0
Capital gains (fictitious retention of cons. earnings)	0.0	0.0	0.0	47.8
Income tax on dividends	-8.6	-9.2	-9.5	-17.2
Income tax on capital gains (fictitious retention)	0.0	0.0	0.0	-6.3
Earnings to be capitalised	63.5	67.5	69.8	99.4

A description of the earnings to be capitalised, including the extended planning period and the years 2064 et seq., is contained in Annex 2.

Retention of earnings (internal financing), distribution of dividends and contribution to value from fictitious retention

A resolution is supposed to be adopted at the general shareholders meeting on 11 June 2014 about the dividend for the year 2013, which is supposed to be EUR 0.34 per share and to which the shares newly issued in the context of the GSW takeover will not participate. This dividend will already have been received by the shareholders on the valuation date so that this payment was taken into account in the planned need for financing.

A dividend distribution ratio of 60 % of the FFO without disposal was applied in consultation with the company which we have also used for the extended planning period.

The consolidated earnings remaining after minorities and dividend distribution were completely retained in the balance sheet in the detailed planning period for purposes of internal financing. The portion of the earnings which are not distributed as dividends and which remain after internal financing in the extended planning period 2017 to 2063 is directly attributed to the shareholders as a contribution to value from fictitious retention.

The approach of directly attributing the retained funds to the shareholders is chosen for reasons of simplification. In the alternative, a reinvestment within the company in the amount of the fictitiously retained earnings at the capitalisation interest rate before the taxes accruing at the level of the company could be applied with the same value.

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Retention of earnings for sustained growth

The 1.0 % growth taken into account after the end of the extended planning period in the sustained earnings for 2064 et seq. is consistent with growth in the balance sheet. The funds required to finance this growth are retained and are not available for distributions to the shareholders. The amount of the sustained retained earnings is assessed on the basis of the amount of the rate of growth related to the equity in the balance sheet at the end of the extended planning period.

The consolidated earnings after minority shares (gross distribution) remaining after deduction of sustained retained earnings for the years 2064 et seq. was divided into a contribution to value from dividends and a contribution to value from fictitious retention, taking into account the historic distribution policy of listed companies which are comparable to Deutsche Wohnen.

Personal income tax

The tax consequences on the amounts which are distributed or are retained in the balance sheet or fictitiously retained, respectively, must be taken into account when determining the personal income tax.

In order to calculate personal income tax on the distributions of dividends, a personal income tax rate (final tax on investment income) [Abgeltungssteuer] including the solidarity surcharge was applied in an amount of around 26.38%.

Pursuant to § 27 para. 1 sentence 3 KStG, a fully taxable company can return payments free of taxes to the extent that these payments exceed the distributable profit determined as of the closing of the previous financial year. The distributable profit of Deutsche Wohnen for this purpose will first become positive in future planning years so that distributions of Deutsche Wohnen to its shareholders will in part initially occur as tax exempt repayments of contributions. Thereby account was taken to the fact that for domestic shareholders who have acquired shares in Deutsche Wohnen after 01 January 2009, distributions from the contribution accounts and reduce the acquisition costs of the shares in the view of the tax administration, which, thus leads to an increase in the taxable capital gains when the shareholders sell the shares.

With regard to the contribution to value from the fictitious retention, it was assumed that they flow directly to the shareholders with the capital gains tax being deducted.

All profits from the sale of securities and corporate shares acquired after 01 January 2009 are subject to the final tax on investment income including the solidarity surcharge totalling around 26.38%. The assumption can be made for purposes of typification that capital gains are only realised and taxed in the distant future. The effective tax burden on gains in the stock price tends to be below those on dividends due to this tax deferral

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effect. Taking into account a very long holding period, an effective tax rate on capital gains from the fictitious earnings was deducted in one-half the amount of the final tax on investment income or around 13.19%.

The earnings to be capitalised consist of the total of the dividend distributions (minus final tax on investment income) and the contribution to value from fictitious retention (minus the tax on capital gains).

II.	Discounted earnings value of the operational business

The forecasted earnings were directly discounted to the valuation date of 18 June 2014. This results in a discounted earnings value for Deutsche Wohnen (without GSW) as of 18 June 2014 of around EUR 2,542.4 million.

Discounted earnings value Deutsche Wohnen AG (without GSW)		2014 Budget mEUR	2015 Plan mEUR	2016 Plan mEUR	2017 et seq. TV mEUR
Earnings to be capitalised		63.5	67.5	69.8	99.4
Discount rate		4.91%	4.84%	4.79%	3.74%
Discount factor		0.9746	0.9296	0.8872	23.7105
Present values		61.9	62.8	62.0	2,355.7
Discounted earnings value	18.06.2014	2,542.4

A description of the discounted earnings value including the extended planning period and the years 2064 et seq. is found in Annex 2.

III.	Special values

According to the information of Deutsche Wohnen, the company has assets that are not required for the business which we classified as special values. The participation in GSW, other participations which are not reflected in the planning as well as the existing corporate income tax credit were also taken into account as special values.

Participation in GSW

Deutsche Wohnen holds 52,154,429 shares in GSW at the completion of our work which corresponds to a share of around 92.02 % of the share capital of GSW. This participation of Deutsche Wohnen in GSW was proportionately taken into account as a special value in the amount of the calculated discounted earnings value of GSW as of the valuation date of 18 June 2014 in an amount of around EUR 1,830.6 million at Deutsche Wohnen.

Other participations

Deutsche Wohnen owns minority participations which were not included in the planned accounts due to reasons of materiality and must therefore be treated as special values. The

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application of the respective special value of the mentioned other participations was at the book value of the participation or the proportional equity capital of the participation if this is ascertainable higher than the proportional book value. The special values determined in this manner amount to EUR 5.6 million. Furthermore, Deutsche Wohnen holds a stake in Stadtentwicklungsgesellschaft Eldenaer Straße mbH, which is currently in liquidation. According to information of the company, all material assets and debts were already transferred in the financial year 2013 to other companies in the Deutsche Wohnen Group which is why this company was not separately valued.

Assets not required for the business

According to information of Deutsche Wohnen, the company has assets which are not required for the business. This includes items of art, architectural models as well as undeveloped land properties.

The items of art include primarily paintings. The value of the items of art and architectural models was estimated by the company to be a total of around EUR 0.6 million. The undeveloped properties are included in the accounts in part as financial investments and in part as land and buildings held for sale. The book value of these properties as of 31 December 2013 was around EUR 13.1 million. The assets which are not required for the business, according to the provided information, were taken into account in total at around EUR 13.7 million.

Corporate income tax credit

The corporate income tax credit existing for the group companies of Deutsche Wohnen, according to the provided information, were applied as a special value in the valuation. A credit for corporate income tax in an amount of around EUR 49.4 thousand existed as of 31 December 2013. This was increased by interest to the valuation date and was applied as special value in the amount of EUR 50.6 thousand.

The assets applied as special values are compiled in the following table. The special values amounted to a total of around EUR 1,850.0 million as of 18 June 2014.

Special values Deutsche Wohnen AG		in mEUR
Participation in GSW		1,830.6
Other participations		5.6
Assets not required for the business		13.7
Corporate income tax credits		0.1
Special values	18.06.2014	1,850.0

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IV.	Discounted earnings value and value per share

We have determined an equity value as of the valuation date of 18 June 2014 in an amount of around EUR 4,392.4 million and a value per share of Deutsche Wohnen in the amount of EUR 15.35.

Overview values Deutsche Wohnen AG		in mEUR
Discounted earnings value	18.06.2014	2,542.4
Special values	18.06.2014	1,850.0
Enterprise value	18.06.2014	4,392.4
Number of shares outstanding (in 1,000)		286,217
Value per share in EUR	18.06.2014	15.35

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G.	REASONABLENESS OF THE DETERMINED DISCOUNTED EARNINGS VALUES

I.	Multipliers

In order to check the reasonableness of our discounted earnings valuation based on internal corporate data, we conducted a comparative analysis on the basis of public capital markets data. Such multiplier valuations represent simplified, generalised discounted earning valuations which accordingly serve only purposes of verifying reasonableness.

Data for profit and market capitalisation of listed comparable companies (see on the point above, Section D.II.4.b) served as the basis for the multiplier valuation. We compared the classic profit number of EBITDA to the overall enterprise value (“entity value”). We referred for this purpose to the actual value and the consensus estimates of the financial information service provider Bloomberg for the actual year 2013 and the years 2014 to 2016.

We applied the resulting EBITDA multipliers for the years 2013 to 2016 to the corresponding EBITDA figures of GSW. The described approach is based on the assumption that the relationship of the total discounted earnings value and the variable for profit at the enterprise being valued is similar to that of the enterprises in the peer group. This results in the following values for GSW:

GSW Immobilien AG Equity value determined on the basis of EBITDA multipliers		2013 Actuals mEUR	2014 Plan mEUR	2015 Plan mEUR	2016 Plan mEUR
Multiplier	Minimum	21.7x	18.4x	17.3x	17.1x
	Maximum	25.3x	22.6x	20.7x	20.6x
	EBITDA	150	178	182	191
Entity Value	Minimum	3,241	3,288	3,146	3,258
	Maximum	3,779	4,022	3,764	3,927
	Net debt position	-1,815	-1,815	-1,815	-1,815
	Special Values	25	25	25	25
Equity Value	Minimum	1,451	1,497	1,356	1,468
	Maximum	1,988	2,232	1,974	2,137

After deducting the net debt position from the resulting entity values, relating to the lowest and the highest multiplier, the equity value of GSW (including special values) ranges between EUR 1,356 million and EUR 2,232 million. The equity value of GSW (including special values) derived on the basis of the discounted earnings method of EUR 1,989 million is situated in the upper range of these equity values derived in a simplified manner.

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The range of entity values determined in a simplified manner for Deutsche Wohnen was derived correspondingly to GSW. Specifically, the EBITDA multipliers obtained for the years 2013 to 2016 were applied to the corresponding EBITDA figures of Deutsche Wohnen on a stand-alone basis, i.e. without taking into account GSW, for the corresponding years. This results in the following values for Deutsche Wohnen:

Deutsche Wohnen AG Equity value determined on the basis of EBITDA multipliers		2013 Actuals mEUR	2014 Plan mEUR	2015 Plan mEUR	2016 Plan mEUR
Multiplier	Minimum	21.7x	18.4x	17.3x	17.1x
	Maximum	25.3x	22.6x	20.7x	20.6x
	EBITDA Deutsche Wohnen (stand-alone)	262	272	276	277
	proportional EBITDA GSW (92,02%)	138	164	168	175
	EBITDA	400	436	443	452
Entity Value	Minimum	8,662	8,042	7,655	7,730
	Maximum	10,098	9,837	9,161	9,318
	Net debt position Deutsche Wohnen (stand-alone)	-3,461	-3,461	-3,461	-3,461
	proportional net debt position GSW (92,02%)	-1,670	-1,670	-1,670	-1,670
	Net debt position	-5,131	-5,131	-5,131	-5,131
	Special values Deutsche Wohnen (without GSW)	19	19	19	19
	proportional special values GSW (92,02%)	23	23	23	23
	Special Values	42	42	42	42
Equity Value	Minimum	3,574	2,953	2,566	2,641
	Maximum	5,009	4,749	4,072	4,229

After deducting the net debt position of Deutsche Wohnen (without GSW) and the proportional net debt position of GSW, related to the lowest and the highest multiplier, the equity value of Deutsche Wohnen (including special values) ranges between EUR 2,566 million and EUR 5,009 million. The equity value of Deutsche Wohnen including special values derived on the basis of the discounted earnings method of EUR 4,392 million is situated in the upper range of these equity values derived in a simplified manner.

II.	Net Asset Value

In order to further check the discounted earnings values determined by us on the basis of the above corporate planning, we have referred to the EPRA NAV of the companies. The companies publish these values in their annual reports.

The EPRA NAV is a valuation standard for the fair value of the net assets of a real estate company which holds real estate for the long-term for purposes of leasing and operating it. The real properties must be valued for this purpose with their market value determined on the basis of the discounted cash flow method. Balance sheet items that

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have no impact on the company’s long-term performance when the business model is continued on a normal basis, however, must be adjusted.

The undiluted EPRA NAV as of 31 December 2013 for GSW and Deutsche Wohnen according to the respective annual reports is shown below compared to the discounted earnings values we have determined.

EPRA NAV	GSW in EUR	Deutsche Wohnen in EUR
EPRA NAV per share (undiluted)*	30.02	13.99
Discounted earnings value per share	35.10	15.35

*	as of 31.12.2013, disclosed in the respective annual reports

The discounted earnings value determined for GSW in the amount of EUR 35.10 per share is greater than the undiluted EPRA NAV of GSW of around EUR 30.02 per share. The discounted earnings value determined for Deutsche Wohnen in the amount of EUR 15.35 per share is also greater than the undiluted EPRA NAV of Deutsche Wohnen of around EUR 13.99 per share. When making this comparison, it should, however, be noted that capital market returns and in particular the risk free rate have been decreased since end of 2013 indicating slightly higher discounted earnings valuations.

The discounted earnings value determined for GSW exceeds the undiluted EPRA NAV for GSW by about 16.9 % and such to a greater extent as observable for Deutsche Wohnen (about 9.7%). This finding is not unreasonable as pre-contractual synergies were taken into account in the discounted earnings valuations of both companies. While synergies are conceptually not included in the undiluted EPRA NAV for GSW, the undiluted EPRA NAV for Deutsche Wohnen includes the goodwill from the GSW transaction which reflects expected synergies.

In summary, this consideration does not give any indication that the discounted earnings values determined by us on the basis of the existing business plannings are not reasonable.

III.	Voluntary public takeover offer and corresponding terms

The reason for our evaluation is the intention of Deutsche Wohnen and of GSW to conclude a Domination Agreement. Deutsche Wohnen AG made an offer for consideration of 51 new bearer common shares in Deutsche Wohnen with profit entitlement beginning 01 January 2014 in exchange for 20 GSW shares in the documents and publications on the Takeover Offer. This means that every GSW shareholder received 2.55 shares in Deutsche Wohnen for each share in GSW. This offer consideration included a premium compared to the stock exchange price and served the purpose, according to Deutsche Wohnen, of attractively structuring the offer for the GSW shareholders.

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Prices that are actually paid for shares in a company are generally an important orientation point for evaluating the reasonableness of the value of the company and the shares. However, they do not replace an enterprise valuation (see, IDW S 1 2008, no. 13).

According to the case law of the German Constitutional Court (BVerfG, order dated 27 April 1999 - 1 BvR 1613/94), it still constitutes a concern under constitutional law if prices actually paid by the controlling company for shares in the controlled company are not taken into account. Actually paid prices by the main shareholder on the basis of the inherit threshold benefit analysis relating to them with regard to the acquisition of control can deviate from the fair market value of the shares. Expected synergies can play a role in this.

We refer to the cited case law and consider the exchange ratio offered in the context of the Takeover Offer not to be relevant for the determination of reasonable settlement under § 305 para. 2 No. 1 AktG to be made here.

IV.	Stock exchange price

In accordance with the case law of the BGH, see, Section D.I.5, the average stock exchange price of the controlled company for a three month reference period constitutes the lower limit of value when determining the reasonable exchange ratio for the settlement or the reasonable compensation. The announcement of the measures serves as the end point for the reference period.

Based on an analysis of the development of the stock exchange price for shares in GSW and Deutsche Wohnen, we describe below the determination of the three month period that was used as a basis for determining the average stock price.

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Analysis of the development of the stock exchange price and the relationship between the stock exchange prices

The following table shows the development of the stock exchange prices for both companies as well as the related relationship between the stock prices.

Deutsche Wohnen announced on 20 August 2013 that it was making a voluntary public takeover offer to the shareholders of GSW to acquire their bearer common stock by exchanging 20 shares of GSW for each 51 new bearer common shares in Deutsche Wohnen with profit entitlement beginning 01 January 2014. On the date of this announcement, the stock price for the shares in GSW increased by around 6.3 % from EUR 31.47 to EUR 33.45, which the stock price for Deutsche Wohnen fell by around 4.7 % from EUR 14.16 to EUR 13.49. The relationship of the stock price of the GSW stock and the Deutsche Wohnen stock increased on this day from around 2.22 to around 2.48.

After the issuance of the clearance for the transaction by the federal cartel office on 30 August 2013 and the grant of approval by the shareholders of Deutsche Wohnen for a capital increase in order to enable the takeover of GSW on 30 September 2013, Deutsche Wohnen published on 01 October 2013 the Takeover Offer for the exchange of 1 share of GSW for 2.55 shares of Deutsche Wohnen. The relationship between the stock prices of these two stocks on the next day was around 2.46. By the end of the offer period, on 30 October 2013, the relationship between the stock prices was within a range of 2.41 to 2.47.

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After announcement of the final acceptance quota of around 91.05%, on 22 November 2013, Deutsche Wohnen announced on 27 November 2013 the successful implementation of the capital increase for the offer in exchange for a contribution in-kind of GSW shares. The stock price of GSW decreased from EUR 34.95 on 22 November 2013 to EUR 30.50 on 28 November 2013. The stock price of GSW continued to be weak on the following trading days and fell a year’s low of EUR 27.17 on 18 December 2013. The relationship in the stock price to Deutsche Wohnen on this date was 1.96. Since that time, the stock price of GSW again recovered to EUR 31.90 on 06 March 2014.

Deutsche Wohnen announced on 07 March 2014 that the respective executive boards of the two companies had resolved with the consent of the supervisory boards to conclude a Domination Agreement. The three-month time period prior to the announcement of the measure is determinative for determining the reasonable exchange ratio for the settlement and the reasonable compensation. Since not all stock exchanges were closed at the time of the announcement, we consider in the present case the 06 March 2014 to be the relevant date for determining the relevant average stock prices.

Relevant average stock exchange price as the lower limit on value

In order to determine the average stock exchange price in the relevant three-month period ending on 06 March 2014, reference is made to the calculation of the Federal Financial Supervisory Authority (“BaFin”). The applicable minimum price for the stock of GSW calculated by the BaFin pursuant to § 31 para. 1, 7 WpÜG in conjunction with § 5 Offer Regulation to the WpÜG [WpÜG-Angebotsverordnung] for the corresponding period of time is EUR 29.54 and accordingly lies below the discounted earnings value of GSW per share determined by us using the discounted earnings method.

Shares in GSW were traded on each of the 59 trading days in this three-month reference period from 07 December 2013 up to and including 06 March 2014. The volume of the GSW shares traded on stock exchanges on each day fluctuated during the reviewed period between 8,601 and 338,137 shares.

Since a normal period of less than six to seven months lie between the announcement of the intended structural measure on 07 March 2014 and the date of the general shareholders meeting of GSW adopting the resolution on 18 June 2014 and the date of the general shareholders meeting at Deutsche Wohnen on 11 June 2014, we do not consider it necessary to adjust the stock exchange price on the basis of the development of the stock price that took place in the meantime.

In addition to considering the average stock exchange price as the lower limit on value for GSW, we have considered the relationship between the minimum prices determined by the BaFin for the shares of GSW and Deutsche Wohnen. The valid minimum price of the stock of Deutsche Wohnen calculated by the BaFin under § 31 para. 1, 7 WpÜG in

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conjunction with § 5 WpÜG Offer Regulation is EUR 14.46 for the relevant period. The resulting relationship of the stock exchange price for GSW to Deutsche Wohnen is 2.04 and lies below the mathematical exchange ratio determined by us on the basis of the discounted earnings method (see Section H.I).

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H.	DETERMINATION OF SETTLEMENT AND COMPENSATION

I.	Settlement

The discounted earnings value of GSW as of 18 June 2014 is around EUR 1,989.4 million. This results in a value of EUR 35.10 per share of GSW with regard to the share capital of GSW divided into 56,676,960 shares.

The average stock price of GSW determined by the BaFin for the three-month period considered to be relevant is EUR 29.54 and accordingly lies below the discounted earnings value per share of EUR 35.10. Therefore, the exchange ratio used as basis for the settlement must be determined on the basis of the discounted earnings value we have determined.

The discounted earnings value of Deutsche Wohnen is around EUR 4,392,4 million as of 18 June 2014. Based on the share capital of Deutsche Wohnen divided into 286,216,731 shares, this results in a value of EUR 15.35 per share of Deutsche Wohnen.

The calculated discounted earnings values of GSW and Deutsche Wohnen result to a mathematical exchange ratio to each other of

2.29 Deutsche Wohnen shares for each GSW share.

Pursuant to § 305 AktG, the settlement must take into account the circumstances of the company at the time the resolution is adopted in the shareholders meeting of the future controlled company. If material changes result in the time between the completion of our work on 23 April 2014 and the date of adopting the resolution and the regular general shareholders meeting of GSW on 18 June 2014 which have an effect on the assessment of the settlement, these changes would subsequently have to be taken into account.

II.	Compensation

Pursuant to § 304 para. 1 sentence 2 AktG, a fixed annual payment has to be guaranteed to the minority shareholders of GSW (guaranteed dividend). The annual payment of at least that amount which could likely be distributed as an average profit share to the individual share based on the current earnings position of the company and its future earnings prospects and taking into account reasonable depreciation and value adjustments but without establishing other profit reserves must be provided as the compensation pursuant to § 304 para. 2 sentence 1 AktG. This statutory provision assures that the minority shareholder receives a compensation which corresponds in value to the average dividend which the shareholder would receive without the Domination Agreement.

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1.	Determination of the average share in the profit

The determination of an average, fixed future profit in the case of actually fluctuating expectations for profit is carried out mathematically correctly by applying interest to the present value of the fluctuating profits. The present value of the fluctuating profits is reflected in the discounted earnings value determined under the principles for the discounted earnings method pursuant to IDW S 1 2008.

The fixed compensation per share accordingly results basically by applying an interest rate to the equity value of GSW determined in section E.IV.

The risk for the recipient of the compensation related to the payment of the compensation must be examined when determining the reasonable interest rate for calculating the fixed compensation.

During the term of the Domination Agreement, the recipient of the compensation receives a fixed annual payment in the form of a guaranteed dividend which is guaranteed by Deutsche Wohnen. Thus, the recipient of the compensation has the same standing as a creditor of Deutsche Wohnen. Uncertainty exists for the recipient of the compensation with regard to the term of the Domination Agreement and the recipient’s financial position at the end of the Domination Agreement. In light of this background, the compensation is more uncertain when compared to a secure government bond, and on the other hand it must be considered more secure when compared to a share in GSW.

The relevant interest rate for determining the average lies accordingly between the risk free rate and the capitalisation interest rate involving risk. Since there are no indications that the risk tends to be at the lower or the upper level, we applied the mean value between the two returns on investment.

The interest rate applied in the annuitisation for the purpose of determining the compensation amount accordingly results from the sum of the risk free rate and one-half of the risk premium used as a basis when valuing GSW. The annuitisation rate before taxes results accordingly from the risk free rate in the amount of 2.50 % and a risk premium in the amount of around 1.48%, thus in the amount of around 3.98%.

The amount of the compensation is accordingly determined by applying the equity of GSW per share in the amount of EUR 35.10 and an annuitisation rate of around 3.98%. This results accordingly as of 18 June 2014 in a net compensation amount per GSW share of EUR 1.40.

2.	Consideration of corporate income tax according to the case law of the BGH

The BGH decided in an order dated 21 July 2003, II ZB 17/01, with regard to the compensation that the minority shareholders must be promised the likely average gross

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profit per share that is capable of being distributed, minus the corporate income tax in the amount of the respectively valid tax rate which is to be paid by the company (on distributions) as a fixed compensation within the meaning of § 304 para. 1 sentence 1, para. 2 sentence 1 AktG. The BGH refers only to the burden with German corporate income tax; other domestic as well as foreign tax burdens are not taken into account. The interaction between possible changes in the corporate income tax at the level of the company and changes in the income taxation at the level of the shareholders also is not taken into account.

According to the above referenced order, the generated profit is deemed to be the profit before corporate income tax because the amount of the corporate income tax cannot be influenced by the company alone and instead is only a result of the profit generated by the company. Especially in the case of a future lowering of the corporate income tax rate in the law, the BGH finds that there is an unjustified benefit for the company or the parent company at the expense of the minority shareholder because then a correspondingly higher amount would be available for distribution as profit than the net amount set out at one time permanently as the compensation. In the case of such a decrease in the tax rate, a full distribution of the previously determined average available gross profit would in fact no longer take place.

According to the opinion of the BGH, this approach does not call into question the principle of having a fixed valuation date because when setting the compensation, the average gross profit available for distribution must be derived as a fixed amount from the objective value of the enterprise so that only the organisational circumstances and the economic and legal structures of the company are determinative as they exist on the valuation date.

Taking into account the currently applicable corporate income tax rate of 15 % and the solidarity surcharge of 5.5%, accordingly a total of 15.83%, an annual compensation amount before corporate income tax (“gross compensation amount”) results in the gross amount of EUR 1.66 per share, which corresponds to the above calculated net compensation amount of EUR 1.40 per share. The respectively applicable burden of corporate income tax in the future must be deducted from this gross compensation amount. Upon continuation of the current tax rules, this is 15.83 % on EUR 1.66 or around EUR 0.26 per share so that the net compensation amount will continue to be EUR 1.40 per share if the tax law remains unchanged.

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I.	FINAL COMMENT

We had the mandate to conduct discounted earnings valuations of GSW and Deutsche Wohnen and to determine the amount of the reasonable settlement pursuant to § 305 AktG as well as the reasonable compensation pursuant to § 304 AktG.

The reason for this valuation is the planned conclusion of a Domination Agreement pursuant to § 291 AktG between Deutsche Wohnen AG as the controlling company and GSW as the controlled company. The regular general shareholders meeting of Deutsche Wohnen is supposed to resolve about conclusion of the Domination Agreement on 11 June 2014, and the regular general shareholders meeting of GSW is supposed to resolve on 18 June 2014.

We have prepared this expert report and especially the discounted earnings valuation of GSW and Deutsche Wohnen on the basis of the documents and information provided to us. We also took into account the results of our own examinations.

Our valuation was conducted in accordance with the standard IDW S 1 2008. This results in an equity value of around EUR 1,989.4 million or around EUR 35.10 per share for GSW and an equity value of around EUR 4,392.4 million or around EUR 15. 35 per share for Deutsche Wohnen as of 18 June 2014. On the basis of the equity values of GSW and Deutsche Wohnen it results a mathematical exchange ratio of

2.29 Deutsche Wohnen shares for each GSW share.

On the basis of the determined equity value of GSW, the annual gross compensation amount is EUR 1.66 per GSW share. The respective corporate income tax burden including the solidarity surcharge must be deducted in accordance with the respectively applicable tax rate. At the currently applicable corporate income tax rate including the solidarity surcharge of 15.83%, this results in a deduction for taxes per share in the amount of EUR 0.26 and a net compensation amount of EUR 1.40.

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If there are material changes having an effect on the assessment of the settlement and the compensation in the time between the completion of our work on 23 April 2014 and the date of adopting the resolution in the regular general shareholders meeting of GSW on 18 June 2014, these changes would have subsequently to be taken into account.

We are issuing this expert report to the best of our knowledge and ability in accordance with the professional standards as set forth in §§ 2 and 43 of the German Code for Accountants [Wirtschaftsprüferordnung] as neutral and independent experts.

Dusseldorf, 23 April 2014

Warth & Klein Grant Thornton AG

Wirtschaftsprüfungsgesellschaft

Prof. Dr. Martin Jonas	Silke Jacobs
Wirtschaftsprüfer	Wirtschaftsprüferin

Annexes

Annex 1

Planning GSW Immobilien AG		2014 Budget mEUR	2015 Plan mEUR	2016 Plan mEUR	2017 ext. Plan mEUR	2018 ext. Plan mEUR	2019 ext. Plan mEUR	2020 ext. Plan mEUR	2021 ext. Plan mEUR	2022 ext. Plan mEUR	2023 ext. Plan mEUR	2024 ext. Plan mEUR	2025 ext. Plan mEUR	2026 ext. Plan mEUR	2027 ext. Plan mEUR	2028 ext. Plan mEUR	2029 ext. Plan mEUR	2030 ext. Plan mEUR	2031 ext. Plan mEUR	2032 ext. Plan mEUR	2033 ext. Plan mEUR	…2043… ext. Plan mEUR	…2053… ext. Plan mEUR	…2063 ext. Plan mEUR	2064 et seq. TV mEUR
Potential gross rental income		258.8	260.4	261.4	265.3	270.7	274.3	278.0	281.7	285.6	289.5	293.5	297.5	301.6	305.7	309.9	314.1	318.4	322.4	325.6	328.8	363.2	401.2	443.2	447.7
Vacancy loss		-6.6	-6.7	-6.6	-6.7	-6.8	-6.9	-7.0	-7.1	-7.2	-7.3	-7.4	-7.5	-7.6	-7.7	-7.8	-7.9	-8.0	-8.1	-8.2	-8.2	-9.1	-10.1	-11.1	-11.2
Current gross rental income		252.2	253.7	254.8	258.6	263.9	267.4	271.0	274.7	278.4	282.3	286.1	290.0	294.0	298.1	302.1	306.3	310.5	314.3	317.4	320.6	354.1	391.2	432.1	436.4
Rental loss		-5.2	-5.3	-5.2	-5.3	-5.3	-5.4	-5.5	-5.6	-5.6	-5.7	-5.8	-5.9	-6.0	-6.0	-6.1	-6.2	-6.3	-6.4	-6.4	-6.5	-7.2	-7.9	-8.7	-8.8
Non-recoverable operating costs		-4.2	-3.4	-2.2	-1.8	-1.8	-1.8	-1.8	-1.8	-1.8	-1.9	-1.9	-1.9	-1.9	-1.9	-2.0	-2.0	-2.0	-2.0	-2.0	-2.1	-2.3	-2.5	-2.8	-2.8
Maintenance		-23.7	-23.8	-23.0	-23.7	-24.5	-25.7	-26.9	-28.2	-29.4	-30.7	-32.0	-33.4	-34.7	-36.1	-37.5	-38.9	-40.4	-41.8	-43.3	-44.9	-49.5	-54.7	-60.5	-67.7
Other expenses		-6.3	-4.7	-3.0	-3.0	-3.0	-3.0	-3.0	-3.0	-3.1	-3.1	-3.1	-3.2	-3.2	-3.2	-3.3	-3.3	-3.3	-3.4	-3.4	-3.4	-3.8	-4.2	-4.6	-4.7
Expenses from Residential Property Management		-39.3	-37.1	-33.4	-33.8	-34.6	-35.9	-37.3	-38.6	-40.0	-41.4	-42.8	-44.3	-45.8	-47.3	-48.8	-50.4	-52.0	-53.6	-55.2	-56.8	-62.8	-69.3	-76.6	-84.0
Facilita		1.6	2.3	2.6	2.5	2.5	2.6	2.6	2.6	2.6	2.7	2.7	2.7	2.7	2.8	2.8	2.8	2.9	2.9	2.9	2.9	3.3	3.6	4.0	4.0
Earnings from Residential Property Management		214.5	218.9	224.0	227.3	231.8	234.1	236.4	238.7	241.1	243.5	246.0	248.5	251.0	253.5	256.1	258.7	261.4	263.6	265.1	266.7	294.6	325.4	359.5	356.5
Sales proceeds		50.0	41.8	41.8	37.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cost of sales		-5.7	-5.3	-5.2	-4.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Carrying amounts of assets sold		-34.4	-29.0	-29.0	-26.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Earnings from Disposals		9.9	7.5	7.6	6.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Corporate expenses		-45.9	-44.3	-41.0	-41.1	-41.3	-41.8	-42.2	-42.6	-43.0	-43.4	-43.9	-44.3	-44.8	-45.2	-45.7	-46.1	-46.6	-47.0	-47.5	-48.0	-53.0	-58.6	-64.7	-65.3
Other operating expenses and income		-0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other Expenses and Income		-46.2	-44.3	-41.0	-41.1	-41.3	-41.8	-42.2	-42.6	-43.0	-43.4	-43.9	-44.3	-44.8	-45.2	-45.7	-46.1	-46.6	-47.0	-47.5	-48.0	-53.0	-58.6	-64.7	-65.3
EBITDA		178.3	182.1	190.7	193.1	190.5	192.3	194.2	196.1	198.0	200.1	202.1	204.1	206.2	208.3	210.4	212.6	214.8	216.5	217.6	218.7	241.6	266.9	294.8	291.1
Depreciation and amortisation		-1.0	-0.8	-0.5	-0.5	-0.5	-0.5	-0.5	-0.5	-0.5	-0.5	-0.5	-0.5	-0.6	-0.6	-0.6	-0.6	-0.6	-0.6	-0.6	-0.6	-0.7	-0.7	-0.8	-0.8
EBIT		177.3	181.3	190.2	192.6	190.0	191.8	193.7	195.5	197.5	199.5	201.5	203.6	205.7	207.8	209.9	212.0	214.2	216.0	217.0	218.1	240.9	266.2	294.0	290.3
Financial result		-82.3	-80.1	-80.0	-78.9	-78.5	-80.3	-81.7	-82.0	-82.9	-83.7	-84.4	-80.4	-77.6	-78.6	-79.6	-80.5	-81.4	-82.2	-83.0	-83.8	-90.9	-95.8	-101.2	-101.8
EBT		94.9	101.2	110.2	113.7	111.5	111.5	111.9	113.5	114.6	115.9	117.1	123.2	128.1	129.2	130.3	131.6	132.8	133.7	134.0	134.3	150.0	170.3	192.8	188.6
Income taxes		-3.7	-4.1	-5.2	-5.8	-4.9	-5.0	-5.2	-5.5	-5.8	-6.0	-6.3	-6.6	-6.9	-7.1	-7.4	-7.7	-8.0	-8.2	-8.4	-8.6	-34.7	-43.4	-52.8	-60.4
Consolidated earnings		91.2	97.1	105.0	107.9	106.6	106.5	106.8	108.0	108.9	109.8	110.8	116.6	121.2	122.0	122.9	123.9	124.8	125.5	125.6	125.7	115.3	126.9	140.0	128.2
Minority share consolidated earnings		-0.1	-0.1	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2
Consolidated earnings after minorities		91.0	97.0	104.8	107.7	106.5	106.4	106.6	107.8	108.7	109.7	110.7	116.5	121.0	121.9	122.8	123.7	124.7	125.3	125.4	125.5	115.1	126.7	139.8	128.0

Discounted Earnings Value GSW Immobilien AG		2014 Budget mEUR	2015 Plan mEUR	2016 Plan mEUR	2017 ext. Plan mEUR	2018 ext. Plan mEUR	2019 ext. Plan mEUR	2020 ext. Plan mEUR	2021 ext. Plan mEUR	2022 ext. Plan mEUR	2023 ext. Plan mEUR	2024 ext. Plan mEUR	2025 ext. Plan mEUR	2026 ext. Plan mEUR	2027 ext. Plan mEUR	2028 ext. Plan mEUR	2029 ext. Plan mEUR	2030 ext. Plan mEUR	2031 ext. Plan mEUR	2032 ext. Plan mEUR	2033 ext. Plan mEUR	…2043… ext. Plan mEUR	…2053… ext. Plan mEUR	…2063 ext. Plan mEUR	2064 et seq. TV mEUR
Consolidated earnings after minorities		91.0	97.0	104.8	107.7	106.5	106.4	106.6	107.8	108.7	109.7	110.7	116.5	121.0	121.9	122.8	123.7	124.7	125.3	125.4	125.5	115.1	126.7	139.8	128.0
Retained earnings		-30.0	-32.1	-35.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-6.1	-9.7	-10.8	0.0
Sustainable retained earnings																									-46.3
Dividends		61.0	64.9	69.3	71.0	70.0	69.9	70.1	70.1	70.7	71.3	71.9	72.5	73.1	73.6	74.1	74.7	75.3	75.7	75.7	75.8	69.6	76.6	84.5	54.2
Capital gains (fictious retention of cons. earnings)		0.0	0.0	0.0	36.7	36.5	36.4	36.5	37.7	38.0	38.4	38.8	44.0	48.0	48.3	48.7	49.0	49.4	49.7	49.7	49.7	39.5	40.4	44.5	54.2
Income tax on dividends		-16.1	-17.1	-18.3	-18.7	-18.5	-18.4	-18.5	-18.5	-18.6	-18.8	-19.0	-19.1	-19.3	-19.4	-19.5	-19.7	-19.8	-20.0	-20.0	-20.0	-18.3	-20.2	-22.3	-14.3
Income tax on capital gains (fictitious retention)		0.0	0.0	0.0	-4.8	-4.8	-4.8	-4.8	-5.0	-5.0	-5.1	-5.1	-5.8	-6.3	-6.4	-6.4	-6.5	-6.5	-6.6	-6.6	-6.6	-5.2	-5.3	-5.9	-7.1
Earnings to be capitalised		44.9	47.8	51.0	84.2	83.2	83.1	83.3	84.4	85.1	85.8	86.6	91.5	95.4	96.1	96.8	97.5	98.3	98.8	98.9	99.0	85.5	91.5	100.8	87.0
Discount rate		4.54%	4.51%	4.48%	4.45%	4.45%	4.46%	4.47%	4.48%	4.49%	4.49%	4.50%	4.51%	4.52%	4.53%	4.54%	4.55%	4.55%	4.56%	4.57%	4.58%	4.65%	4.64%	4.64%	3.64%
Discount factor		0.9764	0.9343	0.8943	0.8561	0.8196	0.7846	0.7510	0.7188	0.6880	0.6584	0.6300	0.6028	0.5768	0.5518	0.5279	0.5049	0.4829	0.4618	0.4416	0.4223	0.2688	0.1708	0.1086	2.9823
Present values		43.9	44.6	45.6	72.1	68.2	65.2	62.6	60.6	58.5	56.5	54.6	55.2	55.0	53.0	51.1	49.2	47.5	45.6	43.7	41.8	23.0	15.6	10.9	259.4
Discounted earnings value	18.06.2014	1,964.7

Annex 2

Planning Deutsche Wohnen AG (without GSW)		2014 Budget mEUR	2015 Plan mEUR	2016 Plan mEUR	2017 ext. Plan mEUR	2018 ext. Plan mEUR	2019 ext. Plan mEUR	2020 ext. Plan mEUR	2021 ext. Plan mEUR	2022 ext. Plan mEUR	2023 ext. Plan mEUR	2024 ext. Plan mEUR	2025 ext. Plan mEUR	2026 ext. Plan mEUR	2027 ext. Plan mEUR	2028 ext. Plan mEUR	2029 ext. Plan mEUR	2030 ext. Plan mEUR	2031 ext. Plan mEUR	2032 ext. Plan mEUR	2033 ext. Plan mEUR	…2043… ext. Plan mEUR	…2053… ext. Plan mEUR	…2063 ext. Plan mEUR	2064 et seq. TV mEUR
Potential gross rental income		385.1	384.2	384.8	385.6	387.8	389.8	391.9	394.0	396.1	400.0	405.7	411.6	417.5	423.5	429.6	435.0	439.4	443.8	448.2	452.7	500.1	552.4	610.2	616.3
Vacancy loss		-13.5	-13.3	-13.2	-13.2	-13.3	-13.4	-13.4	-13.5	-13.6	-13.7	-13.9	-14.1	-14.3	-14.5	-14.7	-14.9	-15.1	-15.2	-15.4	-15.5	-17.2	-19.0	-20.9	-21.1
Current gross rental income		371.6	370.9	371.6	372.4	374.5	376.4	378.4	380.5	382.5	386.2	391.8	397.5	403.2	409.0	414.9	420.1	424.3	428.6	432.9	437.2	483.0	533.5	589.3	595.2
Rental loss		-4.5	-4.1	-3.9	-3.9	-3.9	-4.0	-4.0	-4.0	-4.0	-4.1	-4.1	-4.2	-4.2	-4.3	-4.4	-4.4	-4.5	-4.5	-4.5	-4.6	-5.1	-5.6	-6.2	-6.2
Non-recoverable operating costs		-8.4	-8.2	-8.0	-8.1	-8.1	-8.1	-8.2	-8.2	-8.2	-8.3	-8.3	-8.4	-8.5	-8.6	-8.7	-8.8	-8.9	-8.9	-9.0	-9.1	-10.1	-11.1	-12.3	-12.4
Maintenance		-61.4	-60.0	-59.0	-58.2	-58.2	-58.2	-58.2	-58.2	-58.2	-58.4	-58.9	-59.5	-60.1	-60.7	-61.3	-61.9	-62.5	-63.1	-63.7	-64.3	-71.1	-78.5	-86.7	-101.3
Other expenses		-8.0	-5.5	-5.4	-5.2	-5.0	-4.8	-4.7	-4.5	-4.3	-4.1	-4.2	-4.2	-4.3	-4.3	-4.3	-4.4	-4.4	-4.5	-4.5	-4.6	-5.0	-5.6	-6.2	-6.2
Expenses from Residential Property Management		-82.3	-77.8	-76.3	-75.3	-75.2	-75.1	-75.0	-74.8	-74.7	-74.8	-75.6	-76.3	-77.1	-77.9	-78.6	-79.4	-80.2	-81.0	-81.8	-82.6	-91.2	-100.8	-111.3	-126.1
Earnings from Residential Property Management		289.3	293.1	295.3	297.0	299.2	301.3	303.5	305.6	307.8	311.4	316.3	321.2	326.1	331.1	336.2	340.7	344.1	347.6	351.1	354.6	391.7	432.7	478.0	469.1
Sales proceeds		153.5	96.8	79.6	54.7	54.7	54.7	54.7	54.7	54.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cost of sales		-10.2	-8.0	-6.7	-4.6	-4.6	-4.6	-4.6	-4.6	-4.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Carrying amounts of assets sold		-123.1	-71.4	-56.4	-42.2	-42.2	-42.2	-42.2	-42.2	-42.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Earnings from Disposals		20.2	17.4	16.5	7.9	7.9	7.9	7.9	7.9	7.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Corporate expenses		-45.9	-45.9	-45.9	-46.3	-46.8	-47.3	-47.7	-48.2	-48.7	-49.2	-49.7	-50.2	-50.7	-51.2	-51.7	-52.2	-52.7	-53.3	-53.8	-54.3	-60.0	-66.3	-73.2	-74.0
Other operating expenses and income		-6.6	-4.0	-4.0	-2.0	-2.0	-2.0	-2.1	-2.1	-2.1	-2.1	-2.1	-2.2	-2.2	-2.2	-2.2	-2.3	-2.3	-2.3	-2.3	-2.3	-2.6	-2.9	-3.2	-3.2
Other Expenses and Income		-52.5	-49.9	-49.9	-48.3	-48.8	-49.3	-49.8	-50.3	-50.8	-51.3	-51.8	-52.3	-52.9	-53.4	-53.9	-54.5	-55.0	-55.6	-56.1	-56.7	-62.6	-69.2	-76.4	-77.2
Earnings from Nursing and Assisted Living		15.0	15.0	15.0	15.2	15.4	15.5	15.7	15.8	16.0	16.1	16.3	16.5	16.6	16.8	17.0	17.1	17.3	17.5	17.7	17.8	19.7	21.8	24.0	24.3
EBITDA		272.0	275.6	276.9	271.8	273.6	275.4	277.2	279.0	280.8	276.3	280.8	285.3	289.9	294.6	299.3	303.3	306.4	309.5	312.6	315.8	348.8	385.3	425.6	416.2
Depreciation and amortisation		-5.0	-4.7	-4.6	-4.3	-4.3	-4.3	-3.2	-3.2	-3.2	-3.3	-3.3	-3.3	-3.4	-3.4	-3.4	-3.5	-3.5	-3.5	-3.6	-3.6	-3.9	-4.3	-4.8	-4.8
EBIT		267.0	270.9	272.3	267.5	269.3	271.1	274.0	275.8	277.6	273.0	277.5	282.0	286.5	291.2	295.9	299.9	302.9	306.0	309.1	312.2	344.9	381.0	420.8	411.3
Financial result		-126.2	-124.7	-122.7	-120.9	-120.8	-120.6	-120.3	-128.6	-127.7	-127.3	-128.2	-129.1	-129.9	-130.8	-131.7	-132.6	-133.5	-134.4	-135.3	-135.8	-138.5	-145.5	-153.3	-154.1
EBT		140.8	146.2	149.6	146.5	148.5	150.4	153.8	147.2	149.9	145.7	149.2	152.9	156.6	160.4	164.2	167.3	169.4	171.6	173.8	176.4	206.4	235.4	267.6	257.3
Income taxes		-13.8	-13.7	-13.0	-9.5	-10.4	-10.7	-11.1	-10.7	-11.1	-12.0	-12.5	-13.1	-13.6	-14.2	-14.7	-15.2	-15.7	-16.7	-17.1	-17.5	-38.0	-55.3	-69.1	-75.5
Consolidated earnings		127.0	132.5	136.6	137.0	138.2	139.8	142.7	136.5	138.8	133.7	136.7	139.8	143.0	146.2	149.4	152.1	153.7	154.8	156.6	158.9	168.4	180.1	198.4	181.7
Minority share consolidated earnings		-0.5	-0.6	-0.6	-0.6	-0.6	-0.6	-0.6	-0.6	-0.6	-0.6	-0.6	-0.6	-0.6	-0.6	-0.7	-0.7	-0.7	-0.7	-0.7	-0.7	-0.7	-0.8	-0.9	-0.8
Consolidated earnings after minorities		126.5	131.9	136.0	136.4	137.5	139.2	142.0	135.9	138.2	133.1	136.1	139.2	142.3	145.5	148.8	151.4	153.0	154.2	155.9	158.2	167.6	179.3	197.6	180.9

Discounted Earnings Value Deutsche Wohnen AG (without GSW)		2014 Budget mEUR	2015 Plan mEUR	2016 Plan mEUR	2017 ext. Plan mEUR	2018 ext. Plan mEUR	2019 ext. Plan mEUR	2020 ext. Plan mEUR	2021 ext. Plan mEUR	2022 ext. Plan mEUR	2023 ext. Plan mEUR	2024 ext. Plan mEUR	2025 ext. Plan mEUR	2026 ext. Plan mEUR	2027 ext. Plan mEUR	2028 ext. Plan mEUR	2029 ext. Plan mEUR	2030 ext. Plan mEUR	2031 ext. Plan mEUR	2032 ext. Plan mEUR	2033 ext. Plan mEUR	…2043… ext. Plan mEUR	…2053… ext. Plan mEUR	…2063 ext. Plan mEUR	2064 et seq. TV mEUR
Consolidated earnings after minorities		126.5	131.9	136.0	136.4	137.5	139.2	142.0	135.9	138.2	133.1	136.1	139.2	142.3	145.5	148.8	151.4	153.0	154.2	155.9	158.2	167.6	179.3	197.6	180.9
Retained earnings		-54.3	-55.2	-56.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-11.6	-11.7	-11.8	-13.8	-14.9	0.0
Sustainable retained earnings																									0.0
Dividends		72.2	76.7	79.3	80.1	80.8	81.7	82.8	79.1	80.5	82.1	84.0	85.9	87.8	89.7	91.7	93.3	94.3	95.0	96.1	97.5	103.4	110.7	121.9	78.5
Capital gains (fictious retention of cons. earnings)		0.0	0.0	0.0	56.4	56.8	57.4	59.3	56.8	57.7	50.9	52.1	53.3	54.6	55.8	57.1	58.1	58.7	59.1	48.3	49.0	52.5	54.9	60.8	78.5
Income tax on dividends		-8.6	-9.2	-9.5	-9.6	-9.8	-20.0	-21.8	-20.9	-21.2	-21.7	-22.2	-22.7	-23.2	-22.5	-20.8	-20.1	-21.2	-23.4	-24.6	-23.8	-22.7	-23.0	-28.0	-18.7
Income tax on capital gains (fictitious retention)		0.0	0.0	0.0	-7.4	-7.5	-7.6	-7.8	-7.5	-7.6	-6.7	-6.9	-7.0	-7.2	-7.4	-7.5	-7.7	-7.7	-7.8	-6.4	-6.5	-6.9	-7.2	-8.0	-10.4
Earnings to be capitalized		63.5	67.5	69.8	119.4	120.3	111.5	112.4	107.5	109.3	104.7	107.1	109.5	112.0	115.7	120.4	123.7	124.1	123.0	113.4	116.3	126.2	135.2	146.7	128.0
Discount rate		4.91%	4.84%	4.79%	4.74%	4.74%	4.73%	4.72%	4.71%	4.70%	4.69%	4.69%	4.69%	4.69%	4.69%	4.69%	4.69%	4.70%	4.70%	4.70%	4.70%	4.69%	4.68%	4.67%	3.67%
Discount factor		0.9746	0.9296	0.8872	0.8470	0.8087	0.7721	0.7373	0.7042	0.6726	0.6425	0.6137	0.5862	0.5600	0.5349	0.5109	0.4880	0.4661	0.4452	0.4252	0.4061	0.2567	0.1625	0.1029	2.8003
Present values		61.9	62.8	62.0	101.1	97.3	86.1	82.9	75.7	73.5	67.3	65.7	64.2	62.7	61.9	61.5	60.4	57.8	54.8	48.2	47.2	32.4	22.0	15.1	358.5
Discounted earnings value	18.06.2014	2,542.4

Annex 3

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DokID: 14066 DG2PU20

[Translator’s notes are in square brackets]

General Engagement Terms

for

Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften

[German Public Auditors and Public Audit Firms]

as of January 1, 2002

This is an English translation of the German text, which is the sole authoritative version

1.	Scope

(1) These engagement terms are applicable to contracts between Wirt-schaftsprüfer [German Public Auditors] or Wirtschaftsprüfungsgesellschaften [German Public Audit Firms] (hereinafter collectively referred to as the “Wirtschaftsprüfer”) and their clients for audits, consulting and other engagements to the extent that something else has not been expressly agreed to in writing or is not compulsory due to legal requirements.

(2) lf, in an individual case, as an exception contractual relations have also been established between the Wirtschaftsprüfer and persons other than the client, the provisions of No. 9 below also apply to such third parties.

2.	Scope and performance of the engagement

(1) Subject of the Wirtschaftsprüfer’s engagement is the performance of agreed services - not a particular economic result. The engagement is performed in accordance with the Grundsätze ordnungsmäßiger Berufsausübung [Standards of Proper Professional Conduct]. The Wirtschaftsprüfer is entitled to use qualified persons to conduct the engagement.

(2) The application of foreign law requires - except for financial attestation engagements - an express written agreement.

(3) The engagement does not extend - to the extent it is not directed thereto - to an examination of the issue of whether the requirements of tax law or special regulations, such as, for example, laws on price controls, laws limiting competition and Bewirtschaftungsrecht [laws controlling certain aspects of specific business operations] were observed; the same applies to the determination as to whether subsidies, allowances or other benefits may be claimed. The performance of an engagement encompasses auditing procedures aimed at the detection of the defalcation of books and records and other irregularities only if during the conduct of audits grounds therefor arise or if this has been expressly agreed to in writing.

(4) If the legal position changes subsequent to the issuance of the final professional statement, the Wirtschaftsprüfer is not obliged to inform the client of changes or any consequences resulting therefrom.

3.	The client’s duty to inform

(1) The client must ensure that the Wirtschaftsprüfer - even without his special request - is provided, on a timely basis, with all supporting documents and records required for and is informed of all events and circumstances which may be significant to the performance of the engagement. This also applies to those supporting documents and records, events and circumstances which first become known during the Wirtschaftsprüfer’s work.

(2) Upon the Wirtschaftsprüfer’s request, the client must confirm in a written statement drafted by the Wirtschaftsprüfer that the supporting documents and records and the information and explanations provided are complete.

4.	Ensuring independence

The client guarantees to refrain from everything which may endanger the independence of the Wirtschaftsprüfer’s staff. This particularly applies to offers of employment and offers to undertake engagements on one’s own account.

5.	Reporting and verbal information

lf the Wirtschaftsprüfer is required to present the results of his work in writing, only that written presentation is authoritative. For audit engagements the long- form report should be submitted in writing to the extent that nothing else has been agreed to. Verbal statements and information provided by the Wirtschaftsprüfer’s staff beyond the engagement agreed to are never binding.

6.	Protection of the Wirtschaftsprüfer’s intellectual property

The client guarantees that expert opinions, organizational charts, drafts, sketches, schedules and calculations - expecially quantity and cost computations - prepared by the Wirtschaftsprüfer within the scope of the engagement will be used only for his own purposes.

7.	Transmission of the Wirtschaftsprüfer’s professional statement

(1) The transmission of a Wirtschaftsprüfer’s professional statements (long- form reports, expert opinions and the like) to a third party requires the Wirtschaftsprüfer’s written consent to the extent that the permission to transmit to a certain third party does not result from the engagement terms.

The Wirtschaftsprüfer is liable (within the limits of No. 9) towards third parties only if the prerequisites of the first sentence are given.

(2) The use of the Wirtschaftsprüfer’s professional statements for promotional purposes is not permitted; an infringement entitles the Wirtschaftsprüfer to immediately cancel all engagements not yet conducted for the client.

8.	Correction of deficiencies

(1) Where there are deficiencies, the client is entitled to subsequent fulfillment [of the contract]. The client may demand a reduction in fees or the cancellation of the contract only for the failure to subsequently fulfill [the contract]; if the engagement was awarded by a person carrying on a commercial business as part of that commercial business, a government-owned legal person under public law or a special government-owned fund under public law, the client may demand the cancellation of the contract only if the services rendered are of no interest to him due to the failure to subsequently fulfill [the contract]. No. 9 applies to the extent that claims for damages exist beyond this.

(2) The client must assert his claim for the correction of deficiencies in writing without delay. Claims pursuant to the first paragraph not arising from an intentional tort cease to be enforceable one year after the commencement of the statutory time limit for enforcement.

(3) Obvious deficiencies, such as typing and arithmetical errors and formelle Mängel [deficiencies associated with technicalities] contained in a Wirtschaftsprüfer’s professional statements (long-form reports, expert opinions and the like) may be corrected - and also be applicable versus third parties - by the Wirtschaftsprüfer at any time. Errors which may call into question the conclusions contained in the Wirtschaftsprüfer’s professional statements entitle the Wirtschaftsprüfer to withdraw - also versus third parties - such statements. In the cases noted the Wirtschaftsprüfer should first hear the client, if possible.

9.	Liability

(1) The liability limitation of § [“Article”] 323 (2)[“paragraph 2”] HGB [“Handelsgesetzbuch”: German Commercial Code] applies to statutory audits required by law.

(2) Liability for negligence; An individual case of damages

If neither No. 1 is applicable nor a regulation exists in an individual case, pursuant to § 54a (1) no. 2 WPO [“Wirtschaftsprüferordnung”: Law regulating the Profession of Wirtschaftsprüfer] the liability of the Wirtschaftsprüfer for claims of compensatory damages of any kind - except for damages resulting from injury to life, body or health - for an individual case of damages resulting from negligence is limited to € 4 million; this also applies if liability to a person other than the client should be established. An individual case of damages also exists in relation to a uniform damage arising from a number of breaches of duty. The individual case of damages encompasses all consequences from a breach of duty without taking into account whether the damages occurred in one year or in a number of successive years. In this case multiple acts or omissions of acts based on a similar source of error or on a source of error of an equivalent nature are deemed to be a uniform breach of duty if the matters in question are legally or economically connected to one another. In this event the claim against the Wirtschaftsprüfer is limited to € 5 million. The limitation to the fivefold of the minimum amount insured does not apply to compulsory audits required by law.

(3) Preclusive deadlines

A compensatory damages claim may only be lodged within a preclusive deadline of one year of the rightful claimant having become aware of the damage and of the event giving rise to the claim - at the very latest, however, within 5 years subsequent to the event giving rise to the claim. The claim expires if legal action is not taken within a six month deadline subsequent to the written refusal of acceptance of the indemnity and the client was informed of this consequence.

The right to assert the bar of the preclusive deadline remains unaffected. Sentences 1 to 3 also apply to legally required audits with statutory liability limits.

52002KND

1/2002

Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft

10.	Supplementary provisions for audit engagements

(1) A subsequent amendment or abridgernent of the financial statements or management report audited by a Wirtschaftsprüfer and accompanied by an auditor’s report requires the written consent of the Wirtschaftsprüfer even if these documents are not published. If the Wirtschaftsprüfer has not issued an auditor’s report, a reference to the audit conducted by the Wirtschaftsprüfer in the management report or elsewhere specified for the general public is permitted only with the Wirtschaftsprüfer’s written consent and using the wording authorized by him.

(2) lf the Wirtschaftsprüfer revokes the auditor’s report, it may no longer be used. lf the client has already made use of the auditor’s report, he must announce its revocation upon the Wirtschaftsprüfer’s request.

(3) The client has a right to 5 copies of the long-form report. Additional copies will be charged for separately.

11.	Supplementary provisions for assistance with tax matters

(1) When advising on an individual tax issue as well as when furnishing continuous tax advice, the Wirtschaftsprüfer is entitled to assume that the facts provided by the client - especially numerical disclosures - are correct and complete; this also applies to bookkeeping engagements. Nevertheless, he is obliged to inform the client of any errors he has discovered.

(2) The tax consulting engagement does not encompass procedures required to meet deadlines, unless the Wirtschaftsprüfer has explicitly accepted the engagement for this. In this event the client must provide the Wirtschaftsprüfer, on a timely basis, all supporting documents and records - especially tax assessments - material to meeting the deadlines, so that the Wirtschaftsprüfer has an appropriate time period available to work therewith.

(3) In the absence of other written agreements, continuous tax advice encompasses the following work during the contract period:

a)

preparation of annual tax returns for income tax, corporation tax and business tax, as well as net worth tax returns on the basis of the annual financial statements and other schedules and evidence required for tax purposes to be submitted by the client

b)	examination of tax assessments in relation to the taxes mentioned in (a)

c)	negotiations with tax authorities in connection with the returns and assessments mentioned in (a) and (b)

d)	participation in tax audits and evaluation of the results of tax audits with respect to the taxes mentioned in (a)

e)	participation in Einspruchs- und Beschwerdeverfahren [appeals and complaint procedures] with respect to the taxes mentioned in (a).

In the afore-mentioned work the Wirtschaftsprüfer takes material published legal decisions and administrative interpretations into account.

(4) If the Wirtschaftsprüfer receives a fixed fee for continuous tax advice, in the absence of other written agreements the work mentioned under paragraph 3 (d) and (e) will be charged separately.

(5) Services with respect to special individual issues for income tax, corporate tax, business tax, valuation procedures for property and net worth taxation, and net worth tax as well as all issues in relation to sales tax, wages tax, other taxes and dues require a special engagement. This also applies to:

a)	the treatment of nonrecurring tax matters, e. g. in the field of estate tax, capital transactions tax, real estate acquisition tax

b)	participation and representation in proceedings before tax and administrative courts and in criminal proceedings with respect to taxes, and

c)

the granting of advice and work with respect to expert opinions in connection with conversions of legal form, mergers, capital increases and reductions, financial reorganizations, admission and retirement of partners or sharehoIders, sale of a business, liquidations and the like.

(6) To the extent that the annual sales tax return is accepted as additional work, this does not include the review of any special accounting prerequisities nor of the issue as to whether all potential legal sales tax reductions have been claimed. No guarantee is assumed for the completeness of the supporting documents and records to validate the deduction of the input tax credit.

12.	Confidentiality towards third parties and data security

(1) Pursuant to the law the Wirtschaftsprüfer is obliged to treat all facts that he comes to know in connection with his work as confidential, irrespective of whether these concern the client himself or his business associations, unless the client releases him from this obligation.

(2) The Wirtschaftsprüfer may only release long-form reports, expert opinions and other written statements on the results of his work to third parties with the consent of his client.

(3) The Wirtschaftsprüfer is entitled - within the purposes stipulated by the client - to process personal data entrusted to him or allow them to be processed by third parties.

13.	Default of acceptance and lack of cooperation on the part of the client lf the client defaults in accepting the services offered by the Wirtschaftsprüfer or if the client does not provide the assistance incumbent on him pursuant to No. 3 or otherwise, the Wirtschaftsprüfer is entitled to cancel the contract immediately. The Wirtschaftsprüfer’s right to compensation for additional expenses as well as for damages caused by the default or the lack of assistance is not affected, even if the Wirtschaftsprüfer does not exercise his right to cancel.

14.	Remuneration

(1) In addition to his claims for fees or remuneration, the Wirtschaftsprüfer is entitled to reimbursement of his outlays: sales tax will be billed separately. He may claim appropriate advances for remuneration and reimbursement of outlays and make the rendering of his services dependent upon the complete satisfaction of his claims. Multiple clients awarding engagements are jointly and severally liable.

(2) Any set off against the Wirtschaftsprüfer’s claims for remuneration and reimbursement of outlays is permitted only for undisputed claims or claims determined to be legally valid.

15.	Retention and return of supporting documentation and records

(1) The Wirtschaftsprüfer retains, for ten years, the supporting documents and records in connection with the completion of the engagement - that had been provided to him and that he has prepared himself - as well as the correspondence with respect to the engagement.

(2) After the settlement of his claims arising from the engagement, the Wirtschaftsprüfer, upon the request of the client, must return all supporting documents and records obtained from him or for him by reason of his work on the engagement. This does not, however, apply to correspondence exchanged between the Wirtschaftsprüfer and his client and to any documents of which the client already has the original or a copy. The Wirtschaftsprüfer may prepare and retain copies or photocopies of supporting documents and records which he returns to the client.

16.	Applicable law

Only German law applies to the engagement, its conduct and any claims arising therefrom.

Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft

Alle Rechte vorbehalten. Ohne Genehmigung des Verlages ist es nicht gestattet, die Vordrucke ganz oder teilweise nachzudrucken bzw. auf fotomechanischem oder elektronischem Wege zu vervielfältigen und/oder zu verbreiten.

© IDW Verlag GmbH · Tersteegenstraße 14 · 40474 Düsseldorf

DokID: 5104 V6PYY60

Allgemeine Auftragsbedingungen

für

Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften

vom 1. Januar 2002

1.	Geltungsbereich

(1) Die Auftragsbedingungen gelten für die Verträge zwischen Wirtschafts- prüfern oder Wirtschaftsprüfungsgesellschaften (im nachstehenden zusammenfassend „Wirtschaftsprüfer genannt) und ihren Auftraggebern über Prüfungen, Beratungen und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Werden im Einzelfall ausnahmsweise vertragliche Beziehungen auch zwischen dem Wirtschaftsprüfer und anderen Personen als dem Auftraggeber begründet, so gelten auch gegenüber solchen Dritten die Bestimmungen der nachstehenden Nr. 9.

2.	Umfang und Ausführung des Auftrages

(1) Gegenstand des Auftrages ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrages sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf - außer bei betriebs- wirtschaftlichen Prüfungen - der ausdrücklichen schriftlichen Vereinbarung.

(3) Der Auftrag erstreckt sich, soweit er nicht darauf gerichtet ist, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z. B. die Vorschriften des Preis-, Wettbewerbs- beschränkungs- und Bewirtschaftungsrechts beachtet sind; das gleiche gilt für die Feststellung, ob Subventionen, Zulagen oder sonstige Vergünstigungen in Anspruch genommen werden können. Die Ausführung eines Auftrages umfasst nur dann Prüfungshandlungen, die gezielt auf die Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten gerichtet sind, wenn sich bei der Durchführung von Prüfungen dazu ein Anlass ergibt oder dies ausdrücklich schriftlich vereinbart ist.

(4) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

3.	Aufklärungspflicht des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, daß dem Wirtschaftsprüfer auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

4.	Sicherung der Unabhängigkeit

Der Auftraggeber steht dafür ein, daß alles unterlassen wird, was die Unab- hängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährden könnte. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

5.	Berichterstattung und mündliche Auskünfte

Hat der Wirtschaftsprüfer die Ergebnisse seiner Tätigkeit schriftlich darzu- stellen, so ist nur die schriftliche Darstellung maßgebend. Bei Prüfungsauf- trägen wird der Bericht, soweit nichts anderes vereinbart ist, schriftlich erstattet. Mündliche Erklärungen und Auskünfte von Mitarbeitern des Wirtschaftsprüfers außerhalb des erteilten Auftrages sind stets unverbindlich.

6.	Schutz des geistigen Eigentums des Wirtschaftsprüfers

Der Auftraggeber steht dafür ein, daß die im Rahmen des Auftrages vom Wirtschaftsprüfer gefertigten Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Aufstellungen und Berechnungen, insbesondere Massen- und Kostenberechnungen, nur für seine eigenen Zwecke verwendet werden.

7.	Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Berichte, Gutachten und dgl.) an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, soweit sich nicht bereits aus dem Auftragsinhalt die Einwilligung zur Weitergabe an einen bestimmten Dritten ergibt.

Gegenüber einem Dritten haftet der Wirtschaftsprüfer (im Rahmen von Nr. 9) nur, wenn die Voraussetzungen des Satzes 1 gegeben sind.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Wirtschaftsprüfer zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

8.	Mängelbeseitigung

(1) Bei etwaigen Mängeln hat der Auftraggeber Anspruch auf Nacherfüllung durch den Wirtschaftsprüfer. Nur bei Fehlschlagen der Nacherfüllung kann er auch Herabsetzung der Vergütung oder Rückgängigmachung des Vertrages verlangen; ist der Auftrag von einem Kaufmann im Rahmen seines Handelsgewerbes, einer juristischen Person des öffentlichen Rechts oder von einem öffentlich-rechtlichen Sondervermögen erteilt worden, so kann der Auftraggeber die Rückgängigmachung des Vertrages nur verlangen, wenn die erbrachte Leistung wegen Fehlschlagens der Nacherfüllung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muß vom Auftraggeber unverzüglich schriftlich geltend gemacht werden. Ansprüche nach Abs. 1, die nicht auf einer vorsätzlichen Handlung beruhen, verjähren nach Ablauf eines Jahres ab dem gesetzlichen Verjährungsbeginn.

(3) Offenbare Unrichtigkeiten, wie z. B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirt- schaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse in Frage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

9.	Haftung

(1) Für gesetzlich vorgeschriebene Prüfungen gilt die Haftungs- beschränkung des § 323 Abs. 2 HGB.

(2) Haftung bei Fahrlässigkeit, Einzelner Schadensfall

Falls weder Abs. 1 eingreift noch eine Regelung im Einzelfall besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, mit Ausnahme von Schäden aus der Verletzung von Leben, Körper und Gesundheit, bei einem fahrlässig verursachten einzelnen Schadensfall gem. § 54 a Abs. 1 Nr. 2 WPO auf 4 Mio. € beschränkt; dies gilt auch dann, wenn eine Haftung gegenüber einer anderen Person als dem Auftraggeber begründet sein sollte. Ein einzelner Schadensfall ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfaßt sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 5 Mio. € in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(3) Ausschlußfristen

Ein Schadensersatzanspruch kann nur innerhalb einer Ausschlußfrist von einem Jahr geltend gemacht werden, nachdem der Anspruchsberechtigte von dem Schaden und von dem anspruchsbegründenden Ereignis Kenntnis erlangt hat, spätestens aber innerhalb von 5 Jahren nach dem anspruchs- begründenden Ereignis. Der Anspruch erlischt, wenn nicht innerhalb einer Frist von sechs Monaten seit der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde.

Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt. Die Sätze 1 bis 3 gelten auch bei gesetzlich vorgeschriebenen Prüfungen mit gesetzlicher Haftungsbeschränkung.

52001

1/2002

Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft

DokID: 5104 V6PYY60

10	Ergänzende Bestimmungen für Prüfungsaufträge

(1) Eine nachträgliche Änderung oder Kürzung des durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschlusses oder Lageberichts bedarf, auch wenn eine Veröffentlichung nicht stattfindet, der schriftlichen Einwilligung des Wirtschaftsprüfers. Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

11.	Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfaßt nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, daß der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Falle hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, daß dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfaßt die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a)

Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger, für die Besteuerung erforderlicher Aufstellungen und Nachweise

b)	Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c)	Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d)	Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e)	Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3 d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrages. Dies gilt auch für

a)	die Bearbeitung einmalig anfallender Steuerangelegenheiten, z. B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b)	die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen und

c)

die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen.

(6) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzuges wird nicht übernommen.

12.	Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze verpflichtet, über alle Tatsachen, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, gleichviel, ob es sich dabei um den Auftraggeber selbst oder dessen Geschäftsverbindungen handelt, es sei denn, daß der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen.

(3) Der Wirtschaftsprüfer ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftraggebers zu verarbeiten oder durch Dritte verarbeiten zu lassen.

13.	Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Wirtschaftsprüfer angebotenen Leistung in Verzug oder unterläßt der Auftraggeber eine ihm nach Nr. 3 oder sonst wie obliegende Mitwirkung, so ist der Wirtschaftsprüfer zur fristlosen Kündigung des Vertrages berechtigt. Unberührt bleibt der Anspruch des Wirtschaftsprüfers auf Ersatz der ihm durch den Verzug oder die unterlassene Mitwirkung des Auftraggebers entstandenen Mehraufwendungen sowie des verursachten Schadens, und zwar auch dann, wenn der Wirtschaftsprüfer von dem Kündigungsrecht keinen Gebrauch macht.

14.	Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

15.	Aufbewahrung und Herausgabe von Unterlagen

(1) Der Wirtschaftsprüfer bewahrt die im Zusammenhang mit der Erledigung eines Auftrages ihm übergebenen und von ihm selbst angefertigten Unterlagen sowie den über den Auftrag geführten Schriftwechsel zehn Jahre auf.

(2) Nach Befriedigung seiner Ansprüche aus dem Auftrag hat der Wirtschaftsprüfer auf Verlangen des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlaß seiner Tätigkeit für den Auftrag von diesem oder für diesen erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Wirtschaftsprüfer und seinem Auftraggeber und für die Schriftstücke, die dieser bereits in Urschrift oder Abschrift besitzt. Der Wirtschaftsprüfer kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen und zurückbehalten.

16.	Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.

Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft